Form 10-K, Exhibit 13
period 1996-09-30
AGL RESOURCES INC
filed 1996-12-26
CIK 1004155

Exhibit 13

MANAGEMENTS DISCUSSION OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(GRAPH APPEARS HERE)

(GRAPH APPEARS HERE)

On March 6, 1996, AGL Resources Inc. (AGL Resources) became the holding company for Atlanta Gas Light Company (AGLC), a natural gas distribution utility; AGLC's wholly owned natural gas utility subsidiary, Chattanooga Gas Company (Chattanooga); and AGLC's nonregulated subsidiaries: AGL Energy Services, Inc.; AGL Investments, Inc.; Georgia Gas Company; Georgia Gas Service Company; Georgia Energy Company; and Trustees Investments, Inc. During fiscal 1996 ownership of AGLC's nonregulated businesses was transferred to AGL Resources and its various subsidiaries. (See Note 1 in Notes to Consolidated Financial Statements.) Unless noted specifically or otherwise required by the context, references to AGLC or the utility include the operations and activities of AGLC and Chattanooga.

     The following discussion and analysis reflects the results of operations and financial condition of AGL Resources for the three years ended September 30, 1996, and factors expected to impact its future operations.

RESULTS OF OPERATIONS

Fiscal 1996 Compared with Fiscal 1995


Operating  Revenues
Operating  revenues  increased 14.8% in 1996 compared with 1995 primarily due to
(1) an increase in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules, (2) increased volumes of gas sold to firm service customers as a result of weather that was 50% colder in 1996 than in 1995 and (3) an increase of approximately 41,000 in the number of customers served.


Cost of Gas
Cost of gas increased 26% in 1996 compared with 1995 primarily due to (1) an increase in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules and (2) increased volumes of gas sold to firm service customers as a result of weather that was 50% colder in 1996 than in 1995.

The utility's cost of natural gas per therm was 32.2 cents in 1996 and 29.7 cents in 1995. Variations in the cost of purchased gas are passed through to customers under the purchased gas provisions of the utility's rate schedules. Overrecoveries or underrecoveries of purchased gas costs are charged or credited to cost of gas and are included in current assets or liabilities, thereby eliminating the effect that recovery of gas costs otherwise would have on net income.


Operating Margin
Operating margin increased 1.8% in 1996 compared with 1995 primarily due to (1) recovery of increased expenses related to an Integrated Resource Plan (IRP), which are recovered through an IRP Cost Recovery Rider approved by the Georgia Public Service Commission (Georgia Commission), (2) a revenue increase granted by the Tennessee

Regulatory  Authority  (TRA),  formerly the  Tennessee  Public
Service Commission, effective November 1, 1995, and (3) an increase of approximately 41,000 in the number of customers served.


Restructuring Costs
In November 1994 AGL Resources announced a corporate restructuring plan in response to increased competition and changes in the federal and state regulatory environments in which AGLC operates. Restructuring costs of $61.4 million related to early retirement and severance programs and $8.9 million related to office closings and costs to exit AGLC's appliance merchandising and real estate investment operations were recorded during 1995. There were no restructuring costs recorded in 1996.

During the fourth quarter of fiscal 1996, AGL Resources reviewed its remaining liabilities with respect to its corporate restructuring plan. As a result, AGL Resources adjusted its restructuring accruals and reduced operating expenses by $2.7 million, before income taxes. The remaining balance of restructuring liabilities as of September 30, 1996, and 1995, was $1 million and $4.8 million, respectively.


Other  Operating  Expenses
Operation and maintenance expenses increased 2.6% in 1996 compared with 1995 primarily due to (1) an increase of $3.6 million in expenses related to an Integrated Resource Plan (IRP) and (2) an increase of $1.2 million in franchise expenses. IRP and franchise expenses are recovered from customers through rate recovery riders approved by the Georgia Commission. As a result, IRP program costs and franchise expenses do not affect net income. Operation and maintenance expenses excluding IRP and franchise expenses increased slightly primarily due to (1) increased uncollectible accounts expenses and (2) expenses associated with the formation of AGL Resources. The increase in operation and maintenance expenses excluding IRP and franchise expenses was offset partly by decreased labor-related expenses.

Depreciation expense increased 6.8% in 1996 compared with 1995 primarily due to increased depreciable plant in service. The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1996 and 1995.

Taxes other than income taxes decreased $0.7 million primarily due to decreased ad valorem taxes.


Other Income
Other income increased $12.2 million in 1996 compared with 1995 primarily due to
(1) income in 1996 from a gas marketing joint venture, (2) income from carrying costs on increased deferred purchased gas undercollections and (3) recoveries of environmental response costs from insurance carriers and third parties.


Interest Expense
Total interest expense increased $1.6 million in 1996 compared with 1995 primarily due to increased amounts of short-term debt outstanding. The increase was offset partly by decreased amounts of long-term debt outstanding.

Income Taxes
Income taxes increased $30.8 million in 1996 compared with 1995 primarily due to increased taxable income.

Net Income and Dividends
On November 3, 1995, the Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and paid on December 1, 1995. All references to number of shares and to per share amounts have been restated retroactively to reflect the stock split.

Net income for 1996 was $75.6 million, compared with $26.4 million in 1995. Earnings per share of common stock were $1.37 in 1996, compared with $0.50 in 1995. Dividends per share of common stock were $1.06 in 1996, compared with $1.04 in 1995. The increases in net income and earnings per share were primarily due to (1) corporate restructuring costs of $43.1 million, after income taxes, recorded in 1995, (2) increased other income and (3) increased operating margin as a result of an increase of approximately 41,000 in the number of customers served. The increases in net income and earnings per share were offset partly by increased depreciation expense. The increase in earnings per share also was offset partly by an increase in the number of common shares outstanding.


Fiscal 1995 Compared with Fiscal 1994

Operating Revenues
Operating  revenues  decreased 11.4% in 1995 compared with 1994 primarily due to
(1) a decrease in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules and (2) decreased volumes of gas sold to firm service customers as a result of weather that was 17% warmer in 1995 than in 1994. The decrease in operating revenues was offset partly by an increase of approximately 37,000 in the number of customers served.

Cost of Gas
Cost of gas decreased 22.4% in 1995 compared with 1994 primarily due to (1) a decrease in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules and (2) decreased volumes of gas sold to firm service customers as a result of weather that was 17% warmer in 1995 than in 1994.

The utility's cost of natural gas per therm was 29.7 cents in 1995 and 37.7 cents in 1994. Variations in the cost of purchased gas are passed through to customers under the purchased gas adjustment provisions of the utility's rate schedules.


Operating  Margin
Operating margin increased 6.1% in 1995 compared with 1994 primarily due to an increase of approximately 37,000 in the number of customers served.


Restructuring Costs
In November 1994 AGL Resources announced a corporate restructuring plan in response to increased competition and changes in the federal and state regulatory environments in which AGLC operates.

The restructuring plan provided for reengineering AGLC's business processes and streamlining AGLC's statewide field organizations. As a result of restructuring, AGLC combined offices and established centralized customer service centers. During 1995, AGLC reduced the average number of employees by approximately 500 through voluntary retirement and severance programs, and attrition.

Restructuring costs of $61.4 million related to early retirement and severance programs and $8.9 million related to office closings and costs to exit AGLC's appliance merchandising and real estate investment operations were recorded during 1995.


Other  Operating  Expenses
Operation and maintenance expenses increased 1.7% in 1995 compared with 1994 primarily due to an increase of $17 million in expenses related to an IRP, which are recovered through an IRP Cost Recovery Rider approved by the Georgia Commission. As a result, IRP program costs do not affect net income. Operation and maintenance expenses excluding IRP expenses decreased 5.4% in 1995 compared with 1994 primarily due to (1) decreased labor costs as a result of the restructuring plan, (2) decreased uncollectible accounts expenses and (3) decreased regulatory commission expenses.

Depreciation expense increased 5.6% in 1995 compared with 1994 primarily due to increased depreciable plant in service. The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1995 and 1994.

Taxes other than income taxes decreased $0.4 million primarily due to decreased payroll taxes as a result of AGL Resources' restructuring plan. The decrease in taxes other than income taxes was offset partly by increased ad valorem taxes.


Other Income
Other income  decreased $3.1 million in 1995 compared with 1994 primarily due to
(1) decreased  income from propane  operations as a result of warmer weather and
(2) decreased income from merchandise operations.


Interest Expense
Total interest expense decreased $0.1 million in 1995 compared with 1994 primarily due to increased allowance for funds used during construction -- debt. Interest on long-term debt decreased $0.5 million in 1995 compared with 1994 due to decreased amounts of long-term debt outstanding. The decreased interest expense on long-term debt was offset by a $0.4 million increase in other interest expenses primarily due to increased interest rates on short-term debt.


Income Taxes
Income taxes decreased $19.6 million in 1995 compared with 1994 primarily due to decreased taxable income.


Net Income and Dividends
Net income for 1995 was $26.4 million, compared with $58.7 million for 1994. Earnings per share of common stock were $0.50 in 1995, compared with $1.17 in 1994. Dividends per share of common stock were $1.04 for 1995 and 1994. The decreases in net income and earnings per share were primarily due to the cost of the restructuring plan. The decreases in net income and earnings per share were offset partly by (1) increased operating margin as a result of an increase of approximately 37,000 in the number of customers served and (2) decreased other operating expenses as a result of the restructuring plan. Excluding charges recorded during 1995 related to the restructuring plan, net income and earnings per share would have been approximately $69.5 million and $1.32, respectively.

Impact  of  Inflation
Inflation impacts the prices AGL Resources must pay for labor and other goods and services required for operation, maintenance and capital improvements. The utility's rate schedules include purchased gas adjustment provisions that permit the increases in gas costs to be passed on to its customers. Increases in costs not recovered through the purchased gas adjustment provisions and other similar rate riders must be recovered through timely filings for rate relief.


FINANCIAL CONDITION

Financing



Common Stock
On June 16, 1995, approximately 3 million shares of common stock were issued and sold at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance capital expenditures and for other corporate purposes. AGL Resources issued 762,553; 1,092,486; and 1,144,270 shares of common stock during fiscal 1996, 1995 and 1994, respectively, for its Dividend Reinvestment and Stock Purchase Plan, Retirement Savings Plus Plan, Long-Term Stock Incentive Plan, Nonqualified Savings Plan and the Non-Employee Directors Equity Compensation Plan, which increased common equity by approximately $14 million, $18 million and $20 million, respectively.

Long-Term Debt
During fiscal 1994, $194.5 million in principal amount of medium-term notes, Series C, was issued, with maturity dates ranging from 10 to 30 years and with interest rates ranging from 5.9% to 7.2%. The notes are issued under an Indenture dated December 1, 1989, and are unsecured and rank on a parity with all other unsecured indebtedness. Net proceeds from the notes were used to repay short-term debt, to refund $125 million in principal amount of First Mortgage Bonds and for other corporate purposes. Approximately $105 million in principal amount of medium-term notes, Series C, was unissued as of September 30, 1996, and 1995.


Short-Term Debt
Because AGL Resources' primary business is highly seasonal, short-term debt is used to meet seasonal working capital requirements. In addition, capital expenditures are funded temporarily with short-term debt. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary from $75 million in the summer months to $253 million for peak winter financing. Short-term debt increased $101 million from the amount outstanding as of September 30, 1995, to $152 million as of September 30, 1996, primarily as a result of the increased use of short-term debt to temporarily fund capital expenditures. For additional information concerning short-term debt, see Note 8 in Notes to Consolidated Financial Statements.


Capital Requirements
Capital expenditures for construction of distribution facilities, purchase of equipment and other general improvements were $132.5 million during 1996.

Capital requirements are estimated to be approximately $350 million for the three years ending September 30, 1999. During the same period, approximately $1.2 million will be required to fund preferred stock purchase fund obligations. Funding for those expenditures will be provided through a combination of internal sources and the issuance of short-term and long-term debt and equity securities.

The cost of natural gas stored underground increased $32.8 million to $144 million as of September 30, 1996, primarily due to an increase in the cost of the gas that was injected into storage.


Ratios and Coverages
On September 30, 1996, AGL Resources' capitalization ratios consisted of 46.1% long-term debt, 4.9% preferred stock and 49.0% common equity. The times interest earned and ratio of earnings to fixed charges increased in 1996 compared with 1995 primarily due to increased earnings. The times interest earned and ratio of earnings to fixed charges decreased in 1995 compared with 1994 primarily due to decreased earnings.

The weighted average cost of long-term debt decreased from 7.7% on September 30, 1994, to 7.6% on September 30, 1996. The decrease was due to the redemption of $15 million in principal amount of 8.85% medium-term notes. The weighted average cost of preferred stock was 7.5% on September 30, 1994, 1995 and 1996. The return on average common equity was 11.6% for 1994; 4.9% for 1995; and 13.2% for 1996. Net income in 1995 included a charge for restructuring of $43.1 million, after income taxes.

Regulatory Activity

Order 636
In 1992 the Federal Energy Regulatory Commission (FERC) issued Order 636, which, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-1994 heating season.

In Order 636 FERC acknowledged that, without special recovery mechanisms, certain costs that previously were recovered in the pipelines' rate for bundled sales services no longer could be recovered by the pipelines in a restructured environment. Those costs, referred to as transition costs, include such things as unrecovered gas costs, gas supply realignment (GSR) costs and various stranded costs resulting from unbundling. Accordingly, Order 636 included a recovery mechanism that allows the pipeline companies to pass through to their customers any prudently incurred transition costs attributable to compliance with Order 636.

On July 16,  1996,  the United  States  Court of  Appeals  for the  District  of
Columbia Circuit issued its ruling in United Distribution Cos. v. FERC, concerning appeals from Order 636. The court generally upheld FERC's orders against a broad array of challenges, but remanded the orders to FERC for reconsideration of certain issues, including FERC's decision to permit pipelines to pass all of their GSR costs through to their customers and its decision to require interruptible transportation customers to bear 10% of GSR costs. FERC has not yet issued an order on remand, and thus it is not known whether FERC will change its GSR policies. The court's order is subject to further proceedings before the District of Columbia Circuit, and possibly the United States Supreme Court.

AGLC, based on filings with FERC by its pipeline suppliers, estimates that its portion of such costs from all of its pipeline suppliers would be approximately $109.9 million. Such filings currently are pending before FERC for final approval, and the transition costs are being collected subject to refund. Approximately $80.6 million of such costs have been incurred by AGLC as of September 30, 1996, recovery of which is provided under the purchased gas provisions of AGLC's rate schedules.

Transition costs have not affected the total cost of gas to the utility's customers significantly because (1) purchases of wellhead gas supplies are based on market prices that are below the cost of gas previously embedded in the bundled pipeline sales service rates and (2) many elements of transition costs previously were embedded in the rates for the pipelines' bundled sales service.


Regulatory Reform Initiatives
Two regulatory reform initiatives are pending in Georgia, both designed to increase competition and reduce the role of regulation within the natural gas industry. The first such initiative is the subject of a proceeding before the Georgia Commission; the second initiative is before study committees of the Georgia General Assembly.

With respect to the first initiative, on November 20, 1995, the Georgia Commission issued a Natural Gas Notice of Inquiry soliciting comments on how to introduce more competition into natural gas markets within Georgia. Following written comments and oral presentations from numerous parties, on May 21, 1996, the Georgia Commission adopted a Policy Statement that, among other things, sets up a distinction between competitive and natural monopoly services; favors performance-based regulation in lieu of traditional cost-of-service regulation; calls for unbundling interruptible service; directs the Georgia Commission Staff to develop standards of conduct for utilities and their marketing affiliates; and invites pilot programs for unbundling services to residential and small business customers.

Consistent with specific goals in the Georgia Commission's Policy Statement, on June 10, 1996, AGLC filed a comprehensive plan for serving interruptible markets called the Natural Gas Service Provider Selection Plan (the Plan). The Plan proposes further unbundling of services to provide large customers more service options and the ability to purchase only those services they require. Proposed tariff changes would allow AGLC to cease its sales service function and the associated sales obligation; implement delivery-only service for large customers on a firm and interruptible basis; and provide pooling services to marketers. The Plan also includes proposed standards of conduct for utilities and marketing affiliates of utilities. Hearings on the proposal have been scheduled for December 1996 and January and February 1997. A decision is expected from the Georgia Commission prior to March 1, 1997.

The second major initiative to increase competition and decrease the role of regulation in Georgia is before study committees of the Georgia General Assembly. The 1996 Georgia General Assembly considered, but delayed action on, The Natural Gas Fair Pricing Act, which would have allowed local gas companies to negotiate contract prices and terms for gas services with large commercial and industrial customers absent Georgia Commission-mandated rates. The Georgia General Assembly stated through resolutions a desire to fashion a more comprehensive approach to deregulation and unbundling of natural gas services in Georgia. Those resolutions, adopted during the 1996 session, created Senate and House committees to study and recommend a comprehensive course of action by December 31, 1996, for deregulating natural gas markets in Georgia.

The separate Senate and House study committees conducted meetings during September, October and November 1996, with the goal of crafting a comprehensive deregulation bill for the 1997 General Assembly, which convenes in January 1997. The natural gas deregulation plan under consideration by the committees would unbundle services to all of AGLC's natural gas customers, would continue AGLC's role as the intrastate transporter of natural gas, would allow AGLC to assign firm delivery capacity to certificated marketers who would sell the gas commodity, and would create a secondary transportation market for interruptible transportation capacity.

Although AGL Resources cannot predict the outcome of those two regulatory reform initiatives, it supports both the plan under consideration by the Georgia Commission and the plan under consideration by the Georgia General Assembly. AGLC currently makes no profit on the purchase and sale of gas because actual gas costs are passed through to customers under the purchased gas provisions of AGLC's rate schedules. Earnings are provided through revenues received for intrastate transportation of the commodity. Consequently, allowing AGLC to cease its sales service function and the associated sales obligation would not adversely affect AGLC's ability to earn a return on its distribution system investment. In addition, allowing gas to be sold to all customers by numerous marketers, including nonregulated subsidiaries of AGL Resources, would provide new earnings opportunities.


Gas Cost Recovery Filing
Pursuant to legislation enacted by the Georgia General Assembly, each investor-owned local gas distribution company is required to file on or before August 1 of each year, a proposed gas supply plan for the subsequent year, as well as a proposed cost recovery factor to be used during the same time period. Costs of natural gas supply, interstate transportation and storage incurred pursuant to an approved plan may be recovered under the purchased gas provisions of the utility's rate schedules.

On August 1, 1996, AGLC filed its 1997 Gas Supply Plan, which consists of gas supply, transportation and storage options designed to provide reliable service to firm customers at the best cost. On September 13, 1996, the Georgia Commission approved the entire supply portfolio contained in the 1997 Gas Supply Plan.

As part of the 1997 Gas Supply Plan, AGLC is authorized to continue limited gas supply hedging activities. The 1997 hedging program has been expanded beyond the program approved in the 1996 Gas Supply Plan. The financial results of all hedging activities are passed through to firm service customers under the purchased gas provisions of the utility's rate schedules. Accordingly, there is no earnings impact as a result of the hedging program.


Rate Filings
On May 1, 1995, Chattanooga filed a rate proceeding with the TRA seeking an increase in revenues of $5.2 million annually. On September 27, 1995, a settlement agreement was reached that provides for an annual increase in revenues of approximately $2.5 million, effective November 1, 1995.



1997 Gas Supply Plan
10 therms = 1 dekatherm                               Production
                                  Firm                      Area Supplemental                     Total
                        Transportation     Wellhead  Underground  Underground    Liquefied     Peak-Day
                              Capacity   Gas Supply      Storage      Storage  Natural Gas       Supply
Atlanta Gas Light Company  (dekatherms) (dekatherms) (dekatherms) (dekatherms) (dekatherms) (dekatherms)
Southern .................     778,037                   414,753      168,500
Transco ..................     137,989                   103,356      280,241
Tennessee / East Tennessee      63,860                    32,864
Southern / South Georgia .      12,115                     6,906          708
Total ....................     992,001      520,655      557,879      449,449      665,000    2,106,450

Chattanooga Gas Company
East Tennessee ........         46,350                    23,857
Southern ..............         22,462                    14,346
Total .................         68,812       34,696       38,203            0       90,000      158,812


On August 3, 1993, Chattanooga made a rate filing with the TRA seeking an increase in revenues of $5.7 million annually. On December 31, 1993, a settlement agreement was reached that provided for an annual rate increase of $3.5 million, effective February 1, 1994.

Weather Normalization
The Georgia Commission and the TRA have authorized weather normalization adjustment riders (WNARs), which are designed to offset the impact that unusually cold or warm weather has on customer billings and operating margin. Because fiscal 1996 was colder than normal, the WNARs reduced net income and net cash flow from operating activities to normal levels. Fiscal 1995 and 1994 were warmer than normal, and the WNARs, therefore, increased net income and net cash flow from operating activities to normal levels for those periods. The WNARs decreased net income by $4.4 million in 1996, and increased net income by $27.3 million in 1995 and $12.6 million in 1994.


Environmental Matters
AGLC has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGLC has identified three other sites in Georgia that AGLC does not now own, but that may have been associated with the operation of MGPs by AGLC or its predecessors. There are three sites in Florida that have been investigated by environmental authorities in connection with which AGLC may be contacted as a potentially responsible party. Preliminary assessments and subsequent site investigations have revealed environmental impacts at and near some of those sites.

Under a thorough analysis of potentially applicable requirements, AGLC has estimated that, under the most favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites, excluding sites for which no remediation is expected or the cost of which cannot be estimated, could be as low as $30.4 million. Alternatively, AGLC has estimated that, under the least favorable circumstances reasonably possible, the future cost of investigating and remediating the same former MGP sites could be as high as $110.8 million, excluding sites for which no remediation is expected or the cost of which cannot be estimated. AGLC cannot estimate at this time the amount of any other future expenses or liabilities, or the impact on those estimates of future environmental or regulatory changes, that may be associated with or related to the MGP sites, including expenses or liabilities relating to any litigation. At the present time, no amount within the $30.4 million to $110.8 million range can be identified as a better estimate than any other estimate. Therefore, a liability at the low end of this range and a corresponding regulatory asset have been recorded in the financial statements.

The Georgia Commission has approved the recovery by AGLC of environmental response costs, pursuant to AGLC's Environmental Response Cost Recovery Rider (ERCRR). For purposes of the ERCRR, environmental response costs include investigation, testing, remediation and litigation costs and expenses or other liabilities relating to or arising from MGP sites. In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, cleanup activities at the sites and environmental response costs that have been incurred for purposes of the ERCRR. On October 10, 1996, the Georgia Commission issued an order to prohibit funds collected through the ERCRR from being used for the payment of any damage award, including punitive damages, as a result of any litigation associated with any of the MGP sites in which AGLC is involved. AGLC is currently pursuing judicial review of the October 10, 1996, order.

AGLC is currently a party to claims and litigation related to the former MGP sites. During fiscal 1996 AGLC recovered $14.7 million from its insurance carriers and other potentially responsible parties. In accordance with provisions of the ERCRR, AGLC recognized other income of $2.9 million and established regulatory liabilities for the remainder of those recoveries. AGLC intends to continue to pursue insurance coverage and contributions from potentially responsible parties.


Competition
AGLC competes to supply natural gas to interruptible customers who are capable of switching to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood by-products. AGLC also competes to supply gas to interruptible customers who might seek to bypass its distribution system.

AGLC can price distribution services to interruptible customers four ways. First, multiple rates are established under the rate schedules of AGLC's tariff approved by the Georgia Commission. If an existing tariff rate does not produce a price competitive with a customer's relevant competitive alternative, three alternate pricing mechanisms exist: Negotiated Contracts, Interruptible Transportation and Sales Maintenance (ITSM) discounts, and Special Contracts.

On February 17, 1995, the Georgia Commission approved a settlement that permits AGLC to negotiate contracts with customers who have the option of bypassing AGLC's facilities (Bypass Customers) to receive natural gas from other suppliers. The bypass avoidance contracts (Negotiated Contracts) can be renewable, provided the initial term does not exceed five years, unless a longer term specifically is authorized by the Georgia Commission. The rate provided by the Negotiated Contract may be lower than AGLC's filed rate, but not less than AGLC's marginal cost of service to the potential Bypass Customer. Service pursuant to a Negotiated Contract may commence without Georgia Commission action, after a copy of the contract is filed with the Georgia Commission. Negotiated Contracts may be rejected by the Georgia Commission within 90 days of filing; absent such action, however, the Negotiated Contracts remain in effect. None of the Negotiated Contracts filed to date with the Georgia Commission have been rejected.

The settlement also provides for a bypass loss recovery mechanism to operate until the earlier of September 30, 1998, or the effective date of new rates for AGLC resulting from a general rate case.

In addition to Negotiated Contracts, which are designed to serve existing and potential Bypass Customers, AGLC's ITSM Rider continues to permit discounts for short-term transactions to compete with alternative fuels. Revenue shortfalls, if any, from interruptible customers as measured by the test-year interruptible revenues determined by the Georgia Commission in AGLC's 1993 rate case will continue to be recovered under the ITSM Rider.

The settlement approved by the Georgia Commission also provides that AGLC may file contracts (Special Contracts) for Georgia Commission approval if the service cannot be provided through the ITSM Rider, existing rate schedules, or Negotiated Contract procedures. A Special Contract, for example, could involve AGLC providing a long-term service contract to compete with alternative fuels where physical bypass is not the relevant competition.


Pursuant to the approved settlement, AGLC has filed and is providing service pursuant to 46 Negotiated Contracts. Additionally, the Georgia Commission has approved Special Contracts between AGLC and five interruptible customers.

On July 22, 1996, Chattanooga filed a plan with the TRA that, if approved, would permit Chattanooga to negotiate contracts with customers in Tennessee who have long-term competitive options, including bypass. On November 7, 1996, the TRA hearing officer recommended approval of a settlement that permits Chattanooga to negotiate contracts with large commercial or industrial customers who are capable of bypassing Chattanooga's distribution system. The settlement provides for approval on an experimental basis, with the TRA to review the measure two years from the approval date. The pricing terms provided in any such contract may be neither less than Chattanooga's marginal cost of providing service nor greater than the filed tariff rate generally applicable to such service. Chattanooga can recover 50% of the difference between the contract rate and the applicable tariff rate through the balancing account of the purchased gas adjustment provisions of Chattanooga's rate schedules.


Accounting Developments
In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The adoption of the new recognition provisions for stock-based compensation expense included in SFAS 123 are optional; however, the pro forma effects on net income and earnings per share, had the recognition provisions been adopted, are required to be disclosed in the fiscal 1997 financial statements. AGL Resources will continue to follow the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options; therefore, no impact on the consolidated financial statements is expected.


Statements of Consolidated Income
                                                       For the years ended September 30,
In millions, except per share amounts                       1996        1995        1994
                                                          --------------------------------
Operating Revenues ................................      $1,220.2    $1,063.0    $1,199.9
Cost of Gas .......................................         720.3       571.8       736.8
                                                          --------------------------------
Operating Margin ..................................         499.9       491.2       463.1
                                                          --------------------------------
Other Operating Expenses
         Operation ................................         220.8       213.5       207.0
         Restructuring costs ......................                      70.3
         Maintenance ..............................          29.4        30.4        32.8
         Depreciation .............................          62.5        58.5        55.4
         Taxes other than income taxes ............          24.9        25.6        26.0
                                                          --------------------------------
                  Total other operating expenses ..         337.6       398.3       321.2
                                                          --------------------------------
Operating Income ..................................         162.3        92.9       141.9
                                                          --------------------------------
Other Income ......................................          14.3         2.1         5.2
                                                          --------------------------------
Income Before Interest and Income Taxes ...........         176.6        95.0       147.1
                                                          --------------------------------
Interest Expense and Preferred
         Stock Dividends
         Interest on long-term debt ...............          42.2        42.7        43.2
         Other interest ...........................           6.9         4.8         4.4
         Dividends on preferred stock of subsidiary           4.4         4.4         4.5
                  Total interest expense and
                     preferred stock dividends ....          53.5        51.9        52.1
                                                          --------------------------------
Income Before Income Taxes ........................         123.1        43.1        95.0
                                                          --------------------------------
Income Taxes ......................................          47.5        16.7        36.3
                                                          --------------------------------
Net Income ........................................      $   75.6    $   26.4    $   58.7
                                                          --------------------------------
Earnings Per Share of Common Stock (Note 5) .......      $   1.37    $   0.50    $   1.17
                                                          --------------------------------
Weighted Average Number of Common
         Shares Outstanding (Note 5) ..............          55.3        52.4        50.2
------------------------------------------------------------------------------------------
See notes to consolidated financial statements ....


Statements of Consolidated Cash Flows
                                                                For the years ended September 30,
In millions                                                              1996      1995      1994

                                                                       ---------------------------
Cash Flows from Operating Activities
         Net income ..............................................     $ 75.6    $ 26.4    $ 58.7
         Adjustments to reconcile net income to
                  net cash flow from operating activities
                  Depreciation and amortization ..................       67.5      62.5      59.2
                  Noncash restructuring costs ....................                 52.9
                  Deferred income taxes ..........................       25.7      (1.2)     13.6
                  Other ..........................................        0.4       3.8       6.3
                                                                       ---------------------------
                                                                        169.2     144.4     137.8
         Changes in assets and liabilities
                  Receivables ....................................      (29.6)     14.6       9.4
                  Inventories ....................................      (35.8)     43.3     (38.5)
                  Deferred purchased gas adjustment ..............      (11.0)    (13.8)     20.8
                  Accounts payable ...............................        1.4      14.7      (6.0)
                  Other-- net ....................................      (12.3)      2.4       4.7
                                                                       ---------------------------
                           Net cash flow from operating activities       81.9     205.6     128.2
                                                                       ---------------------------
Cash Flows from Financing Activities
         Sale of common stock, net of expenses ...................        1.8      50.4       2.4
         Short-term borrowings, net ..............................      101.0     (44.4)    (36.0)
         Redemptions and purchase fund
                  requirements of preferred stock
                  and long-term debt .............................                (15.0)   (125.7)
         Sale of long-term debt ..................................                          194.5
         Dividends paid on common stock ..........................      (49.1)    (44.3)    (42.9)
                                                                       ---------------------------
                  Net cash flow from financing activities ........       53.7     (53.3)     (7.7)
                                                                       ---------------------------
Cash Flows from Investing Activities
         Utility plant expenditures ..............................     (132.0)   (120.8)   (122.0)
         Cash received from joint venture ........................        3.1
         Investment in joint ventures ............................       (1.0)    (32.6)
         Other ...................................................       (0.7)      1.5       1.5
                                                                       ---------------------------
                  Net cash flow from investing activities ........     (130.6)   (151.9)   (120.5)
                                                                       ---------------------------
                  Net increase in cash and cash equivalents ......        5.0       0.4
                  Cash and cash equivalents at
                           beginning of year .....................        3.7       3.3       3.3
                                                                       ---------------------------
                  Cash and cash equivalents  at end of year ......     $  8.7    $  3.7    $  3.3
                                                                       ---------------------------
Cash Paid During the Year for
         Interest ................................................     $ 49.2    $ 48.4    $ 51.1
         Income taxes ............................................     $ 19.3    $ 28.6    $ 18.0
--------------------------------------------------------------------------------------------------
See notes to consolidated financial statements ...................



Consolidated Balance Sheets
Assets                                                                            September 30,
In millions                                                                      1996       1995
                                                                            --------------------
Current Assets
         Cash and cash equivalents .....................................     $    8.7   $    3.7
         Receivables
                  Gas (less allowance for uncollectible
                           accounts of $2.2 in 1996 and $2.4 in 1995) ..         62.4       30.3
                  Merchandise (less allowance for uncollectible
                           accounts of $.4 in 1996 and $1.9 in 1995) ...          2.5        5.3
                  Integrated Resource Plan loans (less allowance
                           for uncollectible accounts of $.2 in 1996 and
                           $.1 in 1995) ................................          3.4        1.3
                  Other ................................................          4.8        9.6
         Unbilled revenues .............................................         20.5       17.5
         Inventories
                  Natural gas stored underground .......................        144.0      111.2
                  Liquefied natural gas ................................         16.8       14.3
                  Materials and supplies ...............................          8.1        8.0
                  Other ................................................          3.0        2.6
         Deferred purchased gas adjustment .............................          4.7
         Other .........................................................         10.3       10.9
                                                                             --------------------
                  Total current assets .................................        289.2      214.7
                                                                             --------------------
Property, Plant and Equipment
         Utility plant .................................................      1,969.0    1,919.9
         Less accumulated depreciation .................................        607.8      583.3
                                                                             --------------------
                  Utility plant-- net ..................................      1,361.2    1,336.6
                                                                             --------------------
         Nonutility property ...........................................         80.5       16.6
         Less accumulated depreciation .................................         26.3        2.9
                                                                             --------------------
                  Nonutility property-- net ............................         54.2       13.7
                                                                             --------------------
                  Total property, plant and equipment-- net ............      1,415.4    1,350.3
                                                                             --------------------
Deferred Debits and Other Assets
         Unrecovered environmental response costs ......................         38.0       34.9
         Investment in joint ventures ..................................         35.5       32.6
         Unrecovered Integrated Resource Plan costs ....................         10.0        9.9
         Unrecovered postretirement benefits costs .....................          9.7        7.2
         Unamortized cost to repurchase long-term debt .................          3.5        4.9
         Other .........................................................         23.4       20.1
                                                                             --------------------
                  Total deferred debits and other assets ...............        120.1      109.6
                                                                             --------------------
                  Total Assets .........................................     $1,824.7   $1,674.6
-------------------------------------------------------------------------------------------------
See notes to consolidated financial statements


Liabilities and Capitalization                                               September 30,
In millions                                                                1996       1995
                                                                     ----------------------
Current Liabilities
         Accounts payable-- trade ................................     $   73.7   $   72.3
         Short-term debt .........................................        152.0       51.0
         Customer deposits .......................................         27.8       29.5
         Interest ................................................         25.7       25.4
         Other accrued liabilities ...............................         22.5       11.9
         Take-or-pay charges payable .............................                     8.0
         Deferred purchased gas adjustment .......................                     6.3
         Other ...................................................         20.8       26.5
                                                                     ----------------------
                  Total current liabilities ......................        322.5      230.9
                                                                     ----------------------
Accumulated Deferred Income Taxes ................................        168.5      138.8
                                                                     ----------------------
Long-Term Liabilities
         Accrued environmental response costs ....................         30.4       28.6
         Accrued pension costs ...................................          4.9       10.3
         Accrued postretirement benefits costs ...................         36.2       30.1
                                                                     ----------------------
                  Total long-term liabilities ....................         71.5       69.0
                                                                     ----------------------
Deferred Credits
         Unamortized investment tax credit .......................         28.8       30.3
         Regulatory tax liability ................................         19.3       23.3
         Other ...................................................         12.8       12.0
                                                                     ----------------------
                  Total deferred credits .........................         60.9       65.6
                                                                     ----------------------
Commitments and Contingencies  (Notes 9 and 11)
Capitalization
         Long-term debt ..........................................        554.5      554.5
         Preferred stock
                  Cumulative preferred stock of subsidiary
                           Redeemable ............................         55.5       55.5
                           Nonredeemable .........................          3.0        3.0
         Common stockholders' equity (See accompanying
                  statements of consolidated common stock equity.)        588.3      557.3
                                                                     ----------------------
         Total capitalization ....................................      1,201.3    1,170.3
                                                                     ----------------------
Total Liabilities and Capitalization .............................     $1,824.7   $1,674.6
                                                                     ----------------------



Statements of Consolidated Common Stock Equity
                                                                 For the years ended September 30,
In millions, except per share amounts                                     1996      1995      1994
                                                                       ----------------------------
Common Stock (Note 5)
         $5 par value; authorized 100.0 shares;
                  outstanding, 55.7 in 1996, 54.9 in 1995
                  and 50.8 in 1994
         Beginning of year ........................................    $ 137.3   $ 127.1   $ 124.2
                  Issuance of common stock
                           Stock dividend .........................      137.5
                           Public sale ............................                  7.5
                           Benefit, stock compensation,
                                    dividend reinvestment and
                                    stock purchase plans ..........        3.6       2.7       2.9
                                                                       ----------------------------
         End of year ..............................................      278.4     137.3     127.1
                                                                       ----------------------------
Premium on Capital Stock (Note 5)
         Beginning of year ........................................      297.7     241.3     224.2
                  Issuance of common stock
                           Stock dividend .........................     (137.5)
                           Public sale ............................                 41.1
                           Benefit, stock compensation,
                                    dividend reinvestment and
                                    stock purchase plans ..........       10.4      15.3      17.1
                                                                       ----------------------------
         End of year ..............................................      170.6     297.7     241.3
                                                                       ----------------------------
Earnings Reinvested
         Beginning of year ........................................      122.3     150.1     143.6
                  Net income ......................................       75.6      26.4      58.7
                  Cash dividends
                           Common stock ($1.06 a share in 1996,
                                    $1.04 a share in 1995 and 1994)      (58.6)    (54.2)    (52.2)
                                                                       ----------------------------
         End of year ..............................................      139.3     122.3     150.1
                                                                       ----------------------------
                  Total common stock equity .......................    $ 588.3   $ 557.3   $ 518.5
---------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

Principles of Consolidation
AGL Resources Inc. (AGL Resources) is a Georgia corporation incorporated on November 27, 1995, for the primary purpose of becoming the holding company for Atlanta Gas Light Company (AGLC), AGLC's wholly owned natural gas utility subsidiary, Chattanooga Gas Company (Chattanooga), and AGLC's nonregulated subsidiaries. The holding company formation was completed upon receipt of shareholder approval on March 6, 1996, when each share of AGLC common stock was converted into one share of AGL Resources common stock, and AGLC became the primary subsidiary of AGL Resources. AGLC comprises substantially all of AGL Resources' assets, revenues and earnings. The consolidated financial statements of AGL Resources include the financial statements of AGLC, Chattanooga and the nonregulated subsidiaries as though AGL Resources had existed in all periods shown and had owned all of AGLC's outstanding common stock prior to March 6, 1996. Intercompany balances and transactions have been eliminated.


Subsidiaries
AGL Resources engages in natural gas distribution through AGLC and AGLC's wholly owned subsidiary, Chattanooga. AGLC is a public utility that distributes and transports natural gas in Georgia and Tennessee and is subject to regulation by the Georgia Public Service Commission (Georgia Commission) and the Tennessee Regulatory Authority (TRA), formerly the Tennessee Public Service Commission, with respect to its rates for service, maintenance of its accounting records and various other matters. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which give appropriate recognition to the rate-making and accounting practices and policies of the Georgia Commission and the TRA.

AGL Resources engages in nonregulated business activities through its wholly owned subsidiaries, AGL Energy Services, Inc., a gas supply services company; AGL Investments, Inc. (AGL Investments), a subsidiary established to develop and manage certain nonregulated businesses; The Energy Spring, Inc., a retail energy marketing company; and their subsidiaries.

Ownership of AGLC's nonregulated business, Georgia Gas Company (natural gas production activities), has been transferred to AGL Energy Services, Inc. Ownership of AGLC's other nonregulated businesses, Georgia Energy Company (natural gas vehicle conversions), Georgia Gas Service Company (retail propane sales) and Trustees Investments, Inc. (real estate holdings), has been transferred to AGL Investments. AGLC's interest in Sonat Marketing Company L.P. has been transferred to AGL Gas Marketing, Inc., a wholly owned subsidiary of AGL Investments. In addition, AGL Investments has established two wholly owned subsidiaries: AGL Power Services, Inc., which owns a 35% interest in Sonat Power Marketing L.P., and AGL Consumer Services, Inc., an energy-related consumer products and services company.

AGL Resources Service Company (Service Company) was formed during fiscal 1996 to provide corporate support services to AGL Resources and its subsidiaries. The transfer of related assets from AGLC to Service Company and other nonregulated subsidiaries was effected through a noncash dividend during the fourth quarter of fiscal 1996. Expenses of Service Company are allocated to AGL Resources and its subsidiaries.

Regulation The consolidated financial statements reflect regulatory actions by the Georgia Commission and the TRA that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), regulatory assets and liabilities are recorded and represent regulator-approved deferrals resulting from the rate-making process. SFAS 71 assets and liabilities recorded on September 30 consist of the following:

(Millions of dollars)           1996    1995
                             ---------------
Assets:
Unrecovered environmental
   response costs ........   $  38.0 $  34.9
Unrecovered integrated
   resource plan costs ...      10.0     9.9
Unrecovered postretirement
   benefits costs ........       9.7     7.2
Deferred purchased gas
   adjustment ............       4.7
Unamortized cost to
   repurchase long-term
   debt ..................       3.4     4.9
                             ---------------
Total ....................   $  65.8 $  56.9
                             ===============
Liabilities:
Unamortized investment
   tax credit ............   $  28.8 $  30.3
Regulatory tax liability .      19.3    23.3
Deferred purchased gas
   adjustment ............               6.3
Environmental response
    cost recoveries from
    third parties ........       7.4
Environmental response
    cost recoveries from
    third parties --
   customer portion ......       4.5
Other ....................       3.7    15.0
                             ---------------
Total ....................   $  63.7 $  74.9
                             ===============


Utility Plant and Depreciation
Utility plant is stated at original cost. Direct labor and material costs of plant construction and related indirect construction costs, including administrative, engineering and general overhead, taxes, and an allowance for funds used during construction (AFUDC), are added to utility plant. The portion of AFUDC attributable to equity funds is included in other income, and the portion attributable to borrowed funds is shown as a reduction in interest charges in the statements of consolidated income. The AFUDC rate of 9.32% in fiscal 1996, 1995 and 1994, was the cost of capital approved by the Georgia Commission in a prior rate proceeding.

The original cost of utility property retired or otherwise disposed of, plus the cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs and minor additions, renewals, and betterments to property are charged to operations.

The composite straight-line depreciation rate was approximately 3.2% for utility property other than transportation equipment during 1996, 1995 and 1994. Transportation equipment is depreciated over a period of five to 10 years.


Deferred Purchased Gas Adjustment
The utility's rate schedules include purchased gas adjustment provisions that permit the recovery of purchased gas costs. The purchased gas adjustment factor is revised periodically to reflect changes in the cost of purchased gas without formal rate proceedings. Any overrecoveries or underrecoveries of gas costs are charged or credited to cost of gas and are included in current assets or liabilities.

As part of the 1997 Gas Supply Plan, AGLC is authorized to continue limited gas supply hedging activities. The 1997 hedging program has been expanded beyond the program approved in the 1996 Gas Supply Plan. Accounting for hedging activities is provided in accordance with Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts." The financial results of all hedging activities are passed through to firm service customers under the purchased gas provisions of the utility's rate schedules. Accordingly, there is no earnings impact as a result of the hedging program.


Operating Revenues
Revenues from AGL Resources' utility business are based on rates approved by the Georgia Commission and the TRA. Customers' base rates may not be changed without formal approval of the Georgia Commission or the TRA. Revenues are recognized on the accrual basis, which includes estimated amounts for gas delivered but not yet billed.

The Georgia Commission and the TRA have authorized weather normalization adjustment riders. Such riders are designed to offset the impact that unusually cold or warm weather has on operating margin.

Certain interruptible customers purchase gas directly from gas producers and marketers. The Georgia Commission and the TRA have approved programs whereby transportation charges are billed on those purchases.


Income Taxes
Deferred income taxes result from temporary differences between book and taxable income and principally relate to depreciation.

Investment tax credits have been deferred and are being amortized by credits to income in accordance with regulatory treatment over the estimated lives of the related properties.


Statement  of Cash  Flows
For purposes of reporting cash flows, AGL Resources considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Noncash investing and financing transactions include the issuance of common stock for the Dividend Reinvestment and Stock Purchase Plan, Retirement Savings Plus Plan, Long-Term Stock Incentive Plan, Nonqualified Savings Plan and the Non-Employee Directors Equity Compensation Plan of $14.1 million in 1996, $16.2 million in 1995, and $17.6 million in 1994.

Use of Estimates
Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Other
Gas inventories are stated at cost on a principally first-in, first-out method. Materials and supplies inventories are stated at lower of average cost or market.

Consistent with the rate treatment prescribed by the Georgia Commission and the TRA, vacation pay and short-term disability benefits for AGLC are expensed when those benefits are paid.

The computation of earnings per share of common stock is based on the weighted average number of common shares outstanding during each year as adjusted for the two-for-one stock split on December 1, 1995. (See Note 5.)

Certain reclassifications have been made in 1995 and 1994 to conform with the 1996 financial statement presentation.


Recently Issued Accounting Pronouncements
In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The adoption of the new recognition provisions for stock-based compensation expense included in SFAS 123 is optional; however, the pro forma effects on net income and earnings per share, had the recognition provisions been adopted, are required to be disclosed in the fiscal 1997 financial statements. AGL Resources will continue to follow the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options; therefore, no impact on the consolidated financial statements is expected.


2. Income Tax Expense

Deferred tax balances are measured at the tax rates that will apply during the period the taxes become payable and are adjusted whenever new rates are enacted. Due to the regulated nature of the utility's business, a regulatory liability has been recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The regulatory liability is being amortized over approximately 30 years.


Components of income tax expense shown in the consolidated income statements are as follows:

(Millions of dollars)           1996     1995     1994
                             --------------------------
Included in expenses:
Current income taxes
   Federal ...............   $  20.3  $  16.9  $  20.9
   State .................       3.0      2.6      3.3
Deferred income taxes
   Federal ...............      21.6     (1.0)    12.0
   State .................       4.1     (0.2)     1.6
Amortization of investment
   tax credits ...........      (1.5)    (1.6)    (1.5)
                             --------------------------
Total ....................   $  47.5  $  16.7  $  36.3
                             ==========================

A reconciliation between the statutory federal income tax rate and the effective rate is as follows:

(Millions of dollars)                     1996
-----------------------------------------------
                                           % of
                                         Pretax
                                Amount   Income
-----------------------------------------------
Computed tax expense ......    $  43.1    35.0
State income tax,
   net of federal income
   tax benefit ............        4.3     3.5
Amortization of
   investment tax credits .       (1.5)   (1.2)
Other-- net ...............        1.6     1.3
-----------------------------------------------
   Total income tax expense    $  47.5    38.6
===============================================

(Millions of dollars)                     1995
-----------------------------------------------
                                           % of
                                         Pretax
                                Amount   Income
-----------------------------------------------
Computed tax expense .......   $  15.1    35.0
State income tax,
   net of federal income
   tax benefit .............       1.3     3.0
Amortization of
   investment tax credits ..      (1.6)   (3.7)
Other-- net ................       1.9     4.4
-----------------------------------------------
    Total income tax expense   $  16.7    38.7
===============================================

(Millions of dollars)                     1994
-----------------------------------------------
                                           % of
                                         Pretax
                                Amount   Income
-----------------------------------------------
Computed tax expense .......   $  33.3    35.0
State income tax,
   net of federal income
   tax benefit .............       3.2     3.4
Amortization of
   investment tax credits ..      (1.5)   (1.6)
Other-- net ................       1.3     1.4
-----------------------------------------------
    Total income tax expense   $  36.3    38.2
===============================================

Components that give rise to the net deferred income tax liability as of September 30 are as follows:
(Millions of dollars)                1996     1995
---------------------------------------------------
Deferred tax liabilities:
Property -- accelerated
   depreciation and other
   property-related items ....   $  204.4 $  187.1
Other ........................       17.2     15.8
---------------------------------------------------
Total deferred tax liabilities      221.6    202.9
---------------------------------------------------
Deferred tax assets:
Deferred investment
   tax credits ...............       11.1     11.7
Alternative minimum tax ......       11.8     12.3
Other ........................       30.2     40.1
---------------------------------------------------
Total deferred tax assets ....       53.1     64.1
---------------------------------------------------
Net deferred tax liability ...   $  168.5 $  138.8
===================================================


3. Corporate Restructuring

In November 1994 AGL Resources announced a corporate restructuring plan and began its implementation during fiscal 1995. As a result of the restructuring, AGLC combined offices, established centralized customer service centers and reduced the average number of employees through voluntary retirement, severance programs and attrition. Restructuring costs of $43.1 million, after income taxes, were recorded during 1995. The principal effects of the restructuring charges were to increase obligations with respect to pension benefits and postretirement benefits other than pensions.

During the fourth quarter of fiscal 1996, AGL Resources reviewed its remaining liabilities with respect to its corporate restructuring plan. As a result, AGL Resources adjusted its restructuring accruals and reduced operating expenses by $2.7 million. The remaining balance of restructuring liabilities as of September
30, 1996,  and 1995 was $1 million and $4.8 million,  respectively.


4. Employee Benefit Plans

Effective July 1, 1996, the Board of Directors authorized the transfer of the sponsorship of all employee benefit plans from AGLC to AGL Resources. Substantially all employees of AGL Resources and its subsidiaries are eligible to participate in the benefit plans.

AGL Resources has a noncontributory defined benefit retirement plan. The plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, real estate investments and cash equivalents. The plan provides pension benefits that are based on years of service and the employee's highest 36 consecutive months' compensation out of the last 60 months worked. AGL Resources' funding policy is to make the annual contribution required by applicable regulations and recommended by its actuary.

AGL Resources has an excess benefit plan that is unfunded and provides supplemental benefits to certain officers after retirement. In September 1994, AGL Resources established a voluntary early retirement plan for certain officers of AGL Resources that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.

Net periodic pension costs for the plans include service cost, interest cost, return on pension assets and straight-line amortization of unrecognized initial net assets over approximately 16 years. Net periodic pension costs include the following components:

(Millions of dollars)                    1996      1995      1994
------------------------------------------------------------------
Service cost ......................   $   4.0   $   4.5   $   5.5
Interest cost .....................      15.8      14.9      13.2
Actual return on assets ...........     (19.3)    (17.0)     (3.3)
Net amortization and
   deferral .......................       6.3       5.9      (6.2)
------------------------------------------------------------------
   Net periodic
      pension cost ................   $   6.8   $   8.3   $   9.2
------------------------------------------------------------------
Actuarial assumptions used include:
Discount rate .....................       7.8%      8.3%      8.3%
Rate of increase in
   compensation levels ............       4.5%      5.0%      5.0%
Expected long-term
   rate of return
   on assets ......................       8.3%      8.3%      8.3%
==================================================================

The following schedule sets forth the plans' funded status as of June 30, 1996, and 1995, and amounts recognized in the consolidated balance sheets as of September 30, 1996, and 1995:

(Millions of dollars)                 1996      1995
-----------------------------------------------------
Actuarial present value
   of benefit obligations
Vested benefit obligation .....   $  180.5  $  175.6
-----------------------------------------------------
Accumulated benefit||
   obligation .................   $  183.2  $  178.3
-----------------------------------------------------
Projected benefit obligation ..   $ (212.9) $ (207.4)
Plan assets at fair value .....      181.8     163.9
-----------------------------------------------------
Plan assets less than projected
    benefit obligation ........      (31.1)    (43.5)
Unrecognized net loss .........       26.8      34.1
Remaining unrecognized
   net assets at date of
   initial adoption ...........       (4.5)     (5.2)
Unrecognized prior
   service cost ...............        3.9       4.3
-----------------------------------------------------
Accrued pension costs .........   $   (4.9) $  (10.3)
=====================================================

During 1995 a curtailment loss of $6 million and a loss associated with incentive benefits of $25.3 million were incurred as a result of a corporate restructuring plan. (See Note 3.) The effect of the curtailment loss and incentive loss was to increase the accumulated benefit obligation and projected benefit obligation by $25.3 million and $31.3 million, respectively.

AGL Resources' Retirement Savings Plus Plan (RSP Plan), a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may contribute amounts up to 15% of eligible compensation. AGL Resources makes a contribution equal to 65% of the participant's contribution not to exceed 3.9% of the participant's compensation for the plan year. The contribution was $3.2 million for 1996, $3.3 million for 1995 and $3.4 million for 1994.

AGL Resources' Nonqualified Savings Plan (NSP), an unfunded, nonqualified plan similar to the RSP Plan, was established on July 1, 1995. The NSP provides an opportunity for eligible employees to make contributions for retirement savings. AGL Resources' contributions during 1996 and 1995 to the NSP were not significant.

In January 1988, in connection with a Leveraged Employee Stock Ownership Plan (LESOP), AGL Resources purchased 2 million shares of its common stock for $11.75 per share, with the proceeds of a loan secured by such common stock. AGL Resources has not guaranteed the repayment of the loan. The loan is expected to be repaid from regular cash dividends on AGL Resources' common stock paid to the LESOP and from contributions to the LESOP, as approved by AGL Resources' Board of Directors. Contributions to the LESOP were $0.7 million for 1996, $0.8 million for 1995 and $0.8 million for 1994. The principal balance of the loan was $2.9 million as of September 30, 1996, and $5.3 million as of September 30, 1995. The loan is payable on December 31, 1997.

AGL Resources' Long-Term Stock Incentive Plan (LTSIP) provides that incentive and nonqualified stock options, restricted stock and stock appreciation rights may be granted to key employees of AGL Resources and its subsidiaries. The exercise price of any shares under option must be at least equal to the fair market value on the date of the grant. The options granted become exercisable six months after the date of grant and generally expire 10 years after the date of grant.

Option transactions during the three years ended September 30, 1996, are as follows:
                         Shares   Exercise Price
-------------------------------------------------
Outstanding
September 30, 1993      388,344    $ 13.75-21.13
Granted ..........      234,994            18.56
Exercised ........       (4,000)           13.75
Forfeited ........      (21,626)     20.44-20.81
-------------------------------------------------
Outstanding
September 30, 1994      597,712    $ 13.75-21.13
Granted ..........      325,576      16.00-19.25
Exercised ........      (46,264)     13.75-18.94
Forfeited ........      (11,508)     15.94-20.44
-------------------------------------------------
Outstanding
September 30, 1995      865,516    $ 13.75-21.13
Granted ..........      299,340      19.75-20.88
Exercised ........     (107,648)     13.75-19.31
Forfeited ........      (43,532)     18.56-20.50
-------------------------------------------------
Outstanding
September 30, 1996    1,013,676    $ 13.75-21.13
=================================================

As of September 30, 1996, and 1995, there were 1,008,498 and 714,336 options, respectively, which were exercisable. As of September 30, 1996, 2,859,285 shares were reserved under the LTSIP.

In addition to providing pension benefits, AGL Resources provides certain health care and life insurance benefits for retired employees. Substantially all employees become eligible for those benefits if they reach retirement age while working for AGL Resources.

In 1993 the Georgia Commission approved a five-year phase-in of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) that defers a portion of SFAS 106 expense for future recovery. A regulatory asset has been recorded for the deferred portion of SFAS 106 expense. In 1993 the TRA approved the recovery of SFAS 106 expense that is funded through an external trust.

Net periodic postretirement benefits costs for fiscal 1996 and 1995 include the following components:

(Millions of dollars)         1996     1995     1994
-----------------------------------------------------
Service cost ...........   $   0.8  $   0.9  $   1.0
Interest cost ..........       8.8      7.6      6.5
Actual return on assets       (0.6)    (0.3)
Amortization of
   transition obligation       4.2      4.2      4.1
-----------------------------------------------------
Net postretirement
   benefits costs ......   $  13.2  $  12.4  $  11.6
=====================================================

Approximately $10.7 million, $8.7 million and $8.0 million of net periodic postretirement benefits costs for fiscal 1996, 1995 and 1994, respectively, were recovered from the utility's customers. The remaining $2.5 million, $3.7 million and $3.6 million for 1996, 1995 and 1994, respectively, were deferred for future recovery through amortization and recognized as a regulatory asset in the financial statements consistent with regulatory decisions. AGL Resources has funded, through an external trust, SFAS 106 expense recovered from its utility customers in excess of the pay-as-you-go amounts.

The following schedule sets forth the plan's funded status as of September 30, 1996, and 1995:

(Millions of dollars)             1996      1995
-------------------------------------------------
Retirees ..................     $ 85.8    $ 94.1
Fully eligible active
   plan participants ......        6.4       9.3
Other active plan
   participants ...........       13.3      14.5
-------------------------------------------------
Total accumulated
   postretirement benefit
   obligation .............      105.5     117.9
Plan assets at fair value .       10.4       8.0
-------------------------------------------------
Accumulated postretirement
   benefit obligation
   in excess of plan assets       95.1     109.9
Unrecognized transition
   obligation .............      (69.5)    (73.6)
Unrecognized gain (loss) ..       10.6      (6.2)
-------------------------------------------------
Accrued postretirement
   benefits costs .........     $ 36.2    $ 30.1
=================================================

During 1995 a curtailment loss of $22.9 million was incurred as a result of a corporate restructuring. (See Note 3.) The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for pre-Medicare eligibility is 11% in 1996, decreasing 0.5% per year to 6% in the year 2006 and an additional 0.25% to 5.75% in 2007. The rate for post-Medicare eligibility is 9.5% in 1996, decreasing 0.5% per year to 5.5% in the year 2004 and an additional 0.25% to 5.25% in 2005. Increasing the assumed health care cost trend rate by 1% would increase the accumulated postretirement benefit obligation as of September 30, 1996, by approximately $6 million and the accrued postretirement benefits cost by approximately $0.5 million for fiscal 1996. The assumed discount rate used in determining the postretirement benefit obligation was 7.75% in 1996 and 1995.


5. Common Stock

On March 6, 1996, the Board of Directors of AGL Resources adopted the Rights Agreement by and between AGL Resources and Wachovia Bank of North Carolina, N.A., as rights agent. In connection with the agreement, the Board of Directors declared a dividend of one preferred stock purchase right on each outstanding share of common stock. The rights dividend was paid on March 22, 1996, to shareholders of record on that date. The rights, as distributed, are not exercisable until a distribution date, but in any event, no later than March 6, 2006. A distribution date will occur on the earlier of 10 days following the public announcement that a person or group of persons has acquired beneficial ownership of 10% or more of the outstanding shares of common stock or 10 days following the commencement of or announcement of an intention of an acquiring person to make a tender or exchange offer, the consummation of which would result in such acquiring person owning 10% of the outstanding shares of common stock.

In the event a distribution date occurs, the holder of a right can purchase from AGL Resources one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each share of preferred stock is entitled to a minimum preferential quarterly dividend of $1 per share, but not less than an aggregate dividend of 100 times the dividend declared on each share of common stock. Upon liquidation, the holders of preferred stock will be entitled to a preferential liquidation payment of $100 per share (plus accrued and unpaid dividends) but not less than an aggregate payment of 100 times the payment on each share of common stock. Each share of preferred stock will have 100 votes and will vote together with common stock on any merger or consolidation or other transaction in which shares of common stock are converted or exchanged, and each share of preferred stock will receive 100 times the amount received per share of common stock. One one-hundredth of a share of preferred stock purchasable upon exercise of a right is intended to approximate the value of one share of common stock.

In the event that a distribution date occurs and AGL Resources is acquired in a merger or other business combination, each holder of a right thereafter will have the right to receive, upon exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company, which number of shares at the time of the transaction will have a market value of two times the exercise price of the right. In addition, at any time after a distribution date, the Board of Directors of AGL Resources may exchange the rights for one share of common stock or one one-hundredth share of preferred stock per right.

AGL Resources, at any time prior to a distribution date acting through its Board of Directors, may redeem, in whole but not in part, each right at a purchase price of $.01 per right. Immediately upon redemption of the rights, the right to exercise will terminate.

On November 3, 1995, the Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and payable on December 1, 1995. AGL Resources recorded a decrease to premium on capital stock and an increase to common stock of $137.5 million to transfer the amount of the par value of the stock dividend to common stock. All references to number of shares and to per share amounts have been restated retroactively to reflect the stock dividend.

On June 16, 1995, approximately 3 million shares of common stock were issued and sold at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance capital expenditures and for other corporate purposes.

AGL Resources also issued 762,553; 1,092,486; and 1,144,270 shares of its common stock during the years ended September 30, 1996, 1995, and 1994, respectively, to its Dividend Reinvestment and Stock Purchase Plan, RSP Plan, LTSIP, NSP and the Non-Employee Directors Equity Compensation Plan.

As of September 30, 1996, 3,523,053 shares of common stock were reserved for issuance pursuant to the Dividend Reinvestment and Stock Purchase Plan, RSP Plan, LTSIP, NSP and the Non-Employee Directors Equity Compensation Plan.


6. Preferred Stock

AGLC is required under its charter to offer to purchase or call for redemption 4,100 shares of preferred stock for each of the five years ending September 30, 2001. The issues are callable at the option of AGLC, in whole or in part, upon 30 days' notice. Shares reacquired by AGLC to satisfy future requirements and reported as if canceled were 6,715; 7,715; and 8,715, as of September 30, 1996, 1995, and 1994, respectively.

AGLC's charter contains provisions limiting the issuance of additional shares of preferred stock. The most restrictive of those provisions requires gross income, as defined, for a specified 12-month period to be at least equal to 1.5 times the sum of annualized interest requirements on outstanding indebtedness and the dividend requirements on outstanding preferred stock, including the preferred stock being issued. Based on earnings for fiscal 1996, gross income was 2.47 times the sum of interest and preferred stock dividend requirements.

As of September 30, 1996, AGL Resources had 10 million shares of authorized, but unissued, Class A Junior Participating Preferred Stock, no par value, and 10 million shares of authorized, but unissued, preferred stock, no par value. As of September 30, 1996, Atlanta Gas Light Company had 10 million shares of authorized, but unissued, preferred stock, no par value.

The outstanding preferred stock, net of current maturities, as of September 30 is as follows:

(Millions of dollars)                   1996    1995
-----------------------------------------------------
$100 par or stated value
(callable at option of AGLC)
Redeemable
preferred stock
4.72% -- Current call
   price $103.00 .................   $   1.5  $  1.5
7.70%-- Current call
   price (a) .....................      44.5    44.5
7.84% -- Current call
   price $101.96 .................       4.6     4.6
8.32% -- Current call
   price $102.08 .................       4.9     4.9
Nonredeemable
preferred stock
4.50% -- Current call
   price $105.25 .................       2.0     2.0
5.00% -- Current call
   price $105.00 ......  .........       1.0     1.0
-----------------------------------------------------
Total ............................   $  58.5  $ 58.5
=====================================================

(a) Not redeemable prior to December 1, 1997. Redeemable at par thereafter.

The outstanding shares of preferred stock, net of previously reacquired shares and shares reacquired during the year for purchase fund requirements, are as follows:

                  1996      1995      1994
-------------------------------------------
4.50% Series
Outstanding     20,000    20,000    20,000
4.72% Series
 Outstanding    15,285    15,285    15,285
5.00% Series
 Outstanding    10,000    10,000    10,000
7.70% Series
 Outstanding   445,000   445,000   445,000
7.84% Series
 Outstanding    47,645    47,797    47,802
 Reacquired        152         5     1,500
8.32% Series
 Outstanding    49,854    50,004    50,004
 Reacquired        150                 215
-------------------------------------------
Total
 Outstanding   587,784   588,086   588,091
 Reacquired        302         5     1,715
===========================================

7. Long-Term Debt

Medium-term notes Series A, Series B and Series C were issued under an Indenture dated December 1, 1989. The notes are unsecured and rank on a parity with all other unsecured indebtedness. During 1994, $194.5 million in principal amount of such notes was issued. The annual maturities of long-term debt for the five years ending September 30, 2001, are $50 million in 2000 and $20 million in 2001.

The outstanding long-term debt, net of current maturities, as of September 30 is as follows:

(Millions of dollars)   1996   1995
--------------------------------------
Medium-term notes
Series A (1) ....   $   60.0 $   60.0
Series B (2) ....      300.0    300.0
Series C (3) ....      194.5    194.5
--------------------------------------
   Total ........   $  554.5 $  554.5
======================================
(1) Interest rates from 8.90% to 9.10% with maturity dates from 2000 to 2021
(2) Interest rates from 7.15% to 8.70% with maturity dates from 2000 to 2023.
(3) Interest rates from 5.90% to 7.20% with maturity dates from 2004 to 2024.


8. Short-Term Debt

Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary throughout the year from $75 million in the summer months to $253 million for peak winter financing. Certain of the lines are on a commitment fee basis. As of September 30, 1996, $59.3 million was available on lines of credit.

Short-term borrowings consisted of the following:

(Millions of dollars)                            1996       1995       1994
---------------------------------------------------------------------------
Short-term debt
   outstanding at
   end of year ..........................   $   152.0  $    51.0  $    95.4
Maximum amounts
   of short-term debt
   outstanding at any
   month end during
   the year .............................       156.3      155.0      229.4
Average amounts
   of short-term debt
   outstanding during
   the year (a) .........................        87.5       51.5       69.3
---------------------------------------------------------------------------
Weighted Average
Interest Rates ............................      1996       1995       1994
---------------------------------------------------------------------------
Short-term debt
   outstanding at
   end of year ..........................         5.7%       5.9%       5.1%
Average amounts
   of short-term debt
   outstanding during
   the year (a) .........................         5.8%       5.7%       3.6%
============================================================================
(a) Average amount outstanding during the year calculated based on daily outstanding balances. Weighted average interest rate during the year calculated based on interest expense and average amount outstanding during the year.


9. Commitments and Contingencies

In connection with its utility business, AGL Resources has agreements for firm pipeline and storage capacity that expire at various dates through 2012. The aggregate amount of required payments under such agreements totals approximately $1.1 billion, with annual required payments of $225 million in 1997, $218 million in 1998, $156 million in 1999, $107 million in 2000 and $78 million in 2001. Total payments of fixed charges under all agreements were $225 million in 1996, $230 million in 1995 and $232 million in 1994. The purchased gas adjustment provisions of the utility's rate schedules permit the recovery of gas costs from customers.

In 1992 the Federal Energy Regulatory Commission (FERC) issued Order 636, which, among other things, mandated the unbundling of interstate pipeline sales service and established certain open access transportation regulations that became effective beginning in the 1993-1994 heating season. Order 636 permits the utility's pipeline suppliers to pass through any prudently incurred transition costs, such as unrecovered gas costs, gas supply realignment costs and stranded costs. The utility estimates its portion of such costs from all of its pipeline suppliers would approximate $109.9 million based on filings with FERC by the pipeline suppliers. Approximately $80.6 million of such costs have been incurred by the utility as of September 30, 1996, recovery of which is provided under the purchased gas provisions of its rate schedules.

As part of the 1997 Gas Supply Plan, AGLC is authorized to continue limited gas supply hedging activities. The 1997 hedging program has been expanded beyond the program approved in the 1996 Gas Supply Plan. The financial results of all hedging activities are passed through to firm service customers under the purchased gas provisions of the utility's rate schedules. Accordingly, there is no earnings impact as a result of the hedging program. Contracts outstanding as of September 30, 1996, and during the year then ended, were not significant.

As of September 30, 1996, approximately 25% of AGL Resources' and its subsidiaries' labor force was covered by collective bargaining agreements. A collective bargaining agreement with the General Teamsters Local Union No. 528 expired on September 15, 1996. A new, four-year contract was finalized on October 13, 1996. In addition, a new, five-year agreement with the Utility Workers' Union of America, Local Union No. 461, became effective October 15, 1996.

Total rental expense for property and equipment was $7 million in 1996, $6.3 million in 1995 and $6.5 million in 1994. Minimum annual rentals under noncancelable operating leases are as follows: 1997 -- $6.1 million; 1998 -- $5.6 million; 1999 -- $4.6 million; 2000 -- $4.1 million; 2001 -- $3.4 million;
and thereafter -- $6.3 million.

AGL Resources and its subsidiaries are involved in litigation arising in the normal course of business. (See Note 11 regarding Environmental Matters.) Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the consolidated financial statements.


10. Customers' and Suppliers' Refunds

Pursuant to orders of FERC, the utility has received refunds from its interstate natural gas suppliers. Those refunds are a result of FERC orders adjusting the price of various pipeline services purchased by the utility from its suppliers in prior periods. The utility passes the refunds on to its customers under purchased gas provisions of rate schedules approved by the Georgia Commission and the TRA.

On August 23, 1995, the Georgia Commission approved a $38.5 million plus interest refund of deferred purchased gas costs. The refund resulted from the overrecovery of gas costs through the purchased gas provisions of the utility's rate schedules. The refund was credited to customers' bills in September 1995.

On September 7, 1994, the Georgia Commission approved a $13.5 million refund of deferred purchased gas costs. The refund resulted from the overrecovery of gas costs through the purchased gas provisions of the utility's rate schedules. The refund was credited to customers' bills in September 1994.


11. Environmental Matters

AGLC has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGLC has identified three other sites in Georgia that AGLC does not now own, but that may have been associated with the operation of MGPs by AGLC or its predecessors. There are three sites in Florida that have been investigated by environmental authorities in connection with which AGLC may be contacted as a potentially responsible party. Preliminary assessments and subsequent site investigations have revealed environmental impacts at and near some of those sites.

Under a thorough analysis of potentially applicable requirements, AGLC has estimated that, under the most favorable circumstances reasonably possible, the future cost of investigating and remediating the former MGP sites, excluding sites for which no remediation is expected or the cost of which cannot be estimated, could be as low as $30.4 million. Alternatively, AGLC has estimated that, under the least favorable circumstances reasonably possible, the future cost of investigating and remediating the same former MGP sites could be as high as $110.8 million, excluding sites for which no remediation is expected or the cost of which cannot be estimated. AGLC cannot estimate at this time the amount of any other future expenses or liabilities, or the impact on those estimates of future environmental or regulatory changes, that may be associated with or related to the MGP sites, including expenses or liabilities relating to any litigation. At the present time, no amount within the $30.4 million to $110.8 million range can be identified as a better estimate than any other estimate. Therefore, a liability at the low end of this range and a corresponding regulatory asset have been recorded in the financial statements.

The Georgia Commission has approved the recovery by AGLC of environmental response costs, pursuant to AGLC's Environmental Response Cost Recovery Rider (ERCRR). For purposes of the ERCRR, environmental response costs include investigation, testing, remediation and litigation costs and expenses or other liabilities relating to or arising from MGP sites. In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, cleanup activities at the sites and environmental response costs that have been incurred for purposes of the ERCRR. On October 10, 1996, the Georgia Commission issued an order to prohibit funds collected through the ERCRR from being used for the payment of any damage award, including punitive damages, as a result of any litigation associated with any of the MGP sites in which AGLC is involved. AGLC is currently pursuing judicial review of the October 10, 1996, order.

AGLC is currently a party to claims and litigation related to the former MGP sites. During fiscal 1996 AGLC recovered $14.7 million from its insurance carriers and other potentially responsible parties. In accordance with provisions of the ERCRR, AGLC recognized other income of $2.9 million and established regulatory liabilities for the remainder of those recoveries. AGLC intends to continue to pursue insurance coverage and contributions from potentially responsible parties.


12. Fair Value of Financial Instruments

AGL Resources has estimated the fair value of its financial instruments, the carrying value of which differed from fair value, using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of fair value presented herein and, therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange.

The carrying amount and the estimated fair value of such financial instruments as of September 30, 1996, and 1995, consist of the following:

                                Carrying   Estimated
(Millions of dollars)             Amount  Fair Value
----------------------------------------------------
1996
Long-term debt
   including current
   portion ..................   $  554.5   $  566.6
Redeemable
   cumulative preferred
   stock of AGLC,
   including current
   portion .................        55.8       56.9
----------------------------------------------------
1995
Long-term debt
   including current
   portion .................    $  554.5   $  571.5
Redeemable
   cumulative preferred
   stock of AGLC,
   including current
   portion ..................       55.8       56.6
----------------------------------------------------

The estimated fair values are determined based on the following:

Long-term debt -- interest rates that are currently available for issuance of debt with similar terms and remaining maturities.

Redeemable cumulative preferred stock -- quoted market price and dividend rates for preferred stock with similar terms.

The fair value estimates presented herein are based on information available to management as of September 30, 1996. Management is not aware of any subsequent factors that would affect the estimated fair value amounts significantly.


13. Joint Ventures

During June 1996 Sonat Power Marketing, Inc., and AGL Power Services, Inc., a wholly owned subsidiary of AGL Investments, Inc., together formed a joint venture, Sonat Power Marketing L.P. AGL Power Services invested approximately $1 million for a 35% ownership interest in the partnership. Sonat Power Marketing L.P. provides power marketing and all related services in key market areas throughout the United States.

During August 1995 AGLC signed an agreement with Sonat Inc. (Sonat) to form a joint venture to acquire the business of Sonat Marketing Company, a wholly owned subsidiary of Sonat. The joint venture, Sonat Marketing Company L.P. (Sonat Marketing), offers natural gas sales, transportation, risk management and storage services to natural gas users and producers in key natural gas producing and consuming areas of the United States.

AGLC invested $32.6 million for a 35% ownership interest in Sonat Marketing. AGLC's 35% investment is being accounted for under the equity method. The excess of the purchase price over the estimated fair value of the net tangible assets of approximately $23 million has been allocated to intangible assets consisting of customer lists and goodwill; those assets are being amortized over 10 and 35 years, respectively.

AGL Investments has certain rights for a period of five years to sell its interest in Sonat Marketing to Sonat at a predetermined fixed price, as defined, or for fair market value at any time.

During fiscal 1996 and September 1995, AGL Resources purchased gas totaling $247.5 million and $23.7 million, respectively, from Sonat Marketing and its affiliates. As of September 30, 1996, and 1995, AGL Resources had outstanding obligations payable to Sonat Marketing of $18.8 million and $23.7 million, respectively.


14. Quarterly Financial Data (Unaudited)

Quarterly financial data for fiscal 1996 and 1995 are summarized as follows:

(Millions, except
per share data)             Operating  Operating
Quarter Ended                Revenues   Income
                                        (Loss)
---------------------------------------------
1996
December 31, 1995 ........   $  328.8 $  59.2
March 31, 1996 ...........      478.8    79.0
June 30, 1996 ............      241.1    17.2
September 30, 1996 .......      171.5     6.9
---------------------------------------------
1995 (a)
December 31, 1994 ........   $  328.8 $  14.7
March 31, 1995 ...........      448.2    67.3
June 30, 1995 ............      177.5    13.3
September 30, 1995  (b) ..      108.5    (2.4)
---------------------------------------------
                                       Earnings
                                        (Loss)
                                  Net  Per Share of
                               Income  Common Stock
Quarter Ended                  (Loss)     (c)
---------------------------------------------
1996
December 31, 1995 .....       $  29.1  $ 0.53
March 31, 1996 ........          45.0    0.81
June 30, 1996 .........           3.6    0.06
September 30, 1996  (d)          (2.1)  (0.04)
1995 (a)
---------------------------------------------
December 31, 1994 .....       $   0.7  $ 0.01
March 31, 1995 ........          36.2    0.70
June 30, 1995 .........           0.3    0.01
September 30, 1995 ....         (10.8)  (0.20)
---------------------------------------------

(a) Quarterly operating income (loss) for 1995 includes the effects charges for of restructuring costs as follows: $44.5 million for the quarter ended December 31, 1994; $23.0 million for the quarter ended March 31, 1995; $1.7 million for the quarter ended June 30, 1995; and $1.1 million for the quarter ended September 30, 1995.

Quarterly net income (loss) and earnings per share data for 1995 include the effects of charges for restructuring costs as follows: $28.4 million and $0.56 for the quarter ended December 31, 1994; $13.0 million and $0.25 for the quarter ended March 31, 1995; $1.1 million and $0.02 for the quarter ended June 30, 1995; and $0.6 million and $0.01 for the quarter ended September 30, 1995. Earnings per share have been adjusted to reflect the effects of a two-for-one stock split. (See Note 5.) The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business.

(b) During the fourth quarter of fiscal 1995, AGLC recorded a refund to its customers of $38.5 million plus interest. (See Note 10.)

(c) Earnings per share are calculated based on the weighted average number of shares outstanding during the quarter. That total differs from the earnings per share, as shown on the statements of consolidated income, which is based on the weighted average number of shares outstanding for the entire year.

(d) During the fourth quarter of fiscal 1996, AGL Resources increased net income and earnings per share by $1.6 million and $.03, respectively, as a result of a review of remaining liabilities in connection with a corporate restructuring plan. (See Note 3.)

In addition, net income and earnings per share were increased during the fourth quarter of fiscal 1996 by $1.6 million and $.03, respectively, in connection with recoveries from insurers in accordance with provisions of an environmental response cost recovery rider. (See Note 11.)

Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.: We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 1996 and 1995, and the related statements of consolidated income, common stock equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

Atlanta,  Georgia
November 5, 1996                       DELOITTE & TOUCHE LLP

Management's Responsibility for Financial Reporting

The  consolidated   financial   statements  and  related   information  are  the
responsibility of management. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the financial statements. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines. The financial statements have been audited by Deloitte & Touche LLP, independent auditors. Their audits were made in accordance with generally accepted auditing standards, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities. The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with management and the independent auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.

David R. Jones                          J. Michael Riley
President and Chief Executive           Vice President and Chief Financial
Officer                                 Officer



SELECTED FINANCIAL DATA
                                                                  For the years ended September 30,
In millions, except per share amounts                      1996         1995          1994         1993         1992         1991
----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
  Operating revenues .............................   $   1,220.2  $   1,063.0   $   1,199.9  $   1,130.3  $     994.6  $     963.8
  Cost of gas ....................................         720.3        571.8         736.8        701.0        590.5        579.9
----------------------------------------------------------------------------------------------------------------------------------
 Operating margin ...............................         499.9        491.2         463.1        429.3        404.1        383.9
----------------------------------------------------------------------------------------------------------------------------------
  Other operating expenses
    Operation ....................................         220.8        213.5         207.0        187.6        170.7        165.2
    Restructuring costs ..........................                       70.3
    Maintenance ..................................          29.4         30.4          32.8         30.9         29.5         28.6
    Depreciation .................................          62.5         58.5          55.4         58.8         54.9         50.2
    Taxes other than income taxes ................          24.9         25.6          26.0         23.9         23.2         19.2
----------------------------------------------------------------------------------------------------------------------------------
      Total other operating expenses .............         337.6        398.3         321.2        301.2        278.3        263.2
----------------------------------------------------------------------------------------------------------------------------------
  Operating income ...............................         162.3         92.9         141.9        128.1        125.8        120.7
----------------------------------------------------------------------------------------------------------------------------------
  Other income ...................................          14.3          2.1           5.2          6.6          2.8          2.0
----------------------------------------------------------------------------------------------------------------------------------
  Income before interest and income taxes ........         176.6         95.0         147.1        134.7        128.6        122.7
----------------------------------------------------------------------------------------------------------------------------------
  Interest expense and preferred stock dividends .          53.5         51.9          52.1         51.0         48.4         48.0
----------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes .....................         123.1         43.1          95.0         83.7         80.2         74.7
----------------------------------------------------------------------------------------------------------------------------------
  Income taxes ...................................          47.5         16.7          36.3         30.5         25.8         26.4
----------------------------------------------------------------------------------------------------------------------------------
  Net Income .....................................          75.6         26.4          58.7         53.2         54.4         48.3
  Common dividends paid ..........................          58.6         54.2          52.2         51.1         49.6         47.4
----------------------------------------------------------------------------------------------------------------------------------
  Earnings reinvested ............................   $      17.0  $     (27.8)  $       6.5  $       2.1  $       4.8  $       0.9
==================================================================================================================================
Common Stock Data(1)
  Weighted average shares outstanding ............          55.3         52.4          50.2         49.2         48.2         46.6
  Earnings per share .............................   $       1.37 $       0.50  $       1.17 $       1.08 $       1.13 $       1.04
  Dividends paid per share .......................   $       1.06 $       1.04  $       1.04 $       1.04 $       1.03 $       1.02
  Dividend payout ratio ..........................          77.4%       208.0%         88.9%        96.3%        91.2%        98.1%
  Book value per share(2) ........................   $      10.56 $      10.15  $      10.20 $       9.90 $       9.70 $       9.42
  Market value per share(2) ......................   $      19.13 $      19.31  $      15.31 $      18.81 $      18.81 $      17.19
==================================================================================================================================
Balance Sheet Data(2)
  Total assets ...................................   $   1,824.7  $   1,674.6   $   1,642.9  $   1,533.0  $   1,428.6  $   1,350.3
  Long-term liabilities
    Take-or-pay charges payable ..................                                                        $       5.0  $      15.0
    Accrued environmental response costs .........   $      30.4  $      28.6   $      24.3  $      19.6  $      25.0
    Accrued pension costs ........................   $       4.9  $      10.3
    Accrued postretirement benefits costs ........   $      36.2  $      30.1   $       3.6
    Deferred credits .............................   $      60.9  $      65.6   $      66.6  $      42.3  $      43.8  $      47.6
----------------------------------------------------------------------------------------------------------------------------------
  Capitalization
    Long-term debt ...............................   $     554.5  $     554.5   $     569.5  $     500.7  $     476.5  $     458.3
    Preferred stock of subsidiary -- redeemable ..          55.8         55.8          55.8         56.0         11.5         12.8
                                  -- nonredeemable           3.0          3.0           3.0          3.0          3.0          3.0
    Common equity ................................         588.3        557.3         518.5        492.0        472.1        448.2
----------------------------------------------------------------------------------------------------------------------------------
      Total ......................................   $   1,201.6  $   1,170.6   $   1,146.8  $   1,051.7  $     963.1  $     922.3
==================================================================================================================================
Financial Ratios(2)
  Capitalization
    Long-term debt ...............................          46.1%        47.4%         49.6%        47.6%        49.5%        49.7%
    Preferred stock of subsidiary -- redeemable ..           4.6          4.8           4.9          5.3          1.2          1.4
                                  -- nonredeemable           0.3          0.2           0.3          0.3          0.3          0.3
    Common equity ................................          49.0         47.6          45.2         46.8         49.0         48.6
----------------------------------------------------------------------------------------------------------------------------------
      Total ......................................         100.0%       100.0%        100.0%       100.0%       100.0%       100.0%
==================================================================================================================================
  Return on average common equity ................          13.2%         4.9%         11.6%        11.0%        11.8%        11.4%
----------------------------------------------------------------------------------------------------------------------------------
  Times charges earned before income taxes(3)
    Total interest ...............................           3.58         1.99          3.08         2.86         2.66         2.56
    Total interest and preferred dividends .......           3.28         1.83          2.82         2.63         2.60         2.50
    Fixed(4) .....................................           3.47         1.95          3.00         2.80         2.62         2.53
==================================================================================================================================
     (1)  Adjusted for  two-for-one  stock split paid in the form of 100% stock dividends on December 1, 1995.  (2) Year end. (3) Interest  charges  exclude the debt portion of allowance for funds used during construction.  (4) Fixed charges consist of  interest  on short-  and  long-term  debt,  other  interest  and the estimated interest component of rentals.



GAS SALES AND STATISTICS
                                                                           For the years ended September 30,
In millions, except per share amounts                        1996         1995         1994         1993         1992         1991
----------------------------------------------------------------------------------------------------------------------------------
Operating Revenues (millions of dollars)
  Sales of gas
    Residential ..................................   $      708.8 $      610.6 $      700.7 $      658.2 $      575.7 $      550.2
    Commercial ...................................          288.8        243.2        285.8        268.1        231.5        226.0
    Industrial ...................................          178.8        169.4        172.1        154.2        140.9        144.1
  Transportation revenues ........................           21.5         23.9         22.6         33.8         36.6         37.8
  Miscellaneous revenues .........................           19.7         15.9         18.7         16.0          9.9          5.7
----------------------------------------------------------------------------------------------------------------------------------
      Total utility operating revenues ...........        1,217.6      1,063.0      1,199.9      1,130.3        994.6        963.8
----------------------------------------------------------------------------------------------------------------------------------
      Other operating revenues ...................            2.6
----------------------------------------------------------------------------------------------------------------------------------
        Total operating revenues .................   $    1,220.2 $    1,063.0 $    1,199.9 $    1,130.3 $      994.6 $      963.8
==================================================================================================================================
Utility Throughput
  Therms sold (millions)
    Residential ..................................        1,165.4        916.8      1,003.1      1,001.4        915.4        819.5
    Commercial ...................................          538.2        454.0        478.9        478.5        433.9        402.8
    Industrial ...................................          449.6        526.0        424.8        388.7        445.0        455.1
  Therms transported .............................          738.7        722.8        697.4        795.6        901.8        862.6
----------------------------------------------------------------------------------------------------------------------------------
        Total utility throughput .................        2,891.9      2,619.6      2,604.2      2,664.2      2,696.1      2,540.0
==================================================================================================================================
Average Utility Customers (thousands)
  Residential ....................................        1,289.4      1,250.4      1,215.2      1,182.7      1,152.2      1,124.0
  Commercial .....................................          102.5        100.0         98.0         95.7         93.7         92.0
  Industrial .....................................            2.6          2.6          2.5          2.5          2.5          2.5
----------------------------------------------------------------------------------------------------------------------------------
        Total ....................................        1,394.5      1,353.0      1,315.7      1,280.9      1,248.4      1,218.5
==================================================================================================================================
Sales, Per Average Residential Customer
  Gas sold (therms) ..............................          904          733          825          847          794          729
  Revenue (dollars) ..............................          550.00       488.32       576.61       556.52       499.65       489.50
  Revenue per therm (cents) ......................           60.8         66.6         69.9         65.7         62.9         67.1
Degree Days -- Atlanta Area
  30-year normal .................................        2,991        2,991        2,991        3,021        3,021        3,021
  Actual .........................................        3,191        2,121        2,565        2,852        2,552        2,273
  Percentage of actual to 30-year normal .........          106.7         70.9         85.8         94.4         84.5         75.2
Gas Account (millions of therms)
  Natural gas purchased ..........................        1,632.9      1,406.9      1,453.6      1,629.9      1,555.4      1,563.0
  Natural gas withdrawn from storage .............          596.0        520.7        500.3        276.4        263.3        148.2
  Gas transported ................................          738.7        722.8        697.4        795.6        901.8        862.6
----------------------------------------------------------------------------------------------------------------------------------
        Total send-out ...........................        2,967.6      2,650.4      2,651.3      2,701.9      2,720.5      2,573.8
  Less
    Unaccounted for ..............................           60.4         20.4         37.2         29.0         16.2         24.4
    Company use ..................................           15.3         10.4          9.9          8.7          8.2          9.4
----------------------------------------------------------------------------------------------------------------------------------
        Sold and transported to utility customers         2,891.9      2,619.6      2,604.2      2,664.2      2,696.1      2,540.0
==================================================================================================================================
Cost of Gas (millions of dollars)
  Natural gas purchased ..........................   $      547.1 $      389.4 $      550.1 $      595.7 $      487.9 $      502.5
  Natural gas withdrawn from storage .............          171.6        182.4        186.7        105.3        102.6         77.4
----------------------------------------------------------------------------------------------------------------------------------
  Cost of gas-- utility operations ...............          718.7        571.8        736.8        701.0        590.5        579.9
----------------------------------------------------------------------------------------------------------------------------------
  Cost of gas -- other ...........................            1.6
----------------------------------------------------------------------------------------------------------------------------------
        Total cost of gas ........................   $      720.3 $      571.8 $      736.8 $      701.0 $      590.5 $      579.9
==================================================================================================================================
Utility Plant -- End of Year (millions of dollars)
  Gross plant ....................................   $    1,969.0 $    1,919.9 $    1,833.2 $    1,740.6 $    1,634.8 $    1,517.0
  Net plant ......................................   $    1,361.2 $    1,336.6 $    1,279.6 $    1,217.9 $    1,157.4 $    1,081.4
  Gross plant investment per customer
    (thousands of dollars) .......................   $        1.4 $        1.4 $        1.4 $        1.4 $        1.3 $        1.2
Capital Expenditures (millions of dollars) .......   $      132.5 $      121.7 $      122.5 $      122.2 $      132.9 $      141.9
Gas Mains-- Miles of 3" Equivalent ...............       29,045       28,520       27,972       27,390       26,936       26,623
Employees-- Average ..............................        2,942        3,249        3,764        3,764        3,794        3,820
Average Btu Content of Gas .......................        1,024        1,027        1,032        1,027        1,024        1,025
==================================================================================================================================

Shareholder Information

Stock Listing
AGL  Resources  Inc.'s  common  stock is traded on the New York  Stock  Exchange
(NYSE) under the symbol ATG. It appears in newspaper financial section stock listings as AGL Res.


Ownership
Approximately 55.7 million outstanding shares of AGL Resources' common stock are owned by 16,760 shareholders of record in 50 states, the District of Columbia and eleven foreign countries.


Market Prices and Dividends
The following table reflects the quarterly high and low closing sales prices, as reported in the listing of the NYSE composite transactions for shares of common stock for fiscal 1996 and 1995, and the quarterly dividends paid per share.

                                                       Dividends
                                                          Paid
Quarter Ended                    High         Low      Per Share
-----------------------------------------------------------------
1996
September 30, 1996 ....      $  20.88    $  17.38      $  .265
June 30, 1996 .........         19.00       17.13         .265
March 31, 1996 ........         20.25       17.63         .265
December 31, 1995 .....         19.88       18.88         .265
-----------------------------------------------------------------
1995
September 30, 1995 ....      $  17.63    $  15.19      $  .26
June 30, 1995 .........         18.25       16.81         .26
March 31, 1995 ........         19.31       17.06         .26
December 31, 1994 .....         19.44       17.31         .26
=================================================================


Annual Meeting
The 1997 Annual Meeting of Shareholders will be held February 7, 1997, at AGL Resources' offices, 303 Peachtree Street, N.E., Atlanta, Georgia. Proxies for the meeting of shareholders are being solicited by the Board of Directors. A formal notice of the meeting, proxy statement and proxy card have been mailed with the 1996 Annual Report.


Shareholder  Reports,  Form  10-K and  Inquiries
Additional copies of this report and the Form 10-K Annual Report to the Securities and Exchange Commission (excluding exhibits) can be obtained by writing to or calling the Corporate Secretary's Office, AGL Resources Inc., Post Office Box 4569, Atlanta,GA 30302-4569, (404) 584-3794. Shareholder inquiries also may be directed to the Corporate Secretary's office or to our toll-free shareholder service number: (800) 633-4236.


Dividend Reinvestment and Stock Purchase Plan
AGL Resources' Dividend Reinvestment and Stock Purchase Plan provides common shareholders with an economical and convenient method for purchasing additional shares of common stock without paying any brokerage fees or service charges. Dividends reinvested through the plan are used to purchase shares of common stock directly from AGL Resources. For a plan prospectus and enrollment application, shareholders should contact Wachovia Shareholder Services at the address below.


Transfer Agent, Registrar and Dividend Disbursing
Agent AGL Resources' transfer agent is Wachovia Bank of North Carolina, N.A.

Correspondence and requests for transfer should be directed to Wachovia Shareholder Services
Post Office Box 8217
Boston, MA 02266-8217
(800) 633-4236

Direct deposit of cash dividends and automated stock purchase services are available from the transfer agent above.


Financial Inquiries
Financial analysts
and  professional  investment  managers are invited to contact

J. Michael Riley
Vice President and Chief Financial Officer
AGL Resources Inc.
Post Office Box 4569
Atlanta, GA 30302-4569
(404) 584-3954

OFFICERS OF AGL RESOURCES INC. AND SUBSIDIARIES

EXECUTIVE OFFICERS OF AGL RESOURCES INC.
David R. Jones    (36)  President and Chief Executive Officer
Charles W. Bass   (26)  Executive Vice President and Chief Operating Officer
Thomas H. Benson  (26)  Executive Vice President, and
                        Chief Operating Officer of Atlanta Gas Light Company
Robert L. Goocher (24)  Executive Vice President, and
                        Chief Operating Officer of AGL Resources Service
                        Company

GENERAL OFFICERS OF AGL RESOURCES INC.
Stephen J. Gunther   (11)  Vice President, and
                           President 0f AGL Energy Services, Inc.
Clayton H. Preble    (26)  Vice President, and
                           President of The Energy Spring, Inc.
Richard H. Woodward  (26)  Vice President, and
                           President of AGL Investments, Inc.
Peter L. Banks       (14)  Vice President, External Affairs
Mark D. Caudill       (4)  Vice President, Regulatory Affairs
H. Edwin Overcast     (7)  Vice President, Strategic Planning and Rates
Melanie M. Platt      (1)  Corporate Secretary
J. Michael Riley     (23)  Vice President and Chief Financial Officer
James S. Thomas, Jr. (10)  Vice President, Legal

ATLANTA GAS LIGHT COMPANY
Isaac Blythers        (23)  Vice President, Metro Region
Jerry B. Brown        (21)  Vice President, Georgia Region
Michael D. Hutchins   (23)  Vice President, Operations and Engineering
Charlie J. Lail       (32)  Senior Vice President, Operations Improvement
Catherine Land-Waters (14)  Vice President, Customer Service

AGL RESOURCES SERVICE COMPANY
Verlene P. Cobb       (33)  Vice President, Corporate Communications
James W. Connally     (26)  Vice President, Human Resources
Gerald A. Hinesley    (17)  Controller
John H. Mobley, Jr.    (1)  Vice President, Information Systems
Charles C. Moore, Jr. (28)  Treasurer
Marvin M. Wyatt, Jr.  (26)  Vice President, Operations Support

CHATTANOOGA GAS COMPANY
Harrison F. Thompson  (26)  President

Number in parentheses denotes full years of service as of September 30, 1996.

Graph appearing on page 22 reflects consolidated operating revenues, operating expenses and operating expenses as a percentage of operating revenues for the fiscal years ended September 30,1994 through 1996, inclusive. Data presented is as follows:

In millions of dollars     1994     1995(a)  1996
-------------------------------------------------
Operating Revenues        1,200    1,063    1,220
Operating Expenses        1,058      970    1,058
%Operating Expenses to
   Operating Revenues        88%      91%      87%
-------------------------------------------------
(a) Operating expenses include restructuring costs of $70.3 million


Graph appearing on page 22 reflects common stock market value, book value and % market to book value for the fiscal years ended September 30, 1994, through 1996, inclusive. Data presented is as follows:

In dollars per share       1994     1995     1996
-------------------------------------------------
Market value per share   $15.31   $19.31   $19.13
Book value per share      10.20    10.15    10.56
% market value to book
   value                    150%    190%     181%
-------------------------------------------------