Form 10-K, Exhibit 13
period 1997-09-30
AGL RESOURCES INC
filed 1997-12-17
CIK 1004155

Management's Discussion and Analysis of Results of Operations and Financial Condition

Following shareholder and regulatory approval on March 6, 1996, AGL Resources Inc. (AGL Resources), a Georgia corporation, became the holding company of Atlanta Gas Light Company (AGL), a natural gas distribution utility, and its subsidiaries. Unless noted specifically or otherwise required by the context, references to AGL Resources include AGL, AGL's wholly owned natural gas distribution utility subsidiary, Chattanooga Gas Company (Chattanooga), and AGL Resources' nonregulated subsidiaries: AGL Energy Services, Inc. (AGL Energy Services); AGL Investments, Inc. (AGL Investments); AGL Resources Service Company; and The Energy Spring, Inc. AGL Energy Services has one nonregulated subsidiary, Georgia Gas Company. AGL Investments has six nonregulated subsidiaries: AGL Propane, Inc., formerly known as Georgia Gas Service Company (AGL Propane); AGL Consumer Services, Inc.; AGL Gas Marketing, Inc.; AGL Power Services, Inc.; AGL Energy Wise Services, Inc.; and Trustees Investments, Inc. Unless specifically noted or otherwise required by the context, references to AGL or the utility include the operations and activities of AGL and Chattanooga.


Graph reflects consolidated operating revenues, operating expenses and operating expenses as a percentage of operating revenues for the fiscal years ended September 30, 1995 through 1997, inclusive. Data presented is as follows:

In millions of dollars       1995(a)  1996    1997
----------------------------------------------------
Operating Revenues          1,069    1,229   1,288
Operating Expenses            975    1,065   1,116
% Operating Expenses to
     Operating Revenues        91%      87%     87%
----------------------------------------------------
(a) Operating expenses include restructuring costs of $70.3 million.


Graph reflects common stock market value, book value and % market to book value for the fiscal years ended September 30, 1995, through 1997, inclusive. Data presented is as follows:

In dollars per share         1995    1996     1997
----------------------------------------------------
Market value per share     $19.31  $19.13   $18.94
Book value per share        10.15   10.56    10.99
% market value to book
     value                    190%    181%     172%
----------------------------------------------------


        The following discussion and analysis reflect the results of operations and financial condition of AGL Resources for the three years ended September 30, 1997, and factors expected to impact its future operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides for the use of cautionary statements accompanying forward-looking statements. Disclosures provided contain forward-looking statements concerning, among other things, deregulation and restructuring costs and environmental remediation.
        Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following: changes in price and demand for natural gas and related products; uncertainty as to state and federal legislative and regulatory issues; the effects of competition, particularly in markets where prices and providers historically have been regulated; and uncertainty with regard to environmental issues and competitive issues in general.

Results of Operations

Fiscal 1997 Compared with Fiscal 1996

Operating Revenues - Operating revenues increased 4.8% in 1997 compared with 1996 primarily due to (1) increased operating revenues attributable to a nonregulated retail energy marketing company formed in June 1996, (2) increased operating revenues from a nonregulated gas supply services company formed in July 1996, and (3) increased utility base revenues attributable to an increase of approximately 32,000 in the number of customers served. The increase in operating revenues was offset partly by (1) decreased volumes of natural gas sold to utility customers due to weather that was 24.7% warmer in 1997 than in 1996 and (2) a shift by certain interruptible customers from interruptible sales to transportation service. Operating revenues are less when gas is transported for a customer than when it is sold to that customer. AGL's transportation rate generates the same operating income as the applicable sales rate schedule for interruptible sales of gas; therefore, earnings are not affected.

Cost of Gas - Cost of gas increased 5.7% in 1997 compared with 1996 primarily due to (1) increased cost of gas attributable to a nonregulated retail energy marketing company formed in June 1996, (2) increased cost of gas from a nonregulated gas supply services company formed in July 1996, and (3) an increase in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules. The increase in the cost of gas was offset partly by (1) decreased volumes of natural gas sold to utility customers due to weather that was 24.7% warmer in 1997 than in 1996 and
(2) a shift by certain interruptible customers from interruptible sales to transportation service.
        The  utility's  cost of natural gas per therm was 39.4 cents in 1997 and
32.2 cents in 1996. Variations in the cost of purchased gas are passed through to customers under the purchased gas provisions of the utility's rate schedules. Over-recoveries or under-recoveries of purchased gas costs are charged or credited to the cost of gas and are included in current assets or liabilities, thereby eliminating the effect that recovery of gas costs otherwise would have on net income.

Operating Margin - Operating margin increased 3.6% in 1997 compared with 1996 primarily due to (1) higher utility base revenues resulting from approximately 32,000 additional customers, (2) an increase in operating margin attributable to a nonregulated gas supply services company formed in July 1996, and (3) an increase in operating margin resulting from propane operations acquired during February and June 1997.

Other Operating Expenses - Operation and maintenance expenses increased 2.3% in 1997 compared with 1996 primarily due to (1) increased uncollectible accounts expenses, (2) increased expenses attributable to propane operations acquired during February and June 1997, and (3) increased maintenance of general plant.
        Depreciation expense increased 5.2% in 1997 compared with 1996 primarily due to an increase in depreciable plant in service. The composite straight-line depreciation rate was approximately 3.2% for depreciable property other than transportation equipment during 1997 and 1996.
        Taxes other than income taxes increased $1 million in 1997 compared with 1996 primarily due to (1) increased gross receipts taxes and (2) increased ad valorem taxes.


Graph reflects throughput (utility operations) of therms sold and transported by class of customer for the year ended September 30, 1997. Data presented is as follows:

                   Throughput
                    (utility        Percentage
Customer           operations)       of  Total
----------------------------------------------
Industrial        1.3  billion            47%
Commercial         .51 billion            18%
Residential        .99 billion            35%
----------------------------------------------


Graph reflects margin (utility operations) by class of customer for the year ended September 30, 1997. Data presented is as follows:

                     Margin
                    (utility
Customer           operations)
-------------------------------
Industrial             12%
Commercial             23%
Residential            65%
-------------------------------


Other Income - Other income decreased $2.8 million in 1997 compared with 1996 primarily due to (1) decreased income from a gas marketing joint venture, (2) decreased recoveries of environmental response costs from insurance carriers and third parties, and (3) increased carrying costs on portions of recoveries of environmental response costs from insurance carriers and third parties. The decrease in other income was offset partly by the recovery from utility customers of increased carrying costs not included in base rates related to storage gas inventories.

Interest Expense - Total interest expense increased $3.1 million in 1997 compared with 1996 primarily due to increased amounts of long-term and short-term debt outstanding during the period.

Dividends on Preferred Stock of Subsidiaries - Dividends on preferred stock of subsidiaries increased $1.8 million in 1997 compared with 1996 primarily due to dividend requirements on $75 million in principal amount of Capital Securities issued in June 1997 by a business trust wholly owned by AGL Resources. (See Note 6 in Notes to Consolidated Financial Statements.)

Income Taxes - Income taxes decreased $0.7 million in 1997 compared with 1996 primarily due to a decrease in the effective tax accrual rate as a result of payment of tax deductible interest on subordinated debt to fund dividends on Capital Securities issued in June 1997.

Net Income and Dividends - Net income for 1997 was $76.6 million, compared with $75.6 million in 1996. Earnings per share of common stock were $1.37 in 1997 and 1996. Dividends per share of common stock were $1.08 in 1997, compared with $1.06 in 1996. The increase in net income was primarily due to (1) an increase in operating margin as a result of an increase of approximately 32,000 in the number of utility customers served and (2) increased operating margins from nonregulated businesses formed during 1996. The increase in net income was offset partly by (1) increased operating expenses, (2) increased financing costs, and (3) decreased other income. Earnings per share of common stock were unchanged for 1997 compared with 1996 due to an increase in the number of shares outstanding.

Fiscal 1996 Compared with Fiscal 1995

Operating Revenues - Operating revenues increased 15% in 1996 compared with 1995 primarily due to (1) an increase in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules,
(2) increased volumes of gas sold to firm service customers as a result of weather that was 50% colder in 1996 than in 1995, and (3) an increase of approximately 41,000 in the number of utility customers served.

Cost of Gas - Cost of gas increased 26.4% in 1996 compared with 1995 primarily due to (1) an increase in the cost of the gas supply recovered from customers under the purchased gas provisions of the utility's rate schedules and (2) increased volumes of gas sold to firm service customers as a result of weather that was 50% colder in 1996 than in 1995.
        The  utility's  cost of natural gas per therm was 32.2 cents in 1996 and
29.7 cents in 1995. Variations in the cost of purchased gas are passed through to customers under the purchased gas provisions of the utility's rate schedules. Over-recoveries or under-recoveries of purchased gas costs are charged or credited to cost of gas and are included in current assets or liabilities, thereby eliminating the effect that recovery of gas costs otherwise would have on net income.

Operating Margin - Operating margin increased 1.8% in 1996 compared with 1995 primarily due to (1) recovery of increased expenses related to an Integrated Resource Plan (IRP), which are recovered through an IRP Cost Recovery Rider approved by the Georgia Public Service Commission (Georgia Commission), (2) a revenue increase granted by the Tennessee Regulatory Authority (TRA), effective November 1, 1995, and (3) an increase of approximately 41,000 in the number of utility customers served.

Restructuring Costs - In November 1994 AGL Resources announced a corporate restructuring plan in response to increased competition and changes in the federal and state regulatory environments in which AGL operates. Restructuring costs of $61.4 million related to early retirement and severance programs and $8.9 million related to office closings and costs to exit AGL's appliance merchandising and real estate investment operations were recorded during 1995. There were no restructuring costs recorded in 1996.
        During the fourth quarter of fiscal 1996, AGL Resources reviewed its remaining liabilities with respect to its corporate restructuring plan. As a result, AGL Resources adjusted its restructuring accruals and reduced operating expenses by $2.7 million, before income taxes. The remaining balance of restructuring liabilities as of September 30, 1996, was $1 million.

Other Operating Expenses - Operation and maintenance expenses increased 2.2% in 1996 compared with 1995 primarily due to (1) an increase of $3.6 million in expenses related to IRP and (2) an increase of $1.2 million in franchise expenses. IRP and franchise expenses are recovered from customers through rate recovery riders approved by the Georgia Commission. As a result, IRP program costs and franchise expenses do not affect net income. Operation and maintenance expenses, excluding IRP and franchise expenses, increased slightly primarily due to (1) increased uncollectible accounts expenses and (2) expenses associated with the formation of AGL Resources. The increase in operation and maintenance expenses, excluding IRP and franchise expenses, was offset partly by decreased labor-related expenses.
        Depreciation expense increased 7.3% in 1996 compared with 1995 primarily
due  to  increased   depreciable   plant  in  service.   The   composite
straight-line depreciation rate was approximately 3.2% for depreciable property other than transportation equipment during 1996 and 1995.

        Taxes other than income taxes decreased $0.7 million primarily due to decreased ad valorem taxes.

Other Income - Other income increased $11.6 million in 1996 compared with 1995 primarily due to (1) income in 1996 from a gas marketing joint venture, (2) income from carrying costs on increased deferred purchased gas undercollections, and (3) recoveries of environmental response costs from insurance carriers and third parties.

Interest Expense - Total interest expense increased $1.6 million in 1996 compared with 1995 primarily due to increased amounts of short-term debt outstanding. The increase was offset partly by decreased amounts of long-term debt outstanding.

Income Taxes - Income taxes increased $30.8 million in 1996 compared with 1995 primarily due to increased taxable income.

Net Income and Dividends - Net income for 1996 was $75.6 million, compared with $26.4 million in 1995. Earnings per share of common stock were $1.37 in 1996, compared with $0.50 in 1995. Dividends per share of common stock were $1.06 in 1996, compared with $1.04 in 1995. The increases in net income and earnings per share were primarily due to (1) corporate restructuring costs of $43.1 million, after income taxes, recorded in 1995, (2) increased other income, and (3) increased operating margin as a result of an increase of approximately 41,000 in the number of utility customers served. The increases in net income and earnings per share were offset partly by increased depreciation expense. The increase in earnings per share also was offset partly by an increase in the number of common shares outstanding.

Financial Condition

Financing

Preferred Securities - In June 1997 AGL Resources formed AGL Capital Trust, a Delaware business trust (the Trust), of which AGL Resources owns all of the common voting securities. The Trust issued and sold to certain initial investors $75 million principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security), the proceeds of which were used to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, due June 1, 2037, from AGL Resources. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures on the stated maturity date of June 1, 2037, upon the earlier occurrence of certain events, or upon the optional prepayment by AGL Resources on or after June 1, 2007. AGL Resources has fully and unconditionally guaranteed all of the Trust's obligations with respect to the Capital Securities. Net proceeds to AGL Resources from the sale of the Junior Subordinated Debentures of $74.3 million were used to repay short-term debt, to redeem certain of AGL's outstanding issues of preferred stock, and for other corporate purposes.
        On August 15, 1997, AGL redeemed its 4.5% Cumulative Preferred Stock, 4.72% Cumulative Preferred Stock, 5% Cumulative Preferred Stock, 7.84% Cumulative Preferred Stock, and 8.32% Cumulative Preferred Stock at the call price in effect for each issue for an aggregate principal amount of $14.7 million. Those issues of preferred stock have been retired in full.
        On December 1, 1997, AGL redeemed its 7.70% depositary preferred shares at the redemption price of $100 per share. Accordingly, a current liability associated with that redemption of $44.5 million is recorded in the financial statements. (See Note 6 in Notes to Consolidated Financial Statements for additional information regarding preferred stock.)

Common Stock - On June 16, 1995, approximately 3 million shares of common stock were issued and sold at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance capital expenditures and for other corporate purposes. AGL Resources issued 753,866; 792,919; and 1,107,324 shares of common stock during fiscal 1997, 1996, and 1995, respectively, pursuant to ResourcesDirect, a stock purchase and dividend reinvestment plan; Retirement Savings Plus Plan; Long-Term Stock Incentive Plan; Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan, which increased common equity by approximately $14 million, $14 million, and $18 million, respectively.

Long-Term Debt - During fiscal 1997, AGL issued $105.5 million in principal amount of medium-term notes, Series C, with maturity dates ranging from 20 to 30 years and with interest rates ranging from 6.55% to 7.3%. The notes were issued under an Indenture dated December 1, 1989, and are unsecured and rank on a parity with all other unsecured indebtedness. Net proceeds from the notes were used to fund capital expenditures, to repay short-term debt, and for other corporate purposes.

Short-Term Debt - Because AGL Resources' primary business is highly seasonal, short-term debt is used to meet seasonal working capital requirements. In addition, capital expenditures are funded temporarily with short-term debt. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary from $156.3 million in the summer months to $305 million for peak winter financing. Short-term debt decreased $122.5 million from the amount outstanding as of September 30, 1996, to $29.5 million as of September 30, 1997, primarily as a result of repayment from the proceeds of the issuance of Capital Securities and long-term debt. (See
Note 8 in Notes to Consolidated Financial Statements for additional information concerning short-term debt.)

Capital Requirements - Capital expenditures for construction of distribution facilities, purchase of equipment, and other general improvements were $147.7 million during 1997. Capital requirements are estimated to be approximately $340 million for the three years ending September 30, 2000. Funding for those expenditures will be provided through a combination of internal sources and the issuance of short-term and long-term debt and equity securities.
        The cost of natural gas stored underground increased $7.8 million to $151.8 million as of September 30, 1997, primarily due to an increase in the cost of the gas that was injected into storage.

Ratios and Coverages - On September 30, 1997, AGL Resources' capitalization ratios consisted of 47.1% long-term debt, 8.5% preferred securities, and 44.4% common equity. The times interest earned and ratio of earnings to combined fixed charges and preferred stock dividends decreased in 1997 compared with 1996 primarily due to the issuance of long-term debt and preferred securities in 1997. The times interest earned and ratio of earnings to combined fixed charges and preferred stock dividends increased in 1996 compared with 1995 primarily due to increased earnings.
        The weighted average cost of long-term debt decreased from 7.6% on September 30, 1995, to 7.5% on September 30, 1997. The decrease was due to the redemption of $15 million in principal amount of 8.85% medium-term notes in January 1995, and lower interest rates for long-term debt issued in 1997. The weighted average cost of preferred stock was 7.5% on September 30, 1995, and 1996, and 8% on September 30, 1997. The return on average common equity was 4.9% for 1995, 13.2% for 1996, and 12.7% for 1997. Net income in 1995 included a charge for restructuring of $43.1 million, after income taxes.

Regulatory Activity

Gas Cost Recovery Filing - Pursuant to legislation enacted by the Georgia General Assembly, each investor-owned local gas distribution company is required to file on or before August 1 of each year a proposed gas supply plan for the subsequent year, as well as a proposed cost recovery factor.
        As part of the 1997 Gas Supply Plan, AGL continued limited gas supply hedging activities. On August 1, 1997, AGL filed its Gas Supply Plan for fiscal 1998, which consists of gas supply, transportation, and storage options designed to provide reliable service to firm customers at the best cost. On September 12, 1997, the Georgia Commission approved the entire supply portfolio contained in the Gas Supply Plan for fiscal 1998.
        As part of the Gas Supply Plan for fiscal 1998, AGL is authorized to enter into an expanded program to hedge up to one-half of its estimated monthly winter wellhead purchases and to establish a price for those purchases at an amount other than the beginning of the month index price to create an additional element of diversification and price stability. The financial results of all hedging activities are passed through to firm service customers under the purchased gas provisions of AGL's rate schedules. Accordingly, there is no earnings impact as a result of the hedging program.
        Additionally, the approved plan contains a gas supply incentive mechanism for off-system and capacity release sales that is consistent with the incentive mechanism in the Natural Gas Competition and Deregulation Act signed into law on April 14, 1997, whereby AGL and its firm customers share in any benefits produced from the incremental use of gas supply assets.

Competition - AGL competes to supply natural gas to interruptible customers who are capable of switching to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood by-products. AGL also competes to supply gas to interruptible customers who might seek to bypass its distribution system.
        AGL can price distribution services to interruptible customers four ways. First, multiple rates are established under the rate schedules of AGL's tariff approved by the Georgia Commission. If an existing tariff rate does not produce a price competitive with a customer's relevant competitive alternative, three alternate pricing mechanisms exist: Negotiated Contracts, Interruptible Transportation and Sales Maintenance (ITSM) discounts, and Special Contracts.
        On February 17, 1995, the Georgia Commission approved a settlement that permits AGL to negotiate contracts with customers who have the option of bypassing AGL's facilities (Bypass Customers) to receive natural gas from other suppliers. The bypass avoidance contracts (Negotiated Contracts) can be renewable, provided the initial term does not exceed five years, unless a longer term specifically is authorized by the Georgia Commission. The rate provided by the Negotiated Contract may be lower than AGL's filed rate, but not less than AGL's marginal cost of service to the potential Bypass Customer. Service pursuant to a Negotiated Contract may commence without Georgia Commission action, after a copy of the contract is filed with the Georgia Commission. Negotiated Contracts may be rejected by the Georgia Commission within 90 days of filing; absent such action, however, the Negotiated Contracts remain in effect. All of the Negotiated Contracts filed to date with the Georgia Commission are in effect.
        The settlement also provides for a bypass loss recovery mechanism to operate until the earlier of September 30, 1998, or the effective date of new rates for AGL resulting from a general rate case. Under the recovery mechanism, AGL is allowed to recover from other customers 75% of the difference between (a) the nongas cost revenue that was received from the potential Bypass Customer during the most recent twelve-month period and (b) the nongas cost revenue that is calculated to be received from the lower Negotiated Contract rate applied to the same volumetric level. Concerning the remaining 25% of the difference, AGL is allowed to retain a 44% share of capacity release revenues in excess of $5 million until AGL is made whole for discounts from Negotiated Contracts.


1998 Gas Supply Plan
10 therms = 1 dekatherm         Firm                           Production    Supplemental                  Total
                                Transportation   Wellhead      Underground   Underground    Liquefied      Peak-Day
                                Capacity         Gas Supply    Storage       Storage        Natural Gas    Supply
Atlanta Gas Light Company      (dekatherms)     (dekatherms)  (dekatherms)  (dekatherms)   (dekatherms)   (dekatherms)
Southern                        775,995                        414,753       168,500

Transco                         137,989                        104,416       280,241

Tennessee / East Tennessee       63,860                         33,976

Southern / South Georgia         12,115                          6,906           708

Total                           989,959          520,655       560,051       449,449        665,000        2,106,450


Chattanooga Gas Company

East Tennessee                   46,350                         23,871

Southern                         27,567                         14,346

Total                            73,917           34,696        38,217             0         90,000           158,812


        In addition to Negotiated Contracts, which are designed to serve existing and potential Bypass Customers, AGL's ITSM Rider continues to permit discounts for short-term transactions to compete with alternative fuels. Revenue shortfalls, if any, from interruptible customers, as measured by the test-year interruptible revenues determined by the Georgia Commission in AGL's 1993 rate case, will continue to be recovered under the ITSM Rider.
        The settlement approved by the Georgia Commission also provides that AGL may file contracts (Special Contracts) for Georgia Commission approval if the service cannot be provided through the ITSM Rider, existing rate schedules, or Negotiated Contract procedures. A Special Contract, for example, could involve AGL providing a long-term service contract to compete with alternative fuels where physical bypass is not the relevant competition.
        Pursuant to the approved settlement, AGL has filed and is providing service pursuant to more than 50 Negotiated Contracts. Additionally, the Georgia Commission has approved Special Contracts between AGL and seven interruptible customers.
        On November 27, 1996, the TRA approved an experimental rule allowing Chattanooga to negotiate contracts with large commercial and industrial customers who have long-term competitive options, including bypass. The experimental rule provides that before any such customer is allowed a discounted rate, both the large customer and Chattanooga must petition the TRA for prior approval of the rates set forth in the contract. On October 7, 1997, the TRA denied the petitions filed by Chattanooga and four large customers for discounted rates pursuant to the experimental rule upon a finding that customer bypass was not imminent.

Regulatory Reform Initiatives - The 1997 session of the Georgia General Assembly enacted legislation that provides a legal framework for comprehensive deregulation of many aspects of the natural gas business in Georgia. The Natural Gas Competition and Deregulation Act was signed into law by Governor Zell Miller on April 14, 1997.
        On November 26, 1997, AGL filed with the Georgia Commission a notice of its election to be subject to this new law and to establish separate rates for unbundled services. AGL filed contemporaneously an application with the Georgia Commission to have its distribution rates, charges, classifications, and services regulated pursuant to performance-based regulation. The filing requests an increase in revenues of $18.6 million annually. The requested increase includes the costs to support changes in AGL's business systems to ensure reliable service to customers and that the systems are in place to serve new gas suppliers in the competitive marketplace.
        Within seven months from the date of such filing, the Georgia Commission must issue an order approving the plan as filed or with modification. Retail marketing companies, including AGL affiliates, may now file with the Georgia Commission separate certificate of authority applications to sell natural gas to firm customers connected to AGL's delivery system. It is currently anticipated that marketers who become certificated by the Georgia Commission may begin offering natural gas sales services to customers of AGL by November 1998.
        The Natural Gas Competition and Deregulation Act provides a transition period leading to a condition of effective competition in all natural gas markets. AGL, as an electing distribution company, will unbundle all services to its natural gas customers, allocate firm delivery capacity to certificated marketers selling the gas commodity, and create a secondary market for interruptible transportation capacity. Certificated marketers, including nonregulated affiliates of AGL, will compete to sell natural gas to all customers at market-based prices. AGL will continue to provide intrastate delivery of gas to end users through its existing system, subject to continued rate regulation by the Georgia Commission. As a result of the Natural Gas
Competition and Deregulation Act, it is expected that the purchased gas adjustment provisions included in AGL's rate schedules will be discontinued during fiscal 1999. The November 26, 1997, filing contains a provision to true-up any over-recovery or under-recovery that may exist at the time such purchased gas adjustment provisions are discontinued. Accordingly, AGL will no longer defer any over-recoveries or under-recoveries of gas costs when the purchased gas adjustment provisions are discontinued. In addition, the Georgia Commission will continue to regulate safety, access, and quality of service pursuant to an alternative form of regulation.
        The Natural Gas Competition and Deregulation Act provides marketing standards and rules of business practice to ensure the benefits of a competitive natural gas market are available to all customers on AGL's system. The act imposes on marketers an obligation to serve, with a corresponding universal service fund that provides a funding mechanism for uncollectible accounts and enables AGL to expand its facilities and serve in the public interest.
        Additionally, the Natural Gas Competition and Deregulation Act requires that the Georgia Commission issue rules and regulations by December 31, 1997, for certification of marketers and assignment of firm customers to marketers (for customers who ultimately do not select a marketer after competition is fully developed). Notices of proposed rulemakings on those two subjects were issued by the Georgia Commission on September 23, 1997.
        AGL supported the regulatory initiatives provided for by the Natural Gas Competition and Deregulation Act for several reasons. AGL currently makes no profit on the purchase and sale of gas because actual gas procurement costs are passed through to customers under the purchased gas provisions of AGL's rate schedules. Earnings are provided through revenues received for intrastate transportation of the commodity. Consequently, allowing AGL to cease its sales service function and the associated sales obligation would not affect AGL's ability to earn a return on its distribution system investment. Allowing gas to be sold to all customers by numerous retail marketing companies, including nonregulated subsidiaries of AGL Resources, would provide new business opportunities.
        On May 21, 1996, the Georgia Commission adopted a Policy Statement concerning changes in state regulatory guidelines to respond to trends toward increased competition in natural gas markets. Consistent with the specific goals expressed in the Policy Statement, AGL filed on June 10, 1996, the Natural Gas Service Provider Selection Plan (the Plan), a comprehensive plan for serving interruptible markets. The Plan proposed further unbundling of services to provide large customers more service options and the ability to purchase only those services they required. As a result of various procedural delays, a decision on the proposed Plan had not been reached by the Georgia Commission prior to AGL's election to be subject to the Natural Gas Competition and Deregulation Act. Since implementation of the Plan would be unlikely to occur significantly in advance of implementation of AGL's election under the Natural Gas Competition and Deregulation Act, the Plan could not serve as a meaningful opportunity for AGL, marketers, and end-use customers to gain experience with pooling and aggregation of loads. Consequently, simultaneous with the filing of the notice of election under the Natural Gas Competition and Deregulation Act on November 26, 1997, AGL filed with the Georgia Commission a notice of withdrawal of the Plan.

Chattanooga Rate Filing - On May 1, 1997, Chattanooga filed a rate proceeding with the TRA seeking an increase in revenues of $4.4 million annually. Revenues from the rate increase would be used to improve and expand Chattanooga's natural gas distribution system; to recover increased operation, maintenance, and tax expenses; and, to provide a reasonable return to investors. Under the TRA's rules and regulations, the effective date of the requested new rates was suspended until November 1, 1997. Hearings in the rate proceeding were scheduled to begin on October 13, 1997. On October 3, 1997, all parties to the proceeding filed a motion with the TRA requesting that the hearings be continued and that the suspended effective date for new rates be extended to afford an opportunity to pursue settlement discussions. On October 7, 1997, the TRA granted the motion. The TRA has rescheduled the hearings in this case to begin on February 9, 1998. AGL cannot predict the outcome of the proceedings.

Order 636 - During the past decade,  the Federal  Energy  Regulatory  Commission
(FERC) has dramatically transformed the natural gas industry through a series of generic orders promoting competition in the industry. As part of that transformation, the interstate pipelines that serve AGL have been required to unbundle their transportation and gas supply services and to provide transportation service on a nondiscriminatory basis for gas supplied by numerous gas producers or other third parties. FERC is considering further changes to its regulatory structure, including, but not limited to, potential revisions to its policies governing secondary market transactions and revisions to permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from pipeline tariff rules. AGL cannot predict the likelihood that such initiatives will be adopted or the effect of those potential changes upon AGL.
        Based on filings with FERC by its pipeline suppliers, AGL currently estimates that its total portion of transition costs from all of its pipeline suppliers would be approximately $105.8 million. Approximately $92.2 million of such costs has been incurred by AGL as of September 30, 1997, and is being recovered from its customers under the purchased gas provisions of AGL's rate schedules. Transition costs have not affected the total cost of gas to AGL's customers significantly because (1) AGL purchases its wellhead gas supplies based on market prices that are below the cost of gas previously embedded in the bundled pipelines' sales service rates and (2) many elements of transition costs previously were embedded in the rates for the pipelines' bundled sales service. (See Note 9 in Notes to Consolidated Financial Statements for further discussion of recovery of gas costs.)

Weather Normalization - The Georgia Commission and the TRA have authorized weather normalization adjustment riders (WNARs), which are designed to offset the impact that unusually cold or warm weather has on customer billings and operating margin. Fiscal 1997 and 1995 were warmer than normal, and the WNARs increased net income and net cash flow from operating activities to normal levels for those periods. Because fiscal 1996 was colder than normal, the WNARs reduced net income and net cash flow from operating activities to normal levels. The WNARs increased net income by $16.2 million in 1997, decreased net income by $4.4 million in 1996, and increased net income by $27.3 million in 1995. As a result of the Natural Gas Competition and Deregulation Act, it is expected that the WNAR authorized by the Georgia Commission will be discontinued.

Environmental Matters

AGL has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGL has identified three other sites in Georgia that AGL does not own, but that may have been associated with the operation of MGPs by AGL or its predecessors.
        Those sites are potentially subject to a variety of regulatory programs. AGL's response to MGP sites in Georgia is proceeding under two state regulatory programs: the Georgia Hazardous Waste Management Act (HWMA) and the Hazardous Site Response Act (HSRA). Some degree of response action, under one or both of those programs, is likely to be required at most of the Georgia sites.
        AGL also has identified three sites in Florida that may have been associated with AGL or its predecessors. AGL does not own any of the former MGP sites in Florida. However, AGL has been contacted by the current owners of two of those sites. In addition, AGL has received a "Special Notice Letter" from the U.S. Environmental Protection Agency (EPA) with respect to one of the two sites. AGL expects that some degree of response action is likely to be required at those two sites. AGL currently is negotiating with both regulatory authorities and other potentially responsible parties to determine the extent of its responsibility for the two sites.
        AGL has estimated the investigation and remediation expenses likely to be associated with the former MGP sites. AGL currently estimates that the future cost to AGL of investigating and remediating the former MGP sites could be as low as $37.3 million or as high as $76.5 million. That range does not include other expenses, such as unasserted property damage claims, for which AGL may be held liable, but for which neither the existence nor the amount of such liabilities can be reasonably forecast. Within the stated range of $37.3 million to $76.5 million, no amount within the range can be reliably identified as a better estimate than any other estimate. Therefore, a liability at the low end of that range has been recorded in the financial statements. (See Note 11 in Notes to Consolidated Financial Statements for additional information concerning environmental response costs.)
        AGL has two means of recovering the expenses associated with the former MGP sites. First, the Georgia Commission has approved the recovery by AGL of Environmental Response Costs, as defined, pursuant to an Environmental Response Cost Recovery Rider (ERCRR). For purposes of the ERCRR, Environmental Response Costs include investigation, testing, remediation, and litigation costs and expenses, or other liabilities relating to or arising from MGP sites. A regulatory asset in the amount of $55 million has been recorded in the financial statements to reflect the recovery of those costs through the ERCRR.
        In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, cleanup activities at the sites, and environmental response costs that have been incurred for purposes of the ERCRR. On October 10, 1996, the Georgia Commission issued an order to prohibit funds collected through the ERCRR from being used for payment of any damage award, including punitive damages, as a result of any litigation associated with the MGP sites in which AGL is involved. On October 22, 1997, the Georgia Commission issued an order rescinding its 1996 order and has scheduled a hearing for February 16, 1998, to consider three issues relating to the ERCRR. Specifically, the Georgia Commission is to consider whether the term "Environmental Response Costs" should include punitive damages, whether AGL should be required to provide an annual accounting for revenue recovered from customers through the ERCRR, and whether a schedule should be established for site remediation.
        Second, AGL intends to seek recovery of appropriate costs from its insurers and other potentially responsible parties. During fiscal 1997 AGL recovered $5.7 million from its insurance carriers and other potentially responsible parties. In accordance with provisions of the ERCRR, AGL recognized other income of $1.4 million and established regulatory liabilities for the remainder of the recoveries.
        On February 10, 1995, a class action lawsuit captioned Trinity Christian Methodist Episcopal Church, et al. v. Atlanta Gas Light Company, No. 95-RCCV-93, was filed in the Superior Court of Richmond County, Georgia, seeking to recover for damage to property owned by persons adjacent to and nearby the former manufactured gas plant site in Augusta, Georgia. On December 13, 1996, the parties reached a preliminary settlement, which was approved by the Court on April 15, 1997. Pursuant to the settlement, there is a claims process before an umpire to determine either the full fair market value of properties tendered to AGL or the diminution in fair market value of properties not tendered to AGL. Settlements have been paid to 188 property owners in the class totaling approximately $2.9 million, including legal fees and expenses of the plaintiffs. There are seven settlements yet to be paid. One settlement of approximately $64,000, including attorney's fees, is pending reconsideration, and AGL has filed motions to vacate six settlements totaling approximately $4.3 million. An order was entered on July 8, 1997, denying the motion to vacate. AGL has filed a notice of appeal with the Georgia Court of Appeals seeking to reverse the denial of the motion to vacate.

Accounting Developments

During its July 1997 meeting, the Emerging Issues Task Force concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), should be discontinued for that segment. The state of Georgia has enacted legislation (the Natural Gas Competition and Deregulation Act) that allows for the deregulation of the merchant function and unbundling of certain ancillary services of local gas distribution companies. AGL has filed its election to become an electing distribution company. The rates to transport natural gas through the intrastate pipe system of the local gas distribution company will be regulated by the Georgia Commission. Since AGL's regulatory assets and liabilities associated with its gas distribution activities continue to be regulated, AGL has determined that the continued application of SFAS 71 related to those distribution activities remains appropriate. (See Notes 1 and 14 in Notes to Consolidated Financial Statements for additional information.)
        In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128), which establishes standards for computing and presenting earnings per share. AGL Resources will adopt SFAS 128 in the first quarter of fiscal 1998. Management does not expect that new pronouncement to significantly impact the presentation of AGL Resources' consolidated financial statements.
        In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. AGL Resources will adopt SFAS 130 and SFAS 131 in fiscal 1999. Management does not expect those new pronouncements to significantly impact the presentation of AGL Resources' consolidated financial statements.

Impact of Inflation

Inflation impacts the prices AGL Resources must pay for labor and other goods and services required for operation, maintenance, and capital improvements. The utility's rate schedules include purchased gas adjustment provisions that permit the increases in gas costs to be passed on to its customers. Increases in costs not recovered through the purchased gas adjustment provisions and other similar rate riders must be recovered through timely filings for rate relief.

Year 2000

AGL Resources uses several application programs written over many years using two-digit year fields to define the applicable year, rather than four-digit year fields. Programs that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. That misinterpretation of the year could result in incorrect computations or computer shutdown.
        AGL Resources has identified the systems that could be affected by the year 2000 issue and is developing an implementation plan to resolve the issue. That plan contemplates, among other things, the replacement or modification of existing data processing systems as necessary. In addition, management is in the process of developing cost estimates associated with the implementation of the plan. Those costs are not expected to significantly impact AGL Resources' consolidated financial statements.
        Management believes that with the appropriate modifications, AGL Resources will be able to operate its time-sensitive business systems through the turn of the century.

Statements of Consolidated Income

                                                      For the years ended September 30,
In millions, except per share amounts                     1997        1996        1995
                                                       --------------------------------
Operating Revenues                                     $1,287.6    $1,228.6    $1,068.5
Cost of Gas                                               766.5       725.5       574.1
                                                       --------------------------------
Operating Margin                                          521.1       503.1       494.4
                                                       --------------------------------
Other Operating Expenses
        Operation                                         226.2       221.8       215.5
        Restructuring costs                                                        70.3
        Maintenance                                        30.8        29.5        30.4
        Depreciation                                       66.6        63.3        59.0
        Taxes other than income taxes                      26.0        25.0        25.7
                                                       --------------------------------
                Total other operating expenses            349.6       339.6       400.9
                                                       --------------------------------
Operating Income                                          171.5       163.5        93.5
                                                       --------------------------------
Other Income                                               10.3        13.1         1.5
                                                       --------------------------------
Income Before Interest, Preferred Stock
        Dividends, and Income Taxes                       181.8       176.6        95.0
                                                       --------------------------------
Interest Expense and Preferred
        Stock Dividends
        Interest on long-term debt                         45.1        42.2        42.7
        Other interest                                      7.1         6.9         4.8
        Dividends on preferred stock of subsidiaries        6.2         4.4         4.4
                                                       --------------------------------
                Total interest expense and
                  preferred stock dividends                58.4        53.5        51.9
                                                       --------------------------------
Income Before Income Taxes                                123.4       123.1        43.1
                                                       --------------------------------
Income Taxes                                               46.8        47.5        16.7
                                                       --------------------------------
Net Income                                             $   76.6    $   75.6    $   26.4
                                                       --------------------------------
Earnings Per Share of Common Stock                     $   1.37    $   1.37    $   0.50
                                                       --------------------------------
Weighted Average Number of Common
        Shares Outstanding                                 56.1        55.3        52.4
---------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

                                                         For the years ended September 30,
In millions                                                   1997       1996       1995
                                                            ------------------------------
Cash Flows from Operating Activities
        Net income                                          $  76.6    $  75.6    $  26.4
        Adjustments to reconcile net income to
                net cash flow from operating activities
                Depreciation and amortization                  70.3       67.5       62.5
                Noncash restructuring costs                                          52.9
                Deferred income taxes                          18.5       25.7       (1.2)
                Other                                           0.3        0.4        3.8
                                                            ------------------------------
                                                              165.7      169.2      144.4
        Changes in assets and liabilities
                Receivables                                     4.0      (29.6)      14.6
                Inventories                                   (10.3)     (35.8)      43.3
                Deferred purchased gas adjustment              (3.8)     (11.0)     (13.8)
                Accounts payable                               (9.9)       1.4       14.7
                Other - net                                     5.7      (12.3)       2.4
                                                            ------------------------------
                Net cash flow from operating activities       151.4       81.9      205.6
                                                            ------------------------------
Cash Flows from Financing Activities
        Sale of common stock, net of expenses                   1.7        1.8       50.4
        Short-term borrowings, net                           (124.0)     101.0      (44.4)
        Redemptions and purchase fund
                requirements of preferred stock               (14.7)
        Redemptions of long-term debt                                               (15.0)
        Sale of preferred securities, net of expenses          74.3
        Sale of long-term debt                                105.5
        Dividends paid on common stock                        (50.7)     (49.1)     (44.3)
                                                            ------------------------------
                Net cash flow (used in) from financing
                        activities                             (7.9)      53.7      (53.3)
                                                            ------------------------------
Cash Flows from Investing Activities
        Utility plant expenditures                           (123.5)    (132.0)    (120.8)
        Nonutility property expenditures                      (23.3)       0.3       (0.4)
        Cash received from joint venture                        2.0        3.1
        Investment in joint ventures                           (1.0)      (1.0)     (32.6)
        Other                                                  (1.6)      (1.0)       1.9
                                                            ------------------------------
                Net cash flow used in investing activities   (147.4)    (130.6)    (151.9)
                                                            ------------------------------
                Net (decrease) increase in cash and
                        cash equivalents                       (3.9)       5.0        0.4
                Cash and cash equivalents at
                        beginning of year                       8.7        3.7        3.3
                                                            ------------------------------
                Cash and cash equivalents at end of year    $   4.8    $   8.7    $   3.7
                                                            ------------------------------
Cash Paid During the Year for
        Interest                                            $  48.8    $  49.2    $  48.4
        Income taxes                                        $  28.2    $  19.3    $  28.6
------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheets

Assets
                                                                For the years ended September 30,
In millions                                                                  1997           1996
                                                                          -----------------------
Current Assets
        Cash and cash equivalents                                         $    4.8       $    8.7
        Receivables
                Gas (less allowance for uncollectible accounts
                        of $2.4 in 1997 and $2.2 in 1996)                     56.1           62.4
                Merchandise (less allowance for uncollectible
                        accounts of $.1 in 1997 and $.4 in 1996)               0.4            2.5
                Integrated resource plan loans (less allowance
                        for uncollectible accounts of $.1 in 1997 and          3.2            3.4
                        $.2 in 1996)
                Other                                                         12.2            4.8
        Unbilled revenues                                                     22.0           20.5
        Inventories
                Natural gas stored underground                               151.8          144.0
                Liquefied natural gas                                         17.5           16.8
                Materials and supplies                                         8.2            8.1
                Other                                                          6.0            3.0
        Deferred purchased gas adjustment                                      8.5            4.7
        Other                                                                  2.0           10.3
                                                                          -----------------------
                Total current assets                                         292.7          289.2
                                                                          -----------------------
Property, Plant, and Equipment
        Utility plant                                                      2,069.1        1,969.0
        Less accumulated depreciation                                        648.8          607.8
                                                                          -----------------------
                Utility plant - net                                        1,420.3        1,361.2
                                                                          -----------------------
        Nonutility property                                                  105.8           80.4
        Less accumulated depreciation                                         29.5           26.3
                                                                          -----------------------
                Nonutility property - net                                     76.3           54.1
                                                                          -----------------------
                Total property, plant, and equipment - net                 1,496.6        1,415.3
                                                                          -----------------------
Deferred Debits and Other Assets
        Unrecovered environmental response costs                              55.0           38.0
        Investment in joint ventures                                          32.7           34.0
        Unrecovered integrated resource plan costs                             2.0           10.0
        Unrecovered postretirement benefits costs                             10.0            9.7
        Unamortized cost to repurchase long-term debt                          2.2            3.5
        Prepaid pension costs                                                  3.2
        Other                                                                 30.6           23.4
                                                                          -----------------------
                Total deferred debits and other assets                       135.7          118.6
                                                                          -----------------------
                Total Assets                                              $1,925.0       $1,823.1
-------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Liabilities and
Capitalization

                                                              For the years ended September 30,
In millions                                                                  1997         1996
                                                                          ---------------------
Current Liabilities
        Accounts payable - trade                                          $   65.1     $   73.7
        Short-term debt                                                       29.5        152.0
        Customer deposits                                                     29.2         27.8
        Interest                                                              29.6         25.7
        Other accrued liabilities                                             26.4         22.3
        Redemption requirements on preferred stock                            44.5          0.3
        Other                                                                 19.1         20.5
                                                                          ---------------------
                Total current liabilities                                    243.4        322.3
                                                                          ---------------------
Accumulated Deferred Income Taxes                                            191.7        167.1
                                                                          ---------------------
Long-Term Liabilities
        Accrued environmental response costs                                  37.3         30.4
        Accrued pension costs                                                               4.9
        Accrued postretirement benefits costs                                 34.3         36.2
                                                                          ---------------------
                Total long-term liabilities                                   71.6         71.5
                                                                          ---------------------
Deferred Credits
        Unamortized investment tax credit                                     27.3         28.8
        Regulatory tax liability                                              18.3         19.3
        Other                                                                 16.3         12.8
                                                                          ---------------------
                Total deferred credits                                        61.9         60.9
                                                                          ---------------------
Commitments and Contingencies (Notes 9 and 11)
Capitalization
        Long-term debt                                                       660.0        554.5
        Preferred stock
                Subsidiary obligated mandatorily redeemable
                        preferred securities                                  74.3
                Cumulative preferred stock of subsidiary                                   58.5
        Common stockholders' equity (See accompanying
                        statements of consolidated common stock equity.)     622.1        588.3
                                                                          ---------------------
                Total capitalization                                       1,356.4      1,201.3
                                                                          ---------------------
                Total Liabilities and Capitalization                      $1,925.0     $1,823.1
                                                                          ---------------------

Statements of Consolidated Common Stock Equity

                                                                    For the years ended September 30,
In millions, except per share amounts                                  1997        1996        1995
                                                                     --------------------------------
Common Stock
        $5 par value; authorized 100.0 shares;
                outstanding, 56.6 in 1997, 55.7 in 1996,
                and 54.9 in 1995
        Beginning of year                                            $ 278.4     $ 137.3     $ 127.1
                Issuance of common stock
                        Public sale                                                              7.5
                        Acquisition of nonregulated operation            1.0
                        Benefit, stock compensation,
                        dividend reinvestment, and stock
                                purchase plans                           3.7         3.6         2.7
                        Stock dividend                                             137.5
                                                                     --------------------------------
        End of year                                                    283.1       278.4       137.3
                                                                     --------------------------------
Premium on Capital Stock
        Beginning of year                                              170.6       297.7       241.3
                Issuance of common stock
                        Public sale                                                             41.1
                        Acquisition of nonregulated operation            2.9
                        Benefit, stock compensation,
                                dividend reinvestment, and stock
                                purchase plans                          10.1        10.4        15.3
                        Stock dividend                                            (137.5)
                                                                     --------------------------------
        End of year                                                    183.6       170.6       297.7
                                                                     --------------------------------
Earnings Reinvested
        Beginning of year                                              139.3       122.3       150.1
                Net income                                              76.6        75.6        26.4
                Common stock dividends ($1.08 a share
                        in 1997, $1.06 a share in 1996, and
                        $1.04 a share in 1995)                         (60.5)      (58.6)      (54.2)
                                                                     --------------------------------
        End of year                                                    155.4       139.3       122.3
                                                                     --------------------------------
        Total common stock equity                                    $ 622.1     $ 588.3     $ 557.3
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation - AGL Resources Inc. (AGL Resources), a Georgia corporation, became the holding company for Atlanta Gas Light Company (AGL), AGL's wholly owned natural gas utility subsidiary, Chattanooga Gas Company (Chattanooga), and AGL's nonregulated subsidiaries upon receipt of shareholder and regulatory approval on March 6, 1996. At that time each share of AGL common stock was converted into one share of AGL Resources common stock, and AGL became the primary subsidiary of AGL Resources. AGL comprises substantially all of AGL Resources' assets, revenues, and earnings. The consolidated financial statements of AGL Resources include the financial statements of AGL, Chattanooga, and the nonregulated subsidiaries as though AGL Resources had existed in all periods shown and had owned all of AGL's outstanding common stock prior to March 6, 1996. Intercompany balances and transactions have been eliminated.

Subsidiaries - AGL Resources engages in natural gas distribution through AGL and AGL's wholly owned subsidiary, Chattanooga. AGL is a public utility that distributes and transports natural gas in Georgia and Tennessee and is subject to regulation by the Georgia Public Service Commission (Georgia Commission) and the Tennessee Regulatory Authority (TRA), with respect to its rates for service, maintenance of its accounting records, and various other matters. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which give appropriate recognition to the rate-making and accounting practices and policies of the Georgia Commission and the TRA.
        AGL Resources engages in nonregulated business activities through its wholly owned subsidiaries, AGL Energy Services, Inc. (AGL Energy Services), a gas supply services company; AGL Investments, Inc. (AGL Investments), a subsidiary established to develop and manage certain nonregulated businesses; The Energy Spring, Inc., a retail energy marketing company; and AGL Resources Service Company (Service Company). AGL Energy Services has one nonregulated subsidiary, Georgia Gas Company. AGL Investments has six nonregulated subsidiaries: AGL Propane, Inc., formerly known as Georgia Gas Service Company; AGL Consumer Services, Inc.; AGL Gas Marketing, Inc. (AGL Gas Marketing); AGL Power Services, Inc. (AGL Power Services); AGL Energy Wise Services, Inc. and Trustees Investments, Inc.

Regulation - The consolidated financial statements reflect regulatory actions by the Georgia Commission and the TRA that result in the recognition of certain revenues and expenses in time periods that are different from enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), AGL has recorded regulatory assets and liabilities that represent regulator-approved deferrals resulting from the rate-making process.
        During its July 1997 meeting, the Emerging Issues Task Force concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment. The state of Georgia has enacted legislation (the Natural Gas Competition and Deregulation Act) that allows for the deregulation of the merchant function and unbundling of certain ancillary services of local gas distribution companies. The rates to transport natural gas through the intrastate pipe system of the local gas distribution company will be regulated by the Georgia Commission. Since AGL's regulatory assets and liabilities associated with its gas distribution activities continue to be regulated, AGL has determined that the continued application of SFAS 71 related to these distribution activities remains appropriate. (See Note 14 for additional information.) SFAS 71 assets and liabilities recorded on September 30 consist of the following:


In millions                                          1997           1996
                                                   ---------------------
Assets
Unrecovered environmental response costs           $ 55.0         $ 38.0
Unrecovered integrated resource plan costs            2.0           10.0
Unrecovered postretirement benefits costs            10.0            9.7
Deferred purchased gas adjustment                     8.5            4.7
Unamortized cost to repurchase
        long-term debt                                2.2            3.5
                                                   ---------------------
Total                                              $ 77.7         $ 65.9
                                                   =====================

Liabilities
Unamortized investment tax credit                  $ 27.3         $ 28.8
Regulatory tax liability                             18.3           19.3
Environmental response cost recoveries
        from third parties - customer portion        10.1            7.4
Environmental response cost recoveries
        from third parties - deferred
        company portion                               6.1            4.5
Other                                                 3.7            3.7
                                                   ---------------------
Total                                              $ 65.5         $ 63.7
                                                   =====================

Utility Plant and Depreciation - Utility plant is stated at original cost. Direct labor and material costs of plant construction and related indirect construction costs, including administrative, engineering and general overhead, taxes, and an allowance for funds used during construction (AFUDC), are added to utility plant. The portion of AFUDC attributable to equity funds is included in other income, and the portion attributable to borrowed funds is shown as a reduction in interest charges in the statements of consolidated income. The AFUDC rate of 9.32% in fiscal 1997, 1996, and 1995, was the cost of capital approved by the Georgia Commission in a prior rate proceeding.
        The original cost of utility property retired or otherwise disposed of, plus the cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs and minor additions, renewals, and betterments to property are charged to operations.
        The composite straight-line depreciation rate was approximately 3.2% for depreciable property other than transportation equipment during 1997, 1996, and 1995. Transportation equipment is depreciated on a straight-line basis over a period of five to 10 years.

Deferred Purchased Gas Adjustment - The utility's rate schedules include purchased gas adjustment provisions that permit the recovery of purchased gas costs. The purchased gas adjustment factor is revised periodically to reflect changes in the cost of purchased gas without formal rate proceedings. Any over-recoveries or under-recoveries of gas costs are charged or credited to cost of gas and are included in current assets or liabilities. As a result of the Natural Gas Competition and Deregulation Act, it is expected that the purchased gas adjustment provisions included in AGL's rate schedules will be discontinued during fiscal 1999. The November 26, 1997, filing contains a provision to true-up any over-recovery or under-recovery that may exist at the time such purchased gas adjustment provisions are discontinued. Accordingly, AGL will no longer defer any over-recoveries or under-recoveries of gas costs when the purchased gas adjustment provisions are discontinued.
        As part of the 1997 Gas Supply Plan, AGL continued limited gas supply hedging activities. Accounting for hedging activities is provided in accordance with Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts." The financial results of all hedging activities are passed through to firm service customers under the purchased gas provisions of AGL's rate schedules. Accordingly, there is no earnings impact as a result of the hedging program. Contracts outstanding as of September 30, 1997, and 1996, and during the years then ended, were not significant.

Operating Revenues - Revenues from AGL Resources' utility business are based on rates approved by the Georgia Commission and the TRA. Customers' base rates may not be changed without formal approval of the Georgia Commission or the TRA. Revenues are recognized on the accrual basis, which includes estimated amounts for gas delivered but not yet billed.
        The Georgia Commission and the TRA have authorized weather normalization adjustment riders. Such riders are designed to offset the impact that unusually cold or warm weather has on operating margin.
        Certain interruptible customers purchase gas directly from gas producers and marketers. The Georgia Commission and the TRA have approved programs whereby transportation charges are billed on those purchases.

Income Taxes - Deferred income taxes result from temporary differences between book and taxable income and principally relate to depreciation.
        Investment tax credits have been deferred and are being amortized by credits to income in accordance with regulatory treatment over the estimated lives of the related properties.

Statements of Cash Flows - For purposes of reporting cash flows, AGL Resources considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.
        Noncash investing and financing transactions include (1) the issuance of common stock for dividend reinvestments pursuant to ResourcesDirect, a stock purchase and dividend reinvestment plan; Retirement Savings Plus Plan; Long-Term Stock Incentive Plan; Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan of $12.5 million in 1997, $12.3 million in 1996, and $16.2 million in 1995 and (2) the issuance of 200,000 shares of common stock in the amount of $3.9 million related to the acquisition of a propane company in June 1997.

Use of Estimates - Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other - Gas inventories are stated at cost on a principally first-in, first-out method. Materials and supplies inventories are stated at lower of average cost or market.
        Consistent with the rate treatment prescribed by the Georgia Commission and the TRA, vacation pay and short-term disability benefits for AGL are expensed when those benefits are paid.
        The computation of earnings per share of common stock is based on the weighted average number of common shares outstanding during each year.
        Certain reclassifications have been made in 1996 and 1995 to conform with the 1997 financial statement presentation.

Recently Issued Accounting Pronouncements - In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which establishes standards for computing and presenting earnings per share. AGL Resources will adopt SFAS 128 in the first quarter of fiscal 1998.
        In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 130 establishes standards for the reporting and displaying of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. AGL Resources will adopt SFAS 130 and SFAS 131 in fiscal 1999.
        Management does not expect those new pronouncements to have a significant impact on the presentation of AGL Resources' consolidated financial statements.


Note 2. Income Tax Expense

Deferred tax balances are measured at the tax rates that will apply during the period the taxes become payable and are adjusted whenever new rates are enacted. Because of the regulated nature of the utility's business, a regulatory liability has been recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The regulatory liability is being amortized over approximately 30 years.
        Components of income tax expense shown in the consolidated income statements are as follows:

In millions                    1997      1996      1995
--------------------------------------------------------
Included in expenses
Current income taxes
        Federal              $ 24.2    $ 20.3    $ 16.9
        State                   5.5       3.0       2.6
Deferred income taxes
        Federal                16.7      21.6      (1.0)
        State                   1.8       4.1      (0.2)
Amortization of investment
        tax credits            (1.4)     (1.5)     (1.6)
--------------------------------------------------------
Total                        $ 46.8    $ 47.5    $ 16.7
========================================================

        A reconciliation between the statutory federal income tax rate and the effective rate is as follows:

In millions                                   1997
--------------------------------------------------------
                                                    % of
                                                  Pretax
                                         Amount   Income
--------------------------------------------------------
Computed tax expense                    $ 43.2     35.0
State income tax, net of federal
        income tax benefit                 4.5      3.7
Amortization of investment tax credits    (1.4)    (1.1)
Other - net                                0.5      0.4
--------------------------------------------------------
Total income tax expense                $ 46.8     38.0
========================================================

 In millions                                  1996
--------------------------------------------------------
                                                    % of
                                                  Pretax
                                        Amount    Income

Computed tax expense                   $ 43.1      35.0
State income tax, net of federal
        income tax benefit                4.3       3.5
Amortization of investment tax credits   (1.5)     (1.2)
Other - net                               1.6       1.3
--------------------------------------------------------
Total income tax expense               $ 47.5      38.6
========================================================


 In millions                                  1995
--------------------------------------------------------
                                                    % of
                                                  Pretax
                                        Amount    Income

Computed tax expense                   $ 15.1      35.0
State income tax, net of federal
        income tax benefit                1.3       3.0
Amortization of investment tax credits   (1.6)     (3.7)
Other - net                               1.9       4.4
--------------------------------------------------------
Total income tax expense               $ 16.7      38.7
========================================================

        Components that give rise to the net deferred income tax liability as of September 30 are as follows:

In millions                                  1997        1996
--------------------------------------------------------------
Deferred tax liabilities
Property - accelerated depreciation and
           other property-related items   $ 206.8     $ 204.4
Other                                        18.5        15.2
--------------------------------------------------------------
Total deferred tax liabilities              225.3       219.6
--------------------------------------------------------------
Deferred tax assets
Deferred investment tax credits              10.6        11.1
Alternative minimum tax                       4.2        11.8
Other                                        18.8        29.6
--------------------------------------------------------------
Total deferred tax assets                    33.6        52.5
--------------------------------------------------------------
Net deferred tax liability                $ 191.7     $ 167.1
==============================================================

Note 3. Corporate Restructuring

In November 1994 AGL Resources announced a corporate restructuring plan and began its implementation during fiscal 1995. As a result of the restructuring, AGL combined offices, established centralized customer service centers, and reduced the number of employees through voluntary retirement, severance programs, and attrition. Restructuring costs of $43.1 million, after income taxes, were recorded during 1995. The principal effect of the restructuring charges was to increase obligations with respect to pension benefits and postretirement benefits other than pensions.
        During the fourth quarter of fiscal 1996, AGL Resources reviewed its remaining liabilities with respect to its corporate restructuring plan. As a result, AGL Resources adjusted its restructuring accruals and reduced operating expenses by $2.7 million. The remaining balance of restructuring liabilities as of September 30, 1997, and 1996, was $0.2 million and $1 million, respectively.

Note 4.         Employee Benefit Plans and Stock Compensation Plans

Effective July 1, 1996, the Board of Directors authorized the transfer of the sponsorship of all employee benefit plans from AGL to AGL Resources. Substantially all employees of AGL Resources and its subsidiaries are eligible to participate in the benefit plans.
        AGL Resources has a noncontributory defined benefit retirement plan. The plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, real estate investments, and cash equivalents. The plan provides pension benefits that are based on years of service and the employee's highest 36 consecutive months' compensation out of the last 60 months worked. AGL Resources' funding policy is to make the annual contribution required by applicable regulations and recommended by its actuary.
        AGL Resources has an excess benefit plan that is unfunded and provides supplemental benefits to certain officers after retirement. In September 1994 AGL Resources established a voluntary early retirement plan for certain officers of AGL Resources that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.
        Net periodic pension costs for the plans include service cost, interest cost, return on pension assets, and straight-line amortization of unrecognized initial net assets over approximately 16 years. Net periodic pension costs include the following components:

In millions                       1997       1996       1995
-------------------------------------------------------------
Service cost                    $  4.0     $  4.0     $  4.5
Interest cost                     16.2       15.8       14.9
Actual return on assets          (30.6)     (19.3)     (17.0)
Net amortization and deferral     16.9        6.3        5.9
-------------------------------------------------------------
Net periodic pension cost       $  6.5     $  6.8     $  8.3
-------------------------------------------------------------
Actuarial assumptions used include:
Discount rate                      7.5%       7.8%       8.3%
Rate of increase in
        compensation levels        4.5%       4.5%       5.0%
Expected long-term rate
        of return on assets        8.3%       8.3%       8.3%
=============================================================

        The following schedule sets forth the plans' funded status as of June 30, 1997, and 1996, and amounts recognized in the consolidated balance sheets as of September 30, 1997, and 1996:

In millions                                  1997       1996
-------------------------------------------------------------
Actuarial present value
of benefit obligations
Vested benefit obligation                $  187.2   $  180.5
-------------------------------------------------------------
Accumulated benefit obligation           $  190.5   $  183.2
-------------------------------------------------------------
Projected benefit obligation             $ (223.8)  $ (212.9)
Plan assets at fair value                   212.1      181.8
-------------------------------------------------------------
Plan assets less than projected
        benefit obligation                  (11.7)     (31.1)
Unrecognized net loss                        15.1       26.8
Remaining unrecognized net
        assets at date of initial adoption   (3.7)      (4.5)
Unrecognized prior service cost               3.5        3.9
-------------------------------------------------------------
Prepaid (accrued) pension costs          $    3.2   $   (4.9)
=============================================================

        AGL Resources' Retirement Savings Plus Plan (RSP Plan), a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may contribute amounts up to 15% of eligible compensation. AGL Resources makes a contribution equal to 65% of the participant's contribution not to exceed 3.9% of the participant's compensation for the plan year. The contribution was $3.3 million for 1997, $3.2 million for 1996, and $3.3 million for 1995.
        AGL Resources' Nonqualified Savings Plan (NSP), an unfunded, nonqualified plan similar to the RSP Plan, was established on July 1, 1995. The NSP provides an opportunity for eligible employees to make contributions for retirement savings. AGL Resources' contributions during 1997 and 1996 to the NSP were not significant.
        In January 1988, in connection with a Leveraged Employee Stock Ownership Plan (LESOP), AGL Resources purchased 2 million shares of its common stock for $11.75 per share, with the proceeds of a loan secured by such common stock. AGL Resources has not guaranteed the repayment of the loan. The loan is repaid from regular cash dividends on AGL Resources' common stock paid to LESOP and from contributions to LESOP, as approved by AGL Resources' Board of Directors. Contributions to LESOP were $0.9 million for 1997, $0.7 million for 1996, and $0.8 million for 1995. The principal balance of the loan was $0.6 million as of September 30, 1997, and $2.9 million as of September 30, 1996. The loan is payable on December 31, 1997.
        In  addition to  providing  pension  benefits,  AGL  Resources  provides certain health care and life insurance benefits for retired employees. Substantially all employees become eligible for those benefits if they reach retirement age while working for AGL Resources.
        In 1993 the Georgia Commission approved a five-year phase-in of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), that defers a portion of SFAS 106 expense for future recovery. A regulatory asset has been recorded for the deferred portion of SFAS 106 expense. In 1993 the TRA approved the recovery of SFAS 106 expense that is funded through an external trust.
        Net periodic postretirement benefits costs for fiscal 1997, 1996, and 1995 include the following components:

In millions                      1997       1996       1995
------------------------------------------------------------
Service cost                   $  0.8     $  0.8     $  0.9
Interest cost                     8.0        8.8        7.6
Actual return on assets          (1.0)      (0.6)      (0.3)
Amortization of transition
        obligation and other      3.8        4.2        4.2
------------------------------------------------------------
Net postretirement
        benefits costs         $ 11.6     $ 13.2     $ 12.4
============================================================

        Approximately $11.3 million, $10.7 million, and $8.7 million of net periodic postretirement benefits costs for fiscal 1997, 1996, and 1995, respectively, were recovered from the utility's customers. The remaining $0.3 million, $2.5 million, and $3.7 million for 1997, 1996, and 1995, respectively, were deferred for future recovery through amortization and recognized as regulatory assets in the financial statements consistent with regulatory decisions. AGL Resources has funded, through an external trust, SFAS 106 expense recovered from its utility customers in excess of the pay-as-you-go amounts.
         The following schedule sets forth the plan's funded status as of September 30, 1997, and 1996:

In millions                                      1997       1996
-----------------------------------------------------------------
Retirees                                      $  82.2    $  85.8
Fully eligible active plan participants           6.4        6.4
Other active plan participants                   14.8       13.3
-----------------------------------------------------------------
Total accumulated postretirement
        benefit obligation                      103.4      105.5
Plan assets at fair value                        17.9       10.4
-----------------------------------------------------------------
Accumulated postretirement benefit
        obligation in excess of plan assets      85.5       95.1
Unrecognized transition obligation              (65.5)     (69.5)
Unrecognized gain                                14.3       10.6
-----------------------------------------------------------------
Accrued postretirement benefits costs         $  34.3    $  36.2
=================================================================

        The  assumed   health  care  cost  trend  rate  used  in  measuring  the
accumulated postretirement benefit obligation for pre-Medicare eligibility is 10.5% in 1997, decreasing 0.5% per year to 6% in the year 2006 and an additional 0.25% to 5.75% in 2007. The rate for post-Medicare eligibility is 9.0% in 1997, decreasing 0.5% per year to 5.5% in the year 2004 and an additional 0.25% to 5.25% in 2005. Increasing the assumed health care cost trend rate by 1% would increase the accumulated postretirement benefit obligation as of September 30, 1997, by approximately $5.1 million and the accrued postretirement benefits cost by approximately $0.4 million for fiscal 1997. The assumed discount rate used in determining the postretirement benefit obligation was 7.50% in 1997 and 7.75% in 1996.
        The AGL Resources Long-Term Stock Incentive Plan (LTSIP) provides that incentive and nonqualified stock options, restricted stock awards, and stock appreciation rights may be granted to key employees of AGL Resources and its subsidiaries. The exercise price of shares underlying each option must be at least equal to the fair market value of the common stock on the date the option is granted. Options become fully exercisable six months after the date of grant and generally expire 10 years after the date of grant. The LTSIP currently authorizes for issuance up to 3.2 million shares of AGL Resources common stock.
        AGL Resources issued stock awards for 31,863; 7,249; and 2,000 shares to key employees under the LTSIP during the years ended September 30, 1997, 1996, and 1995, respectively. The 1997 stock awards are subject to certain vesting restrictions. The weighted-average fair value at date of issuance for shares awarded during the years ended September 30, 1997, 1996, and 1995, was $20.125, $19.758, and $15.625 per share, respectively. AGL Resources is recognizing compensation expense for these stock awards over the related vesting periods.
        Option transactions during the three years ended September 30, 1997, were as follows:

                                                    Weighted-Avg.
                                    Shares         Exercise Price
-----------------------------------------------------------------
Outstanding - Sept. 30, 1994        619,338           $ 17.78
   Granted                          318,028             16.07
   Exercised                        (46,264)            15.94
   Forfeited                        (41,942)            18.91
-----------------------------------------------------------------
Outstanding - Sept. 30, 1995        849,160           $ 17.18
=================================================================
Exercisable - Sept. 30, 1995        841,870           $ 17.17
=================================================================
Outstanding - Sept. 30, 1995        849,160           $ 17.18
   Granted                          299,340             19.40
   Exercised                       (109,980)            17.24
   Forfeited                        (27,176)            19.49
-----------------------------------------------------------------
Outstanding - Sept. 30, 1996      1,011,344           $ 17.77
=================================================================
Exercisable - Sept. 30, 1996      1,006,166           $ 17.76
=================================================================
Outstanding - Sept. 30, 1996      1,011,344           $ 17.77
   Granted                          510,119             20.17
   Exercised                       (104,520)            16.70
   Forfeited                        (28,169)            19.76
-----------------------------------------------------------------
Outstanding - Sept. 30, 1997      1,388,774           $ 18.69
=================================================================
Exercisable - Sept. 30, 1997      1,384,125           $ 18.69
=================================================================

        Exercise prices for the 1,388,774 options outstanding as of September 30, 1997, ranged from $13.75 to $21.625. The weighted-average remaining contractual life of those options is 7.6 years.
        In 1997 AGL Resources adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), and determined it would continue to follow the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options. Because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As of September 30, 1997, AGL Resources adopted the disclosure-only provisions of SFAS 123. Had compensation expense been reflected for the issuance of options granted in 1997 and 1996 based on the fair value method of SFAS 123, AGL Resources' net income and earnings per share would have changed to the pro forma amounts indicated as follows:

For the years ended September 30,         1997      1996
---------------------------------------------------------
Net income - as reported (millions)     $ 76.6    $ 75.6
Net income - pro forma (millions)       $ 75.6    $ 75.2
Earnings per share - as reported        $ 1.37    $ 1.37
Earnings per share - pro forma          $ 1.35    $ 1.36
---------------------------------------------------------

        The weighted-average fair value at date of grant for stock options granted during the years ended September 30, 1997, 1996, and 1995, was $2.93, $2.34, and $2.03 per option, respectively. The fair value of options was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

For the years ended September 30,     1997     1996     1995
-------------------------------------------------------------
Expected life (years)                   7        7        7
Interest rate                          6.3%     5.5%     7.4%
Volatility                            17.1%    16.5%    16.4%
Dividend yield                         5.3%     5.4%     6.5%
-------------------------------------------------------------

        AGL Resources maintains the AGL Resources Inc. 1996 Non-Employee Directors Equity Compensation Plan (Directors Plan), in which all nonemployee directors participate. The Directors Plan provides for an automatic grant to each nonemployee director on the first day of each annual service term of (1) an award of common stock equivalent in fair market value on such date to the $16,000 annual retainer payable to each director and (2) a nonqualified stock option to purchase the same number of shares of common stock as are awarded on such date in payment of the retainer. The per share option exercise price is equal to the fair market value of AGL Resources' common stock on the date of grant of the option. Nonemployee directors were granted options to purchase an aggregate of 7,960 shares and 9,306 shares for the years ended September 30, 1997, and 1996, respectively. The Directors Plan currently authorizes for issuance up to 200,000 shares of common stock for stock awards and option grants.

Note 5. Common Stock

AGL Resources has a Shareholder Rights Plan designed to protect the interests of shareholders in the event of an unfavorable attempt to acquire AGL Resources and to make it more difficult for a person to gain control of AGL Resources in a manner or on terms not approved by the Board of Directors. The plan provides for the issuance of one right for each outstanding share of common stock. The purchase rights issued under the plan are redeemable at any time by AGL Resources before their expiration on March 6, 2006, unless certain triggering events have occurred. The purchase rights outstanding under the plan are exercisable for one one-hundredth of a share of no par Class A Junior Participating Preferred Stock at a purchase price of $60, with each share having substantially the rights and preferences of 100 shares of common stock. As of September 30, 1997, 1 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under this plan.
        On November 3, 1995, the Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and payable on December 1, 1995. AGL Resources recorded a decrease to premium on capital stock and an increase to common stock of $137.5 million to transfer the amount of the par value of the stock dividend to common stock. All references to number of shares and to per share amounts have been restated retroactively to reflect the stock dividend.
        On June 16, 1995, approximately 3 million shares of common stock were issued and sold at $16.81 per share, resulting in net proceeds of $48.6 million. Proceeds from that sale of common stock were used to finance capital expenditures and for other corporate purposes.
        AGL Resources also issued 753,866; 792,919; and 1,107,324 shares of its common stock during the years ended September 30, 1997, 1996, and 1995, respectively, pursuant to ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the RSP Plan; LTSIP; NSP; and the Non-Employee Directors Equity Compensation Plans.
        As of September 30, 1997, 7,760,821 shares of common stock were reserved for issuance pursuant to ResourcesDirect, the RSP Plan, LTSIP, NSP, and the Non-Employee Directors Equity Compensation Plan.

Note 6. Preferred Stock

In June 1997 AGL Resources formed AGL Capital Trust, a Delaware business trust (the Trust), of which AGL Resources owns all of the common voting securities. The Trust issued and sold to certain initial investors $75 million in principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security), the proceeds of which were used to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, due June 1, 2037, from AGL Resources. The Capital Securities are subject to mandatory redemption upon repayment of the Junior Subordinated Debentures on the stated maturity date of June 1, 2037, upon the earlier occurrence of certain events, or upon the optional prepayment by AGL Resources on or after June 1, 2007. AGL Resources has fully and unconditionally guaranteed all of the Trust's obligations with respect to the Capital Securities. Net proceeds to AGL Resources from the sale of the Junior Subordinated Debentures of $74.3 million was used to repay short-term debt, to redeem certain of AGL's outstanding issues of preferred stock, and for other corporate purposes.
        As of September 30, 1997, AGL Resources had 10 million shares of authorized, but unissued, Class A Junior Participating Preferred Stock, no par value, and 10 million shares of authorized, but unissued, preferred stock, no par value. As of September 30, 1997, AGL had 10 million shares of authorized, but unissued, preferred stock, no par value.
        On July 1, 1997, AGL redeemed 60 shares of its 7.84% Cumulative Preferred Stock at a price of $100 per share pursuant to purchase fund provisions associated with that issue.
        On August 15, 1997, AGL redeemed its 4.5% Cumulative Preferred Stock, 4.72% Cumulative Preferred Stock, 5% Cumulative Preferred Stock, 7.84% Cumulative Preferred Stock, and 8.32% Cumulative Preferred Stock at the call price in effect for each issue for a total repurchase of 142,724 shares for $14.7 million. That preferred stock had a carrying value of $14 million, net of current maturities, as of September 30, 1996. Those issues of preferred stock have been retired in full.
        In addition to the Capital Securities outstanding, AGL has 445,000 shares of 7.70% Series depositary preferred stock outstanding with a carrying value of $44.5 million as of September 30, 1997, and 1996. AGL announced the redemption in full of those shares, effective December 1, 1997, at the redemption price of $100 per share.

Note 7. Long-Term Debt

Medium-term notes Series A, Series B, and Series C were issued under an Indenture dated December 1, 1989. The notes are unsecured and rank on a parity with all other unsecured indebtedness. During 1997 $105.5 million in principal amount of such notes was issued, with maturity dates ranging from 20 to 30 years and with interest rates ranging from 6.55% to 7.3%. Net proceeds from the issuance of medium-term notes were used to fund capital expenditures, to repay short-term debt, and for other corporate purposes. The annual maturities of long-term debt for the five years ending September 30, 2002, are $50 million in 2000, $20 million in 2001, and $45 million in 2002.
        The outstanding long-term debt, net of current maturities, as of September 30 is as follows:

In millions              1997       1996
-----------------------------------------
Medium-term notes
Series A (1)          $  60.0    $  60.0
Series B (2)            300.0      300.0
Series C (3)            300.0      194.5
-----------------------------------------
Total                 $ 660.0    $ 554.5
=========================================

(1) Interest rates from 8.90% to 9.10% with maturity dates from 2000 to 2021
(2) Interest  rates from 7.15% to 8.70% with maturity  dates from 2000 to 2023.
(3) Interest rates from 5.90% to 7.30% with maturity dates from 2004 to 2027.

Note 8. Short-Term Debt

Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary throughout the year from $156.3 million in the summer months to $305 million for peak winter financing. Certain of the lines are on a commitment-fee basis. As of September 30, 1997, $152 million was available on lines of credit.
        Short-term borrowings consisted of the following:

In millions                                1997       1996      1995
---------------------------------------------------------------------
Short-term debt outstanding
        at end of year                  $  29.5    $ 152.0   $  51.0
Maximum amounts of
        short-term debt outstanding
        at any month end during
        the year                          189.0      156.3     155.0
Average amounts of
        short-term debt outstanding
        during the year (a)                98.0       87.5      51.5
---------------------------------------------------------------------
Weighted Average
        Interest Rates                     1997       1996      1995
---------------------------------------------------------------------
Short-term debt outstanding
        at end of year                      5.9%       5.7%      5.9%
Average amounts of
        short-term debt outstanding
        during the year (a)                 5.7%       5.8%      5.7%
---------------------------------------------------------------------

(a) Average amount outstanding during the year calculated based on daily outstanding balances. Weighted average interest rate during the year calculated based on interest expense and average amount outstanding during the year.

Note 9. Commitments and Contingencies

In connection with its utility business, AGL Resources has agreements for firm pipeline and storage capacity that expire at various dates through 2014. The aggregate amount of required payments under such agreements totals approximately $1.4 billion, with annual required payments of $221 million in 1998, $218 million in 1999, $216 million in 2000, $196 million in 2001, and $184 million in 2002. Total payments of fixed charges under all agreements were $215 million in 1997, $225 million in 1996, and $230 million in 1995. The purchased gas adjustment provisions of the utility's rate schedules permit the recovery of gas costs from customers. As a result of the Natural Gas Competition and Deregulation Act, those purchase commitments will be assigned to certificated marketers.
        During the past decade the Federal Energy Regulatory Commission (FERC) has dramatically transformed the natural gas industry through a series of generic orders promoting competition in the industry. As part of this transformation, the interstate pipelines that serve AGL have been required to unbundle their transportation and gas supply services and to provide transportation service on a nondiscriminatory basis for gas supplied by numerous gas producers or other third parties. FERC is considering further changes to its regulatory structure, including, but not limited to, potential revisions to its policies governing secondary market transactions and revisions to permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from pipeline tariff rules. AGL cannot predict the likelihood that such initiatives will be adopted or the effect of those potential changes upon AGL.
        Based on filings with FERC by its pipeline suppliers, AGL currently estimates that its total portion of transition costs from all of its pipeline suppliers would be approximately $105.8 million. Approximately $92.2 million of such costs has been incurred by AGL as of September 30, 1997, and is being recovered from its customers under the purchased gas provisions of AGL's rate schedules. Transition costs have not affected the total cost of gas to AGL's customers significantly because (1) AGL purchases its wellhead gas supplies based on market prices that are below the cost of gas previously embedded in the bundled pipelines' sales service rates and (2) many elements of transition costs previously were embedded in the rates for the pipelines' bundled sales service.
        In conjunction with the regulatory changes mandated by FERC, AGL has been required to pay transition costs associated with the unbundling of its interstate pipeline suppliers, including substantial gas supply realignment costs billed to AGL by Southern Natural Gas Company (Southern) and Tennessee Gas Pipeline Company (Tennessee). AGL and other parties have entered into restructuring settlements with Southern and Tennessee that resolve all transition cost issues for those pipelines. Pursuant to the Southern settlement, AGL's share of Southern's transition costs is estimated to be $87.6 million, $79.4 million of which has been incurred by AGL as of September 30, 1997. The Southern settlement has been approved by FERC, but is subject to judicial review;

thus, AGL's ultimate liability for Southern's transition costs is not finally established. Pursuant to the Tennessee settlement, AGL's share of Tennessee's transition costs is estimated to be $14.7 million, $9.6 million of which has been incurred by AGL as of September 30, 1997. The Tennessee settlement is final, as it has been approved by FERC and is no longer subject to judicial review.
        On September 30, 1997, AGL Resources and its subsidiaries had 3,035 employees. Approximately 724 employees working for AGL and 50 employees working for Service Company are covered by provisions of collective bargaining agreements. Those agreements provide for a $500 lump sum payment to each bargaining unit employee in 1997 and 1998. Based on current pay levels, it is anticipated that the majority of bargaining unit employees will not receive any base rate increases until 1999. The collective bargaining agreements expire in 2000 and 2001.
        Total rental expense for property and equipment was $6.5 million in 1997, $7 million in 1996, and $6.3 million in 1995. Minimum annual rentals under noncancelable operating leases are as follows: 1998 - $6.2 million; 1999 - $5.4 million; 2000 - $4.9 million; 2001 - $3.6 million; 2002 - $3.5 million; and thereafter - $3 million.
        AGL Resources and its subsidiaries are involved in litigation arising in the normal course of business. (See Note 11 regarding Environmental Matters.) Management believes that the ultimate resolution of such litigation will not have a material adverse effect on the consolidated financial statements.

Note 10. Customers' and Suppliers' Refunds

Pursuant to orders of FERC, the utility has received refunds from its interstate natural gas suppliers. Those refunds are a result of FERC orders adjusting the price of various pipeline services purchased by the utility from its suppliers in prior periods. The utility passes the refunds on to its customers under purchased gas provisions of rate schedules approved by the Georgia Commission and the TRA.
        On August 23, 1995, the Georgia Commission approved a $38.5 million plus interest refund of deferred purchased gas costs. The refund resulted from the over-recovery of gas costs through the purchased gas provisions of the utility's rate schedules. The refund was credited to customers' bills in September 1995.

Note 11. Environmental Matters

AGL has identified nine sites in Georgia where it currently owns all or part of a manufactured gas plant (MGP) site. In addition, AGL has identified three other sites in Georgia that AGL does not own, but that may have been associated with the operation of MGPs by AGL or its predecessors.
        Those sites are potentially subject to a variety of regulatory programs. AGL's response to MGP sites in Georgia is proceeding under two state regulatory programs: the Georgia Hazardous Waste Management Act (HWMA) and the Hazardous Site Response Act (HSRA). Some degree of response action, under one or both of those programs, is likely to be required at most of the Georgia sites.
        AGL also has identified three sites in Florida that may have been associated with AGL or its predecessors. AGL does not own any of the former MGP sites in Florida. However, AGL has been contacted by the current owners of two of those sites. In addition, AGL has received a "Special Notice Letter" from the U.S. Environmental Protection Agency (EPA) with respect to one of the two sites. AGL expects that some degree of response action is likely to be required at those two sites. AGL currently is negotiating with both regulatory authorities and other potentially responsible parties to determine the extent of its responsibility for the two sites.
        AGL has estimated the investigation and remediation expenses likely to be associated with the former MGP sites. AGL currently estimates that the future cost to AGL of investigating and remediating the former MGP sites could be as low as $37.3 million or as high as $76.5 million. That range does not include other expenses, such as unasserted property damage claims, for which AGL may be held liable, but for which neither the existence nor the amount of such liabilities can be reasonably forecast. Within the stated range of $37.3 million to $76.5 million, no amount within the range can be reliably identified as a better estimate than any other estimate. Therefore, a liability at the low end of that range has been recorded in the financial statements.
        AGL has two means of recovering the expenses associated with the former MGP sites. First, the Georgia Commission has approved the recovery by AGL of Environmental Response Costs, as defined, pursuant to an Environmental Response Cost Recovery Rider (ERCRR). For purposes of the

ERCRR, Environmental Response Costs include investigation, testing, remediation, and litigation costs and expenses, or other liabilities relating to or arising from MGP sites. A regulatory asset in the amount of $55 million has been recorded in the financial statements to reflect the recovery of those costs through the ERCRR.
        In connection with the ERCRR, the staff of the Georgia Commission has undertaken a financial and management process audit related to the MGP sites, cleanup activities at the sites, and environmental response costs that have been incurred for purposes of the ERCRR. On October 10, 1996, the Georgia Commission issued an order to prohibit funds collected through the ERCRR from being used for payment of any damage award, including punitive damages, as a result of any litigation associated with the MGP sites in which AGL is involved. On October 22, 1997, the Georgia Commission issued an order rescinding its 1996 order and has scheduled a hearing for February 16, 1998, to consider three issues relating to the ERCRR. Specifically, the Georgia Commission is to consider whether the term "Environmental Response Costs" should include punitive damages, whether AGL should be required to provide an annual accounting for revenue recovered from customers through the ERCRR, and whether a schedule should be established for site remediation.
        Second, AGL intends to seek recovery of appropriate costs from its insurers and other potentially responsible parties. During fiscal 1997 and fiscal 1996, AGL recovered $5.7 million and $14.7 million, respectively, from its insurance carriers and other potentially responsible parties. In accordance with provisions of the ERCRR, AGL recognized other income of $1.4 million during fiscal 1997 and $2.9 million during fiscal 1996 and established regulatory liabilities for the remainder of the recoveries.
        On February 10, 1995, a class action lawsuit captioned Trinity Christian Methodist Episcopal Church, et al. v. Atlanta Gas Light Company, No. 95-RCCV-93, was filed in the Superior Court of Richmond County, Georgia, seeking to recover for damage to property owned by persons adjacent to and nearby the former manufactured gas plant site in Augusta, Georgia. On December 13, 1996 the parties reached a preliminary settlement, which was approved by the Court on April 15, 1997. Pursuant to the settlement, there is a claims process before an umpire to determine either the full fair market value of properties tendered to AGL or the diminution in fair market value of properties not tendered to AGL. Settlements have been paid to 188 property owners in the class totaling approximately $2.9 million, including legal fees and expenses of the plaintiffs. There are seven settlements yet to be paid. One settlement of approximately $64,000, including attorney's fees, is pending reconsideration, and AGL has filed motions to vacate six settlements totaling approximately $4.3 million. An order was entered on July 8, 1997, denying the motion to vacate. AGL has filed a notice of appeal with the Georgia Court of Appeals seeking to reverse the denial of the motion to vacate.

Note 12. Fair Value of Financial Instruments

AGL Resources has estimated the fair value of its financial instruments, the carrying value of which differed from fair value, using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of fair value presented herein and, therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange.
        The carrying amount and the estimated fair value of such financial instruments as of September 30, 1997, and 1996, consist of the following:

                                   Carrying     Estimated
In millions                          Amount    Fair Value
----------------------------------------------------------
1997
Long-term debt, including
        current portion             $ 660.0       $ 687.0
Capital Securities                     74.3          76.3
----------------------------------------------------------
1996
Long-term debt, including
        current portion             $ 554.5       $ 566.6
Redeemable cumulative preferred
        stock of AGL, including
        current portion                55.8          56.9
----------------------------------------------------------

        The estimated fair values are determined based on the following:

Long-Term Debt - interest rates that currently are available for issuance of debt with similar terms and remaining maturities.

Capital Securities - quoted market price and dividend rates for preferred stock with similar terms.

        The fair value estimates presented herein are based on information available to management as of September 30, 1997, and 1996. Management is not aware of any subsequent factors that would affect the estimated fair value amounts significantly.

Note 13. Joint Ventures and Nonregulated Acquisitions

During November 1997 AGL Resources and Southern Natural Gas Company, a subsidiary of Sonat Inc., (Sonat), entered into a letter of intent to jointly construct, own, and operate a new liquefied natural gas peaking facility, Etowah LNG (Etowah) in Polk County, Georgia. Under the letter of intent, which is subject to regulatory approval and the execution of definitive documents, AGL Resources and Southern Natural Gas each will own 50% of Etowah, which will be regulated by FERC.
        The proposed plant will connect directly into AGL's and Southern Natural Gas' pipeline. Etowah will provide natural gas storage and peaking services to AGL and other southeastern customers. The new facility will cost approximately $90 million, with 3 billion-cubic-feet of natural gas storage capacity and 450 million-cubic-feet per day of vaporization capacity. Affiliates of AGL Resources will manage the construction of the facility and operate it. Southern Natural Gas will provide administrative services.
        During December 1996 AGL Resources signed a letter of intent with Transcontinental Gas Pipe Line Corporation (Transco) to form a joint venture, which would be known as Cumberland Pipeline Company (Cumberland), to provide interstate pipeline services to customers in Georgia and Tennessee. The transaction is subject to various corporate and regulatory approvals. Initially, the 135-mile Cumberland pipeline will include existing pipeline infrastructure owned by the two companies, extending from Walton County, Georgia, to Catoosa County, Georgia. Projected to enter service by November 1, 2000, Cumberland will be positioned to serve AGL, Chattanooga, and other markets throughout the eastern Tennessee Valley, northwest Georgia, and northeast Alabama. Affiliates of Transco and AGL Resources each will own 50% of Cumberland, and an affiliate of Transco will serve as operator. It currently is anticipated that the project will be submitted to FERC for approval during fiscal 1998.
        AGL Power Services, a wholly owned subsidiary of AGL Investments, holds a 35% interest in Sonat Power Marketing L.P., which provides power marketing and all related services in key market areas throughout the United States. During fiscal 1996 AGL Power Services invested approximately $1 million in exchange for a 35% ownership interest in the partnership.
        During August 1995 AGL signed an agreement with Sonat to form a joint venture to acquire the business of Sonat Marketing Company, a wholly owned subsidiary of Sonat. The joint venture, Sonat Marketing Company L.P. (Sonat Marketing), offers natural gas sales, transportation, risk management, and storage services to natural gas users and producers in key natural gas producing and consuming areas of the United States.
        AGL invested $32.6 million for a 35% ownership interest in Sonat Marketing, which was transferred to AGL Gas Marketing, a wholly owned subsidiary of AGL Investments, during the third quarter of fiscal 1996. AGL Gas Marketing's 35% investment is being accounted for under the equity method. The excess of the purchase price over the estimated fair value of the net tangible assets of approximately $23 million has been allocated to intangible assets consisting of customer lists and goodwill; those assets are being amortized over 10 and 35 years, respectively.
        AGL Investments has certain rights through August 2000 to sell its interest in Sonat Marketing to Sonat at a predetermined fixed price, as defined, or for fair market value at any time.
        During fiscal 1997 and 1996, AGL Resources purchased gas totaling $287.9 million and $247.5 million, respectively, from Sonat Marketing and its affiliates. As of September 30, 1997, and September 30, 1996, AGL Resources had outstanding obligations payable to Sonat Marketing of $32.6 million and $18.8 million, respectively.
        During fiscal 1997 AGL Investments acquired regional propane operations located in northern Alabama, northern Georgia, and eastern Tennessee for a total cost of approximately $17.7 million. Those acquisitions are accounted for pursuant to the purchase method of accounting.

Note 14. Subsequent Event

On November 26, 1997, AGL filed with the Georgia Commission a notice of its election to become an electing distribution company pursuant to Georgia's Natural Gas Competition and Deregulation Act. That election will allow AGL to unbundle its services and eventually exit from the sale of gas. Unbundling services involves separating AGL's transportation business from ancillary services, such as peaking services, meter reading, billing services, collection services, payment processing services, and billing inquiry services. Rates requested in connection with that filing will be calculated using a performance-based measurement.

Note 15. Quarterly Financial Data (Unaudited)

Quarterly financial data for fiscal 1997 and 1996 are summarized as follows:

                        Operating     Operating
In millions              Revenues        Income
------------------------------------------------
Quarter Ended
1997
December 31, 1996         $ 379.6        $ 60.2
March 31, 1997              496.7          89.0
June 30, 1997               216.7          15.1
September 30, 1997          194.6           7.2
------------------------------------------------
1996
December 31, 1995         $ 330.7        $ 59.5
March 31, 1996              482.0          79.8
June 30, 1996               241.6          17.4
September 30, 1996          174.3           6.8
------------------------------------------------

                                        Net      Earnings (Loss)
                                     Income        Per Share of
                                      (Loss)       Common Stock
In millions except per share data      (a)              (a)
----------------------------------------------------------------
Quarter Ended
1997
December 31, 1996                    $ 29.6          $ 0.53
March 31, 1997                         49.0            0.88
June 30, 1997                           1.4            0.03
September 30, 1997                     (3.4)          (0.06)
----------------------------------------------------------------
1996
December 31, 1995                     $ 29.1         $ 0.53
March 31, 1996                          45.0           0.81
June 30, 1996                            3.6           0.06
September 30, 1996 (b)                  (2.1)         (0.04)
----------------------------------------------------------------

(a) The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business.
        Earnings per share are calculated based on the weighted average number of shares outstanding during the quarter. That total differs from the earnings per share, as shown on the statements of consolidated income, which is based on the weighted average number of shares outstanding for the entire year.

(b) During the fourth quarter of fiscal 1996, AGL Resources increased net income and earnings per share by $1.6 million and $.03, respectively, as a result of a review of remaining liabilities in connection with a corporate restructuring plan. (See Note 3.)
        In addition, net income and earnings per share were increased during the fourth quarter of fiscal 1996 by $1.6 million and $.03, respectively, in connection with recoveries from insurers in accordance with provisions of an environmental response cost recovery rider. (See Note 11.)

Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 1997, and 1996, and the related statements of consolidated income, common stock equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 1997, and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Atlanta, Georgia
November 7, 1997
(November 26, 1997 as to Note 14)



Management's Responsibility for Financial Reporting

The  consolidated   financial   statements  and  related   information  are  the
responsibility of management. The financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the financial statements.
        AGL Resources maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines.
        The financial statements have been audited by Deloitte & Touche LLP, independent auditors. Their audits were made in accordance with generally accepted auditing standards, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.
        The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with management and the independent auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.



David R. Jones                     J. Michael Riley
President and                      Vice President and
Chief Executive Officer            Chief Financial Officer

Selected Financial Data

                                                                                  For the years ended September 30,
In millions, except per share amounts                             1997        1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
   Operating revenues                                         $ 1,287.6   $ 1,228.6   $ 1,068.5   $ 1,199.9   $ 1,130.3   $   994.6
   Cost of gas                                                    766.5       725.5       574.1       736.8       701.0       590.5
------------------------------------------------------------------------------------------------------------------------------------
        Operating margin                                          521.1       503.1       494.4       463.1       429.3       404.1
------------------------------------------------------------------------------------------------------------------------------------
   Other operating expenses
                Operation                                         226.2       221.8       215.5       207.0       187.6       170.7
                Restructuring costs                                                        70.3
                Maintenance                                        30.8        29.5        30.4        32.8        30.9        29.5
                Depreciation                                       66.6        63.3        59.0        55.4        58.8        54.9
                Taxes other than income taxes                      26.0        25.0        25.7        26.0        23.9        23.2
------------------------------------------------------------------------------------------------------------------------------------
                        Total other operating expenses            349.6       339.6       400.9       321.2       301.2       278.3
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                               171.5       163.5        93.5       141.9       128.1       125.8
------------------------------------------------------------------------------------------------------------------------------------
   Other income                                                    10.3        13.1         1.5         5.2         6.6         2.8
------------------------------------------------------------------------------------------------------------------------------------
   Income before interest
        and income taxes                                          181.8       176.6        95.0       147.1       134.7       128.6
------------------------------------------------------------------------------------------------------------------------------------
   Interest expense
        and preferred stock dividends                              58.4        53.5        51.9        52.1        51.0        48.4
------------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                     123.4       123.1        43.1        95.0        83.7        80.2
------------------------------------------------------------------------------------------------------------------------------------
   Income taxes                                                    46.8        47.5        16.7        36.3        30.5        25.8
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                      76.6        75.6        26.4        58.7        53.2        54.4
   Common dividends paid                                           60.5        58.6        54.2        52.2        51.1        49.6
------------------------------------------------------------------------------------------------------------------------------------
   Earnings reinvested                                        $    16.1   $    17.0   $   (27.8)  $     6.5   $     2.1   $     4.8
====================================================================================================================================
Common Stock Data  (1)
   Weighted average shares
        outstanding                                                56.1        55.3        52.4        50.2        49.2        48.2
   Earnings per share                                         $     1.37  $     1.37  $     0.50  $     1.17  $     1.08  $     1.13
   Dividends paid per share                                   $     1.08  $     1.06  $     1.04  $     1.04  $     1.04  $     1.03
   Dividend payout ratio                                           78.8%       77.4%      208.0%       88.9%       96.3%       91.2%
   Book value per share (2)                                   $    10.99  $    10.56  $    10.15  $    10.20  $     9.90  $     9.70
   Market value per share (2)                                 $    18.94  $    19.13  $    19.31  $    15.31  $    18.81  $    18.81
====================================================================================================================================
Balance Sheet Data  (2)
        Total assets                                          $ 1,925.0   $ 1,823.1   $ 1,674.6   $ 1,642.9   $ 1,533.0   $ 1,428.6
        Long-term liabilities
                Take-or-pay charges payable                                                                               $     5.0
                Accrued environmental
                        response costs                        $    37.3   $    30.4   $    28.6   $    24.3   $    19.6   $    25.0
                Accrued pension costs                                     $     4.9   $    10.3
                Accrued postretirement
                        benefits costs                        $    34.3   $    36.2   $    30.1   $     3.6
                Deferred credits                              $    61.9   $    60.9   $    65.6   $    66.6   $    42.3   $    43.8
------------------------------------------------------------------------------------------------------------------------------------
        Capitalization
                Long-term debt
                        (including current portion)           $   660.0   $   554.5   $   554.5   $   569.5   $   500.7   $   476.5
                Preferred stock (including current portion)
                        Preferred stock of
                                subsidiary                         44.5        58.8        58.8        58.8        59.0        14.5
                        Subsidiary obligated
                                mandatorily redeemable
                                        preferred securities       74.3
                Common equity                                     622.1       588.3       557.3       518.5       492.0       472.1
------------------------------------------------------------------------------------------------------------------------------------
                        Total                                 $ 1,400.9   $ 1,201.6   $ 1,170.6   $ 1,146.8   $ 1,051.7   $   963.1
====================================================================================================================================
Financial Ratios  (2)
        Capitalization
                Long-term debt
                        (including current portion)                47.1%       46.1%       47.4%       49.6%       47.6%       49.5%
                Preferred stock (including current portion)
                        Preferred stock of subsidiary               3.2         4.9         5.0         5.2         5.6         1.5
                        Subsidiary obligated
                                mandatorily redeemable
                                        preferred securities        5.3
                Common equity                                      44.4        49.0        47.6        45.2        46.8        49.0
------------------------------------------------------------------------------------------------------------------------------------
                        Total                                     100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
====================================================================================================================================
        Return on average common
                equity                                             12.7%       13.2%        4.9%       11.6%       11.0%       11.8%
------------------------------------------------------------------------------------------------------------------------------------
        Times charges earned before income taxes (3)
                Total interest                                      3.46        3.58        1.99        3.08        2.86        2.66
                Total interest and preferred
                        dividends                                   3.10        3.28        1.83        2.82        2.63        2.60
                Fixed (4)                                           2.90        3.08        1.75        2.66        2.49        2.54
====================================================================================================================================

(1) Adjusted for two-for-one stock split paid in the form of 100% stock dividends on December 1, 1995.   (2) Year-end.
(3) Interest charges exclude the debt portion of allowance for funds used during construction.  (4) Fixed charges consist of interest on short- and long-term debt, other interest, preferred dividends, and the estimated interest component of rentals.

Gas Sales and Statistics

                                                                              For the years ended September 30,
In millions                                                 1997         1996         1995         1994         1993         1992
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues
        Sales of gas
                Residential                             $   728.5    $   708.8    $   610.6    $   700.7    $   658.2    $   575.7
                Commercial                                  290.9        288.8        243.2        285.8        268.1        231.5
                Industrial                                  148.0        178.8        169.4        172.1        154.2        140.9
        Transportation revenues                              28.5         21.5         23.9         22.6         33.8         36.6
        Miscellaneous revenues                               20.2         19.7         15.9         18.7         16.0          9.9
------------------------------------------------------------------------------------------------------------------------------------
        Total utility operating
                        revenues                          1,216.1      1,217.6      1,063.0      1,199.9      1,130.3        994.6
------------------------------------------------------------------------------------------------------------------------------------
        Other operating revenues                             71.5         11.0          5.5
------------------------------------------------------------------------------------------------------------------------------------
                Total operating revenues                $ 1,287.6    $ 1,228.6    $ 1,068.5    $ 1,199.9    $ 1,130.3    $   994.6
====================================================================================================================================
Utility Throughput
        Therms sold (Millions)
                Residential                                 986.1      1,165.4        916.8      1,003.1      1,001.4        915.4
                Commercial                                  455.5        538.2        454.0        478.9        478.5        433.9
                Industrial                                  344.9        449.6        526.0        424.8        388.7        445.0
        Therms transported                                1,014.5        738.7        722.8        697.4        795.6        901.8
------------------------------------------------------------------------------------------------------------------------------------
                Total utility throughput                  2,801.0      2,891.9      2,619.6      2,604.2      2,664.2      2,696.1
====================================================================================================================================
Average Utility Customers (Thousands)
        Residential                                       1,319.0      1,289.4      1,250.4      1,215.2      1,182.7      1,152.2
        Commercial                                          104.5        102.5        100.0         98.0         95.7         93.7
        Industrial                                            2.7          2.6          2.6          2.5          2.5          2.5
------------------------------------------------------------------------------------------------------------------------------------
                Total                                     1,426.2      1,394.5      1,353.0      1,315.7      1,280.9      1,248.4
====================================================================================================================================
Sales, Per Average Residential Customer
        Gas sold (Therms)                                     748          904          733          825          847          794
        Revenue (Dollars)                                     552          550          488          577          557          500
        Revenue per therm (Cents)                            73.9         60.8         66.6         69.9         65.7         62.9
Degree Days - Atlanta Area
        30-year normal                                      2,991        2,991        2,991        2,991        3,021        3,021
        Actual                                              2,402        3,191        2,121        2,565        2,852        2,552
        Percentage of actual to
                30-year normal                               80.3        106.7         70.9         85.8         94.4         84.5
Gas Account (Millions of Therms)
        Natural gas purchased                             1,323.4      1,632.9      1,406.9      1,453.6      1,629.9      1,555.4
        Natural gas withdrawn
                from storage                                472.4        596.0        520.7        500.3        276.4        263.3
        Natural gas transported                           1,014.5        738.7        722.8        697.4        795.6        901.8
------------------------------------------------------------------------------------------------------------------------------------
                Total send-out                            2,810.3      2,967.6      2,650.4      2,651.3      2,701.9      2,720.5
        Less
                Unaccounted for                               1.3         60.4         20.4         37.2         29.0         16.2
                Company use                                   8.0         15.3         10.4          9.9          8.7          8.2
------------------------------------------------------------------------------------------------------------------------------------
                        Sold and transported
                                to utility customers      2,801.0      2,891.9      2,619.6      2,604.2      2,664.2      2,696.1
====================================================================================================================================
Cost of Gas (Millions of Dollars)
        Natural gas purchased                           $   532.5    $   547.1    $   389.4    $   550.1    $   595.7    $   487.9
        Natural gas withdrawn
                from storage                                175.7        171.6        182.4        186.7        105.3        102.6
------------------------------------------------------------------------------------------------------------------------------------
   Cost of gas - utility operations                         708.2        718.7        571.8        736.8        701.0        590.5
------------------------------------------------------------------------------------------------------------------------------------
   Cost of gas - other                                       58.3          6.8          2.3
------------------------------------------------------------------------------------------------------------------------------------
          Total cost of gas                             $   766.5    $   725.5    $   574.1    $   736.8    $   701.0    $   590.5
====================================================================================================================================
Utility Plant - End of Year (Millions of Dollars)
        Gross plant                                     $ 2,069.1    $ 1,969.0    $ 1,919.9    $ 1,833.2    $ 1,740.6    $ 1,634.8
        Net plant                                       $ 1,420.3    $ 1,361.2    $ 1,336.6    $ 1,279.6    $ 1,217.9    $ 1,157.4
        Gross plant investment per utility customer
                (Thousands of Dollars)                  $     1.5    $     1.4    $     1.4    $     1.4    $     1.4    $     1.3
Capital Expenditures
        (Millions of Dollars)                           $   147.7    $   132.5    $   121.7    $   122.5    $   122.2    $   132.9
Gas Mains - Miles of 3" Equivalent                         30,261       29,045       28,520       27,972       27,390       26,936
Employees - Average                                         2,986        2,942        3,249        3,764        3,764        3,794
Average Btu Content of Natural Gas                          1,024        1,024        1,027        1,032        1,027        1,024
====================================================================================================================================

Officers of AGL Resources Inc. and Subsidiaries

Executive Officers of AGL Resources Inc.

David R. Jones  (37)        President and Chief Executive Officer
Charles W. Bass  (27)       Executive Vice President and Chief Operating Officer
Thomas H. Benson  (27)      Executive Vice President;
                            President and Chief Operating Officer of Atlanta Gas
                            Light Company
Robert L. Goocher  (25)     Executive Vice President;
                            President and Chief Operating Officer of AGL
                            Resources Service Company

General Officers of AGL Resources Inc.

Stephen J. Gunther  (12)    Vice President;
                            President of AGL Energy Services, Inc.
Clayton H. Preble  (27)     Vice President;
                            President of The Energy Spring, Inc.
Richard H. Woodward (27)    Vice President;
                            President of AGL Investments, Inc.
Peter L. Banks  (15)        Vice President, External Affairs
Mark D. Caudill  (5)        Vice President, Regulatory Affairs
H. Edwin Overcast  (8)      Vice President, Strategic Planning and Rates
Melanie M. Platt  (2)       Vice President and Corporate Secretary
J. Michael Riley  (24)      Vice President and Chief Financial Officer
James S. Thomas, Jr. (11)   Vice President, Legal

Atlanta Gas Light Company

Isaac Blythers  (24)        Vice President, Metro Region
Jerry B. Brown  (22)        Vice President, Georgia Region
Michael D. Hutchins (24)    Vice President, Operations and Engineering
Charlie J. Lail  (33)       Senior Vice President, Operations Improvement
Catherine Land-Waters (15)  Vice President, Customer Service
Henry P. Linginfelter (16)  Vice President, Market Services and Development

AGL Resources Service Company

Verlene P. Cobb  (34)       Vice President, Corporate Communications
James W. Connally  (27)     Vice President, Human Resources
Gerald A. Hinesley  (18)    Vice President and Controller
John H. Mobley, Jr.  (2)    Vice President, Information Systems
Charles C. Moore, Jr. (29)  Vice President and Treasurer
Marvin M. Wyatt, Jr. (27)   Vice President, Operations Support

Chattanooga Gas Company

Harrison F. Thompson (27)   President

Number in parentheses denotes full years of service as of September 30, 1997.

Board of Directors

Frank Barron, Jr.  1,4
Vice President
Rome Coca-Cola Bottling Company
Rome, Georgia
Director since 1983

W. Waldo Bradley  2,3
Chairman of the Board
Bradley Plywood Corporation
Savannah, Georgia
Director since 1991

Otis A. Brumby, Jr.  2,3
Chairman of the Board and Chief Executive Officer
The Marietta Daily Journal and Neighbor Newspapers, Inc.
Marietta, Georgia
Director since 1990

L.L. Gellerstedt, III  2,4
Chairman and Chief Executive Officer
Beers Construction Company
Atlanta, Georgia
Director since 1996

David R. Jones  1,4
President and Chief Executive Officer
AGL Resources Inc.
Atlanta, Georgia
Director since 1985

Albert G. Norman, Jr.  1,3
Attorney
Long Aldridge & Norman LLP
Atlanta, Georgia
Director since 1976

D. Raymond Riddle  1,2
Retired Chairman and Chief Executive Officer
National Service Industries, Inc.
Atlanta, Georgia
Director since 1978

Dr. Betty L. Siegel  2,4
President
Kennesaw State University
Kennesaw, Georgia
Director since 1986

Ben J. Tarbutton, Jr. 1,3
Vice President
Sandersville Railroad Co.
Sandersville, Georgia
Director since 1983

Charles McKenzie Taylor  3,4
Chairman
Taylor & Mathis, Inc.
Atlanta, Georgia
Director since 1984

Felker W. Ward, Jr.  1,4
Chairman
Pinnacle Investment Advisors, Inc.
Atlanta, Georgia
Director since 1988

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Nominating and Compensation Committee
4 Member of Corporate Responsibility Committee

Stock Listing - AGL Resources Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol ATG. It appears in newspaper financial section stock listings as AGL Res.

Ownership - Approximately 56.6 million outstanding shares of AGL Resources' common stock are owned by 17,840 shareholders of record in 50 states, the District of Columbia, and 15 foreign countries.

Market Prices and Dividends - The following table reflects the quarterly high and low closing sales prices, as reported in the listing of the NYSE composite transactions for shares of common stock for fiscal 1997 and 1996, and the quarterly dividends paid per share.

                                                                   Dividends
                                                                     Paid
Quarter Ended                             High           Low       Per Share
1997
September 30, 1997                      $ 20.94       $ 18.88     $ .27
June 30, 1997                             20.75         18.75       .27
March 31, 1997                            21.50         18.63       .27
December 31, 1996                         21.75         19.50       .27

1996
September 30, 1996                      $ 20.88       $ 17.38     $ .265
June 30, 1996                             19.00         17.13       .265
March 31, 1996                            20.25         17.63       .265
December 31, 1995                         19.88         18.88       .265

Annual Meeting - The 1998 Annual Meeting of Shareholders will be held February 6, 1998, at AGL Resources' offices, 303 Peachtree Street, N.E., Atlanta, Georgia. Proxies for the meeting of shareholders are being solicited by the Board of Directors. A formal notice of the meeting, proxy statement, and proxy card have been mailed with the 1997 Annual Report.

Shareholder Reports, Form 10-K and Inquiries - Additional copies of this report and the Form 10-K Annual Report to the Securities and Exchange Commission (excluding exhibits) can be obtained by writing to or calling the Corporate Secretary's Office, AGL Resources Inc., Post Office Box 4569, Atlanta, GA 30302-4569, (404) 584-3794.

Shareholder inquiries also may be directed to the Corporate Secretary's office or to AGL Resources' toll-free shareholder service number: (800) 633-4236.

ResourcesDirect - ResourcesDirect provides potential investors and existing shareholders with an economical and convenient method for purchasing initial or additional shares of common stock directly from AGL Resources without paying any brokerage fees or service charges. Dividends reinvested through the plan are used to purchase shares of common stock directly from AGL Resources. Call 1-800-866-1543, or visit our web site at www.aglr.com for a plan prospectus and enrollment application.

Transfer Agent, Registrar and Dividend Disbursing Agent - AGL Resources' transfer agent is Wachovia Bank of North Carolina, N.A.

Correspondence and requests for transfer should be directed to Wachovia Shareholder Services
Post Office Box 8217
Boston, MA  02266-8217
(800) 633-4236

Direct deposit of cash dividends and automated stock purchase services are available from the transfer agent above.

Financial Inquiries - Financial analysts and professional investment managers are invited to contact

J. Michael Riley
Vice President and Chief Financial Officer
AGL Resources Inc.
Post Office Box 4569
Atlanta, GA  30302-4569
(404) 584-3954

Please visit our web site at http://www.aglr.com for additional financial information.