Form 10-K, Exhibit 13
period 1998-09-30
AGL RESOURCES INC
filed 1998-12-23
CIK 1004155

Management's Discussion and Analysis of Results of Operations and Financial Condition

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 requires public companies to provide cautionary remarks about forward-looking statements that they make in documents that are filed with the Securities and Exchange Commission.

Forward-looking statements in our Management's Discussion and Analysis include statements about the following:

-       deregulation;
-       environmental investigations and cleanups; and
-       "Year 2000" readiness.

Important factors that could cause our actual results to differ substantially from those in the forward-looking statements include, but are not limited to, the following:

-       changes in price and demand for natural gas and related products;
-       uncertainties about state and federal legislative and regulatory issues;
- the effects of deregulation and competition, particularly in markets where prices and providers historically have been regulated;
-       changes in accounting policies and practices;
-       uncertainties about environmental and competitive issues; and
- other factors discussed in the following section: Year 2000 Readiness Disclosure - Forward-Looking Statements.

Nature of Our Business

Following shareholder and regulatory approval on March 6, 1996, AGL Resources Inc. became the holding company for:

- Atlanta Gas Light Company (AGLC) and its wholly owned subsidiary, Chattanooga Gas Company (Chattanooga), which are local natural gas distribution utilities; and
- several nonutility subsidiaries.

We collectively refer to AGL Resources Inc. and its subsidiaries as "AGL Resources."

AGLC conducts our primary business: the distribution of natural gas in Georgia, including the Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta areas and in Tennessee, including the Chattanooga and Cleveland areas. The Georgia Public Service Commission (GPSC) regulates AGLC, and the Tennessee Regulatory Authority (TRA) regulates Chattanooga. AGLC comprises substantially all of AGL Resources' assets, revenues, and earnings. When we discuss the operations and activities of AGLC and Chattanooga, we refer to them, collectively, as the "utility."

Graph depicts the utility service area (major cities).

AGL Resources also owns the following wholly owned nonutility subsidiaries:

- AGL Energy Services, Inc., a gas supply services company that has one wholly owned nonutility subsidiary, Georgia Gas Company;
- AGL Interstate Pipeline Company which owns a 50% interest in Cumberland Pipeline Company; Cumberland Pipeline Company is expected to provide interstate pipeline services to customers in Georgia and Tennessee beginning November 1, 2000;
- AGL Investments, Inc., which was established to develop and manage certain nonutility businesses including:

* AGL Gas Marketing, Inc., which owns a 35% interest in Sonat Marketing, L.P.; Sonat Marketing, L.P. engages in wholesale and retail natural gas trading;

* AGL Power Services, Inc., which owns a 35% interest in Sonat Power Marketing, L.P.; Sonat Power Marketing, L.P. engages in wholesale power trading;

* AGL Propane, Inc., which engages in the sale of propane and related products and services;

* Trustees Investments, Inc., which owns Trustees Gardens, a residential and retail development located in Savannah, Georgia; and

* Utilipro, Inc., which engages in the sale of integrated customer care solutions to energy marketers; and

- AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company LLC; Etowah LNG Company LLC is a joint venture with Southern Natural Gas Company and was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

In July 1998, AGL Resources formed a joint venture known as SouthStar Energy Services LLC (SouthStar). SouthStar was established to sell natural gas, propane, fuel oil, electricity, and related services to industrial, commercial, and residential customers in Georgia and the Southeast. SouthStar is a joint venture among a subsidiary of AGL Resources, Dynegy Hub Services, Inc., a subsidiary of Dynegy, Inc., and Piedmont Energy Company, a subsidiary of Piedmont Natural Gas Company. SouthStar filed for certification as a retail marketer with the GPSC on July 15, 1998, and was approved on October 6, 1998. SouthStar operates in Georgia under the name "Georgia Natural Gas Services."

Graph reflects throughput (utility operations) of therms sold and transported by class of customer for the year ended September 30, 1998. Data presented is as follows:

                   Throughput
                    (utility        Percentage
Customer           operations)       of  Total
----------------------------------------------
Industrial        1.7  billion            51%
Commercial         .55 billion            16%
Residential       1.1  billion            33%
----------------------------------------------


Graph reflects margin (utility operations) by class of customer for the year ended September 30, 1998. Data presented is as follows:

                     Margin
                    (utility
Customer           operations)
-------------------------------
Industrial             10%
Commercial             22%
Residential            68%
-------------------------------

Results of Operations

In this section we compare the results of our operations for fiscal 1996, 1997, and 1998. Our fiscal year ends on September 30.

Fiscal 1998 compared with fiscal 1997

Operating Revenues    Our fiscal 1998 operating  revenues  increased 4.0%
compared with fiscal 1997  primarily for four reasons:

- We sold more gas outside of the utility's  distribution  system;
- The utility sold more gas to its customers due to weather that was 28.1% colder in 1998 than in 1997;
- We received increased revenues in the fourth quarter due to the timing of the implementation of the new rate structure that became effective July 1, 1998, for AGLC's gas distribution service. (For a discussion of the levelizing effect that the new rate structure will have on the collection of revenues by AGLC for its gas distribution service, see Financial Condition.); and
- The utility sold more gas due to an increase of approximately 35,000 in the average number of customers served.

The increase in operating revenues was offset somewhat because of a decrease of $16.8 million in the amount that AGLC recovered through a rate rider for expenses associated with an Integrated Resources Plan (IRP), a demand-side management program that was phased out during fiscal 1998. AGLC balanced IRP expenses, which were included in operating expenses, with revenues collected under the rate rider, thereby eliminating the effect that recovery of IRP expenses otherwise would have had on net income.

Cost of Sales    We incur costs for the natural gas that we purchase and resell to our customers. Our cost of sales increased 3.8% in fiscal 1998 compared with fiscal 1997 for the following reasons:

- We sold more gas outside of the utility's distribution system;
- The utility sold more gas to its customers due to weather that was 28.1% colder in 1998 than in 1997; and
- The utility sold more gas due to an increase of approximately 35,000 in the average number of customers served.

The utility's cost of gas per therm was 36.9 cents in fiscal 1998 and 39.4 cents in fiscal 1997.

We charged our utility customers for the cost of the natural gas they consumed using purchased gas adjustment (PGA) mechanisms approved by the GPSC and the TRA. Under the PGA, we deferred (included as a current asset or liability in our Consolidated Balance Sheets and excluded from our Statements of Consolidated Income) the difference between the utility's actual cost of gas and what the utility collected from its customers in a given period. Then, the utility either billed or refunded its customers the deferred amount.

Operating Margin    Because the utility's cost of gas was completely recovered from its customers, the cost of gas had no effect on our operating margin. Our operating margin increased 4.1% in fiscal 1998 over fiscal 1997 for three primary reasons:

- the timing of the implementation of the new rate structure that became effective July 1, 1998, for AGLC's gas distribution service. (For a discussion of the levelizing effect that the new rate structure will have on operating margin associated with AGLCs gas distribution service, see Financial Condition.);
- an increase of approximately 35,000 in the average number of utility customers served; and
- increased margins of $10.7 million from nonutility operations.

The increase in operating margin was offset somewhat because of a decrease of $16.8 million in the amount that AGLC recovered through a rate rider for expenses associated with an IRP.

Other Operating Expenses    Operation and maintenance expenses increased 7.6% in
fiscal 1998 compared with fiscal 1997 primarily because of the following:

- noncash, nonrecurring charges of $13.9 million associated with the impairment of certain assets no longer useful primarily due to changes in our information systems strategy. (See Note 1 in Notes to Consolidated Financial Statements.);
- increased expenses of $6.2 million related to maintenance of general plant and distribution facilities;
- start-up marketing expenses of $3.7 million for Georgia Natural Gas Services the trade name in Georgia for SouthStar Energy Services;
- charges of $2.6 million related to management  restructuring;  and
- increased operating expenses of $2.1 million for AGL Propane, Inc., reflecting twelve months' activity for propane operations acquired during February and June 1997.

The increase in other operating expenses was offset somewhat because of a decrease of $16.8 million in the amount that AGLC recovered through a rate rider for expenses associated with an IRP.

Depreciation expense increased 6.8% in fiscal 1998 compared with fiscal 1997 primarily because of more depreciable plant in service. The composite straight-line depreciation rate was approximately 3.2% for depreciable utility and nonutility property, excluding transportation equipment, during fiscal 1998 and fiscal 1997.

Taxes other than income taxes increased $1.4 million in fiscal 1998 compared with fiscal 1997 primarily because of higher ad valorem taxes.

Other Income    Other income increased $2.6 million in fiscal 1998 compared with fiscal 1997 primarily because of increased income from two joint ventures: AGL Power Services, Inc. and AGL Gas Marketing, Inc.

Interest Expense    Total interest expense increased $2.7 million in fiscal 1998 compared with fiscal 1997 primarily because of higher amounts of long-term deb outstanding during the period. That increase in interest expense was offset partly by less interest expense for short-term debt due to decreased amounts of short-term debt outstanding.

Dividends on Preferred Stock of Subsidiaries Dividends on Preferred Stock of Subsidiaries increased $.5 million in fiscal 1998 compared with fiscal 1997. That increase was due to dividend requirements for a full twelve-month period on $75 million in principal amount of Capital Securities issued in June 1997.

Income Taxes Income taxes decreased $8.0 million in fiscal 1998 compared with fiscal 1997 due to a decrease in taxable income and a reduction of income tax expense related to a favorable resolution of certain outstanding income tax issues. Income tax reserves related to those issues were reduced, thereby reducing income tax expense. Also, tax benefits associated with the contribution of certain assets to a private charitable foundation resulted in a decrease in the effective tax rate for fiscal 1998. (See Note 3 in Notes to Consolidated Financial Statements.)

Net Income, Earnings per Share, and Dividends per Share:
_______________________________________________________________________________
                              Basic Earnings      Diluted Earnings    Dividends
                                per Common           per Common      per Common
Fiscal Year       Net Income      Share                Share           Share
________________________________________________________________________________

   1998         $80.6 million     $1.41              $1.41             $1.08
________________________________________________________________________________

   1997         $76.6 million     $1.37              $1.36             $1.08
________________________________________________________________________________

Net Income and Earnings per Share Net income for fiscal 1998 was $80.6 million compared with $76.6 million in fiscal 1997. The increase is primarily due to increased operating margins and decreased income taxes. Increased operating margins are due to the timing of the implementation of the new rate structure that became effective July 1, 1998, for AGLC's gas distribution service. (For a discussion of the levelizing effect that the new rate structure will have on operating margin associated with AGLCs gas distribution service, see Financial Condition.) Increased operating margins are also due to an increase of approximately 35,000 in the average number of utility customers served. However, that increase in operating margin was offset partly by higher operating expenses resulting principally from charges associated with the impairment of certain assets no longer useful primarily due to changes in our information systems strategy. (See Note 1 in Notes to Consolidated Financial Statements.)

Basic earnings per share in fiscal 1998 were $1.41 compared with $1.37 in fiscal 1997. The weighted average number of common shares outstanding increased from 56.1 million to 57.0 million. Diluted earnings per common share in fiscal 1998 were $1.41 compared with $1.36 in fiscal 1997. The weighted average number of common shares outstanding and common share equivalents increased from 56.2 million to 57.1 million.

Fiscal 1997 compared with fiscal 1996

Operating Revenues    Our fiscal 1997 operating revenues increased 4.8% compared with fiscal 1996 primarily for two reasons:

- higher revenues from two subsidiaries - $54.4 million from a nonutility retail energy marketing company, which was formed in June 1996, and $4.4 million from a nonutility gas supply services company, which was formed in July 1996; and
- higher utility base revenues as a result of approximately 32,000 new customers served.

However, the increase in operating revenues was offset somewhat because of the following:

- The utility sold less gas to its customers due to weather that was 24.7% warmer in 1997 than in 1996; and
- Some industrial customers began using AGLCs transportation services only and stopped buying gas from AGLC. Therefore, operating revenues related to those industrial customers did not include revenues related to recovery of gas costs.

Cost of Sales    We incur costs for the  natural gas we purchase  and resell to our customers. Our cost of sales increased 5.7% in fiscal 1997 compared with fiscal 1996 for the following reasons:

- a nonutility retail energy marketing company and a nonutility gas supply services company formed in June and July 1996, incurred greater gas costs of $30.2 million and $12.5 million, respectively.
- The cost of gas for the utility was higher.

The increase in the cost of gas was offset somewhat by the following:

- The utility sold less gas to its customers due to weather that was 24.7% warmer in 1997 than in 1996.
- As noted above, some industrial customers began using AGLCs transportation services only and stopped buying gas from AGLC.

The utility's cost of gas per therm was 39.4 cents in fiscal 1997 and 32.2 cents in fiscal 1996.

We charged our utility customers for the cost of the natural gas they consumed using PGA mechanisms approved by the GPSC and the TRA. Under the PGA, we deferred (included as a current asset or liability in our Consolidated Balance Sheets and excluded from our Statements of Consolidated Income) the difference between the utilitys actual cost of gas and what the utility collected from its customers in a given period. Then, the utility either billed or refunded its customers the deferred amount.

Operating Margin    Because the utility's cost of gas was completely recovered from its customers, the cost of gas had no effect on our operating margin. Our operating margin increased 3.6% in fiscal 1997 over fiscal 1996 for two primary reasons:

- Approximately 32,000 additional utility customers generated higher base revenues.
- AGL Energy Services, Inc., which was formed in July 1996, and AGL Propane, Inc., which acquired operating assets in February and June 1997, produced greater operating margins.

Other Operating Expenses    Operation and maintenance expenses increased 2.3% in
fiscal 1997 compared with fiscal 1996 primarily because of $4.3 million in greater expenses related to uncollectible accounts, $3.9 million in greater expenses related to AGL Propane, Inc., which acquired operating assets in February and June 1997, and $1.9 million in greater expenses related to maintenance of general plant.

Depreciation expense increased 5.2% in fiscal 1997 compared with fiscal 1996 primarily because of more depreciable plant in service. In fiscal 1997 and fiscal 1996, the composite straight-line depreciation was approximately 3.2% for depreciable utility and nonutility property excluding transportation equipment.

Taxes other than income taxes increased $1 million in fiscal 1997 compared with fiscal 1996 primarily because of higher gross receipts taxes and ad valorem taxes.

Other Income    Other income decreased $2.8 million in fiscal 1997 compared with fiscal 1996 primarily for the following reasons:

- $3.8 million less income from AGL Gas Marketing, Inc.;
- $1.5 million less in recoveries of environmental response costs (investigation, testing, cleanup and litigation costs associated with our former manufactured gas production sites) from insurance carriers and third parties; and
- $1.3 million in higher carrying costs on recoveries of environmental response costs from insurance carriers and third parties.

Partly offsetting the decrease in other income was the recovery from utility customers of $2.7 million in increased carrying costs related to storage gas inventories that were not included in base rates.

Interest Expense    Total interest expense increased $3.1 million in fiscal 1997 compared with fiscal 1996 primarily because higher amounts of long-term and short-term debt were outstanding during the period.

Dividends on Preferred Stock of Subsidiaries     Dividends on preferred stock
of subsidiaries increased $1.8 million in fiscal 1997 compared with fiscal 1996. That increase came from dividends on $75 million in Capital Securities that an AGL Resources wholly owned business trust issued in June 1997. (See Note 7 in Notes to Consolidated Financial Statements.)

Income Taxes     Income taxes decreased $.7 million in fiscal 1997  compared with fiscal 1996 because our effective tax rate was lower. The rate was lower because we made a tax-deductible interest payment on subordinated debt that was used to fund dividends on Capital Securities issued in June 1997.

Net Income, Earnings per Share, and Dividends per Share:
_______________________________________________________________________________
                              Basic Earnings      Diluted Earnings    Dividends
                                per Common           per Common      per Common
Fiscal Year       Net Income      Share                Share           Share
________________________________________________________________________________

   1997         $76.6 million     $1.37              $1.36             $1.08
________________________________________________________________________________

   1996         $75.6 million     $1.37              $1.36             $1.06
________________________________________________________________________________

Net Income and Earnings per Share    Net income for fiscal 1997 was $76.6
million compared with $75.6 million in fiscal 1996. The increase in net income was due to higher operating margins from approximately 32,000 new utility customers and from two nonutility businesses that were formed during 1996. However, that increase was offset partly by higher operating expenses and financing costs and lower other income.

Basic earnings per common share in fiscal 1996 were unchanged compared to fiscal 1997. The weighted average number of common shares outstanding increased from 55.3 million to 56.1 million. Diluted earnings per common share in fiscal 1996 were unchanged compared to fiscal 1997. The weighted average number of common shares outstanding and common share equivalents increased from
55.4 million to 56.2 million.

Financial Condition

Impact of Deregulation   Under Georgias Natural Gas Competition and Deregulation
Act (the Act), AGLC elected to unbundle, or separate, the various components of its services to its customers. As a result, numerous changes have occurred with respect to the services being offered by AGLC and with respect to the manner in which AGLC prices and accounts for those services. Consequently, AGLCs future expenses and revenues will not follow the same pattern as they have historically.

Pursuant to the Act, regulated rates ended on October 6, 1998, for natural gas commodity sales to AGLC customers. Consequently, AGLC will no longer defer any over-recoveries or under-recoveries of gas costs and will refund to customers the over-recovery that existed when the PGA provisions were deregulated.

Going forward, AGLC intends to design its prices for deregulated gas sales in a manner that, at a minimum, will allow it to recover its annual gas costs. Accordingly, substantial changes to future quarterly statements of income are expected from this new regulatory approach. AGLC intends to recover all its gas costs through the prices it will establish such that on an annual basis it recovers, at a minimum, the actual costs of acquiring gas supplies for sales services.

As part of the GPSCs rate case  ruling,  AGLC began  billing  customers  on
July 1, 1998, under a rate structure that recovers nongas costs evenly throughout the year consistent with the way the costs are incurred. The
effect  of  the  new  rate   structure   will  be  to   levelize   on  a
quarter-to-quarter basis the revenues collected by AGLC for gas delivery services rendered by the utility. Prior to July 1, rates to provide distribution service were based principally on the amount of gas customers used.Therefore, total distribution rates were typically lower in the summer when customers used less gas, and higher in the winter when customers used more gas. Going forward, AGLC will collect such rates evenly throughout the year regardless of volumetric summer and winter differences in gas usage.

Graph reflects consolidated operating revenues, operating expenses and operating expenses as a percentage of operating revenues for the fiscal years ended September 30, 1996 through 1998, inclusive. Data presented is as follows:

In millions of dollars *     1996     1997     1998
----------------------------------------------------
Operating Revenues *         1,229    1,288    1,339
Operating Expenses *         1,065    1,116    1,171
% Operating Expenses to
     Operating Revenues        87%      87%      87%
----------------------------------------------------

Graph reflects common stock market value, book value and % market to book value for the fiscal years ended September 30, 1996, through 1998, inclusive. Data presented is as follows:

In dollars per share *       1996     1997    1998
----------------------------------------------------
Market value per share *     19.13    18.94    19.38
Book value per share *       10.56    10.99    11.42
% market value to book
     value                    181%     172%     170%
----------------------------------------------------

In addition, there are other AGLC revenues that reflect costs associated with services deemed ancillary to distribution service that will change as customers select a marketer for sales service. For example, as customers choose a marketer, the associated revenues to AGLC for billing, billing inquiries, payment collection, payment processing, and possibly meter reading will decrease if those services are provided by the marketer. The regulatory provisions provide for a reduction in the revenues associated with those services as AGLC has the opportunity to avoid such future costs. Consequently, those provisions will reduce some of the regulated revenue and associated expenses for AGLC.

Subsidiary Obligated Mandatorily Redeemable Preferred Securities (Capital
Securities)    In June 1997 we established AGL Capital Trust (the Trust), a
Delaware business trust. The Trust issued two types of securities. Common voting securities were issued to AGL Resources. In addition, the Trust issued and sold $75 million principal amount of 8.17% Capital Securities to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

The Capital Securities are subject to mandatory redemption at the time of the repayment of the Junior Subordinated Debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007.

AGL Resources  fully and  unconditionally  guarantees  all of the Trust's
obligations for the Capital Securities.   We used the net proceeds of
approximately $74 million from the sale of the Junior Subordinated Debentures to repay short-term debt, to redeem some of AGLC's outstanding issues of preferred stock, and for other corporate purposes.

AGLC Preferred Securities    On August 15, 1997, AGLC fully redeemed the
following:

- 4.5% Cumulative  Preferred  Stock;
- 4.72%  Cumulative  Preferred  Stock;
- 5% Cumulative  Preferred  Stock;
- 7.84%  Cumulative  Preferred  Stock; and
- 8.32% Cumulative  Preferred Stock.

Those issues of preferred stock were redeemed, at the call price in effect for each issue, for a total of $14.7 million.


On December 1, 1997, AGLC redeemed all of its outstanding 7.70% Series depositary preferred stock. Accordingly, a current liability associated with that redemption of $44.5 million was recorded on the Consolidated Balance Sheets as of September 30, 1997. (See Note 7 in Notes to Consolidated Financial Statements for additional information regarding preferred stock.)

Common Stock    We issued the following shares of common stock:
- 739,380 shares in fiscal 1998;
- 753,866  shares in fiscal  1997;  and
- 792,919  shares in fiscal 1996.

Those shares were issued under ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.


Those  issuances  increased  common equity by the following  amounts:
- $12.9 million  in fiscal  1998;
- $13.8 million in fiscal  1997;  and
- $14.0 million in fiscal  1996.

Ratios and Coverages:                    -----------------------------------
                                                  September 30,
                                         -----------------------------------
                                              1998      1997      1996
                                         ___________________________________
Weighted average cost of long-term debt        7.5%      7.5%      7.6%
                                         -----------------------------------
Weighted average cost of preferred stock       8.1%      8.0%      7.5%
                                         -----------------------------------
Return on average common equity               12.6%     12.7%     13.2%
                                         -----------------------------------
Ratio of earnings to combined fixed
charges(1) and preferred stock dividends       2.77      2.90      3.08
                                         -----------------------------------
Ratio of earnings to interest charges(2)
and preferred stock dividends                  2.94      3.10      3.28
                                         -----------------------------------
Ratio of earnings to interest charges(2)       3.30      3.46      3.58
                                         ___________________________________

(1) Fixed charges consist of interest on short- and long-term debt, other interest, and the estimated interest components of rentals.
(2) Interest charges exclude the debt portion of allowance for funds used during construction.


Long-Term Debt    During fiscal 1997 we issued $105.5 million in principal
amount of medium-term notes, Series C, with maturity dates ranging from 20 to 30 years and with interest rates ranging from 6.55% to 7.30%. The notes are unsecured and rank on parity with all other unsecured indebtedness. We used the net proceeds to fund capital expenditures, repay short-term debt, and for other corporate purposes. We issued no long-term debt during fiscal 1998.

Short-Term Debt    Because our primary business is highly seasonal, we use
short-term debt to meet seasonal working capital requirements. In addition, capital expenditures are funded temporarily with short-term debt. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary from $240 million in the summer to $290 million for peak winter financing.


Short-term debt increased $47 million from $29.5 million as of September 30, 1997, to $76.5 million as of September 30, 1998, to meet working capital requirements. (See Note 9 in Notes to Consolidated Financial Statements for additional information concerning short-term debt.)

Capital Requirements    Capital expenditures for construction of distribution
facilities, purchase of equipment, and other general improvements were $121.8 million during fiscal 1998. Typically, we provide funding for those expenditures through a combination of internal sources, the issuance of short-term and long-term debt, and issuance of equity securities.

We estimate our capital requirements for the next three years, ending on September 30, 2001, to be approximately $471.9 million, of which approximately $150 million is attributable to a pipeline replacement program approved by the GPSC.


As of September 30, 1998, natural gas stored underground decreased $13.7 million to $138.1 million, primarily due to a decrease in the cost of the gas that we placed into storage.

Ratios and Coverages    On September 30, 1998, our capitalization ratios
consisted of:

- 47.5%  long-term  debt;
- 5.4%  preferred  securities;  and
- 47.1% common equity.

The weighted average cost of long-term debt decreased from 7.6% on September 30, 1996, to 7.5% on September 30, 1998. The decrease was due to lower interest rates for long-term debt issued in fiscal 1997.

The ratio of earnings to combined fixed charges and preferred stock dividends decreased in fiscal 1998 compared with fiscal 1996 primarily due to increased interest charges. The ratio of earnings to interest charges and preferred stock dividends decreased in fiscal 1998 compared with fiscal 1996 primarily due to increased interest charges. The ratio of earnings to interest charges decreased in fiscal 1998 compared with fiscal 1996 primarily due to increased interest charges.


State Regulatory Activity

Unbundling  and  AGLC  Rate  Filing    Georgia's Natural Gas Competition and
Deregulation Act became law on April 14, 1997. It provides a legal framework for comprehensive deregulation of many aspects of the natural gas business in Georgia.

On November 26, 1997, AGLC filed the following items with the GPSC:

- a notice of AGLC's election to be subject to the Act; and
- an application to unbundle (offer separately and establish separate rates for) the various components of AGLC's services to its customers and to
  regulate distribution   rates,   charges,   classifications,   and   services
  under a performance-based regulation plan.

After hearings were held in that proceeding, the GPSC set the rates AGLC will charge end-use customers (during the transition to competition) and marketers (during and after the transition to competition) for natural gas delivery and ancillary services. Those decisions are reflected in the GPSC's initial order of June 30, 1998. On July 10, 1998, AGLC and other parties to the proceeding petitioned the GPSC to reconsider some issues in its initial order. The GPSC subsequently issued partial orders on reconsidered issues on September 18, October 16, and October 22, 1998.


Key decisions adopted by the GPSC are as follows:

- a $12.75 million annual rate decrease based on a fully forecasted future test year for the 12 months ending May 31, 1999;
- an 11% rate of return on common equity;
- the end of regulated  rates for natural gas commodity sales effective
  October 6, 1998;
- separate, distinct ancillary service rates for meter reading, billing, billing inquiries, payment processing, and payment collection based on AGLC's fully allocated costs;
- balancing services, storage services, and peaking services provided on a separate basis;
- denial  of  AGLC's  proposed  comprehensive performance-based rate regulation plan;
- any customer may, during the transition period, return to the natural gas commodity sales service offered by AGLC;
- advance  payment by marketers to AGLC for fixed  charges for services to be provided;
- 90% of revenues from interruptible  service by AGLC will go to a universal service fund (see explanation below), and the remaining 10% will be revenue for AGLC;
- AGLC must conduct its business so that it does not give preference to any marketer; and
- AGLC must implement a fully operational electronic bulletin board (EBB) by November 1, 1998; the EBB provides marketers with equal and timely access
  to  information   about  the  availability  of distribution service to
  residential and small commercial  customers.

As part of the GPSC's rate case ruling, AGLC began billing customers on July 1, 1998, under a rate structure that recovers nongas costs evenly throughout the year consistent with the way the costs are incurred. The new rate structure:

- provides for a level  monthly  charge for gas delivery  service;
- provides the opportunity to grow margins at a rate more commensurate with AGLC's above average customer growth rate;
- eliminates  the need for weather  normalization;  and
- eliminates the adverse effects of declining use per customer, which AGLC has experienced for the past several years.

The Act provides for a transition period before competition is fully in effect. AGLC will unbundle, or separate, all services to its natural gas customers; allocate delivery capacity to approved marketers who sell the gas commodity to residential and small commercial users; and create a secondary market for large commercial and industrial transportation capacity.


Approved marketers, including our marketing affiliate, will compete to sell natural gas to all end-use customers at market-based prices. AGLC will continue to deliver gas to all end-use customers through its existing pipeline system, subject to the GPSC's continued regulation. The GPSC's order acknowledges that under the Act, the PGA mechanism will be deregulated when at least five nonaffiliated marketers are authorized to serve an area of Georgia. The GPSC issued more than five such authorizations on October 6, 1998. Consequently, AGLC will no longer defer any over-recoveries or under-recoveries of gas costs, and will refund to customers the over-recovery that existed when the PGA mechanism was deregulated on October 6, 1998.


Going forward, AGLC intends to design its prices for deregulated gas sales in a manner that, at a minimum, will allow it to recover its annual gas costs. Even though the recovery of gas costs is not currently subject to price regulation, the GPSC continues to regulate delivery rates, safety, access to AGLC's system, and quality of service for all aspects of delivery service.


Generally, under the Act, the transition to full-scale competition occurs when residential and small commercial customers who represent one-third of the peak day requirements for a particular delivery group have voluntarily selected a marketer. When the GPSC determines such market conditions exist, there will be a 120-day process to notify and assign customers who have not selected a marketer. Following the 120-day period, residential and small commercial customers who have not yet selected a marketer will be randomly assigned a marketer under the rules issued by the GPSC.


The Act provides marketing standards and rules of business practice to ensure the benefits of a competitive natural gas market are available to all customers on our system. It imposes on marketers an obligation to serve end-use customers, and creates a universal service fund. The universal service fund provides a method to fund the recovery of marketer's uncollectible accounts, and it enables AGLC to expand its facilities to serve the public interest.

Retail marketing companies, including our marketing affiliate, filed separate applications with the GPSC to sell natural gas to AGLC's residential and small
commercial customers.   On  October  6,  1998,  the  GPSC approved 19 marketers'
applications to begin selling natural gas services at market prices to Georgia customers on November 1, 1998.

Regulatory Accounting    We have recorded regulatory assets and liabilities in
our Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71).

In July 1997, the Emerging Issues Task Force (EITF) concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment of the utility. The EITF consensus permits assets and liabilities of a deregulated segment to be retained if they are recoverable through a segment that remains regulated.

Georgia has enacted legislation, the Act, which allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates that AGLC, as the local gas distribution company, charges to transport natural gas through its intrastate pipe system will continue to be regulated by the GPSC. Therefore, we have concluded that the continued application of SFAS 71 remains appropriate. The remaining regulatory liability associated with the deregulated gas function will be refunded.

Chattanooga Gas Company - Rate Filing    On May 1, 1997, Chattanooga filed a
rate case with the TRA seeking an annual increase in revenues of $4.4 million. Chattanooga sought the additional revenue in order to:

- improve  and expand Chattanooga's  natural gas distribution  system;
- recover  increased  operation, maintenance  and tax expenses;  and
- provide a reasonable  return to investors.

Hearings were held in February 1998. On July 21, 1998, the TRA voted to direct Chattanooga to decrease rates by $1.2 million, primarily as a result of the TRA's rejection of the proposed overhead allocation method and rejection of proposed recovery of a previously incurred acquisition premium. Following the TRA's October 7, 1998, written order, Chattanooga filed tariffs reflecting the reduction in revenue for service beginning November 1, 1998.

Gas Supply Plan Filing    AGLC had been required by Georgia law to submit
annually for GPSC approval a proposed gas supply plan, as well as a proposed cost recovery factor for the following year.


In September 1997, the GPSC approved AGLC's fiscal 1998 Gas Supply Plan, which included limited gas supply hedging activities. Under that plan, AGLC was allowed to hedge up to one-half of its estimated monthly winter wellhead purchases. Furthermore, to help avoid price fluctuation, AGLC was able to set a price for those purchases at an amount other than the beginning-of-the-month index price. Because AGLC then passed on those costs directly to residential and small commercial customers, its hedging program did not affect fiscal 1998 earnings.


On July 31,  1998,  AGLC filed with the GPSC its fiscal  1999 Gas Supply
Plan (the 1999 Plan), which consisted of gas supply, transportation, and storage options. The 1999 Plan was designed to provide reliable gas service to residential and small commercial customers at the best cost (least cost consistent with desired levels of reliability and flexibility). The GPSC approved the 1999 Plan with some modifications on September 14, 1998.


Under the Act, the 1999 Plan, as approved,  became AGLCs first  Capacity
Supply Plan (Capacity Plan) when, on October 6, 1998, the GPSC approved more than five marketers' applications to begin selling natural gas services at market prices to Georgia consumers. Capacity plans, which must be approved by the GPSC at least once every three years, describe the array of interstate capacity assets selected by AGLC to make gas available to end-use customers on its system. Rights to use capacity assets as set forth in the Capacity Plan are assigned by AGLC to marketers as the marketers acquire firm customers. Marketers are responsible for paying fixed charges associated with the assigned capacity assets.

AGLC Pipeline Safety    On January 8, 1998, the GPSC issued procedures and set a
schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the Adversary Staff of the GPSC that details a 10-year replacement program for approximately 2,300 miles of cast iron and bare steel pipelines. Over that 10-year period, AGLC will recover from customers the costs related to the program net of any cost savings resulting from the replacement program.

Weather Normalization The GPSC authorized a weather normalization adjustment rider (WNAR) which was in effect during fiscal 1996, fiscal 1997, and the first nine months of fiscal 1998. In addition, the TRA has authorized a WNAR. They are designed to offset the impact of unusually cold or warm weather on customer billings and operating margin. Consequently, weather normalization affected net income in the following manner:

- net income decreased by $1.2 million in fiscal 1998;
- net income increased by $16.2 million in fiscal 1997;  and
- net income decreased by $4.4 million in fiscal  1996.

On June 30, 1998,  the WNAR for AGLC
was  discontinued,  since the rate structure  mandated by the Act eliminates the
effect  of   weather-related   volumetric   variances  on  nongas  cost  revenue
collections. The WNAR for Chattanooga remains in effect.

Inventory Assignment In Georgia's new competitive environment, certificated marketing companies, including AGLC's marketing affiliate, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process that provides for this competitive environment is the allocation of certain pipeline services that AGLC has under contract. In particular, AGLC will allocate the majority of its pipeline storage services that it has under contract to the certificated marketing companies along with a corresponding amount of inventory. Consequently, AGLC has filed tariff provisions with the GPSC to govern the sale of its gas storage inventories to certificated marketers. Following the rules of the tariff, the sale price will be the weighted-average cost of the storage inventory at the time of sale. AGLC changed its inventory costing method for its gas inventories from first-in, first-out to weighted average effective October 1, 1998. The weighted-average cost-flow assumption provides for a more equitable pricing method for the sale of gas inventories to certificated marketers.

Federal Regulatory Activity

FERC Order 636: Transition Costs Settlement Agreements The utility purchases natural gas transportation and storage services from interstate pipeline companies, and the Federal Energy Regulatory Commission (FERC) regulates those services and the rates the interstate pipeline companies charge the utility. During the past decade, the FERC has dramatically transformed the natural gas industry through a series of generic orders promoting competition in the industry. As part of that transformation, the interstate pipelines that serve the utility have been required to:

- unbundle, or separate, their transportation and gas supply services; and
- provide a separate transportation service on a nondiscriminatory basis for the gas that is supplied by numerous gas producers or other third parties.


The FERC is considering further revisions to its rules, including the following:

- its policies governing secondary market transactions for use of pipeline capacity; and
- revisions that would permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

The utility cannot predict whether those changes will be adopted or how they potentially might affect it.

The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the suppliers' transportation and gas supply services. Based on its pipeline suppliers' filings with the FERC, the utility estimates the total portion of its transition costs from all its pipeline suppliers will be approximately $106.2 million. As of September 30, 1998, approximately $97.8 million of those costs had been incurred and were being recovered from the utility's customers under the purchased gas provisions of its rate schedules. Going forward, AGLC will recover the majority of the remaining costs through its gas sales. A small portion of the costs will be recovered from certificated marketers as part of the assignment process under its unbundling plan.


The largest portion of the transition costs the utility must pay consists of gas supply realignment costs that Southern Natural Gas Company (Southern) and Tennessee Gas Pipeline Company (Tennessee) bill the utility. The utility and other parties have entered restructuring settlements with Southern and Tennessee that resolve all transition cost issues for those pipelines.

Under the Southern settlement, the utility's share of Southern's transition costs is approximately $88 million, of which the utility incurred $84.5 million as of September 30, 1998. Under the Tennessee settlement, the utility's share of Tennessee's transition costs is approximately $14.7 million, of which the utility incurred approximately $10 million as of September 30, 1998.

AGLC requested and was granted clarification and assignment waiver of certain FERC policies concerning interstate pipeline capacity. The request was necessary to ensure that it would be able to make certain pipeline services it receives available to certificated marketers as part of its unbundling plan.

Environmental Matters    Before natural gas was available in the Southeast in
the early 1930s, AGLC manufactured gas from coal and other materials. Those manufacturing operations were known as "manufactured gas plants," or "MGPs." Because of recent environmental concerns, we are required to investigate possible contamination at those plants and, if necessary, clean them up.


Through the years AGLC has been associated with twelve MGP sites in Georgia and three in Florida. Based on investigations to date, we believe that some cleanup will be likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.


For each of the MGP sites, we estimated our share of the likely costs of investigation and cleanup. We used the following process to make the estimates:
First, we eliminated the sites where we believe no cleanup or further investigation is likely to be necessary. Second, we estimated the likely future cost of investigation and cleanup at each of the remaining sites. Third, for some sites, we estimated our likely "share" of the costs. We developed our estimate based on any agreements for cost sharing we have, the legal principles for sharing costs, our evaluation of other entities' ability to pay, and other similar factors.


Using that process, we believe our total future cost of investigating and cleaning up our MGP sites is between $47 million and $81.3 million. Within that range, we cannot identify a single number as the "best" estimate. Therefore, we have recorded the lower value, or $47 million, as a liability as of September 30, 1998. As of September 30, 1997, the liability which we had recorded was $37.3 million. During the year, the liability increased $25.7 million. After making payments of $16.0 million, related to legal fees and technical support, the net increase in the liability was $9.7 million. The increase in the liability was based on revised estimates, which resulted in a corresponding increase in the unrecovered environmental response cost asset.


We have two ways of recovering investigation and cleanup costs. First, the GPSC has approved an "Environmental Response Cost Recovery Rider." It allows us to recover our costs of investigation, testing, cleanup, and litigation. Because of that rider, we have recorded an asset in the same amount as our investigation and cleanup liability. The GPSC, however, is conducting hearings about three aspects of the rider. Depending on how the GPSC rules, our recoveries under the rider could be affected. If the GPSC were to limit significantly our recovery under the rider, the results could be material.


The second way we could recover costs is by exercising the legal rights we believe we have to recover a share of our costs from other corporations and from insurance companies. We have been actively pursuing those recoveries. In fiscal 1998, we recovered $1.9 million. As required by the rider, we retained $.9 million of that amount, and we credited the balance to our customers.

Accounting Developments    In June 1997 the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131).

- SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements.
- SFAS 131 establishes standards for the way public companies report information about operating segments in annual financial statements. It also requires those companies to report selected information about operating segments in interim financial reports issued to shareholders.


We will adopt SFAS 130 and SFAS 131 in fiscal 1999.


In June 1998 the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for
derivative   instruments,   including  certain  derivative   instruments
embedded in other contracts, and for hedging activities. We will adopt SFAS 133 in fiscal 2000.

In March 1998 the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. We will adopt SOP 98-1 in fiscal 2000.


We do not expect those new pronouncements to have a material effect on our consolidated financial statements.

Competition

In this section we discuss the way competition affects our utility and nonutility businesses.

Utility    The utility competes to supply natural gas to large commercial and industrial customers. Those customers can switch to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood by-products. We also compete to supply gas to large commercial and industrial customers who seek to bypass our distribution system.


Before the GPSCs rate case order of June 30, 1998, AGLC was providing service under 56 negotiated contracts with customers who had the ability to bypass our distribution system and receive service directly from interstate pipelines. In addition, AGLC was providing service under seven special long-term contracts that involve competing with alternative fuels where physical bypass is not the relevant competition. Under the regulatory structure then in place, AGLC was allowed to recover from other customers most of the discounts associated with such contracts.


The change in the regulatory structure associated with unbundling and restatement of rates removed the need to recover discounts going forward. Nevertheless, the GPSC specifically authorized AGLC to continue to enter into future contracts if the initial term of a contract does not exceed three years and if all such future contracts include market-out provisions. The GPSC issued a written order setting forth its decision on May 21, 1998.

Subsequent to July 1, 1998, AGLC can price distribution services to large commercial and industrial customers in one of three ways:

- GPSC-approved rates in AGLCs tariff;
- discounted rates - if an existing rate is not priced competitively with a customers competitive alternative fuel; or
- special contracts approved by the GPSC.

Additionally, interruptible customers have the option of purchasing delivery service directly from marketers, who are authorized to use capacity on AGLCs distribution system that is allocated to the marketers for residential and small business firm customers, whenever such capacity is not being used for firm customers.


On November 27, 1996, the TRA approved an experimental rule allowing Chattanooga to negotiate contracts with large commercial and industrial customers who have long-term competitive options, including bypass. The experimental rule requires that before a large Tennessee customer is allowed a discounted rate, both the customer and Chattanooga must request that the TRA approve the rates requested in the contract.

On October 7, 1997, the TRA denied requests from Chattanooga and four large customers for discounted rates after deciding that customer bypass was
not  imminent.   On  January  14,  1998,  however,  the  Federal  Energy
Regulation Commission (FERC) issued an order authorizing Southern Natural Gas Company to bypass Chattanooga to serve a large industrial customer. Chattanooga later reached a settlement with that customer to avoid bypass.

Nonutility    We  engage in several competitive, energy-related  businesses, including gas supply services, wholesale and retail propane sales, wholesale gas and power marketing, retail energy marketing, customer care services, and the sale of energy-related products and services for residential, commercial, and industrial customers throughout the Southeast. (For a brief description of each nonutility business refer to the section, Nature of Our Business, at the beginning of this Managements Discussion and Analysis of Results of Operations and Financial Condition.)


Unlike the utility, our nonutility businesses are not regulated. Our nonutility businesses typically face competition from other companies in the same or similar businesses. Currently, our nonutility businesses do not have a material effect on our consolidated financial statements.

Year 2000 Readiness Disclosure

The widespread use by governments and businesses, including us, of computer software that relies on two digits, rather than four digits, to define the applicable year may cause computers, computer-controlled systems, and equipment with embedded software to malfunction or incorrectly process data as we approach and enter the year 2000.

Our Year 2000 Readiness Initiative In view of the potential adverse impact of the "Year 2000" issue on our business, operations, and financial condition, we have established a cross-functional team to coordinate, and to report to management on a regular basis about, our assessment, remediation planning, and plan implementation processes directed to Year 2000. We also have engaged independent consultants to assist us in the assessment, remediation planning, and implementation phases of our Year 2000 initiative. Our Year 2000 initiative is proceeding on schedule.

The mission of our Year 2000 initiative is to define and provide a continuing process for assessment, remediation planning, and plan implementation to achieve a level of readiness that will meet the challenges presented to us by the Year 2000 in a timely manner. Achieving Year 2000 readiness does not mean correcting every Year 2000 limitation. Achieving Year 2000 readiness does mean that critical systems, critical electronic assets, and relationships with key business partners have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000, and that contingency plans are in place.

Our Year 2000 readiness initiative involves a three-phase process. The initiative is a continuing process with all phases of the initiative progressing concurrently with respect to both IT and non-IT assets, as defined below, and with respect to key business relationships. The three phases of our Year 2000 initiative are as follows:

1. Assessment -Assessment involves identifying and inventorying business assets and processes. It also involves determining the Year 2000 readiness status of our assets and of key business partners. Key business partners are those customers and suppliers who we believe may be material to our business,
   results of  operations,   or  financial   condition.   In   appropriate
   circumstances, pre-remediation testing is conducted as a part of the assessment phase. The assessment phase of our Year 2000 initiative includes assessment for Year 2000 readiness of the following:

- information technology (IT) assets - Computer systems and software maintained by our Information Systems (IS) Department;
- noninformation technology (non-IT) assets - including microprocessors embedded in equipment, and information technology purchased and maintained by business units other than our IS Department; and
- and key business partners (customers and suppliers).

2. Preparation of Remediation Plans - The purpose of this phase is to develop plans which, when implemented, will enable assets and business relationships to be Year 2000 ready. This phase involves implementation planning and prioritizing the implementation of remediation plans.

3. Implementation - This step involves the implementation of remediation plans, including post-remediation testing and contingency planning.


State of Readiness    We  continue to assess the  impact of the Year 2000 issue
throughout our business and operations, including our customer and supplier base. The scope of our Year 2000 initiative includes AGL Resources and its subsidiaries. A number of our joint ventures, including Sonat Power Services, L.P., Sonat Marketing, L.P., and SouthStar Energy Services LLC, are not within the scope of our Year 2000 initiative. We plan to address the Year 2000 readiness of those joint ventures using the same processes we use to assess the Year 2000 readiness of key business partners. (See "Key Business Partners" below.) The following is a description of the progress of our Year 2000 initiative in all business units that are within the scope of our Year 2000 initiative, with the exception of Utilipro, Inc., a recently acquired subsidiary. The Year 2000 initiative is about to commence with respect to Utilipro, Inc., and we expect Utilipro's business and operations to achieve Year 2000 readiness.

IT Assets    Assessment of IT assets is complete. Remediation planning and implementation are underway. As part of our IT assessment process, we completed the assessment of our 79 mainframe and personal computer systems. We deem 13 of those 79 systems to be critical systems. The results of our Year 2000 initiative with respect to IT assets indicate that, to date:

- 29 systems now are ready for Year 2000, including 12 of the 13 critical systems;
- one critical system is being evaluated to determine whether replacement or remediation is the most efficient course of action;
- 10 systems  are in testing to verify  Year 2000 readiness;
- two systems are in remediation for purposes of correcting noncompliant Year 2000 code;
- three  systems have been  eliminated;  and
- 34 systems are scheduled for either testing, replacement, remediation, or elimination in the future.

We expect our one critical IT asset that is not yet
Year 2000 ready to be Year 2000 ready by March 31, 1999. Remediation completion schedules for achieving Year 2000 readiness of noncritical IT assets are expected to extend through September 1999.

Non-IT Assets    Assessment of non-IT assets is complete.  Our  non-IT asset assessment process involved the following:
- identifying business processes;
- identifying non-IT assets and defining the business process or processes to which such assets relate;
- identifying the mission criticality of each non-IT asset and business process; and
- documenting in a tracking database the existence, and the mission-criticality, of each non-IT asset and business process.


We expect  to  complete  remediation  planning  for  critical  non-IT  assets by
December 15, 1998. The expected completion date for remediation plan implementation for critical non-IT assets will depend on the results of the remediation planning phase for non-IT assets, but is not expected to extend beyond June 30, 1999.

Key Business Partners We are contacting key business partners, including suppliers and customers, to evaluate their Year 2000 readiness plans and status of readiness. We have contacted over 1,400 suppliers by letter. That group of suppliers includes suppliers whom we consider key business partners as well as other selected suppliers. However, to date, we have not received responses from the majority of suppliers we contacted. We have begun following up by telephone with those key suppliers from whom we have not yet received responses. We also initiated contact with more than 2,500 commercial and industrial customers by personal or telephone interview or by fax survey. To date, we have not received responses from most of those customers. If key customers do not respond by January 1, 1999, we plan to begin to follow up by fax or telephone with those customers.


We are  assessing  the state of readiness  of key business  partners who have responded to our request for information and will continue to do so as we receive additional responses. As a general matter, we, like other businesses, are vulnerable to key business partners' inability to achieve Year 2000 readiness. We cannot predict the outcome of our business partners' readiness efforts. However, we plan to develop contingency plans to mitigate risks associated with the Year 2000 readiness of certain business partners, including key business partners. At this stage of our review of key business partners, we do not have sufficient information to determine whether the Year 2000 readiness of key business partners is likely to have a material impact on our business, results of operations, or financial condition.

Costs to Address Year 2000 Issues Management intends to devote the resources necessary to achieve a level of readiness that will meet our Year 2000 challenges in a timely manner. Through September 30, 1998, our cumulative expenses in connection with our Year 2000 assessment, remediation planning, and plan implementation processes were approximately $3 million. Through September 30, 1998, we had spent an additional $7.1 million for the replacement of our general ledger and human resources information systems. Our primary reason for replacing those systems was to achieve increased efficiency and functionality. An added benefit of replacing those systems was the avoidance of the costs of remediating Year 2000 problems associated with our previous general ledger and human resources information systems. We will capitalize the costs of our new general ledger and human resources information systems, in accordance with our accounting policies and with generally accepted accounting principles.


We expect to spend approximately $6 million in fiscal 1999 in connection with our Year 2000 initiative. That estimate includes costs associated with the use of outside consultants as well as hardware and software costs. It also includes direct costs associated with employees of our IS Department who work on the Year 2000 initiative. However, the fiscal 1999 estimate is subject to change, based on the results of our ongoing Year 2000 processes.


On June 30,  1998,  the GPSC  issued a rate case order in  response to a filing by AGLC. The GPSC provided for the deferral and amortization of some Year 2000 costs over a five-year period, beginning July 1, 1998. The portion of those costs that will be deferred in this way includes costs that are required to be expensed under generally accepted accounting principles and that are attributable to AGLC. Going forward, we estimate that approximately 90% of our Year 2000 costs will be attributable to AGLC. At September 30, 1998, AGLC had deferred total costs of $2.0 million less accumulated amortization of $.1 million.


At present, the cost estimates associated with achieving Year 2000 readiness are not expected to materially impact our consolidated financial statements. We will account for costs related to achieving Year 2000 readiness in accordance with our accounting policies, with regulatory treatment, and with generally accepted accounting principles.

Risks of Year 2000 Issues    We are in the  process  of  identifying  our  most
reasonably likely worst case Year 2000 scenarios. As such, we are not yet able to comment on whether the consequences of such scenarios could have a material impact on our business, results of operations, or financial condition. The process of defining our most reasonably likely worst case scenarios is part of the contingency planning effort that is currently underway. Our process for identifying our most reasonably likely worst case scenarios includes the following:

- identifying core business processes;
- identifying  key business  partners  (including  suppliers and  customers);
- conducting Year 2000 business impact analysis;  and
- reviewing experts' views of factors likely to contribute to such a scenario.


The contingency planning process and the process of developing most reasonably likely worst case scenarios will be ongoing processes, requiring continuing development, modification, and refinement as we obtain additional information regarding (a) our internal systems and equipment during the implementation phase of our Year 2000 initiative, and (b) the status, and the impact on us, of the Year 2000 readiness of others.

Business Continuity and Contingency Planning
We are developing Year 2000 contingency plans. Those plans, which are intended to enable us to deliver an acceptable level of service despite Year 2000 failures, include performing certain processes manually, changing suppliers, and reducing or suspending certain noncritical aspects of our operations. We expect our contingency planning effort to focus on our potential internal risks as well as potential risks associated with our suppliers and customers. Identifying our most reasonably likely worst case scenarios as described above will define the boundaries of our contingency planning effort. The contingency planning process also includes, but is not limited to the following:

- identifying the nature of Year 2000 risks to understand the business impact of those risks;
- identifying our minimal  acceptable service levels;
- identifying alternative providers of goods and services;
- identifying necessary investments in additional back-up equipment such as generators and communications equipment; and
- developing manual methods of performing critical functions currently performed by electronic systems and equipment.

From February through June 1999, we expect to be testing and refining our contingency plans, with a planned testing completion date of June 30, 1999. Although the expected completion date for our contingency planning effort is June 30, 1999, during the last half of 1999 we will update and refine our contingency plans, as needed, to reflect system and business changes as they evolve.

Presently,   management   believes  that  its  assessment,   remediation
planning, plan implementation and contingency planning processes will be effective to achieve Year 2000 readiness in a timely manner.

Forward-Looking  Statements    The  preceding "Year 2000 Readiness Disclosure"
discussion contains various forward-looking statements that represent our beliefs or expectations regarding future events. When used in the "Year 2000 Readiness Disclosure" discussion, the words "believes," "intends," "expects," "estimates," "plans," "goals," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, our expectations as to when we will complete the assessment, remediation planning, and implementation phases of our Year 2000 initiative as well as our Year 2000 contingency planning; our estimated cost of achieving Year 2000 readiness; and our belief that our internal systems and equipment will be Year 2000 ready in a timely and appropriate manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause those differences include availability of information technology resources; customer demand for our products and services; continued availability of materials, services, and data from our suppliers; the ability to identify and remediate all date-sensitive lines of computer code and to replace embedded computer chips in affected systems and equipment; the failure of others to timely achieve appropriate Year 2000 readiness; and the actions or inaction of governmental agencies and others with respect to Year 2000 problems.

Statements of Consolidated Income

                                                                            For the years ended September 30,

                                                        ---------------------------------------------------------------------

In millions                                                         1998                   1997                   1996

-----------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                               $ 1,338.6              $ 1,287.6              $ 1,228.6
Cost of Sales                                                        796.0                  766.5                  725.5

-----------------------------------------------------------------------------------------------------------------------------

Operating Margin                                                     542.6                  521.1                  503.1

-----------------------------------------------------------------------------------------------------------------------------

Other Operating Expenses
      Operation                                                      238.1                  226.2                  221.8
      Maintenance                                                     38.4                   30.8                   29.5
      Depreciation                                                    71.1                   66.6                   63.3
      Taxes other than income taxes                                   27.4                   26.0                   25.0

-----------------------------------------------------------------------------------------------------------------------------

          Total other operating expenses                             375.0                  349.6                  339.6

-----------------------------------------------------------------------------------------------------------------------------

Operating Income                                                     167.6                  171.5                  163.5

-----------------------------------------------------------------------------------------------------------------------------

Other Income                                                          12.9                   10.3                   13.1

-----------------------------------------------------------------------------------------------------------------------------

Interest Expense and Preferred Stock
    Dividends
      Interest on long-term debt                                      49.7                   45.1                   42.2
      Other interest                                                   4.7                    7.1                    6.9
      Dividends on preferred stock of subsidiary                       6.7                    6.2                    4.4

-----------------------------------------------------------------------------------------------------------------------------

          Total interest expense and preferred stock
              dividends                                               61.1                   58.4                   53.5

-----------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes                                           119.4                  123.4                  123.1

-----------------------------------------------------------------------------------------------------------------------------

Income Taxes                                                          38.8                   46.8                   47.5

-----------------------------------------------------------------------------------------------------------------------------

Net Income                                                          $ 80.6                 $ 76.6                 $ 75.6

-----------------------------------------------------------------------------------------------------------------------------

Earnings Per Common Share (Note 1)
      Basic                                                          $ 1.41                 $ 1.37                 $ 1.37
      Diluted                                                        $ 1.41                 $ 1.36                 $ 1.36

-----------------------------------------------------------------------------------------------------------------------------

Weighted Average Number of Common
    Shares Outstanding (Note 1)
      Basic                                                           57.0                   56.1                   55.3
      Diluted                                                         57.1                   56.2                   55.4

-----------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

                                                                     For the years ended September 30,


                                                             ------------------------------------------------------
In millions                                                         1998                  1997                 1996
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities
      Net income                                                   $ 80.6                $ 76.6               $ 75.6
      Adjustments to reconcile net income to
        net cash flow from operating activities
          Depreciation and amortization                              75.7                  70.3                 67.5
          Provision for writedown of assets                          13.9
          Deferred income taxes                                      11.3                  18.5                 25.7
          Other                                                       2.0                   0.3                  0.4

-------------------------------------------------------------------------------------------------------------------

                                                                    183.5                 165.7                169.2
      Changes in assets and liabilities
          Receivables                                               (29.6)                  5.8                (29.6)
          Inventories                                                13.1                 (10.3)               (35.8)
          Deferred purchased gas adjustment                          17.4                  (3.8)               (11.0)
          Accounts payable                                          (13.8)                (12.8)                 1.4
          Other-net                                                   6.9                   8.6                (12.3)

-------------------------------------------------------------------------------------------------------------------

            Net cash flow from operating
              activities                                            177.5                 153.2                 81.9

-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
      Sale of common stock, net of expenses                            .9                   1.7                  1.8
      Short-term borrowings, net                                     47.0                (124.0)               101.0
      Redemptions of preferred securities                           (44.5)                (14.7)
      Sale of preferred securities, net of expenses                                        74.3
      Sale of long-term debt                                                              105.5
      Dividends paid on common stock                                (51.6)                (50.7)               (49.1)

-------------------------------------------------------------------------------------------------------------------

            Net cash flow from financing
              activities                                            (48.2)                 (7.9)                53.7

-------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
      Utility plant expenditures                                    (94.8)               (123.5)              (132.0)
      Nonutility property expenditures                              (22.5)                (23.3)                  .3
      Cash received from joint ventures                               3.0                   2.0                  3.1
      Investment in joint ventures                                  (12.9)                 (2.8)                (1.0)
      Other                                                          (6.0)                 (1.6)                (1.0)

-------------------------------------------------------------------------------------------------------------------

            Net cash flow from investing
              activities                                           (133.2)               (149.2)              (130.6)

-------------------------------------------------------------------------------------------------------------------

            Net increase (decrease) in cash and cash
              equivalents                                            (3.9)                 (3.9)                 5.0
            Cash and cash equivalents
              at beginning of year                                    4.8                   8.7                  3.7

-------------------------------------------------------------------------------------------------------------------

            Cash and cash equivalents
              at end of year                                        $  .9                 $ 4.8                $ 8.7

-------------------------------------------------------------------------------------------------------------------

Cash Paid During the Year for
      Interest                                                     $ 51.5                $ 48.8               $ 49.2
      Income taxes                                                 $ 39.2                $ 28.2               $ 19.3

-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheets

Assets                                                                             September 30,

                                                                     ------------------------------------------
In millions                                                                     1998                1997

---------------------------------------------------------------------------------------------------------------

Current Assets
      Cash and cash equivalents                                                 $  .9               $ 4.8
      Receivables
          Gas (less allowance for uncollectible accounts
            of $3.7 in 1998 and $2.4 in 1997)                                    81.6                56.1
          Integrated Resource Plan loans (less allowance
            for uncollectible accounts of $.1)                                                        3.2
          Other (less allowance for uncollectible accounts
            of $.4 in 1998 and $.1 in 1997)                                       8.7                10.8
      Unbilled revenues                                                          31.4                22.0
      Inventories
          Natural gas stored underground                                        138.1               151.8
          Liquefied natural gas                                                  17.7                17.5
          Materials and supplies                                                 10.0                 8.2
          Other                                                                   4.6                 6.0
      Deferred purchased gas adjustment                                                               8.5
      Other                                                                       1.9                 2.0

---------------------------------------------------------------------------------------------------------------

          Total current assets                                                  294.9               290.9

---------------------------------------------------------------------------------------------------------------

Property, Plant, and Equipment
      Utility plant                                                           2,133.5             2,069.1
      Less accumulated depreciation                                             680.9               648.8

---------------------------------------------------------------------------------------------------------------

          Utility plant - net                                                 1,452.6             1,420.3

---------------------------------------------------------------------------------------------------------------

      Nonutility property                                                       106.0               106.7
      Less accumulated depreciation                                              24.6                29.5

---------------------------------------------------------------------------------------------------------------

          Nonutility property - net                                              81.4                77.2

---------------------------------------------------------------------------------------------------------------

          Total property, plant and equipment - net                           1,534.0             1,497.5

---------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets
      Unrecovered environmental response costs                                   77.6                55.0
      Investment in joint ventures                                               46.3                34.5
      Unrecovered postretirement benefits costs                                   9.3                10.0
      Prepaid pension costs                                                                           3.2
      Unamortized cost to repurchase long-term debt                               1.0                 2.2
      Other                                                                      18.7                32.2

---------------------------------------------------------------------------------------------------------------

          Total deferred debits and other assets                                152.9               137.1

---------------------------------------------------------------------------------------------------------------

          Total Assets                                                      $ 1,981.8           $ 1,925.5

---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Liabilities and Capitalization                                                     September 30,

                                                                     ------------------------------------------
In millions                                                                     1998                 1997

---------------------------------------------------------------------------------------------------------------

Current Liabilities
      Accounts payable-trade                                                   $ 48.4              $ 62.2
      Short-term debt                                                            76.5                29.5
      Customer deposits                                                          30.5                29.2
      Interest                                                                   32.8                29.6
      Wages and salaries                                                         14.8                 8.0
      Other accrued liabilities                                                  12.1                21.3
      Deferred purchased gas adjustment                                           8.9
      Redemption requirements on preferred stock                                                     44.5
      Other                                                                      26.0                19.1

---------------------------------------------------------------------------------------------------------------

          Total current liabilities                                             250.0               243.4

---------------------------------------------------------------------------------------------------------------

Accumulated Deferred Income Taxes                                               203.0               191.7

---------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
      Accrued environmental response costs                                       47.0                37.3
      Accrued pension costs                                                       2.2
      Accrued postretirement benefits costs                                      33.4                34.3

---------------------------------------------------------------------------------------------------------------

          Total long-term liabilities                                            82.6                71.6

---------------------------------------------------------------------------------------------------------------

Deferred Credits
      Unamortized investment tax credit                                          25.8                27.3
      Regulatory tax liability                                                   17.3                18.3
      Other                                                                      14.7                16.8

---------------------------------------------------------------------------------------------------------------

          Total deferred credits                                                 57.8                62.4

---------------------------------------------------------------------------------------------------------------

Commitments and Contingencies  (Notes 10 and 12)

---------------------------------------------------------------------------------------------------------------

Capitalization
      Long-term debt                                                            660.0               660.0
      Subsidiary obligated mandatorily redeemable
              preferred securities                                               74.3                74.3
      Common stockholders' equity (See accompanying
              statements of consolidated common stock equity)                   654.1               622.1

---------------------------------------------------------------------------------------------------------------

          Total capitalization                                                1,388.4             1,356.4

---------------------------------------------------------------------------------------------------------------

          Total Liabilities and Capitalization                              $ 1,981.8           $ 1,925.5

---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Statements of Consolidated Common Stock Equity

                                                                             For the years ended September 30,

                                                                   -------------------------------------------------

In millions, except per share amounts                                       1998             1997              1996

-------------------------------------------------------------------------------------------------------------------------

Common Stock
      $5 par value; authorized 100.0 shares;
          outstanding, 57.3 in 1998, 56.6 in 1997
          and 55.7 in 1996
      Beginning of year                                                   $ 283.1           $ 278.4           $ 137.3
            Benefit, stock compensation, dividend
                reinvestment and stock purchase plans                         3.5               3.7               3.6
            Stock dividend                                                                                      137.5
            Acquisition of nonregulated operation                                               1.0

-------------------------------------------------------------------------------------------------------------------------

      End of year                                                           286.6             283.1             278.4

-------------------------------------------------------------------------------------------------------------------------

Premium on Capital Stock
      Beginning of year                                                     183.6             170.6             297.7
            Benefit, stock compensation, dividend
                reinvestment and stock purchase plans                         9.4              10.1              10.4
            Stock dividend                                                                                     (137.5)
            Acquisition of nonregulated operation                                               2.9

-------------------------------------------------------------------------------------------------------------------------

      End of year                                                           193.0             183.6             170.6

-------------------------------------------------------------------------------------------------------------------------

Earnings Reinvested
      Beginning of year                                                     155.4             139.3             122.3
          Net income                                                         80.6              76.6              75.6
          Common stock dividends ($1.08 a share in 1998, $1.08
             a share in 1997 and $1.06 a share in 1996)                     (61.5)            (60.5)            (58.6)

-------------------------------------------------------------------------------------------------------------------------

      End of year                                                           174.5             155.4             139.3

-------------------------------------------------------------------------------------------------------------------------

          Total common stock equity                                       $ 654.1           $ 622.1           $ 588.3

-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Note 1. Significant Accounting Policies

Nature of Our Business

Following shareholder and regulatory approval on March 6, 1996, AGL Resources Inc. became the holding company for:

- Atlanta Gas Light Company (AGLC) and its wholly owned subsidiary, Chattanooga Gas Company (Chattanooga), which are local natural gas distribution utilities; and
- several nonutility subsidiaries.

We collectively refer to AGL Resources Inc. and its subsidiaries as "AGL Resources."

AGLC conducts our primary business: the distribution of natural gas in Georgia, including the Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta areas and in Tennessee, including the Chattanooga and Cleveland areas. The Georgia Public Service Commission (GPSC) regulates AGLC, and the Tennessee Regulatory Authority (TRA) regulates Chattanooga. AGLC comprises substantially all of AGL Resources' assets, revenues, and earnings. When we discuss the operations and activities of AGLC and Chattanooga, we refer to them, collectively, as the "utility."

AGL Resources also operates the following wholly owned nonutility subsidiaries:

- AGL Energy Services, Inc., a gas supply services company that has one wholly owned nonutility subsidiary, Georgia Gas Company;
- AGL Interstate Pipeline Company which owns a 50% interest in Cumberland Pipeline Company; Cumberland Pipeline Company is expected to provide interstate pipeline services to customers in Georgia and Tennessee beginning November 1, 2000;
- AGL Investments, Inc., which was established to develop and manage certain nonutility businesses including:


* AGL Gas Marketing, Inc., which owns a 35% interest in Sonat Marketing, L.P.; Sonat Marketing, L.P. engages in wholesale and retail natural gas trading;


* AGL Power Services, Inc., which owns a 35% interest in Sonat Power Marketing, L.P.; Sonat Power Marketing, L.P. engages in wholesale power trading;

* AGL Propane, Inc., which engages in the sale of propane and related products and services;

* Trustees Investments, Inc., which owns Trustees Gardens, a residentia and retail development located in Savannah, Georgia; and

* Utilipro, Inc., which engages in the sale of integrated customer care solutions to energy marketers; and


- AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company LLC; Etowah LNG Company LLC is a joint venture with Southern Natural Gas Company and was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

In July 1998,  AGL Resources formed a joint  venture known as SouthStar  Energy
Services LLC (SouthStar). SouthStar was established to sell natural gas, propane, fuel oil, electricity, and related services to industrial, commercial, and residential customers in Georgia and the Southeast. SouthStar is a joint venture among a subsidiary of AGL Resources, Dynegy Hub Services, Inc., a subsidiary of Dynegy, Inc., and Piedmont Energy Company, a subsidiary of Piedmont Natural Gas Company. SouthStar filed for certification as a retail marketer with the GPSC on July 15, 1998, and was approved on October 6, 1998. SouthStar operates in Georgia under the name Georgia Natural Gas Services.

Regulation of the Utility Business

The GPSC and the TRA regulate our utility business with respect to rates, maintenance of accounting records, and various other matters. Generally, we use the same accounting policies and practices nonutility companies use for financial reporting under generally accepted accounting principles. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates we charge our customers. (See Note 4 in Notes to Consolidated Financial Statements.)

Consolidation Policy

We use two different accounting methods to report our investments in our subsidiaries or other companies: consolidation and the equity method.

Consolidation    We use consolidation when we own a majority of the voting stock of the subsidiary or if we can otherwise exercise control over the entity. That means we combine our subsidiaries' accounts with our accounts. We eliminate intercompany balances and transactions when we consolidate the accounts. Our consolidated financial statements include the accounts of the following subsidiaries:

-       AGLC and its subsidiary, Chattanooga;
-       AGL Energy Services, Inc. and its subsidiary;
-       AGL Interstate Pipeline Company;
-       AGL Investments, Inc. and its subsidiaries; and
-       AGL Peaking Services, Inc.

The Equity Method    We use the equity  method  to  report  corporate  joint
ventures where we hold a 20% to 50% voting interest, unless we can exercise control over the entity. Under the equity method, we report our interest in the entity as an investment in our Consolidated Balance Sheets, and our percentage share of the earnings from the entity in our Statements of Consolidated Income.

We use the equity method to report our investments in the following:

-       Sonat Power Marketing, L.P.;
-       Sonat Marketing Company, L.P.;
-       Etowah LNG;
-       SouthStar Energy Services LLC; and
-       Cumberland Pipeline Company.


Utility Revenues

We record utility revenues in our Statements of Consolidated Income when we provide service to customers. Those revenues include estimated amounts for gas delivered, but not yet billed. Revenues from our utility business are based on rates approved by the GPSC and the TRA.

On July 1, 1998, AGLC began billing customers under a new rate structure that recovers nongas costs evenly throughout the year consistent with the way the costs are incurred. (See Note 2 in Notes to Consolidated Financial Statements.)

The GPSC authorized a weather normalization adjustment rider (WNAR), which was in effect during fiscal 1996, fiscal 1997, and the first nine months of fiscal 1998. In addition, the TRA has authorized a WNAR. They are designed to offset the impact of unusually cold or warm weather on customer billings and operating margin. On June 30, 1998, the WNAR for AGLC was discontinued, since the rate design mandated by the Georgia Natural Gas Competition and Deregulation Act (the Act) eliminates the effect of weather-related volumetric variances on nongas cost revenue collections. The WNAR for Chattanooga remains in effect.


Some industrial and commercial customers purchase gas directly from gas producers and marketers. The GPSC and the TRA have approved programs in which transportation charges are billed on those purchases.

Gas Costs

The utility incurs costs for the natural gas that it purchases and resells to customers. The utility charged its customers for the natural gas they consumed using purchased gas adjustment (PGA) mechanisms set by the GPSC and the TRA. Under the PGA, the utility deferred (included as a current asset or liability in the Consolidated Balance Sheets and excluded from the Statements of Consolidated Income) the difference between the utility's actual cost of gas and what it collected from customers in a given period. Then, the utility either billed or refunded its customers the deferred amount. The GPSC's order acknowledges that under the Act, AGLC's PGA will be deregulated when at least five nonaffiliated marketers are authorized to serve an area of Georgia. The GPSC issued more than five such authorizations on October 6, 1998. Consequently, AGLC will no longer defer any over-recoveries or under-recoveries of gas costs, and will refund to customers any over-recovery that existed when the PGA mechanism was deregulated on October 6, 1998.

Risk Management

AGLCs Gas Supply Plan for fiscal 1998 included limited gas supply hedging activities. AGLC was authorized to begin an expanded program to hedge up to one-half its estimated monthly winter wellhead purchases and to establish a price for those purchases at an amount other than the beginning-of-the-month index price. Such a program creates an additional element of diversification and price stability. The financial results of all hedging activities were passed through to residential and small commercial customers under the PGA provisions of AGLC's rate schedules. Accordingly, the hedging program did not affect our earnings.

Consistent with fiscal 1998, AGLC's Gas Supply Plan for fiscal 1999 will include limited gas supply hedging activities. In conjunction with deregulation, the fiscal 1999 hedging results will not pass through to residential and small commercial customers through a regulated PGA mechanism. Accordingly, in fiscal 1999, the hedging program may affect earnings.

Beginning in November 1998, AGLC began to make public the price at which it sells gas. AGLC also began a fixed-price option program to minimize the risk of loss incurred as a result of gas volume and price volatility after the price has been published. Each month before publishing the sales price, AGLC will determine whether to enter into a fixed-price option agreement for the respective month. In the event AGLC enters into such an agreement,it will pay a monthly option premium based on the potential need for incremental wellhead purchases. Such premium will fix AGLC's maximum gas purchase cost for incremental wellhead purchases at the agreements fixed price. Accordingly, in the event actual gas prices on any day during the month exceed the agreement's fixed price for the month, the option reimburses AGLC the difference in excess of the fixed price. If the actual gas price on any day during the month is less than the fixed price, AGLC pays the lesser price. The anticipated results of fixed-price option agreements will be to limit the effect of gas price volatility on earnings.

Income Taxes

We must report some of our assets and liabilities differently for financial accounting purposes than we do for income tax purposes. The tax effects of the  differences in those items are reported as deferred income tax assets
or liabilities  in our  Consolidated   Balance  Sheets. Investment tax credits
associated with our utility have been deferred and are being amortized as credits to income in accordance with regulatory treatment over the estimated lives of the related properties. We reduce income tax expense in our Statements of Consolidated Income for the investment tax credits and other tax credits associated with our nonutility subsidiaries.

Evaluation of Assets for Impairment

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) requires us to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. In accordance with SFAS 121, AGL
Resources has evaluated its long-lived assets for financial impairment. As a result of this review, AGL Resources recorded charges totaling $13.9 million to other operating expenses during the fourth quarter of 1998. Those charges included:

- a $10.8 million expense related to the impairment of certain assets no longer useful primarily due to changes in our information systems strategy; and
- a $3.1 million expense due to a decision by management not to seek recovery for certain deferred expenses.

Utility Plant and Depreciation

Utility Plant    Utility plant is the term we use to describe our utility
business property and equipment that is in use, being held for future use, and under construction. We report our utility plant at its original cost, which includes:

- material and labor;
- contractor  costs;
- construction  overhead costs (where applicable);  and
- an allowance for funds used during construction (described later in this note).

We charge retired or otherwise-disposed-of utility plant to accumulated depreciation.

Depreciation Expense    We compute depreciation by applying composite,
straight-line rates (approved by the GPSC and TRA) to the average investment in classes of depreciable utility property. The composite straight-line depreciation rate was approximately 3.2% for depreciable utility and nonutility property excluding transportation equipment during fiscal years 1998, 1997, and 1996. Transportation equipment is depreciated on a straight-line basis over a period of five to ten years.

Allowance for Funds Used During Construction (AFUDC)    We finance  construction
projects with borrowed funds and equity funds. The GPSC allows us to record the cost of those funds as part of the cost of construction projects on our Consolidated Balance Sheets. We do that through the AFUDC in our Statements of Consolidated Income. We calculate the AFUDC using a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC. For the nine months ended June 30, 1998, and for fiscal 1997 and fiscal 1996, the authorized AFUDC rate was 9.32%.

Statement of Cash Flows

For reporting our cash flows, we define cash equivalents as highly liquid investments that mature in three months or less.

Noncash  investing and financing transactions include the following:

- the issuance of common stock for ResourcesDirect, a stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan of $12.0 million in fiscal 1998, $12.5 million in fiscal 1997, and $12.3 million in fiscal 1996; and

- the issuance of 200,000 shares of AGL Resources common stock in the amount of $3.9 million for the acquisition of propane operations in June 1997.

During fiscal 1998 AGL Resources recorded noncash charges of $13.9 million related to the impairment of certain long-lived assets.

Earnings per Common Share

Earnings per common share for all periods have been computed under the provisions of a new accounting standard, Statement of Financial Accounting Standards No.128, "Earnings Per Share," which was adopted October 1, 1997, and calls for the restatement of all periods presented on a comparable basis. The following weighted average common share and common share equivalent amounts were used for the calculation of basic and diluted earnings per common share. The common share equivalents relate to stock options under stock compensation plans.

               ______________________________________________________________
                    Weighted Average         Weighted Average Number
                      Number of                Common Shares and
                    of Common Shares         Common Share Equivalents
Fiscal Year          (Basic Shares)             (Diluted Shares)
-----------------------------------------------------------------------------
  1998                57.0 million                57.1 million
-----------------------------------------------------------------------------
  1997                56.1 million                56.2 million
-----------------------------------------------------------------------------
  1996                55.3 million                55.4 million
_____________________________________________________________________________



Use of Accounting Estimates

We make estimates and assumptions when preparing financial statements under generally accepted accounting principles. Those estimates and assumptions affect various matters:

- reported amounts of assets and liabilities in our Consolidated Balance Sheets at the dates of the financial statements;
- disclosure of contingent assets and liabilities at the dates of the financial statements; and
- reported amounts of revenues and expenses in our Statements of Consolidated Income during the reporting periods.

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from our estimates.

Other

Gas inventories are stated at cost principally on a first-in, first-out method. Materials and supplies inventories are stated at lower of average cost or market.

Consistent with the rate treatment prescribed by the GPSC and the TRA, vacation pay and short-term disability benefits for the utility are expensed as those benefits are paid.

We have reclassified certain prior year amounts for comparative purposes. Those reclassifications did not affect consolidated net income for the years presented.


Recently Issued Accounting Pronouncements

In June 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130) and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131).

- SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements.
- SFAS 131 establishes standards for the way public companies report information about operating segments in annual financial statements. It also requires those companies to report selected information about operating segments in interim financial reports issued to shareholders.

We will adopt SFAS 130 and SFAS 131 in fiscal 1999.

In June 1998 the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for
derivative   instruments,   including  certain  derivative   instruments
embedded in other contracts, and for hedging activities. We will adopt SFAS 133 in fiscal 2000.

In March 1998 the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or
obtained for internal use.   We will adopt SOP 98-1 in fiscal 2000.


We do not expect those new pronouncements to have a material effect on our consolidated financial statements.


Note 2. Impact of Deregulation

Under Georgias Natural Gas Competition and Deregulation Act (the Act), AGLC elected to unbundle, or separate, the various components of its services to its customers. As a result, numerous changes have occurred with respect to the services being offered by AGLC and with respect to the manner in which AGLC
prices  and   accounts   for  those   services.   Consequently,  AGLC's future
expenses and revenues will not follow the same pattern as they have historically.

Pursuant to the Act, regulated rates ended on October 6, 1998, for natural gas commodity sales to AGLC customers. Consequently, AGLC will no longer defer any over-recoveries or under-recoveries of gas costs and will refund to customers the over-recovery that existed when the purchased gas adjustment provisions were deregulated.

Going forward, AGLC intends to design its prices for deregulated gas sales in a manner that, at a minimum, will allow it to recover its annual gas costs. Accordingly, substantial changes to future quarterly statements of income are expected from this new regulatory approach. AGLC intends to recover all its gas costs through the prices it will establish such that on an annual basis it recovers, at a minimum, the actual costs of acquiring gas supplies for sales services.

As part of the GPSC's rate case ruling, AGLC began billing customers on Therefore, total distribution rates were typically lower in the summer when customers used less gas, and higher in the winter when customers used more gas. Going forward, AGLC will collect such rates evenly throughout the year regardless of volumetric summer and winter differences in gas usage.

In addition, there are other AGLC revenues that reflect costs associated with services deemed ancillary to distribution service that will change as customers select a marketer for sales service. For example, as customers choose a marketer, the associated revenues to AGLC for billing, billing inquiries, payment collection, payment processing, and possibly meter reading will decrease if those services are provided by the marketer. The regulatory provisions provide for a reduction in the revenues associated with those services as AGLC has the opportunity to avoid such future costs.
Consequently, those provisions will reduce some of the regulated revenue and associated expenses for AGLC.

Note 3. Income Taxes

Income Tax Expense

We have two categories of income taxes in our Statements of Consolidated Income: current and deferred. Our current income tax expense consists of regular tax less applicable tax credits. Our deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Investment Tax Credits

We have deferred investment tax credits associated with our utility as a regulatory liability in our Consolidated Balance Sheets. (See Note 4 in Notes to Consolidated Financial Statements.) Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. We reduce income tax expense in our Statements of Consolidated Income for the investment tax credits and other tax credits associated with our nonutility subsidiaries.

Deferred Income Tax Assets and Liabilities

We must report some of our assets and liabilities differently for financial accounting purposes than we do for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in our Consolidated Balance Sheets. We measure the assets and liabilities using income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The regulatory tax liability is being amortized over approximately 30 years. (See Note 4 in Notes to Consolidated Financial Statements.)

Components of income tax expense shown in the Statements of Consolidated Income are as follows:

                                   ___________________________________
Millions of dollars                     1998      1997      1996
----------------------------------------------------------------------
Included in expenses:
Current income taxes
  Federal                               $25.3     $24.2     $20.3
  State                                   3.6       5.5       3.0
Deferred income taxes
  Federal                                 9.7      16.7      21.6
  State                                   1.6       1.8       4.1
Amortization of investment
 tax credits                             (1.4)     (1.4)     (1.5)
----------------------------------------------------------------------
Total                                   $38.8     $46.8     $47.5
______________________________________________________________________



Reconciliation between the statutory federal income tax rate and the effective rate is as follows:

                                             _________________________
Millions of dollars                                   1998
----------------------------------------------------------------------
                                                           % of Pretax
                                              Amount         Income
----------------------------------------------------------------------
Computed tax expense                          $41.8          35.0

State income tax, net of federal
 income tax benefit                             3.5           2.9

Amortization of investment tax credits         (1.4)         (1.2)

Adjustment of prior year's income taxes        (2.3)         (1.9)

Other - net                                    (2.8)         (2.3)
----------------------------------------------------------------------
Total income tax expense                      $38.8          32.5
______________________________________________________________________



                                             _________________________
Millions of dollars                                   1997
----------------------------------------------------------------------
                                                           % of Pretax
                                              Amount         Income
----------------------------------------------------------------------
Computed tax expense                          $43.2          35.0

State income tax, net of federal
 income tax benefit                             4.5           3.7

Amortization of investment tax credits         (1.4)         (1.1)

Other - net                                      .5            .4
----------------------------------------------------------------------
Total income tax expense                      $46.8          38.0
______________________________________________________________________




                                             _________________________
Millions of dollars                                   1996
----------------------------------------------------------------------
                                                           % of Pretax
                                              Amount         Income
----------------------------------------------------------------------
Computed tax expense                          $43.1          35.0

State income tax, net of federal
 income tax benefit                             4.3           3.5

Amortization of investment tax credits         (1.5)         (1.2)

Other - net                                     1.6           1.3
----------------------------------------------------------------------
Total income tax expense                      $47.5          38.6
______________________________________________________________________




Components that give rise to the net deferred income tax liability as of September 30 are as follows:

                                                  ____________________
Millions of dollars                                 1998      1997
----------------------------------------------------------------------
Deferred tax liabilities:

Property - accelerated depreciation and
other property-related items                      $221.9    $206.8
Other                                               19.1      18.5
----------------------------------------------------------------------
Total deferred tax liabilities                     241.0     225.3
----------------------------------------------------------------------
Deferred tax assets:

Deferred investment tax credits                   $ 10.0    $ 10.6
Other                                               28.0      23.0
----------------------------------------------------------------------
Total deferred tax assets                           38.0      33.6
----------------------------------------------------------------------
Net deferred tax liability                        $203.0    $191.7
______________________________________________________________________




Note 4. Regulatory Assets and Liabilities

As discussed in Note 1, the GPSC and the TRA regulate our utility business. We generally use the same accounting policies and practices nonregulated companies use for financial reporting under generally accepted accounting principles. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates we charge our customers. When that happens, we must defer certain utility expenses and income in our Consolidated Balance Sheets as regulatory assets and liabilities. We then record them in our Statements of Consolidated Income (using amortization) when we include them in the rates we charge our customers.


We have recorded regulatory assets and liabilities in our Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71).

In July 1997, the Emerging Issues Task Force (EITF) concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment of the utility. The EITF consensus permits assets and liabilities of a deregulated segment to be retained if they are recoverable through a segment that remains regulated.

Georgia has enacted legislation, the Act, which allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates local gas distribution companies charge to transport natural gas through their intrastate pipe system will continue to be regulated by the GPSC. Therefore, we have concluded that the continued application of SFAS 71 remains appropriate. The remaining regulatory liability associated with the deregulated gas function will be refunded.

We summarize our regulatory assets and liabilities in the following table (in millions):


                                             _________________________
At September 30,                                1998        1997
----------------------------------------------------------------------
Assets:

Unrecovered environmental response costs       $77.6        $55.0

Unrecovered postretirement benefits costs        9.3         10.0

Deferred purchased gas adjustment                             8.5

Other                                            7.9          4.2
---------------------------------------------------------------------
Total                                          $94.8        $77.7
---------------------------------------------------------------------

Liabilities:

Unamortized investment tax credit              $25.8        $27.3

Deferred purchased gas adjustment                8.9

Regulatory tax liability                        17.3         18.3

Environmental response cost recoveries
 from third parties - customer portion           9.5         10.1

Environmental response cost recoveries
 from third parties - deferred company
 portion                                         4.8          6.1

Other                                            2.2          3.7
----------------------------------------------------------------------
Total                                          $68.5        $65.5
______________________________________________________________________




Note 5. Employee Benefit Plans and Stock-Based Compensation Plans

Substantially all AGL Resources employees are eligible to participate in the company's employee benefit plans.

Pension Benefits

AGL Resources sponsors a defined benefit retirement plan for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. We generally calculate the benefits under that plan based on age, years of service, and pay. Our employees do not contribute to that plan.

Sometimes we amend the plan retroactively. Retroactive plan amendments require us to recalculate benefits related to participants' past service. We amortize the change in the benefit costs from those plan amendments on a straight-line basis over the average remaining service period of active employees. We fund the plan by contributing annually the amount required by applicable regulations and recommended by our actuary. We calculate the amount of funding using an actuarial method called the projected unit credit cost method. The plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

AGL Resources has an excess benefit plan that is unfunded and provides supplemental benefits to some officers after retirement. In September 1994 we established a voluntary early retirement plan for some AGL Resources officers that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.

We show the components of total net pension cost in the following table:

                                       ______________________________________
Millions of dollars                     1998           1997           1996
-----------------------------------------------------------------------------
Service cost                           $  4.6         $  4.0         $  4.0

Interest cost                            16.6           16.2           15.8

Actual return on assets                 (32.0)         (30.6)         (19.3)

Net amortization and deferral            16.2           16.9            6.3
----------------------------------------------------------------------------
Net periodic pension cost              $  5.4         $  6.5         $  6.8
----------------------------------------------------------------------------

Actuarial assumptions used include:

Discount rate                             7.5%           7.5%           7.8%

Rate of increase in compensation
 levels                                   4.5%           4.5%           4.5%

Expected long-term rate of return
 on assets                                8.3%           8.3%           8.3%
____________________________________________________________________________





We show the funded status of the plan in the following table:


                                                       ____________________
Millions of dollars                                     1998       1997
---------------------------------------------------------------------------

Actuarial present value of benefit obligations

Vested benefit obligation                             $ 202.1    $ 187.2
---------------------------------------------------------------------------

Accumulated benefit obligation                        $ 206.2    $ 190.5
---------------------------------------------------------------------------

Projected benefit obligation                          $(242.8)   $(223.8)
Plan assets at fair value                               229.5      212.1
---------------------------------------------------------------------------

Plan assets less than projected benefit
 obligation                                             (13.3)     (11.7)

Unrecognized net loss                                    11.0       15.1

Remaining unrecognized net assets at date
 of initial adoption                                     (3.0)      (3.7)

Unrecognized prior service cost                           3.1        3.5
---------------------------------------------------------------------------
Prepaid (accrued) pension costs                        $ (2.2)   $   3.2
___________________________________________________________________________




Employee Savings Plan Benefits

AGL Resources also sponsors the Retirement Savings Plus Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the Retirement Savings Plus Plan, we made matching contributions to participant accounts in the following amounts:

- $3.5 million in fiscal 1998;
- $3.3 million in fiscal 1997; and
- $3.2 million in fiscal 1996.

AGL Resources' Nonqualified Savings Plan, an unfunded, nonqualified plan similar to the defined contribution savings plan described above, was established on July 1, 1995. The Nonqualified Savings Plan provides an opportunity for eligible employees to contribute for retirement savings. Our contributions to the Nonqualified Savings Plan during fiscal years 1998, 1997, and 1996 were not significant.

Employee Stock Ownership Benefits

AGL Resources' Leveraged Employee Stock Ownership Plan (LESOP) provides eligible employees with another source of retirement income, while enabling them to be AGL Resources shareholders.

In January 1988 we purchased 2 million shares of common stock for $11.75 per share with the proceeds of a loan secured by the common stock. We did not guarantee the repayment of the loan. The loan was repaid from regular cash dividends on our common stock paid to the LESOP and from contributions to the LESOP, as approved by our Board of Directors. Repayment of the loan was completed December 31, 1997. Contributions to the LESOP were as follows:

-       $.2 million for fiscal 1998;
-       $.9 million for fiscal 1997; and
-       $.7 million for fiscal 1996.

Postretirement Benefits

We sponsor defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for AGL Resources. We generally calculate the benefits under those plans based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan.


Effective October 1, 1993, we adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits other than pensions during the years an employee provides service. In 1993 the GPSC approved a five-year phase-in that defers a portion of other postretirement benefits expense for future recovery. A regulatory asset has been recorded for that amount. In 1993 the TRA approved the recovery of other postretirement benefits expense that is funded through an external trust.


We show the components of net periodic postretirement benefits costs in the following table:


                                        ___________________________________
Millions of dollars                       1998         1997       1996
---------------------------------------------------------------------------
Service cost                             $   .9       $   .8     $   .8

Interest cost                               7.6          8.0        8.8

Actual return on assets                    (1.5)        (1.0)       (.6)

Amortization of transition obligation       3.6          3.8        4.2
---------------------------------------------------------------------------
Net postretirement benefits costs        $ 10.6       $ 11.6     $ 13.2
___________________________________________________________________________



Net periodic postretirement benefits costs were recovered from utility customers as follows:

- $11.3 million in fiscal 1998;
- $11.3 million in fiscal 1997; and
- $10.7 million in fiscal 1996.


The difference between our total net postretirement benefits costs and the associated costs recovered from our utility customers of $.3 million in 1997 and $2.5 million in fiscal 1996 was deferred for future recovery through amortization and recognized as regulatory assets in the financial statements consistent with regulatory decisions. The $.7 million difference in fiscal 1998 represents the amortization of the regulatory asset.

The following schedule sets forth the plan's funded status as of September 30, 1998 and 1997:

                                             ___________________________
Millions of dollars                             1998          1997
------------------------------------------------------------------------
Retirees                                      $ 81.5         $ 82.2

Fully eligible active plan participants          7.1            6.4

Other active plan participants                  16.2           14.8
------------------------------------------------------------------------
Total accumulated postretirement benefit
 obligation                                    104.8          103.4

Plan assets at fair value                       23.6           17.9
------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation in excess of plan assets            81.2           85.5

Unrecognized transition obligation             (61.3)         (65.5)

Unrecognized gain                               13.5           14.3
------------------------------------------------------------------------
Accrued postretirement benefits costs         $ 33.4         $ 34.3
________________________________________________________________________



Assumptions    For purposes of measuring the accumulated postretirement benefit obligation, the assumed health care inflation rate for pre-Medicare eligibility is as follows:

- 10.0% in 1998, decreasing .5% per year to 6.0% in the year 2006, decreasing .25% to 5.75% in 2007, and decreasing .5% to 5.25% in 2008.

The assumed health care inflation rate for post-Medicare eligibility is as follows:

- 8.5% in 1998, decreasing .5% per year to 5.5% in the year 2004, decreasing .25% to 5.25% in 2005, and decreasing .25% to 5.0% in 2006.

Increasing the assumed health care inflation rate by 1% would increase the accumulated postretirement benefit obligation by approximately $4.2 million as of September 30, 1998, and increase the accrued postretirement benefits cost by approximately $.3 million for fiscal 1998.

The assumed discount rate used in determining the postretirement benefit obligation was as follows:

-  7.0% in 1998;
-  7.5% in 1997; and
-  7.75% in 1996.

Stock-Based Compensation Plans

AGL Resources' Long-Term Stock Incentive Plan (LTSIP) provides for grants of restricted stock awards, incentive and nonqualified stock options, and stock appreciation rights to key employees. The LTSIP currently authorizes issuance of up to 3.2 million shares of our common stock. In addition, we maintain AGL Resources' Non-Employee Directors Equity Compensation Plan (Directors Plan) in which all non-employee directors participate. The Directors Plan currently authorizes the issuance of up to 200,000 shares of common stock. Key employees and non-employee directors realize value from option grants only to the extent that the fair market value of the common stock of AGL Resources on the date of exercise of the option exceeds the fair market value of the common stock on the date of grant.

LTSIP Stock Awards

Stock awards generally are subject to some vesting restrictions. We recognize compensation expense for those stock awards over the related vesting periods. We awarded shares of stock to key employees in the following amounts:

- 41,424 shares in fiscal  1998;
- 31,863  shares in fiscal  1997; and
- 7,249 shares in fiscal 1996.

At the date of the award, the weighted average fair value of the shares was as follows:

- $19.890 in fiscal 1998;
- $20.125 in fiscal 1997; and
- $19.758 in fiscal 1996.

LTSIP Incentive and Nonqualified Stock Options

Incentive and nonqualified stock options are granted at the fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options become fully exercisable six months after the date of grant and generally expire 10 years after that date.

A summary of activity related to grants of incentive and nonqualified stock options follows:

                              _________________________________________
                                   Number of      Weighted Average
                                   Options        Excercise Price
-----------------------------------------------------------------------
Outstanding - Sept. 30, 1995        849,160           $ 17.18

Granted                             299,340             19.40

Exercised                          (109,980)            17.24

Forfeited                           (27,176)            19.49
-----------------------------------------------------------------------
Outstanding - Sept. 30, 1996      1,011,344           $ 17.77
-----------------------------------------------------------------------
Granted                             510,119           $ 20.17

Exercised                          (104,520)            16.70

Forfeited                           (28,169)            19.76
-----------------------------------------------------------------------
Outstanding - Sept. 30, 1997      1,388,774           $ 18.69
-----------------------------------------------------------------------
Granted                             810,572             19.90

Exercised                           (68,684)            16.95

Forfeited                           (51,867)            20.11
-----------------------------------------------------------------------
Outstanding - Sept. 30, 1998      2,078,795           $ 19.19
_______________________________________________________________________



Information about outstanding and exercisable options as of September 30, 1998, follows:


                                _____________________________________________________      _________________________________
                                                Options Outstanding                              Options Exercisable
                                _____________________________________________________      _________________________________

                                                  Weighted Average
                                                    Remaining            Weighted                                Weighted
                                                  Contractual Life       Average                                 Average
Range of Exercise Prices      Number of Options     (in years)        Exercise Price       Number of Options   Exercise Price
------------------------------------------------------------------------------------------------------------------------------

$13.75 to $17.44                     299,730           4.8                 $15.88                299,730           $15.88

$18.13 to $19.81                     815,138           6.9                 $19.23                755,138           $19.26

$20.00 to $22.06                     963,927           8.2                 $20.18                953,713           $20.16
------------------------------------------------------------------------------------------------------------------------------

$13.75 to $22.06                   2,078,795           7.2                 $19.19              2,008,581           $19.18
______________________________________________________________________________________________________________________________




A summary of outstanding options that are fully exercisable follows:


                                    ___________________________________
                                      Number of       Weighted Average
                                       Options         Exercise Price
-----------------------------------------------------------------------
Exercisable - September 30, 1996      1,006,166          $17.76

Exercisable - September 30, 1997      1,384,125          $18.69

Exercisable - September 30, 1998      2,008,581          $19.18
_______________________________________________________________________



We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock option plans. Accordingly, no compensation expense has been recognized in connection with our LTSIP option grants. If we had determined compensation expense for the issuance of options based on the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share would have been reduced to the pro forma amounts presented below:

                                    ___________________________________________
For the years ended Sept. 30,           1998           1997           1996
-------------------------------------------------------------------------------
Net income-as reported (millions)       $80.6          $76.6          $75.6

Net income-pro forma (millions)         $79.4          $75.6          $75.2

Basic earnings per share-as reported    $1.41          $1.37          $1.37

Basic earnings per share-pro forma      $1.39          $1.35          $1.36

Diluted earnings per share-as reported  $1.41          $1.36          $1.36

Diluted earnings per share-pro forma    $1.39          $1.35          $1.36
_______________________________________________________________________________



In accordance with the fair value method of determining compensation expense, the weighted average grant date fair value per share of options granted was as follows:

- $2.55 in fiscal 1998;
- $2.93 in fiscal 1997;  and
- $2.34 in fiscal 1996.

We used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions:

                                   __________________________________
For the years ended Sept. 30,           1998      1997      1996
---------------------------------------------------------------------
Expected life (years)                     7         7         7
Interest rate                           5.5%      6.3%      5.5%
Volatility                             17.8%     17.1%     16.5%
Dividend yield                          5.5%      5.3%      5.4%
_____________________________________________________________________




Non-Employee Directors Equity Compensation Plan (Directors Plan)

Under the Directors Plan, each non-employee director receives an annual grant of:

- a stock award equal to the fair market value of the $16,000 annual retainer, which is payable to each director; and
- a nonqualified stock option to purchase the same number of shares of common stock as the annual stock award.

Nonqualified stock options are granted at the fair market market value on the date of grant. Options generally expire 10 years after the date of grant. Non-employee directors were granted options to purchase an aggregate of the following:

- 7,980 shares in fiscal 1998;
- 7,960 shares in fiscal 1997; and
- 9,306 shares in fiscal 1996.


Note 6. Common Stock

Shareholder Rights Plan

On March 6, 1996, AGL Resources' Board of Directors adopted a Shareholder Rights Plan. The plan contains provisions to protect AGL Resources' shareholders in the event of unsolicited offers to acquire AGL Resources or other takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. As required by the Shareholder Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of AGL Resources' common stock, with distribution made to shareholders of record on March 22, 1996.


The Rights, which will expire March 6, 2006, initially will be represented by, and traded together with, AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless some triggering events occur. One of the triggering events is the acquisition of 10% or more of AGL Resources' common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights, and preferences of one share of common stock. As of September 30, 1998, 1 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.

Stock Split

On November 3, 1995, the Board of Directors declared a two-for-one stock split of the common stock effected in the form of a 100% stock dividend to shareholders of record on November 17, 1995, and payable on December 1, 1995. All references to number of shares and to per share amounts have been restated retroactively to reflect the stock dividend.

Other

AGL Resources issued the following:

-  739,380 shares of its common stock in fiscal 1998;
-  753,866 shares of its common stock in fiscal 1997; and
-  792,919 shares of its common stock in fiscal 1996

under  ResourcesDirect, a stock purchase and dividend reinvestment plan; the
Retirement Savings  Plus  Plan;  the  Long-Term   Stock  Incentive Plan;  the
Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.

As of September 30, 1998, 7,295,993 shares of common stock were reserved for issuance pursuant to ResourcesDirect, the Retirement Savings Plus Plan, the Long-Term Stock Incentive Plan, the Nonqualified Savings Plan, and the Non-Employee Directors Equity Compensation Plan.

Note 7. Preferred Stock

Subsidiary Obligated Mandatorily Redeemable Preferred Securities
(Capital Securities)

In June 1997 we established AGL Capital Trust (the Trust), a Delaware business trust, and we own all the common voting securities. The Trust issued and sold $75 million principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security) to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Sub-ordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

The Capital Securities are subject to mandatory redemption at the time of the repayment of the Junior Subordinated Debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007.

We fully and unconditionally guarantee all the Trust's obligations for the Capital Securities. We used the net proceeds of approximately $74 million from the sale of the Junior Subordinated Debentures to repay short-term debt, to redeem some of AGLC's outstanding issues of preferred stock, and for other corporate purposes.

Other Preferred Securities

As of September 30, 1998, AGL Resources had 10 million shares of authorized, but unissued, Class A Junior Participating Preferred Stock, no par value; and 10 million shares of authorized, but unissued, preferred stock, no par value. As of September 30, 1998, AGLC had 10 million shares of authorized, but unissued, preferred stock, no par value.

On August 15, 1997, AGLC redeemed the following

-  4.5% Cumulative Preferred Stock;
-  4.72% Cumulative Preferred Stock;
-  5% Cumulative Preferred Stock;
-  7.84% Cumulative Preferred Stock; and
-  8.32% Cumulative Preferred Stock.

Those issues of preferred stock were redeemed at the call price in effect for each issue, for a total of $14.7 million. They have been retired in full.

On December 1, 1997, AGLC redeemed its 7.70% Series depositary preferred stock at the redemption price of $100 per share. That issue of preferred stock has been retired in full.

Note 8. Long-Term Debt

Long-term debt matures more than one year from the date of the financial statements. Medium-term notes Series A, Series B, and Series C were issued under an Indenture dated December 1, 1989. The notes are unsecured and rank on parity with all other unsecured indebtedness. During 1997 the remaining $105.5 million in principal amount of such notes was issued, with maturity dates ranging from 20 to 30 years and with interest rates ranging from 6.55% to 7.3%. Net proceeds from the issuance of medium-term notes were used to fund capital expenditures, repay short-term debt, and for other corporate purposes. The annual maturities of long-term debt for the five-year period ending September 30, 2003, are as follows:

- $50 million in fiscal 2000;
- $20 million in fiscal 2001;
- $45 million in fiscal 2002; and
- $48 million in fiscal 2003.


The outstanding  long-term debt as of September 30 is as follows:

                                   ________________________
Millions of dollars                  1998         1997
-----------------------------------------------------------
Medium-term notes

Series A(1)                         $ 60.0        $ 60.0

Series B(2)                          300.0         300.0

Series C(3)                          300.0         300.0
-----------------------------------------------------------
Total                               $660.0        $660.0
___________________________________________________________
(1) Interest rates from 8.90% to 9.10% with maturity dates from 2000 to 2021.
(2) Interest rates from 7.15% to 8.70% with maturity dates from 2000 to 2023.
(3) Interest rates from 5.90% to 7.30% with maturity dates from 2004 to 2027.


Note 9. Short-Term Debt

Short-term debt matures within one year from the date of the financial statements. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary throughout the year from $240 million in the summer months to $290 million for peak winter financing. Certain of the lines are on a commitment-fee basis. As of September 30, 1998, $165 million was available on lines of credit.



                                        __________________________________
Millions of dollars                       1998         1997        1996
--------------------------------------------------------------------------
Maximum amounts of short-term debt
 outstanding at any month end
 during the year                       $ 149.0       $ 189.0    $ 156.3
--------------------------------------------------------------------------
Weighted average interest rates

Short-term debt outstanding at end
 of year                                  5.8%          5.9%       5.7%
__________________________________________________________________________



Note 10. Commitments and Contingencies

Agreements for Firm Pipeline and Storage Capacity

In connection with its utility business, AGL Resources has agreements for firm pipeline and storage capacity that expire at various dates through 2014. The aggregate amount of required payments under such agreements totals approximately $1.3 billion, with annual required payments of $221 million in fiscal 1999, $221 million in fiscal 2000, $203 million in fiscal 2001, $181 million in fiscal 2002, and $77 million in fiscal 2003. Total payments of fixed charges under all agreements were $220 million in fiscal 1998, $215 million in fiscal 1997, and $225 million in fiscal 1996. The purchased gas adjustment provisions of the utilitys rate schedules have permitted the recovery of these gas costs from customers. As a result of the Act, AGLC's rights to capacity under the purchase agreements will be assigned to certificated marketers as they acquire firm customers. Marketers will be responsible for payment of the fixed charges associated with the assignments.

FERC Order 636: Transition Costs Settlement Agreements

The utility purchases natural gas transportation and storage services from interstate pipeline companies, and the Federal Energy Regulatory Commission
(FERC) regulates those services and the rates the interstate pipeline companies charge it. During the past decade, the FERC has transformed dramatically the natural gas industry through a series of generic orders promoting competition in the industry. As part of that transformation, the interstate pipelines that serve the utility have been required to -

-   unbundle, or separate, their transportation and gas supply services, and
- provide a separate transportation service on a nondiscriminatory basis for the gas that is supplied by numerous gas producers or other third parties.

The FERC is considering further revisions to its rules, including the following:

-  its policies governing secondary market transactions; and
- revisions that would permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

The utility cannot predict whether those changes will be adopted or how they potentially might affect it.

The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the suppliers' transportation and gas supply services. Based on its pipeline suppliers' filings with the FERC, the utility estimates the total portion of its transition costs from all its pipeline suppliers will be approximately $106.2 million. As of September 30, 1998, approximately $97.8 million of those costs has been incurred and is being recovered from the utility's customers under the purchased gas provisions of its rate schedules. Going forward, AGLC will recover the majority of the remaining costs through its gas sales. A small portion of the costs will be recovered from certificated marketers as part of the assignment process under its unbundling plan.


The largest portion of the transition costs the utility must pay consists of gas supply realignment costs that Southern Natural Gas Company (Southern) and Tennessee Gas Pipeline Company (Tennessee) bill the utility. The utility and other parties have entered restructuring settlements with Southern and Tennessee that resolve all transition cost issues for those pipelines.

Under the Southern settlement, the utility's share of Southern's transition costs is about $88 million, of which the utility incurred $84.5 million as of September 30, 1998. Under the Tennessee settlement, the utility's share of Tennessee's transition costs is about $14.7 million, of which the utility incurred $10 million as of September 30, 1998.


Collective Bargaining Agreements

On September 30, 1998, AGL Resources and its subsidiaries had 2,791 employees. Of that total, approximately 702 employees are covered under collective bargaining agreements. Those agreements provided for a $500 lump sum payment to each bargaining unit employee in 1998. Based on current pay levels, it is anticipated that the majority of bargaining unit employees will not receive any base pay increases until 1999. The collective bargaining agreements expire in 2000 and 2001.

Rental Expense

Total rental expense for property and equipment was as follows:

-       $7.7 million in fiscal 1998;
-       $6.5 million in fiscal 1997; and
-       $7 million in fiscal 1996.

Minimum annual rentals under noncancelable operating leases are as follows:

-       fiscal 1999 - $8.9 million;
-       fiscal 2000 - $8.6 million;
-       fiscal 2001 - $8.8 million;
-       fiscal 2002 - $8.6 million;
-       fiscal 2003 - $6.1 million; and
-       thereafter - $6.5 million.


On October 14, 1998, AGL Resources entered into an arrangement to sublease certain corporate office space, the term of which will begin on December 1, 1998, and will expire on January 3, 2003. The original lease is an operating lease. Annual sublease rental receipts are as follows:

-       fiscal 1999 - $.9 million;
-       fiscal 2000 - $1.5 million;
-       fiscal 2001 - $1.5 million;
-       fiscal 2002 - $1.5 million; and
-       fiscal 2003 - $.4 million.


Litigation

We are involved in litigation arising in the normal  course of business. (See
Note 12 in Notes to Consolidated Financial Statements regarding Environmental Matters.) We believe the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements.

Note 11. Suppliers' Refunds

The utility has received refunds from its interstate natural gas suppliers. Those refunds are a result of FERC orders that adjust the price of various pipeline services purchased by the utility from suppliers in prior periods. Under purchased gas provisions of rate schedules approved by the TRA, Chattanooga credits the refunds to customers. Under purchased gas provisions of rate schedules approved by the GPSC, AGLC credited the refunds to customers until June 30, 1998. Beginning July 1, 1998, and thereafter, the Act requires AGLC to credit refunds from interstate natural gas suppliers to a universal service fund. The universal service fund provides a method to fund the recovery of marketers' uncollectible accounts, and it enables AGLC to expand its facilities to serve the public interest.

Note 12. Environmental Matters

Before natural gas was available in the Southeast in the early 1930s, AGLC manufactured gas from coal and other materials. Those manufacturing operations were known as "manufactured gas plants," or "MGPs." Because of recent environmental concerns, we are required to investigate possible contamination at those plants and, if necessary, clean them up.


Through the years AGLC has been associated with twelve MGP sites in Georgia and three in Florida. Based on investigations to date, we believe that some cleanup will be likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.


For each of those sites, we estimated our share of the likely costs of investigation and cleanup. We used the following process to do the estimates:
First, we eliminated the sites where we believe no cleanup or further investigation is likely to be necessary. Second, we estimated the likely future cost of investigation and cleanup at each of the remaining sites. Third, for some sites, we estimated our likely "share" of the costs.
We developed our estimate based on any agreements for cost sharing we have, the legal principles for sharing costs, our evaluation of other entities' ability to pay, and other similar factors.

Using that process, we believe our total future cost of investigating and cleaning up our MGP sites is between $47 million and $81.3 million. Within the range of $47 million to $81.3 million, we cannot identify a single number as the "best" estimate. Therefore, we have recorded the lower value, or $47 million, as a liability as of September 30, 1998. As of September 30, 1997, the liability which we had recorded was $37.3 million. During the year the liability increased $25.7 million. After making payments of $16.0 million, related to legal fees and technical support, the net increase in the liability was $9.7 million. The increase in the liability was based on revised estimates, which resulted in a corresponding increase in the unrecovered environmental response cost asset.

We have two ways of recovering investigation and cleanup costs. First, the GPSC has approved an "Environmental Response Cost Recovery Rider." It allows us to recover our costs of investigation, testing, cleanup, and litigation. Because of that rider, we have recorded an asset in the same amount as our investigation and cleanup liability. The GPSC, however, is conducting hearings about three aspects of the rider. Depending on how the GPSC rules, our recoveries under the rider could be affected. If the GPSC were to limit significantly our recovery under the rider, the results could be material.

The second way we could recover costs is by exercising the legal rights we believe we have to recover a share of our costs from other corporations and from insurance companies. We have been actively pursuing those recoveries. In fiscal 1998, we recovered $1.9 million. As required by the rider, we retained $.9 million of that amount, and we credited the balance to our customers.

Note 13. Fair Value of Financial Instruments

In the following table, we show the carrying amounts and fair values of financial instruments included in our Consolidated Balance Sheets as of September 30, 1998, and 1997.

                                               Carrying      Estimated
Millions of dollars                            Amount        Fair Value
 1998
 Long-term debt including
 current portion                               $660.0         $714.6
 Capital Securities                              74.3           81.5
 1997
 Long-term debt including
 current portion                               $660.0          $687.0
 Capital Securities                              74.3            76.3

The estimated fair values are determined based on the following:
* Long-term debt - interest rates that are currently available for issuance of debt with similar terms and remaining maturities.
* Capital securities - quoted market price and dividend rates for preferred stock with similar terms.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of September 30, 1998. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.


Note 14. Joint Ventures and Nonutility Acquisitions

SouthStar Energy Services LLC

In July 1998, AGL Resources formed a venture known as SouthStar Energy Services LLC (SouthStar). SouthStar was established to sell natural gas, propane, fuel oil, electricity, and related services to industrial, commercial, and residential customers in Georgia and the Southeast. SouthStar is a joint venture among a subsidiary of AGL Resources, Dynegy Hub Services, Inc., a subsidiary of Dynegy, Inc., and Piedmont Energy Company, a subsidiary of Piedmont Natural Gas Company. SouthStar filed for certification as a retail marketer with the GPSC on July 15, 1998, and was approved on October 6, 1998. SouthStar operates in Georgia under the name "Georgia Natural Gas Services."

Etowah LNG

On December 15, 1997, AGL Resources, through its subsidiary AGL Peaking Services, and Southern Natural Gas Company, a subsidiary of Sonat Inc., signed an agreement to construct, own, and operate a new liquefied natural gas peaking facility, Etowah LNG (Etowah). AGL Peaking Services and Southern each will own 50% of Etowah, the operations of which will be subject to jurisdiction of the FERC. Etowah is located in Polk County, Georgia.

The proposed plant will connect AGLC's and Southern's pipelines directly. Etowah will provide natural gas storage and peaking services to AGLC and other southeastern customers. The new facility will cost approximately $90 million and will have 2.5 billion cubic feet of natural gas storage capacity and 300 million cubic feet per day of vaporization capacity. AGL Resources' affiliates will manage the construction of the facility and operate it. Southern will provide administrative services.

The companies filed a certificate application with the FERC on April 20, 1998. Subject to receiving timely FERC approval, construction is expected to begin in early 1999 in order to provide peaking services during the 2001-2002 winter heating season.

Etowah has received subscriptions for peaking services for 71% of its firm peak-service capacity. The majority of such capacity has been subscribed for by AGLC pursuant to an agreement between AGLC and Etowah LNG Company LLC. Under this agreement, AGLC may, until February 15, 1999, terminate its subscription for capacity if, among other things, it determines that as a result of GPSC actions or inactions, the subscription for such capacity is not in AGLC's best interests. Termination by AGLC of its capacity subscription would not have a material effect on our consolidated financial statements.


Cumberland Pipeline Company

On December 1, 1997, AGL Resources, through its subsidiary AGL Interstate Pipeline, entered a joint venture with Transcumberland Pipeline Company, a subsidiary of Transcontinental Gas Pipe Line Corporation (Transco). The joint venture, Cumberland Pipeline Company (Cumberland), will provide interstate pipeline services to customers in Georgia and Tennessee.

Initially,   the  135-mile   pipeline  will  include  existing  pipeline
infrastructure owned by the two companies extending from Walton County, Georgia, to Catoosa County, Georgia. The pipeline is projected to enter service by November 1, 2000; Cumberland will be positioned to serve AGLC, Chattanooga, and other markets throughout the eastern Tennessee Valley, northwest Georgia, and northeast Alabama. Transco and AGL Resources affiliates each will own 50% of Cumberland, and a Transco affiliate will serve as operator. The companies announced an open season from March 30, 1998, to May 29, 1998, for nonbinding subscriptions for capacity on Cumberland, and the project will be submitted to the FERC for approval during fiscal 1999.

Service from Cumberland was included in the five-year forecast filed with AGLCs 1999 Gas Supply Plan at the GPSC. In that proceeding, the GPSC granted a request by East Tennessee Natural Gas Company (East Tennessee) to establish a separate proceeding to examine AGLC's plans to replace service from East Tennessee with service from Cumberland. The separate proceeding provides for two rounds of comments by interested parties, to be filed with the GPSC in December 1998 and January 1999. Although the GPSC decision may affect AGLC's plans to contract for service from Cumberland, AGLC cannot predict the outcome of that proceeding.

Sonat Marketing Company, L.P.

During August 1995 AGLC signed an agreement with Sonat Inc. to form the joint venture, Sonat Marketing Company, L.P. (Sonat Marketing). Sonat Marketing offers natural gas sales, transportation, risk management, and storage services in key natural gas producing and consuming areas of the United States.

AGLC invested $32.6 million for a 35% ownership interest in Sonat Marketing, which was transferred to AGL Gas Marketing, Inc., a wholly owned subsidiary of AGL Investments, during the third quarter of fiscal 1996. AGL Gas Marketing, Inc.'s 35% investment is being accounted for under the equity method. The excess of the purchase price over the estimated fair value of the net tangible assets of approximately $23 million has been allocated to intangible assets consisting of customer lists and goodwill. Those assets are being amortized over 10 and 35 years, respectively.

AGL Investments has rights through August 2000 to sell its interest in Sonat Marketing to Sonat Inc. at a predetermined fixed price, as defined, or for fair market value at any time.

Sonat Power Marketing, L.P.

AGL Power Services, Inc., a wholly owned subsidiary of AGL Investments, holds a 35% interest in Sonat Power Marketing, L.P., which provides power marketing and all related services in key market areas throughout the United States. During fiscal 1996, AGL Power Services, Inc. invested approximately $1 million in exchange for a 35% ownership interest in the partnership.

Regional Propane Operations

During fiscal 1997 AGL Investments acquired regional propane operations in northern Alabama, northern Georgia, and eastern Tennessee for approximately $17.7 million. Those acquisitions are accounted for following the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net tangible assets of approximately $5.8 million has been allocated to goodwill and is being amortized over 40 years.

Note 15. Related Party Transactions

AGL Resources purchased gas totaling $208.2 million in fiscal 1998, $287.9 million in fiscal 1997, and $247.5 million in fiscal 1996 from Sonat Marketing and its affiliates. AGL Resources had outstanding obligations payable to Sonat Marketing of $27.4 million as of September 30, 1998, and $32.6 million as of September 30, 1997.

AGL Resources sold gas totaling $1.9 million in fiscal 1998 to SouthStar. AGL Resources recognized revenue of $.5 million on services provided to SouthStar during fiscal 1998. AGL Resources had $2.5 million in accounts receivable from SouthStar as of September 30, 1998. AGL Resources' purchases from SouthStar in fiscal 1998 were immaterial.

Note 16. Quarterly Financial Data (Unaudited)

The increase in operating revenues and net income in the quarter ended September 30, 1998, is primarily due to a new rate structure, which recovers nongas costs evenly throughout the year consistent with the way the costs are incurred. That rate structure for AGLC's gas distribution service was effective July 1, 1998.

The increase was offset partly by higher  operating  expenses  resulting
principally  from  noncash,   nonrecurring   charges  of  $13.9  million
associated with the impairment of certain assets no longer useful primarily due to changes in our information systems strategy. (See Note
1 in Notes to Consolidated Financial Statements.) During the quarter ended September 30, 1998, we reduced our income tax liability for prior years by $2.3 million.

Quarterly financial data for fiscal 1998 and fiscal 1997 are summarized as follows:

Millions of dollars,
except per share data                 Operating      Operating
Quarter Ended                          Revenues       Income
1998
December 31, 1997                      $402.3          $52.4
March 31, 1998                          483.9           83.3
June 30, 1998                           247.0            8.8
September 30, 1998                      205.4           23.1
1997
December 31, 1996                      $379.6          $60.2
March 31, 1997                          496.7           89.0
June 30, 1997                           216.7           15.1
September 30, 1997                      194.6            7.2


                                  Basic         Diluted
                                  Earnings      Earnings
                        Net       (Loss)Per    (Loss) Per
                        Income    Common        Common
Quarter Ended          (Loss)(a)  Share(a)      Share(a)
1998
December 31, 1997      $25.7       $.45          $.45
March 31, 1998          45.1        .79           .79
June 30, 1998           (1.2)      (.02)         (.02)
September 30, 1998      11.0        .19           .19
1997
December 31, 1996      $29.6       $.53          $.53
March 31, 1997          49.0        .88           .87
June 30, 1997            1.4        .03           .03
September 30, 1997      (3.4)      (.06)         (.06)

(a) The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business.

Basic and diluted earnings per common share are calculated based on the weighted average number of common shares outstanding and common share equivalents during the quarter. Those totals differ from the basic and diluted earnings per share, as shown on the Statements of Consolidated Income, which are based on the weighted average number of common shares outstanding and common share equivalents for the entire year.

Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 1998 and 1997, and the related statements of consolidated income, common stock equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of AGL Resource's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


DELOITTE AND TOUCHE LLP
Atlanta, Georgia
November 2, 1998



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

Walter M. Higgins                        J. Michael Riley
President and                            Senior Vice President and
Chief Executive Officer                  Chief Financial Officer
November 2, 1998                         November 2, 1998

Selected Financial Data
                                                                            For the years ended September 30,
                                                    -------------------------------------------------------------------------------

In millions, except per share amounts              1998          1997          1996          1995          1994           1993

-----------------------------------------------------------------------------------------------------------------------------------

Income Statement Data
   Operating revenues                          $ 1,338.6      $ 1,287.6     $ 1,228.6      $ 1,068.5     $ 1,199.9      $ 1,130.3
   Cost of sales                                   796.0          766.5         725.5          574.1         736.8          701.0
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   Operating margin                                542.6          521.1         503.1          494.4         463.1          429.3
-----------------------------------------------------------------------------------------------------------------------------------
   Other operating expenses
      Operation                                    238.1          226.2         221.8          215.5         207.0          187.6
      Restructuring costs                                                                       70.3
      Maintenance                                   38.4           30.8          29.5           30.4          32.8           30.9
      Depreciation                                  71.1           66.6          63.3           59.0          55.4           58.8
      Taxes other than income taxes                 27.4           26.0          25.0           25.7          26.0           23.9
-----------------------------------------------------------------------------------------------------------------------------------
          Total other operating expenses           375.0          349.6         339.6          400.9         321.2          301.2
-----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                167.6          171.5         163.5           93.5         141.9          128.1
-----------------------------------------------------------------------------------------------------------------------------------
   Other income                                     12.9           10.3          13.1            1.5           5.2            6.6
-----------------------------------------------------------------------------------------------------------------------------------
    Interest expense and
      preferred stock dividends                     61.1           58.4          53.5           51.9          52.1           51.0
-----------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes                      119.4          123.4         123.1           43.1          95.0           83.7
-----------------------------------------------------------------------------------------------------------------------------------
   Income taxes                                     38.8           46.8          47.5           16.7          36.3           30.5
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                       80.6           76.6          75.6           26.4          58.7           53.2
   Common dividends paid                            61.5           60.5          58.6           54.2          52.2           51.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings reinvested                            $ 19.1         $ 16.1        $ 17.0        $ (27.8)        $ 6.5          $ 2.1
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Data  (1)
   Weighted average shares outstanding - basic      57.0           56.1          55.3           52.4          50.2           49.2
   Weighted average shares outstanding - diluted    57.1           56.2          55.4           52.5          50.3           49.2
   Earnings per share - basic                      $ 1.41         $ 1.37        $ 1.37         $ 0.50        $ 1.17         $ 1.08
   Earnings per share - diluted                    $ 1.41         $ 1.36        $ 1.36         $ 0.50        $ 1.17         $ 1.08
   Dividends paid per share                        $ 1.08         $ 1.08        $ 1.06         $ 1.04        $ 1.04         $ 1.04
   Dividend payout ratio                            76.6%          78.8%         77.4%         208.0%         88.9%          96.3%
   Book value per share (2)                       $ 11.42        $ 10.99       $ 10.56        $ 10.15       $ 10.20         $ 9.90
   Market value per share (3)                     $ 19.38        $ 18.94       $ 19.13        $ 19.31       $ 15.31        $ 18.81
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data  (2)
   Total assets                                $ 1,981.8      $ 1,925.5     $ 1,823.1      $ 1,674.6     $ 1,642.9      $ 1,533.0
   Long-term liabilities
      Accrued environmental response costs        $ 47.0         $ 37.3        $ 30.4         $ 28.6        $ 24.3         $ 19.6
      Accrued pension costs                        $ 2.2                        $ 4.9         $ 10.3
      Accrued postretirement benefits costs       $ 33.4         $ 34.3        $ 36.2         $ 30.1         $ 3.6
      Deferred credits                            $ 57.8         $ 62.4        $ 60.9         $ 65.6        $ 66.6         $ 42.3
-----------------------------------------------------------------------------------------------------------------------------------
   Capitalization
      Long-term debt
          (including current portion)            $ 660.0        $ 660.0       $ 554.5        $ 554.5       $ 569.5        $ 500.7
      Preferred stock
          (including current portion)
          Preferred stock of subsidiary                            44.5          58.8           58.8          58.8           59.0
          Subsidiary obligated mandatorily
              redeemable preferred securities       74.3           74.3
      Common equity                                654.1          622.1         588.3          557.3         518.5          492.0
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
           Total                               $ 1,388.4      $ 1,400.9     $ 1,201.6      $ 1,170.6     $ 1,146.8      $ 1,051.7
-----------------------------------------------------------------------------------------------------------------------------------
Financial Ratios  (2)
   Capitalization
      Long-term debt                                47.5%          47.1%         46.1%          47.4%         49.6%          47.6%
      Preferred stock of subsidiary                                 3.2           4.9            5.0           5.2            5.6
      Subsidiary obligated mandatorily
          redeemable preferred securities            5.4            5.3
      Common equity                                 47.1           44.4          49.0           47.6          45.2           46.8
-----------------------------------------------------------------------------------------------------------------------------------
          Total                                    100.0%         100.0%        100.0%         100.0%        100.0%         100.0%
-----------------------------------------------------------------------------------------------------------------------------------
   Return on average common equity                  12.6%          12.7%         13.2%           4.9%         11.6%          11.0%
-----------------------------------------------------------------------------------------------------------------------------------
   Ratio of earnings to:  (4)
      Interest charges                               3.30           3.46          3.58           1.99          3.08           2.86
      Interest charges and
         preferred stock dividends                   2.94           3.10          3.28           1.83          2.82           2.63
      Combined fixed charges and
          preferred stock dividends  (5)             2.77           2.90          3.08           1.75          2.66           2.49
-----------------------------------------------------------------------------------------------------------------------------------

(1) Adjusted for two-for-one stock splits paid in the form of 100% stock dividends on December 1, 1995. (2) Year-end.
(3) September 30 closing market price.
(4) Interest charges exclude the debt portion of allowance for funds used during construction.
(5) Fixed charges consist of interest on short- and long-term debt, other interest and the estimated interest component of rentals.

Gas Sales and Statistics
----------------------------------------------------------------------------------------------------------------------
                                                                    For the years ended September 30,
                                                  --------------------------------------------------------------------
                                                  1998        1997        1996        1995        1994        1993

----------------------------------------------------------------------------------------------------------------------

Operating Revenues (Millions of Dollars)
   Sales of natural gas
      Residential                               $ 775.9     $ 728.5     $ 708.8     $ 610.6     $ 700.7     $ 658.2
      Commercial                                  294.1       290.9       288.8       243.2       285.8       268.1
      Industrial                                  152.6       148.0       178.8       169.4       172.1       154.2
   Transportation revenues                         34.8        28.5        21.5        23.9        22.6        33.8
   Miscellaneous revenues                          21.4        20.2        19.7        15.9        18.7        16.0

----------------------------------------------------------------------------------------------------------------------

   Total utility operating revenues             1,278.8     1,216.1     1,217.6     1,063.0     1,199.9     1,130.3

----------------------------------------------------------------------------------------------------------------------

   Other operating revenues                        59.8        71.5        11.0         5.5

----------------------------------------------------------------------------------------------------------------------

          Total operating revenues            $ 1,338.6   $ 1,287.6   $ 1,228.6   $ 1,068.5   $ 1,199.9   $ 1,130.3

----------------------------------------------------------------------------------------------------------------------

Utility Throughput
   Therms sold (Millions)
      Residential                               1,084.9       986.1     1,165.4       916.8     1,003.1     1,001.4
      Commercial                                  467.8       455.5       538.2       454.0       478.9       478.5
      Industrial                                  438.1       344.9       449.6       526.0       424.8       388.7
   Therms transported                           1,310.6     1,014.5       738.7       722.8       697.4       795.6

----------------------------------------------------------------------------------------------------------------------

          Total utility throughput              3,301.4     2,801.0     2,891.9     2,619.6     2,604.2     2,664.2

----------------------------------------------------------------------------------------------------------------------

Average Utility Customers (Thousands)
      Residential                               1,351.5     1,319.0     1,289.4     1,250.4     1,215.2     1,182.7
      Commercial                                  107.4       104.5       102.5       100.0        98.0        95.7
      Industrial                                    2.6         2.7         2.6         2.6         2.5         2.5

----------------------------------------------------------------------------------------------------------------------

          Total                                 1,461.5     1,426.2     1,394.5     1,353.0     1,315.7     1,280.9

----------------------------------------------------------------------------------------------------------------------

Sales, Per Average Residential
  Utility Customer
   Gas sold (Therms)                              803         748         904         733         825         847
   Revenue                                       $574.10     $552.00     $550.00     $488.32     $576.61     $556.52
   Revenue per therm (cents)                       71.5        73.9        60.8        66.6        69.9        65.7
Degree Days - Atlanta Area
   30-year normal                               2,991       2,991       2,991       2,991       2,991       3,021
   Actual                                       3,078       2,402       3,191       2,121       2,565       2,852
   Percentage of actual to 30-year normal         102.9        80.3       106.7        70.9        85.8        94.4
Gas Account (Millions of Therms)
   Natural gas purchased                        1,459.1     1,323.4     1,632.9     1,406.9     1,453.6     1,629.9
   Natural gas withdrawn from storage             604.7       472.4       596.0       520.7       500.3       276.4
   Natural gas transported                      1,310.8     1,014.5       738.7       722.8       697.4       795.6

----------------------------------------------------------------------------------------------------------------------

          Total send-out                        3,374.6     2,810.3     2,967.6     2,650.4     2,651.3     2,701.9
   Less
      Unaccounted for                              66.2         1.3        60.4        20.4        37.2        29.0
      Company use                                   7.0         8.0        15.3        10.4         9.9         8.7

----------------------------------------------------------------------------------------------------------------------

          Sold and transported
             to utility customers               3,301.4     2,801.0     2,891.9     2,619.6     2,604.2     2,664.2

----------------------------------------------------------------------------------------------------------------------

Cost of Gas (Millions of Dollars)
   Natural gas purchased                        $ 558.8     $ 532.5     $ 547.1     $ 389.4     $ 550.1     $ 595.7
   Natural gas withdrawn from storage             203.7       175.7       171.6       182.4       186.7       105.3

----------------------------------------------------------------------------------------------------------------------

   Cost of gas - utility operations               762.5       708.2       718.7       571.8       736.8       701.0

----------------------------------------------------------------------------------------------------------------------

   Cost of gas - other                             33.5        58.3         6.8         2.3

----------------------------------------------------------------------------------------------------------------------

          Total cost of gas                     $ 796.0     $ 766.5     $ 725.5     $ 574.1     $ 736.8     $ 701.0

----------------------------------------------------------------------------------------------------------------------

Utility Plant - End of Year
 (Millions of Dollars)
      Gross plant                             $ 2,133.5   $ 2,069.1   $ 1,969.0   $ 1,919.9   $ 1,833.2   $ 1,740.6
      Net plant                               $ 1,452.6   $ 1,420.3   $ 1,361.2   $ 1,336.6   $ 1,279.6   $ 1,217.9
      Gross plant investment per utility
         customer (Thousands of Dollars)          $ 1.5       $ 1.5       $ 1.4       $ 1.4       $ 1.4       $ 1.4
Capital Expenditures (Millions of Dollars)      $ 118.2     $ 147.7     $ 132.5     $ 121.7     $ 122.5     $ 122.2
Gas Mains - Miles of 3" Equivalent             30,753      30,261      29,045      28,520      27,972      27,390
Employees - Average                             3,024       2,986       2,942       3,249       3,764       3,764
Average Btu Content of Natural Gas              1,028       1,024       1,024       1,027       1,032       1,027

----------------------------------------------------------------------------------------------------------------------