Form 10-K405, Exhibit 13
period 1999-09-30
AGL RESOURCES INC
filed 1999-12-29
CIK 1004155

                                   Exhibit 13

     Portions of the AGL Resources Inc. 1999 Annual Report to Shareholders

Management's Discussion and Analysis of Results of Operations and Financial Condition


Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 allows public companies to provide cautionary remarks about forward-looking statements that they make in documents that are filed with the Securities and Exchange Commission. Forward-looking statements in our Management's Discussion and Analysis include statements about the following:

 .  Deregulation;

 .  Concentration of credit risk;

 .  Environmental investigations and cleanups;

 .  "Year 2000" readiness; and

 .  Qualitative and quantitative disclosures about market risk.

Important factors that could cause our actual results to differ substantially from those in forward-looking statements include, but are not limited to, the following:

 .  Changes in price and demand for natural gas and related products;

 . Impact of changes in state and federal legislation and regulation on both the gas and electric industries;

 . Effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, and unknown issues such as the stability of certificated marketers;

 .  Concentration of credit risk in certificated marketers;

 .  Industry consolidation;

 .  Changes in accounting policies and practices;

 . Interest rate fluctuations, financial market conditions, and economic conditions, generally;

 . Uncertainties about environmental issues and the related impact of such issues; and

 .  Other factors discussed in the following section: Year 2000 Readiness
   Disclosure -- Forward-Looking Statements.


Nature of Our Business

Organizational Structure

AGL Resources Inc. is the holding company for:

 .  Atlanta Gas Light Company ("AGLC") and its wholly-owned subsidiary,
   Chattanooga Gas Company ("Chattanooga"), which are natural gas local distribution utilities;

 .  AGL Energy Services, Inc. ("AGLE"), a gas supply services company; and

 .  Several non-utility subsidiaries.

AGL Resources Inc. and its subsidiaries are collectively referred to as "AGL Resources."

AGLC conducts its primary business, the distribution of natural gas, in Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. Chattanooga distributes natural gas in the Chattanooga and Cleveland areas of Tennessee. The Georgia Public Service Commission ("GPSC") regulates AGLC, and the Tennessee Regulatory Authority ("TRA") regulates Chattanooga. AGLE is a nonregulated company that bought and sold the natural gas which was supplied to AGLC's customers during the deregulation transition period to full competition in Georgia. Currently, AGLE buys and sells natural gas for Chattanooga's customers.

AGLC comprises substantially all of AGL Resources' assets, revenues, and earnings. The operations and activities of AGLC, AGLE, and Chattanooga, collectively, are referred to as the "utility." The utility's operations expenses include costs allocated from AGL Resources Inc.

AGL Resources currently owns or has an interest in the following non-utility businesses:

 . SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources Inc. and subsidiaries of Dynegy, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name "Georgia Natural Gas Services;"

 . AGL Investments, Inc., which currently manages certain non-utility businesses including:

     . AGL Propane, Inc. ("Propane"), which engages in the sale of propane and related products and services in Georgia, Alabama, Tennessee and North Carolina;

     . Trustees Investments, Inc., which owns Trustees Gardens, a residential and retail development located in Savannah, Georgia; and

     . Utilipro, Inc. ("Utilipro"), in which AGL Resources has an 85% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States and Canada;

     . AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

Management's Discussion and Analysis of Results of Operations and Financial Condition


Overview of the Transition from a Regulated to a Competitive Business
Environment

Pursuant to Georgia's 1997 Natural Gas Competition and Deregulation Act ("Deregulation Act"), AGLC unbundled various components of its services to end-use customers. Historically, only large, interruptible commercial and industrial customers had the option of purchasing natural gas from suppliers other than AGLC and transporting such natural gas through AGLC's distribution system for delivery. The Deregulation Act enabled AGLC to unbundle its delivery service and other related services from the sale of natural gas for all customers, thus allowing firm residential and small commercial customers to purchase natural gas and other services from suppliers other than AGLC. Effective October 1, 1999, virtually all of AGLC's 1.4 million customers were purchasing natural gas from marketers who were approved and certificated by the GPSC ("certificated marketers").

As a result of the transition to competition, numerous changes have occurred with respect to the services being offered by AGLC and with respect to the manner in which AGLC prices and accounts for those services. Consequently, AGLC's future revenues and expenses will not follow the same pattern as they have historically.

AGLC continues to provide intrastate delivery service through its existing pipeline system to end-use customers in Georgia, but has exited the natural gas sales function. AGLC's delivery of natural gas remains subject to the GPSC's continued regulation of delivery rates, safety, access to AGLC's system, and quality of service for all aspects of delivery service.

Since July 1, 1998, AGLC's charges for delivery service to end-use customers have been based on a straight fixed variable ("SFV") rate design. Under SFV rates, delivery service costs are recovered throughout the year consistent with the way those costs are incurred. Prior to the implementation of SFV rates, AGLC recovered the majority of its delivery service costs volumetrically based on the amount of natural gas consumed by end-use customers. As a result, AGLC historically recovered a disproportionately large share of its delivery costs in the winter months and a disproportionately small share of its delivery costs in the summer months. The effect of SFV rates is to spread evenly throughout the year AGLC's recovery of its delivery service costs. Although, when compared to corresponding quarters of prior years, the effect of SFV rates is to shift utility delivery service revenues among quarters, AGLC's annual delivery service revenues should remain relatively consistent with annual delivery service revenues of prior years.

Certificated marketers, including AGL Resources' marketing affiliate, SouthStar, compete to sell natural gas to end-use customers at market-based prices. AGLC allocates delivery capacity to certificated marketers in proportion to the number and size of residential and small commercial customers served by each certificated marketer. Delivery capacity that is not used on any day to serve residential and small commercial customers is made available to large, interruptible commercial and industrial customers. Similarly, AGLC has allocated to certificated marketers the majority of the pipeline storage services that it has under contract, along with a corresponding amount of inventory.

On May 3, 1999, pursuant to the Deregulation Act, the GPSC issued an order establishing a final 100 day period for customers who had not yet chosen a certificated marketer to make a choice. Customers who did not choose a certificated marketer were randomly assigned to a certificated marketer under the rules issued by the GPSC.

Certificated marketers were randomly assigned customers in proportion to their respective market share as of August 11, 1999, and began serving those customers on October 1, 1999. As a result, AGLC has exited the natural gas sales business and, except for isolated circumstances, is responsible only for delivery service for residential and small commercial customers.

During the transition to competition, AGLC continued to provide gas sales service to customers who had not yet switched to a certificated marketer. On January 26, 1999, AGLC entered into a joint stipulation agreement with the GPSC to resolve certain gas sales service issues. Among other requirements in the joint stipulation agreement, AGLC implemented a rate structure for gas sales, beginning with February 1999 bills, that more closely reflected customers' actual gas usage and included a demand charge for fixed costs associated with gas sales. This rate structure for gas sales service ensured AGLC's recovery of its purchased gas costs incurred from October 6, 1998 through September 30, 1999, without creating any significant income or loss. The joint stipulation agreement provided for a true-up for any profit or loss outside of a specified range during fiscal 1999.

Also during the transition to competition, AGLC continued to bill end-use customers who had not yet switched to certificated marketers for gas sales service and for certain ancillary services. These ancillary services include meter reading, billing, bill inquiry, payment processing, and collection services. Once an end-use customer switched to a certificated marketer for gas sales service, the Deregulation Act permitted AGLC to bill the marketer only for the AGLC-provided ancillary services actually used by the marketer. AGLC was unable, however,

Management's Discussion and Analysis of Results of Operations and Financial Condition

to eliminate all of the costs associated with the provision of ancillary services as quickly as customers switched to certificated marketers for natural gas sales, thereby creating an imbalance between revenues and expenses.

The Deregulation Act provides marketing standards and rules of business practice to ensure that the benefits of a competitive natural gas market are available to all customers on AGLC's system. It imposes on certificated marketers an obligation to serve end-use customers, and creates a universal service fund.
The universal service fund provides a method to fund the recovery of certificated marketers' uncollectible accounts and enables AGLC to expand its facilities to serve the public interest.

For additional discussion, see Transition to Competition and State Regulatory sections under Financial Condition, as well as Note 2. Impact of Deregulation.


Results of Operations

In this section, the results of operations for fiscal years 1999, 1998, and 1997 are compared. AGL Resources' fiscal year ends on September 30.

Fiscal 1999 Compared with Fiscal 1998
Operating Margin Analysis
(Dollars in Millions)

                             September 30,
                           1999         1998    Favorable / (Unfavorable)
                         --------------------------------------------------
Operating Revenues
 Utility                  $1,039.2     $1,274.8   $(235.6)       18.5%)
 Non-utility                  29.4         63.8     (34.4)       53.9%)
---------------------------------------------------------------------------
 Total                    $1,068.6     $1,338.6   $(270.0)       20.2%)
===========================================================================

Cost of Sales
 Utility                  $  536.7     $  747.6   $ 210.9        28.2%
 Non-utility                   8.0         48.4      40.4        83.5%
---------------------------------------------------------------------------
 Total                    $  544.7     $  796.0   $ 251.3        31.6%
===========================================================================

Operating Margin
 Utility                  $  502.5     $  527.2   $ (24.7)       (4.7%)
 Non-utility                  21.4         15.4       6.0        39.0%
---------------------------------------------------------------------------
 Total                    $  523.9     $  542.6   $ (18.7)       (3.4%)
===========================================================================


Operating Revenues

Operating revenues for fiscal 1999 decreased to $1,068.6 million from $1,338.6 million for fiscal 1998, a decrease of 20.2%.

Utility. Utility operating revenues decreased to $1,039.2 million for fiscal 1999 from $1,274.8 million for fiscal 1998. The decrease of $235.6 million was primarily due to the following factors:

 . Beginning November 1, 1998, customers began to switch from AGLC to certificated marketers for natural gas purchases as a result of the deregulation of natural gas commodity sales in Georgia. As of September 30, 1999, approximately 1.2 million customers (approximately 82% of AGLC's total customers) had switched to a certificated marketer and, as a result, AGLC sold less gas. The remaining customers are expected to switch during the first quarter of fiscal 2000. The reduction in gas sold resulted in a decrease of $210.9 million in the utility's sales service revenues and a comparable decrease in the utility's gas costs. (See Utility section under Cost of Sales for a breakdown of the key components of this amount.);

 . A decrease of $38.6 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.); and

 .  A decrease of $6.4 million in revenue associated with AGLC's Integrated
   Resource Plan ("IRP"), which was phased out during fiscal 1998. Previously, AGLC passed through to its customers, which was reflected in revenue on a dollar-for-dollar basis, IRP expenses incurred, which also were included in operating expenses. Therefore, the phase-out of IRP had no effect on net income.

These decreases were partially offset by:

 . An increase in AGLC's late payment fee revenue from end-use customers of $13.5 million. The increase was primarily due to the late payment fee structure that became effective July 1, 1998 as part of the transition to competition. The late payment fee revenue is not expected to continue at the same level during fiscal 2000 since AGLC will no longer bill end-use customers.

 . AGLC recovered carrying costs related to storage gas inventories of $6.6 million in fiscal 1999 from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenue. During fiscal 1998, the recovered carrying costs from AGLC's customers of $5.4 million were recorded as other income. (See Note 2. Impact of Deregulation.)

Management's Discussion and Analysis of Results of Operations and Financial Condition

Non-utility. Non-utility operating revenues decreased to $29.4 million for fiscal 1999 from $63.8 million for fiscal 1998. The decrease of $34.4 million was primarily due to the following factors:

 . A decrease in revenues of $38.0 million primarily attributable to a change from consolidation of a wholly-owned subsidiary to the equity method for AGL Resources' joint venture interest in SouthStar. Prior to the formation of the SouthStar joint venture in July 1998, AGL Resources was engaged in a similar business through a wholly-owned subsidiary. Upon the formation of SouthStar, the customers and operations of the former wholly-owned subsidiary became the customers and operations of SouthStar. Prior to July 1998, the results of operations of the former wholly-owned subsidiary were reported on a consolidated basis. In contrast, the results attributable to AGL Resources' joint venture interest in SouthStar were accounted for using the equity method during fiscal 1999. AGL Resources' portion of SouthStar's results of operations is included in Other Income (Loss) on the Statements of Consolidated Income for the year ended September 30, 1999; and

 . A decrease in Propane's operating revenue of $3.4 million due to lower sales attributable to warmer than normal weather during the winter months.

The decrease in non-utility operating revenues was partially offset by increased revenues from Utilipro. During fiscal 1999, Utilipro provided integrated customer care solutions to three certificated marketers in Georgia. The rapid customer growth experienced by Georgia's certificated marketers during fiscal 1999 resulted in significant revenue growth for Utilipro. Utilipro's revenues increased to $9.7 million in fiscal 1999 from $0.7 million in fiscal 1998.


Cost of Sales

Cost of sales for fiscal 1999 decreased to $544.7 million for fiscal 1999 from $796.0 million for fiscal 1998, a decrease of 31.6%.

Utility. The utility's cost of sales decreased to $536.7 million for fiscal 1999 from $747.6 million for fiscal 1998. The decrease of $210.9 million in the utility's cost of sales was primarily due to the following factors:

 . A decrease of $247.5 million in the cost of gas sold to end-use customers resulting from customer migration to certificated marketers. AGLC recovered its actual gas costs, including carrying costs related to storage gas inventories, from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC;

 . A decrease of $13.2 million associated with reduced levels of gas sold outside of the utility's distribution system; and

 . A decrease of $12.7 million in cost of gas sold in Chattanooga as a result of weather that was warmer than the prior year.

These decreases were partially offset by an increase of $62.4 million resulting from sales of gas inventory to certificated marketers.

Non-utility. Non-utility cost of sales decreased to $8.0 million for fiscal 1999 from $48.4 million for fiscal 1998. The decrease of $40.4 million was primarily due to the following factors:

 . A decrease of $36.6 million attributable to the change in accounting from consolidation of a wholly-owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.); and

 . A decrease in Propane's cost of gas of $3.3 million due to lower sales attributable to warmer than normal weather during the winter months.


Operating Margin

Operating margin for fiscal 1999 decreased to $523.9 million from $542.6 million for fiscal 1998, a decrease of 3.4%.

Utility. The utility's operating margin decreased to $502.5 million for fiscal 1999 from $527.2 million for fiscal 1998. The decrease of $24.7 million was primarily due to the following factors as also discussed above in the Utility section under Operating Revenues:

 . A decrease of $38.6 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.); and

 . A decrease of $6.4 million in revenue associated with AGLC's IRP that was phased out during fiscal 1998. Previously, AGLC passed through to its customers, which was reflected in revenue on a dollar-for-dollar basis, IRP expenses incurred, which were also included in operating expenses. Therefore, the phase-out of IRP had no effect on net income.

Management's Discussion and Analysis of Results of Operations and Financial Condition

These decreases were partially offset by:

 . An increase in AGLC's late payment fee revenue from end-use customers of $13.5 million. The increase was primarily due to the late payment fee structure that became effective July 1, 1998 as part of the transition to competition. The late payment fee revenue is not expected to continue at the same level during fiscal 2000 since AGLC will no longer bill end-use customers; and

 . AGLC recovered carrying costs related to storage gas inventories of $6.6 million in fiscal 1999 from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenue. During fiscal 1998, the recovered carrying costs from AGLC's customers of $5.4 million were recorded as other income. (See Note 2. Impact of Deregulation.)

Non-utility. Non-utility operating margin increased to $21.4 million for fiscal 1999 from $15.4 million for fiscal 1998, an increase of 39.0%. The increase is primarily due to increased margins for Utilipro. Utilipro had increased revenues of $9.0 million in fiscal 1999 as compared with fiscal 1998 due to the rapid customer growth experienced by Georgia's certificated marketers. Because Utilipro is a service company, its expenses are included in other operating expenses. Therefore, the increase in operating revenues without a corresponding increase in cost of sales resulted in the increase of operating margin for fiscal 1999 as compared with fiscal 1998. The increase was partially offset by a decrease of $1.4 million attributable to the change in accounting from consolidation of a wholly-owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.)


Total Other Operating Expenses

Total other operating expenses for fiscal 1999 decreased to $369.3 million from $375.0 million for fiscal 1998, a decrease of 1.5%.


Total Other Operating Expenses Analysis
(Dollars in Millions)

                                      September 30,
                                  1999           1998      Favorable / (Unfavorable)
                                ---------------------------------------------------
Total Other Operating Expenses

 Utility                         $343.3        $347.0         $3.7         1.1%
 Non-utility                       26.0          28.0          2.0         7.1%
------------------------------------------------------------------------------------
 Total                           $369.3        $375.0         $5.7         1.5%
====================================================================================

Utility. The utility's total other operating expenses for fiscal 1999 decreased $3.7 million as compared with fiscal 1998 primarily due to the following factors:

 . A decrease of $6.7 million associated with non-cash, nonrecurring charges in fiscal 1998 including the write-off of the IRP asset of $3.1 million due to management's decision not to seek recovery for certain deferred expenses. Additionally, a loss of $3.6 million was reported as a result of the impairment of certain assets no longer useful primarily due to changes in the utility's information technology systems strategy;

 . A decrease of $6.4 million in expenses associated with AGLC's IRP, which was phased out during fiscal 1998. Previously, AGLC passed through to its customers, on a dollar-for-dollar basis, IRP expenses incurred, which were included in operating expenses. Therefore, the phase-out of IRP had no effect on net income; and

 . A decrease of $3.1 million in taxes other than income taxes primarily due to a decrease in assessed property values.

These decreases were partially offset by:

 . An increase of $5.7 million in expenses primarily due to increased demand for customer service associated with the more rapid than expected pace of customer migration to certificated marketers;

 . An increase of $3.7 million in depreciation and amortization expenses primarily due to increased depreciable property and increased depreciation rates for AGLC as ordered by the GPSC; and

 . An increase of $2.6 million in maintenance expenses associated with AGLC's accelerated pipeline replacement program. (See AGLC Pipeline Safety Program section under State Regulatory Activity.)

Non-utility. Non-utility total other operating expenses for fiscal 1999 decreased $2.0 million as compared with fiscal 1998 primarily due to the following factors:

 . Nonrecurring charges of $7.2 million in fiscal 1998 associated with the impairment of certain assets; and

 . Decreased operation expenses of $5.7 million for SouthStar due to the change in accounting from consolidation of a wholly-owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.)

Management's Discussion and Analysis of Results of Operations and Financial Condition

These decreases were partially offset by the following factors:

 .    Increased operation expenses of $12.0 million for fiscal 1999 as compared to fiscal 1998 for Utilipro resulting from increased demand for services as discussed above. (See Non-utility section under Operating Margin.); and

 .    Increased depreciation and amortization expenses of $4.0 million in fiscal
     1999 due to increases in depreciable property and depreciation rates for data processing equipment as ordered by the GPSC.

Other Income (Loss)

Other losses totaled $17.6 million for fiscal 1999 compared with other income of $12.9 million for fiscal 1998. The decrease in other income of $30.5 million is primarily due to:

 .    AGL Resources' portion of the loss for Sonat Marketing Company L.P. ("Sonat
     Marketing"), a joint venture in which, until August 12, 1999, AGL Resources owned a 35% interest. The loss by Sonat Marketing was the result of a combination of weather that was significantly warmer than in the prior year and charges recorded by Sonat Marketing throughout 1999. AGL Resources recorded a pre-tax loss related to its interest in Sonat Marketing of approximately $8.4 million for fiscal 1999, a decrease of $13.0 million as compared with pre-tax income of approximately $4.6 million for fiscal 1998;

 .    AGL Resources' portion of SouthStar's losses increased by $13.0 million primarily due to AGL Resources' portion of SouthStar's start-up costs of approximately $14.2 million for fiscal 1999, as compared to $1.2 million for fiscal 1998. The start-up costs are associated with establishing market share in Georgia's deregulated natural gas market; and

 .    The recovery from AGLC's customers in fiscal 1998 of $5.4 million in carrying costs related to storage gas inventories. During fiscal 1999, AGLC recovered carrying costs related to storage gas inventories of $6.6 million from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenues.

Gain on Sales of Joint Venture Interests

During the fourth quarter of fiscal 1999, a pre-tax gain of $35.6 million was recorded in connection with the sales of AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing L.P. ("Sonat Power Marketing"). The interests in Sonat Marketing and Sonat Power Marketing were sold for $40.0 million and $25.0 million, respectively.

Interest Expense

Interest expense decreased $1.4 million in fiscal 1999 compared with fiscal 1998 primarily due to decreased amounts of outstanding debt and decreased interest on customer deposits of $0.6 million as a result of customer migration to certificated marketers.

Dividends on Preferred Stock of Subsidiary

Dividends on preferred stock of subsidiary decreased $0.6 million in fiscal 1999 compared with fiscal 1998. The decrease was due to the redemption on December 1, 1997, of all of AGLC's 7.70% Series depositary preferred stock.

Income Taxes

Income taxes increased to $39.1 million for fiscal 1999 from $38.8 million for fiscal 1998. The effective tax rate (income tax expense expressed as a percentage of pre-tax income) for fiscal 1999 was 34.5% as compared to 32.5% for fiscal 1998. The fiscal 1999 increases in income taxes and effective tax rate were due primarily to the contribution of certain assets to a private charitable foundation in fiscal 1998. This contribution resulted in a lower effective tax rate for fiscal 1998. (See Note 3. Income Taxes.)

Net Income, Earnings per Common Share,
and Dividends per Common Share:
------------------------------------------------------------------------------

                                  Basic          Diluted
                               Earnings per   Earnings per  Dividends per
                                 Common          Common        Common
              Net Income          Share           Share         Share
------------------------------------------------------------------------------

     1999   $74.4 million         $1.30           $1.29         $1.08
     1998   $80.6 million         $1.41           $1.41         $1.08

Net Income and Earnings per Common Share

Net income for fiscal 1999 was $74.4 million compared with $80.6 million in fiscal 1998, a decrease of 7.7%. The decrease is primarily due to the following factors:

 .    Decreased utility operating margin resulting from the migration of customers to certificated marketers;

 .    Loss of ancillary service and transition revenues without a corresponding reduction in operating costs;

 .    Decreased other income from operations resulting from AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing; and

 .    Start-up costs of SouthStar and Utilipro.

Management's Discussion and Analysis of Results of Operations and Financial Condition

These decreases were partially offset by the gains recognized on the sales of the joint venture interests in Sonat Marketing and Sonat Power Marketing.

Basic earnings per common share in fiscal 1999 were $1.30 compared with $1.41 in fiscal 1998. The basic weighted average number of common shares outstanding increased to 57.4 million from 57.0 million. Diluted earnings per common share in fiscal 1999 were $1.29 compared with $1.41 in fiscal 1998. The diluted weighted average number of common shares and common share equivalents outstanding increased to 57.4 million from 57.1 million.

Fiscal 1998 Compared with Fiscal 1997


Operating Margin Analysis
(Dollars in Millions)

                             September 30,
                           1998        1997    Favorable / (Unfavorable)
                         -----------------------------------------------

Operating Revenues
 Utility                 $1,274.8    $1,211.3  $    63.5           5.2%
 Non-utility                 63.8        76.3      (12.5)        (16.4%)
                         -----------------------------------------------
 Total                   $1,338.6    $1,287.6  $    51.0           4.0%
                         ===============================================

Cost of Sales
 Utility                 $  747.6    $  699.9  $   (47.7)         (6.8%)
 Non-utility                 48.4        66.6       18.2          27.3%
                         -----------------------------------------------
 Total                   $  796.0    $  766.5  $   (29.5)         (3.8%)
                         ===============================================

Operating Margin
 Utility                 $  527.2    $  511.4  $    15.8           3.1%
 Non-utility                 15.4         9.7        5.7          58.8%
                         -----------------------------------------------
 Total                   $  542.6    $  521.1  $    21.5           4.1%
                         ===============================================

Operating Revenues

Operating revenues for fiscal 1998 increased to $1,338.6 million from $1,287.6 million for fiscal 1997, an increase of 4.0%.

Utility. Utility operating revenues increased to $1,274.8 million for fiscal 1998 compared to $1,211.3 million for fiscal 1997. The increase of $63.5 million in utility operating revenues was primarily due to the following factors:

 .    An increase in revenues in the fourth quarter due to the timing of the implementation of the new SFV rate structure that became effective July 1, 1998, for AGLC's gas distribution services. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.);

 .    An increase of $31.2 million from gas sold outside of the utility's distribution system;

 .    An increase in gas sold due to an increase of approximately 35,000 in the average number of customers served; and

 .    An increase in gas sold due to weather that was 28.1% colder in 1998 than in 1997.

Non-utility. Non-utility operating revenues decreased to $63.8 million for fiscal 1998 from $76.3 million for fiscal 1997. The decrease of $12.5 million was primarily due to the change in accounting from consolidation of a wholly-owned subsidiary to the equity method for AGL Resources' joint venture interest in SouthStar. Prior to the formation of the SouthStar joint venture in July 1998, a wholly-owned subsidiary of AGL Resources was engaged in a similar business. Upon the formation of SouthStar, the customers and operations of the former wholly-owned subsidiary became the customers and operations of SouthStar. The results of operations of the former wholly-owned subsidiary were reported on a consolidated basis for the fiscal year ended September 30, 1997. In contrast, the results attributable to AGL Resources' joint venture interest in SouthStar were accounted for using the equity method during the fourth quarter of fiscal 1998. AGL Resources' portion of SouthStar's results of operations is included in Other Income (Loss) on the Statements of Consolidated Income for the fourth quarter of fiscal 1998.

Cost of Sales

Cost of sales for fiscal 1998 increased to $796.0 million from $766.5 million for fiscal 1997, an increase of 3.8%.

Utility. The utility's cost of sales increased to $747.6 million for fiscal 1998 from $699.9 million for fiscal 1997. The increase of $47.7 million in the utility's cost of sales was primarily due to the following factors:

 .    An increase in gas sold outside of the utility's distribution system;

 .    An increase in gas sold due to weather that was 28.1% colder in 1998 than in 1997; and

 .    An increase in gas sold due to an increase of approximately 35,000 in the average number of customers served.

Non-utility. Non-utility cost of sales decreased to $48.4 million for fiscal 1998 from $66.6 million for fiscal 1997. The decrease of $18.2 million was primarily due to the change from consolidation of AGL Resources' wholly-owned subsidiary to the equity method for AGL Resources' interest in SouthStar as described above. (See Non-utility section under Operating Revenues.)

Management's Discussion and Analysis of Results of Operations and Financial Condition

Operating Margin

Operating margin for fiscal 1998 increased to $542.6 million from $521.1 million for fiscal 1997, an increase of 4.1%.

Utility. The utility's operating margin increased to $527.2 million for fiscal 1998 from $511.4 million in fiscal 1997. The increase of $15.8 million was due primarily to the following factors as described above in the Utility section under Operating Revenues:

 .    Increased revenues in the fourth quarter of fiscal 1998 due to the timing of the implementation of the new SFV rate structure that became effective July 1, 1998, for AGLC's gas distribution service. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.);

 .    AGLE, which was formed in July 1996, produced a higher operating margin in fiscal 1998 than in fiscal 1997; and

 .    An increase of approximately 35,000 in the average number of customers served.

Non-utility. Non-utility operating margin increased to $15.4 million for fiscal 1998 from $9.7 million for fiscal 1997. The increase is primarily due to a higher operating margin for Propane, reflecting a full twelve months' activity for propane operations which were acquired during February and June, 1997.

Total Other Operating Expenses

Total other operating expenses for fiscal 1998 increased to $375.0 million from $349.6 million for fiscal 1997, an increase of 7.3%.


Total Other Operating Expenses Analysis
(Dollars in Millions)

                                    September 30,
                                   1998       1997     Favorable / (Unfavorable)
                                  ----------------------------------------------

Total Other Operating Expenses

 Utility                          $347.0     $338.0    $    (9.0)         (2.7%)
 Non-utility                        28.0       11.6        (16.4)       (141.4%)
                                  ----------------------------------------------
 Total                            $375.0     $349.6    $   (25.4)         (7.3%)
                                  ==============================================

Utility. The utility's total other operating expenses for fiscal 1998 increased $9.0 million as compared with fiscal 1997 primarily due to the following factors:

 .    An increase of $6.7 million associated with non-cash, nonrecurring charges including the write-off of the IRP asset of $3.1 million due to management's decision not to seek recovery for certain deferred expenses. Additionally, a loss of $3.6 million was reported as a result of the impairment of certain assets no longer useful primarily due to changes in the utility's information technology systems strategy; and

 .    An increase of $2.6 million related to depreciation and amortization expenses primarily due to an increase in depreciable property.

Non-utility. The non-utility's total other operating expenses increased $16.4 million for fiscal 1998 as compared with fiscal 1997 primarily due to the following factors:

 .    Marketing expenses of $3.7 million for SouthStar incurred in fiscal 1998 prior to its formation;

 .    Increased operating expenses of $2.1 million for Propane reflecting a full twelve months activity for propane operations which were acquired during February and June, 1997; and

 .    Increased expenses of $7.2 million in fiscal 1998 associated with the impairment of certain assets.

Other Income (Loss)

Other income increased $2.6 million in fiscal 1998 compared with fiscal 1997 primarily due to increased income from AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing.

Interest Expense

Interest expense increased $2.2 million in fiscal 1998 compared with fiscal 1997 primarily due to higher levels of outstanding long-term debt during fiscal 1998. The increase was partially offset by less short-term interest expense due to lower levels of outstanding short-term debt.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Dividends on Preferred Stock of Subsidiaries

Dividends on preferred stock of subsidiary increased $0.5 million in fiscal 1998 compared with fiscal 1997. The increase was due to dividend requirements for a full twelve-month period on the 8.17% Subsidiary Obligated Mandatorily Redeemable Preferred Securities ("Capital Securities") with a principal amount of $75.0 million. The Capital Securities were issued in June 1997. (See Note 7. Preferred Stock.)

Income Taxes

Income taxes decreased to $38.8 million for fiscal 1998 from $46.8 million for fiscal 1997 primarily due to a favorable resolution of certain outstanding tax issues. Income tax reserves related to those issues were reduced, thereby reducing income tax expense. Additionally, tax benefits associated with the contribution of certain assets to a private charitable foundation resulted in a decrease in the effective tax rate for fiscal 1998. The effective tax rate (income tax expense expressed as a percentage of pre-tax income) for fiscal 1998 was 32.5% as compared to 38.0% for fiscal 1997. (See Note 3. Income Taxes.)

Net Income, Earnings per Common Share,
and Dividends per Common Share:
----------------------------------------------------------------------------
                                 Basic         Diluted
                             Earnings per   Earnings per    Dividends per
                                 Common        Common          Common
             Net Income          Share         Share           Share
----------------------------------------------------------------------------
    1998    $80.6 million        $1.41         $1.41           $1.08
    1997    $76.6 million        $1.37         $1.36           $1.08

Net Income and Earnings per Common Share

Net income for fiscal 1998 was $80.6 million compared with $76.6 million in fiscal 1997, an increase of 5.2%. The increase is primarily due to increased operating margin and decreased income taxes resulting from the following factors:

 .    Increased operating margin due to the timing of the implementation of the
     SFV rate structure that became effective July 1, 1998 for AGLC's gas distribution service. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.); and

 .    Increased operating margin due to an increase of approximately 35,000 in the average number of customers served during fiscal 1998.

These increases in operating margin were partly offset by higher operating expenses resulting principally from charges associated with the impairment of certain assets no longer useful primarily due to changes in AGL Resources' information technology systems strategy. (See Note 1. Significant Accounting Policies.)

Basic earnings per common share in fiscal 1998 were $1.41 compared with $1.37 in fiscal 1997. The basic weighted average number of common shares outstanding increased to 57.0 million from 56.1 million. Diluted earnings per common share in fiscal 1998 were $1.41 compared with $1.36 in fiscal 1997. The diluted weighted average number of common shares and common share equivalents outstanding increased to 57.1 million from 56.2 million.

Financial Condition

Transition to Competition

The regulated rate structure under which AGLC has unbundled its gas sales and delivery service assumed that AGLC's costs associated with providing customer service decreased each time a customer switched to a certificated marketer for gas sales service. Additionally, the regulated rate structure assumed that such costs would be eliminated at the time the switch was made. This structure therefore reduces the per customer revenue collected by AGLC in the month following the transfer of a customer to a certificated marketer. However, AGLC's experience has been that a significant portion of the costs associated with customer service activities ("ancillary services"), including billing, bill inquiry, payment processing and collection services, cannot be eliminated immediately after a customer switch is made, as is assumed by the regulated rate structure. Instead, a period of up to several months exists during which AGLC continues to incur these expenses. As a result, a disparity now exists between the speed at which AGLC is assumed for regulated rate design purposes to be reducing costs and the speed at which AGLC actually is able to reduce costs. During fiscal 1999, this disparity was exacerbated by the rapid pace at which customers switched to certificated marketers.

The accelerated pace of customer migration to certificated marketers also has required AGLC to incur additional customer service expenses, not originally provided for in regulated rates, in order to maintain a high level of customer service during the transition to competition. In particular, beginning in October 1998, and continuing each month thereafter, the number of customer calls handled by the call centers significantly exceeded the number of customer calls handled by the call centers during the same months of the preceding year. The call center volumes increased 26% in

Management's Discussion and Analysis of Results of Operations and Financial Condition

fiscal 1999 as compared to fiscal 1998. As a result, AGLC increased its staffing of customer service representatives and increased other call center related expenses rather than reducing them, despite the fact that at September 30, 1999, AGLC had approximately 82% fewer gas sales service customers than at September 30, 1998.

Customers are switched to certificated marketers on the first day of the month following the receipt of a switch request. At September 30, 1999, approximately 18% of the customers had not been switched to certificated marketers. Such customers were switched on October 1, 1999, with the exception of approximately 15,000 customers who are expected to switch during the first quarter of fiscal 2000. Therefore, as of October 1, 1999, almost all of AGLC's remaining customers were receiving service from certificated marketers. AGLC's annual delivery service revenues for fiscal 1999 associated with providing ancillary services and certain transition revenues were reduced by approximately $38.6 million as compared to fiscal 1998; however, associated costs were not reduced by the same amount, resulting in an adverse effect on net income. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. The impact of the revenue and cost imbalance related to the transition to competition is expected to continue into fiscal 2000.

AGLC is pursuing solutions to this revenue and cost imbalance aggressively, including reducing or eliminating costs as quickly as possible, consistent with prudent business practices, and increasing employee productivity at customer call centers. The Deregulation Act authorizes an electing distribution company, like AGLC, to recover prudently incurred costs that are "stranded" as a result of the transition to competition. On June 25, 1999, AGLC filed a request with the GPSC for an accounting order (the "Order"), which would allow AGLC to defer transition costs which are considered to be "stranded." The Order, which was approved on October 19, 1999, allows AGLC to defer these costs if such costs are incurred from October 1, 1999 to September 30, 2000, and recovery is necessary in order for AGLC to earn the 11% return on common stockholders' equity approved by the GPSC in AGLC's last rate case. In order to be deferred, the cost must also be one that:

 .    AGLC is still incurring but, as a result of deregulation, is no longer receiving revenue from the rate or rates which were set based on that cost;

 .    Is prudently incurred; and

 .    Cannot be mitigated.

Concentration of Credit Risk

AGLC has concentration of credit risk related to the provision of services to certificated marketers. At September 30, 1998, AGLC billed approximately 1.4 million end-use customers for its services. In contrast, at September 30, 1999, AGLC billed 15 certificated marketers in Georgia for services, that in turn bill the 1.4 million end-use customers. As a result of deregulation, AGLC now bills certificated marketers for intrastate delivery and other services and no longer has recourse to end-use customers for collection.

As of September 30, 1999, 25.8% of AGL Resources' total gas receivables were due from 7 of the 15 certificated and active marketers and 58.7% were due from end-use customers in Georgia who migrated to certificated marketers late in the fiscal year or who were randomly assigned. In fiscal 2000, only gas receivables attributable to Chattanooga will be due from end-use customers. As a result, at September 30, 2000, a significantly higher percentage of AGL Resources' total gas receivables will be due from Georgia certificated marketers.

AGLC also faces potential credit risk in connection with assignments to certificated marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the certificated marketers, in the event that the certificated marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the certificated marketers to maintain security for their obligations to the interstates arising out of the assigned capacity.

On October 26, 1999, Peachtree Natural Gas, LLC ("Peachtree"), one of the five largest certificated marketers in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of September 30, 1999, AGL Resources' total gas receivables included approximately $6.8 million attributable to Peachtree. As of September 30, 1999, AGLC held financial surety bonds totaling $11 million as security for Peachtree's obligations. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14.2 million and AGLC continued to hold the $11 million of surety bonds. The amount owed to AGLC does not include amounts owed by Peachtree to interstate pipelines for assigned capacity. Based upon information filed by Peachtree in its bankruptcy proceeding, as of the date of Peachtree's filing, Peachtree owed interstate pipelines approximately $1.8 million for assigned capacity. On November 17, 1999, Peachtree entered into an agreement to sell its customers and storage gas inventories to another certificated marketer. This sale is expected to close prior to December 31, 1999.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Several factors mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include:

 . Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to two times the marketer's estimated maximum monthly bill and in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor; and

 .  Intrastate delivery service is billed in advance rather than in arrears.

Management does not believe that AGLC's concentration of credit risk or that Peachtree's bankruptcy filing will have a material adverse effect on AGL Resources' results of operations or financial condition.

Financing Activity

Capital Securities

In June 1997, AGL Resources established AGL Capital Trust I (the "Trust"), a Delaware business trust. The Trust issued two types of securities. Common voting securities were issued to AGL Resources. In addition, the Trust issued and sold $75.0 million principal amount of 8.17% Capital Securities to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

The Capital Securities are subject to mandatory redemption at the time of the repayment of the Junior Subordinated Debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007.

AGL Resources fully and unconditionally guarantees all of the Trust's obligations for the Capital Securities. AGL Resources used the net proceeds of approximately $74.0 million from the sale of the Junior Subordinated Debentures to repay short-term debt, to redeem some of AGLC's outstanding issues of preferred stock, and for other corporate purposes.

AGLC Preferred Securities

On August 15, 1997, AGLC fully redeemed the following:

 .  4.5% Cumulative Preferred Stock;
 .  4.72% Cumulative Preferred Stock;
 .  5.0% Cumulative Preferred Stock;
 .  7.84% Cumulative Preferred Stock; and
 .  8.32% Cumulative Preferred Stock.

The issues of preferred stock were redeemed, at the call price in effect for each issue, for a total of $14.7 million.

On December 1, 1997, AGLC redeemed all of its outstanding 7.70% Series depositary preferred stock.

Common Stock

The following shares of common stock have been issued:

 .  677,411 shares in fiscal 1999;
 .  739,380 shares in fiscal 1998; and
 .  753,866 shares in fiscal 1997.

The shares of common stock were issued under ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.

The issuances increased common stockholders' equity by the following amounts:

 .  $11.7 million in fiscal 1999;
 .  $12.9 million in fiscal 1998; and
 .  $13.8 million in fiscal 1997.

Subsequent to June 15, 1999, shares issued under the above plans have been issued from shares held in treasury.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Termination of LESOP

As a result of the termination of the Leveraged Employee Stock Ownership Plan ("LESOP"), AGL Resources distributed the value of participants' LESOP account balances as of June 15, 1999. At the election of the participants, AGL Resources distributed the value of each account in one of three forms:

 . Direct rollover into the Retirement Savings Plus Plan ("401(k) Plan") or into another tax-qualified retirement plan;

 . Lump sum payment in the form of a certificate for shares of AGL Resources common stock; or

 .  Lump sum cash payment of $18.50 per share.

As of June 15, 1999, 868,688 LESOP shares were repurchased by AGL Resources in cash from the LESOP trustees in a non-brokered transaction at a purchase price of $18.50 per share and are held as treasury shares. An additional 236,625 shares were transferred to participants' accounts under the 401(k) Plan from the respective participants' accounts in the LESOP.

Ratios and Coverages:

                                            September 30,
                                      1999      1998     1997
-------------------------------------------------------------
Weighted average
 cost of long-term debt               7.5%      7.5%      7.5%

Weighted average
 cost of preferred stock              8.2%      8.1%      8.0%

Return on average
 common stockholders' equity         11.3%     12.6%     12.7%

Ratio of earnings to
 combined fixed
 charges and preferred
 stock dividends/(1)/                2.72      2.77      2.90

Ratio of earnings to
 interest charges and
 preferred stock dividends/(2)/      2.90      2.94      3.10

Ratio of earnings to
 interest charges/(2)/               3.23      3.30      3.46

_____________________________________________________________

(1) Fixed charges consist of interest on short-term and long-term debt, other interest, and the estimated interest components of rentals.
(2) Interest charges exclude the debt portion of allowance for funds used during construction.

Long-Term Debt

AGL Resources did not issue long-term debt during fiscal 1999 or 1998. The current portion of long-term debt as of September 30, 1999 is $50.0 million of Series A and Series B medium-term notes with interest rates ranging from 7.15% to 9.10%.

Short-Term Debt

Short-term debt primarily is utilized to meet working capital requirements. In addition, capital expenditures are funded temporarily with short-term debt. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary from $180.0 million to $260.0 million.

Short-term debt decreased $75.0 million to $1.5 million as of September 30, 1999, from $76.5 million as of September 30, 1998. The decrease in short-term debt was primarily due to the assignment of natural gas inventories to certificated marketers since AGLC no longer sells natural gas to end-use customers. Additionally, AGL Resources expects to be less dependent on short-term debt since it will have no need to replenish the natural gas inventories. (See Inventory Assignment section under State Regulatory Activity and Note 9. Short-Term Debt.)

Capital Requirements

Capital expenditures for construction of distribution facilities, purchase of equipment, and other general improvements were $143.4 million during fiscal 1999 as compared to $117.3 million during fiscal 1998. The increase of $26.1 million was primarily due to capital expenditures incurred in fiscal 1999 for the pipeline replacement program. The increase was partially offset by decreased capital expenditures for data processing equipment. The pipeline replacement program costs will be recovered by AGLC pursuant to a regulatory mechanism approved by the GPSC. (See AGLC Pipeline Safety Program section under State Regulatory Activity.)

Typically, funding for capital expenditures is provided through a combination of internal sources, the issuance of short-term and long-term debt, and the issuance of equity securities. AGL Resources' estimated aggregate capital requirement for the next three years, ending on September 30, 2002, is approximately $471.8 million, of which approximately $154.8 million is attributable to the pipeline replacement program approved by the GPSC.

Management's Discussion and Analysis of Results of Operations and Financial Condition

As of September 30, 1999, natural gas stored underground decreased $90.8 million to $47.3 million from $138.1 million, primarily due to the assignment of natural gas inventories to certificated marketers in accordance with the Deregulation Act. As of October 1, 1999, AGLC's natural gas stored underground decreased approximately $19.0 million, primarily due to the additional assignment of natural gas inventories to certificated marketers. (See Inventory Assignment section under State Regulatory Activity.)

Ratios and Coverages

As of September 30, 1999, AGL Resources' capitalization ratio consisted of:

 .  45.3% long-term debt;
 .  5.5% preferred securities; and
 .  49.2% common equity.

The return on average common stockholders' equity decreased in fiscal 1999 from fiscal 1998 as a result of the decrease in net income of $6.2 million.

The ratio of earnings to combined fixed charges and preferred stock dividends, the ratio of earnings to interest charges and preferred stock dividends, and the ratio of earnings to fixed charges decreased in fiscal 1999 compared to fiscal 1998 primarily due to lower earnings.


State Regulatory Activity

During fiscal 1999, AGLC unbundled, or separated, all services to its natural gas customers in Georgia; allocated delivery capacity to certificated marketers who sell the gas commodity to residential and small commercial customers; and created a secondary market for large commercial and industrial transportation capacity. (See Overview of the Transition from a Regulated to a Competitive Business Environment section under Nature of Our Business.)


Daily Balancing Services; EBB. In September 1999, the GPSC approved the application of daily balancing services and related charges to certificated marketers serving retail customers on AGLC's system. This decision allows AGLC to operate its delivery system in a reliable manner and provides for full recovery of costs incurred for system imbalances. Along with the GPSC's order on daily balancing, AGLC's Electronic Bulletin Board ("EBB") was declared fully operational. This declaration was a requirement in order for daily balancing to become effective.

Regulatory Accounting. AGL Resources has recorded regulatory assets and liabilities in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71").

In July 1997, the Emerging Issues Task Force ("EITF") concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment of the utility. The EITF consensus permits assets and liabilities of a deregulated segment to be retained if they are recoverable through a segment that remains regulated.

The Deregulation Act allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates that AGLC, as the local gas distribution company, charges to transport natural gas through its intrastate pipeline system will continue to be regulated by the GPSC. Therefore, the continued application of SFAS 71 is appropriate for regulatory assets and liabilities related to AGLC's delivery services.

AGLC Pipeline Safety Program. On January 8, 1998, the GPSC issued procedures and set a schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the Adversary Staff of the GPSC that details a 10-year replacement program for approximately 2,300 miles of cast iron and bare steel pipe. Over that 10-year period, AGLC will recover from customers, through billings to certificated marketers, the costs related to the program net of any cost savings from the replacement program.

During fiscal 1999, approximately 247 miles of pipe was replaced pursuant to the program. Also during fiscal 1999, AGLC's capital expenditures and operation and maintenance expenses related to the pipeline replacement program were approximately $43.2 million and $11.5 million, respectively. All such amounts will be recovered through a combination of SFV rates and a regulatory mechanism.

Weather Normalization. The weather normalization adjustment rider ("WNAR") authorized by the TRA to offset the impact of unusually cold or warm weather on customer billings and operating margin remains in effect for Chattanooga. The WNAR in effect for AGLC was discontinued for fiscal 1999 by the GPSC when the SFV rate structure became effective. (See Note 1. Significant Accounting Policies.)

Management's Discussion and Analysis of Results of Operations and Financial Condition

Inventory Assignment. Pursuant to the Deregulation Act, certificated marketers, including AGLC's marketing affiliate, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process is the allocation of certain pipeline services that AGLC has under contract, including interstate pipeline transportation and gas storage. In particular, AGLC has allocated the majority of its pipeline storage services that it has under contract to the certificated marketers along with a corresponding amount of inventory based on the respective market share of the certificated marketers. Following the rules of AGLC's tariff, the sale price was the weighted-average cost of the storage inventory at the time of sale. AGLC changed its inventory costing method for its gas inventories from first-in, first-out to weighted average effective October 1, 1998. The weighted-average cost-flow assumption provides for a more equitable pricing method for the sale of gas inventories to certificated marketers.

As of September 30, 1999, AGLC had $43.0 million in gas storage. This amount represents:

 . Unassigned gas storage as of September 30, 1999, to serve unassigned customers; and

 . AGLC's retained storage, that represents the under ground storage capacity retained by AGLC to balance temporary differences between marketer's expected demand and actual demand.

Certain gas storage inventory was unassigned at September 30, 1999 because all customers had not been assigned. Customers are switched to certificated marketers on the first day of the month following the receipt of a switch request. At September 30, 1999, approximately 18% of the customers had not been switched to certificated marketers. Such customers were switched on October 1, 1999, with the exception of approximately 15,000 customers. The remaining customers are expected to switch during the first quarter of fiscal 2000. The resulting decrease in gas inventory on October 1, 1999 was approximately $19.0 million.


Gas Supply Contracts

In connection with AGLC's exit from natural gas sales service, AGLC terminated 24 long-term gas supply contracts. Certain of these contracts will require the payment of an aggregate of approximately $2.0 million of reservation charges in order to terminate the contracts. AGLC was permitted by the GPSC to utilize gas cost credits to pay these reservation charges. (See Note 10. Commitments and Contingencies.)


Federal Regulatory Activity

FERC Order 636: Transition Costs Settlement Agreements. The utility purchases natural gas transportation and storage services from interstate pipeline companies, and the Federal Energy Regulatory Commission ("FERC") regulates those services and the rates the interstate pipeline companies charge the utility. During the past decade, the FERC has dramatically transformed the natural gas industry through a series of generic orders promoting competition in the industry. As part of that transformation, the interstate pipelines that serve the utility have been required to:

 .  Unbundle, or separate, their transportation and gas supply services; and

 . Provide a separate transportation service on a nondiscriminatory basis for the gas that is supplied by numerous gas producers or other third parties.

The FERC is considering further revisions to its rules, including the following:

 . Its policies governing secondary market transactions for use of pipeline capacity; and

 . Revisions that would permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

The utility cannot predict whether revisions will be adopted or how they may potentially affect operations.

The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the suppliers' transportation and gas supply services. Based on its pipeline suppliers' filings with the FERC, the utility estimates the total portion of its transition costs from all its pipeline suppliers will be approximately $107.9 million. As of September 30, 1999, approximately $105.8 million of those costs had been incurred and were being recovered primarily from the utility's customers under rates charged for gas sales. Going forward, AGLC's remaining costs will be recovered from certificated marketers.

The largest portion of the transition costs the utility must pay consists of gas supply realignment costs that Southern Natural Gas Company ("Southern") and Tennessee Gas Pipeline Company ("Tennessee") bill the utility. The utility and other parties have entered restructuring settlements with Southern and Tennessee that resolve all transition cost issues for those pipelines.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Under the Southern settlement, the utility's share of Southern's transition costs is approximately $89.7 million, of which the utility incurred $87.6 million as of September 30, 1999. Under the Tennessee settlement, the utility's share of Tennessee's transition costs was approximately $14.7 million, all of which had been incurred by September 30, 1999.

Southern filed a general rate case on September 1, 1999. Its proposed rates would represent a 10% increase (about $15 million per year) under AGLC's existing contracts in firm interstate pipeline charges. These rates would become effective March 1, 2000, subject to refund unless the FERC should accept an offer of settlement between Southern and its customers. Such a settlement is currently under discussion.

Environmental Matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as "manufactured gas plants," or "MGPs" which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

AGLC has been associated with twelve MGP sites in Georgia and three in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.

For each of the MGP sites, AGLC has estimated its share of the likely costs of investigation and cleanup. AGLC used the following process for the estimates:
First, AGLC eliminated the sites where it was believed that no cleanup or further investigation was likely to be necessary. Second, AGLC estimated its likely future cost of investigation and cleanup at each of the remaining sites. Third, for some sites, AGLC estimated its likely "share" of the costs. AGLC developed its estimate based on any agreements for cost sharing it has, the legal principles for sharing costs, its evaluation of other entities' ability to pay, and other similar factors.

Using the above process, AGLC currently estimates that its total future cost of investigating and cleaning up MGP sites is between $102.4 million and $148.2 million. That range does not include other potential expenses, such as unasserted property damage or personal injury claims or legal expenses for which AGLC may be held liable but for which neither the existence nor the amount of such liabilities can be reasonably forecast. Within that range, AGLC cannot identify any single number as a "better" estimate of its likely future costs. Consequently, AGLC has recorded the lower end of the range, or $102.4 million, as a liability and a corresponding regulatory asset as of September 30, 1999. AGLC does not believe that any single number within the range constitutes a "better" estimate because its actual future investigation and cleanup costs will be affected by a number of contingencies that cannot be quantified at this time. During fiscal 1999, the asset increased $78.7 million and was reduced by amortization of $6.1 million resulting in an asset of $150.2 million.

As of September 30, 1998, AGLC had recorded a liability of $47.0 million. During fiscal 1999, the liability increased by $78.7 million and payments of $23.3 million were made. The net increase in the liability was $55.4 million resulting in a liability of $102.4 million as of September 30, 1999. The net increase in the liability was based on revised estimates of future costs, which resulted in a corresponding increase in the unrecovered environmental response cost asset.

AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an "Environmental Response Cost Recovery Rider." It allows the recovery of costs of investigation, testing, cleanup, and litigation. Because of that rider, AGLC has recorded a regulatory asset in the same amount as the recorded liability for investigation and cleanup. During fiscal 1999, AGLC recovered $6.1 million through its environmental response recovery rider. (See
Note 12. Environmental Matters.)

The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. AGLC has been actively pursuing those recoveries. There were no material recoveries during fiscal 1999 or 1998.

Accounting Developments

During fiscal 1999, AGL Resources adopted the Financial Accounting Standards Board ("FASB") Statements No. 130, "Reporting Comprehensive Income", No. 131, "Disclosure about Segments of an Enterprise and Related Information", and No. 132, " Employers' Disclosures about Pensions and Other Postretirement Benefits". None of these statements had a material effect on the consolidated financial statements.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for

Management's Discussion and Analysis of Results of Operations and Financial Condition

derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources will adopt SFAS 133 in fiscal 2001. The impact of SFAS 133 on AGL Resources' consolidated financial statements is under review and is currently unknown.

Competition

Utility

The utility competes with alternative energy suppliers to distribute natural gas to large commercial and industrial customers. Those customers can switch to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood by-products. AGLC also competes to distribute gas to large commercial and industrial customers who seek to bypass AGLC's distribution system.

Pursuant to the GPSC's rate case order of June 30, 1998, AGLC has been able to price distribution services to large commercial and industrial customers in one of three ways:

 .  GPSC approved rates in AGLC's tariff;

 . Negotiated rates if an existing rate is not priced competitively with a customer's competitive alternative fuel; or

 .  Special contracts approved by the GPSC.

Additionally, interruptible customers have the option of purchasing delivery service directly from certificated marketers, who are authorized to use capacity on AGLC's distribution system that is allocated to the certificated marketers for firm residential and small commercial customers, whenever such capacity is not being used for firm customers.

Non-utility

AGL Resources engages in several competitive, energy-related businesses, including gas supply services, wholesale and retail propane sales, customer care services, and the sale of energy-related products and services for residential, commercial, and industrial customers throughout the Southeast. (See Organizational Structure section under Nature of Our Business.)

Unlike the utility, the non-utility businesses are not regulated. The non-utility businesses typically face competition from other companies in the same or similar businesses.

SouthStar competes with other energy marketers, including certificated marketers in Georgia, to provide natural gas and related services to customers in Georgia and the Southeast. SouthStar began marketing natural gas to all customers in Georgia during the first quarter of fiscal 1999. Marketing efforts during the transition to competition in Georgia consisted of advertising and promotional campaigns. As of October 1, 1999, SouthStar had the largest market share among approximately 15 certificated and active marketers in Georgia.

Utilipro competes with other customer care service providers throughout the United States and Canada. Utilipro anticipates that the number of competitors will increase as energy markets in the United States and Canada become deregulated.

Year 2000 Readiness Disclosure

The widespread use by governments and businesses, including AGL Resources, of computer software that relies on two digits, rather than four digits, to define the applicable year may cause computers, computer-controlled systems, and equipment with embedded software to malfunction or incorrectly process data as AGL Resources approaches and enters the year 2000.

AGL Resources' Year 2000 Readiness Initiative

In view of the potential adverse impact of the "Year 2000" issue on its business, operations, and financial condition, AGL Resources has established a cross-functional team to coordinate, and to report to management on a regular basis about, the assessment, remediation planning, and plan implementation processes directed to the Year 2000 issue. AGL Resources has also engaged independent consultants to assist in the assessment, remediation, planning, and implementation phases of our Year 2000 initiative. AGL Resources' Year 2000 initiative is proceeding on a schedule that management believes will achieve Year 2000 readiness in a timely manner.

The mission of AGL Resources' Year 2000 initiative is to define and provide a continuing process for assessment, remediation planning, and plan implementation to achieve a level of readiness that will meet the challenges presented by the Year 2000 in a timely manner. Achieving Year 2000 readiness does not mean correcting every Year 2000 limitation. Achieving Year 2000 readiness does mean that critical systems, critical electronic assets, and relationships with key business partners have been evaluated and are expected to be suitable for continued use into and beyond the year 2000, and that contingency plans are in place.

Management's Discussion and Analysis of Results of Operations and Financial Condition

AGL Resources' Year 2000 readiness initiative involves a three-phase process. The initiative is a continuing process with all phases of the initiative progressing concurrently with respect to information technology ("IT") applications, infrastructure and non-information technology ("non-IT") applications, as each of those terms is defined below, and key business relationships. The three phases of AGL Resources' Year 2000 initiative are as follows:

1. Assessment - Assessment involves identifying and inventorying business assets and processes. It also involves determining the Year 2000 readiness status of AGL Resources' assets and of key business partners. Key business partners are those customers, suppliers and manufacturers who management believes may be material to AGL Resources' business, results of operations, or financial condition. In appropriate circumstances, pre-remediation testing is conducted as a part of the assessment phase. The assessment phase of AGL Resources' Year 2000 initiative includes assessment for Year 2000 readiness of the following:

     . IT applications - Computer software maintained by AGL Resources' Information Systems ("IS") Department;

     . Non-IT applications - Computer hardware, such as AGL Resources' mainframe and PC's, microprocessors embedded in equipment, and software maintained by business units other than AGL Resources' IS Department; and

     .  Key business partners (customers, suppliers, and manufacturers).

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


State of Readiness

AGL Resources continues to assess the impact of the Year 2000 issue throughout its businesses and operations, including its customer and supplier base. The scope of the Year 2000 initiative includes AGL Resources and its subsidiaries.

Set forth below is a description of the progress of AGL Resources' Year 2000 initiative in all business units that are within the scope of AGL Resources' Year 2000 initiative, with the exception of SouthStar and of Utilipro. With respect to SouthStar, the assessment, remediation planning, and plan implementation phases have been completed. All of SouthStar's critical assets are Year 2000 ready. An assessment of the readiness of SouthStar's two joint venture partners is underway. Information or responses from all of SouthStar's key suppliers and customers has been obtained. The assessment of SouthStar's key suppliers reveals that all are Year 2000 ready, with the exception of one supplier whom SouthStar expects will achieve Year 2000 readiness prior to December 31, 1999. The preparation and review of contingency plans for SouthStar have been completed. With respect to Utilipro, the Year 2000 initiative commenced in January of 1999. The project plan and assessment phase, as well as the remediation planning phase, for the Utilipro Year 2000 initiative have been completed. Utilipro has engaged independent consultants to assist with its Year 2000 initiative. The mission and processes of the Year 2000 initiative for Utilipro are essentially identical to those of AGL Resources' Year 2000 initiative. The majority of the remediation and testing for Utilipro is complete. Management expects Utilipro's business and operations to achieve Year 2000 readiness.


IT Applications

Assessment of, and remediation planning for, IT applications is complete and implementation is underway. During the assessment phase, an assessment of AGL Resources' 81 IT applications was completed. Of the 81 applications, 14 are deemed to be critical applications. The results of AGL Resources' Year 2000 initiative with respect to IT applications indicate that, to date:

 . 55 applications now are ready for Year 2000, including all critical applications;

 .  Nine applications have been eliminated;

 .  Sixteen applications have been replaced; and

 .  One application is scheduled for elimination by December 15, 1999.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Infrastructure and Non-IT Applications

Assessment, remediation, and testing of infrastructure and non-IT applications are complete. These processes involved:

 .  Identifying business processes;

 . Identifying the assets that comprise the infrastructure and non-IT applications category, and defining the business process or processes to which such assets relate;

 .  Identifying the mission criticality of each such asset and business process;

 . Documenting in a tracking database the existence, and the mission-criticality, of each such asset and business process;

 . Fixing, upgrading, replacing, eliminating, or developing alternate processes for those assets that were deemed not to be Year 2000 ready; and

 . Testing the mission-critical assets where possible. In those cases where testing of those assets was not possible or was cost-prohibitive, the process involved evaluating and accepting, where appropriate, the readiness statements provided by the manufacturers of such assets.


Key Business Partners

AGL Resources has contacted key business partners, including suppliers, manufacturers and customers to evaluate their Year 2000 readiness plans and status of readiness. AGL Resources has contacted over 2,000 suppliers and manufacturers by letter. This group includes suppliers and manufacturers that AGL Resources considers key business partners as well as other selected suppliers and manufacturers. AGL Resources has received responses from the majority of suppliers and manufacturers who were contacted. To date, AGL Resources has completed follow-up with 100% of those suppliers that are considered critical suppliers. AGL Resources plans to continue to update its assessment of the readiness of critical suppliers and manufacturers during the remainder of calendar year 1999.

AGL Resources also initiated contact with more than 2,500 commercial and industrial customers by personal or telephone interview or by fax survey. That group of customers includes customers that AGL Resources considers key business partners as well as other selected customers. AGL Resources expects to continue to follow-up as needed throughout the remainder of calendar year 1999. In light of deregulation, the expected focus of AGL Resources' follow-up effort will be on certificated marketers in Georgia who are also AGLC's customers.

AGL Resources is assessing the state of readiness of key business partners who have responded to requests for information and will continue to do so as additional responses are received. As a general matter, AGL Resources, like other businesses, is vulnerable to key business partners' inability to achieve Year 2000 readiness. AGL Resources cannot predict the outcome of business partners' readiness efforts. However, AGL Resources has developed contingency plans to mitigate risks associated with the Year 2000 readiness of certain business partners, including certain key business partners. AGL Resources' review of key business partners' responses gives management no reason to believe the Year 2000 readiness of key business partners is likely to have a material impact on AGL Resources' business, results of operations, or financial condition. AGL Resources will continue to assess key business partners throughout the remainder of calendar year 1999.


Costs to Address Year 2000 Issues

AGL Resources intends to devote the resources necessary to achieve a level of readiness that will meet its Year 2000 challenges in a timely manner. Through September 30, 1999, cumulative expenses in connection with AGL Resources' Year 2000 assessment, remediation planning, and plan implementation processes were approximately $6.7 million. Of this total, $2.7 million was spent in fiscal years 1997 and 1998. Through September 30, 1999, an additional $8.6 million has been spent for the replacement of AGL Resources' financial and human resources information systems. The primary reason for replacing those systems was to achieve increased efficiency and functionality. An added benefit of replacing those systems was the avoidance of the costs of remediating Year 2000 problems associated with AGL Resources' previous financial and human resources information systems. The costs of the new financial and human resources information systems have been capitalized, in accordance with AGL Resources' accounting policies and with generally accepted accounting principles.

AGL Resources expects to spend $2.1 million for the Year 2000 initiative in fiscal 2000. These estimates include costs associated with the use of outside consultants as well as hardware and software costs. They also include direct costs associated with employees of AGL Resources' IS Department who work on the Year 2000 initiative. It does not include costs associated with employees of other departments such as Legal and Internal Audit, and of other business units, that are involved, on a limited basis, in the Year 2000 initiative.

Management's Discussion and Analysis of Results of Operations and Financial Condition

On June 30, 1998, the GPSC issued a rate case order in response to a filing by AGLC. The GPSC provided for the deferral, amortization, and recovery of some Year 2000 costs over a five-year period beginning July 1, 1998. The portion of those costs that will be deferred in this way includes costs which would normally be expensed in accordance with generally accepted accounting principles and that are attributable to AGLC. Going forward, AGL Resources estimates that approximately 83% of Year 2000 costs will be attributable to AGLC. At September 30, 1999, AGLC had deferred total costs of approximately $4.4 million, which are being amortized and recovered over a five year period.

At present, the cost estimates associated with achieving Year 2000 readiness are not expected to materially impact AGL Resources' consolidated financial statements. AGL Resources will account for costs related to achieving Year 2000 readiness in accordance with its internal accounting policies, with regulatory treatment, and with generally accepted accounting principles.


Risks of Year 2000 Issues

AGL Resources has finalized its estimate of the Year 2000 most reasonably likely worst case scenarios. These scenarios contemplate intermittent disruptions of important goods and services that AGL Resources obtains from third parties at some locations. AGL Resources does not expect these disruptions to be long-term nor does AGL Resources expect the disruptions to materially impact its operations as a whole. However, the extent of such disruptions is uncertain, and if the extent or longevity of the disruptions exceed AGL Resources' assumptions, they could have a material adverse impact on AGL Resources' business, results of operations, or financial condition.

Although AGL Resources has finalized its estimate of Year 2000 most reasonably likely worst case scenarios, the process of refining AGL Resources' most reasonably likely worst case scenarios will be an ongoing process. AGL Resources expects to continue to develop and modify its most reasonably likely worst case scenarios as AGL Resources obtains additional information regarding (a) internal systems and equipment during the implementation phase of its Year 2000 initiative as well as during independent validation and verification of the Year 2000 readiness of such systems and equipment, and (b) the status, and the impact on AGL Resources, of the Year 2000 readiness of others.


Business Continuity and Contingency Planning

AGL Resources has completed its Year 2000 contingency plans. Those plans, which are intended to enable AGL Resources to deliver an acceptable level of service despite Year 2000 failures, include performing certain processes manually, changing suppliers, and reducing or suspending certain noncritical aspects of AGL Resources' operations. AGL Resources' contingency planning effort focused on the potential internal risks as well as potential risks associated with AGL Resources' suppliers and customers. AGL Resources' most reasonably likely worst case scenarios as described above define the boundaries of AGL Resources' contingency planning effort. The contingency planning process also includes, but is not limited to the following:

 . Identifying the nature of Year 2000 risks in order to understand the business impact of those risks;

 .  Identifying minimal acceptable service levels;

 .  Identifying alternative providers of goods and services;

 . Identifying necessary investments in additional back-up equipment such as generators and communications equipment; and

 . Developing manual methods of performing critical functions currently performed by electronic systems and equipment.

AGL Resources has completed initial testing of its contingency plans. During the remainder of calendar year 1999, AGL Resources plans to update, refine, and further test its contingency plans as needed, to reflect system and business changes as they evolve.


Clean Management

Clean management describes the process of:

 . Identifying AGL Resources' means of acquiring assets and of developing or modifying systems;

 .  Verifying the Year 2000 readiness of assets prior to purchase; and

 . Assuring that system modifications and new systems are Year 2000 ready at the time of development or acquisition.

AGL Resources is using the clean management process on an on-going basis. Clean management applies to IT applications, to infrastructure and non-IT applications, and to key business partner relationships. AGL Resources expects to obtain additional or updated information about the Year 2000

Management's Discussion and Analysis of Results of Operations and Financial Condition

readiness of assets and key business partners through the clean management process. AGL Resources will address any additional Year 2000 issues discovered as a result of the clean management process.


Validation and Verification

AGL Resources' Year 2000 initiative includes validation and verification of assets by AGL Resources, by third parties, or by both. AGL Resources expects validation and verification efforts, whether internal or independent, to result in the discovery of additional Year 2000 issues and AGL Resources will address those issues as they arise. AGL Resources expects the validation and verification process to continue throughout calendar year 1999 and into calendar year 2000.

Presently, AGL Resources believes that its assessment, remediation planning, plan implementation and contingency planning processes will be effective to achieve Year 2000 readiness in a timely manner.


Forward-Looking Statements

The preceding "Year 2000 Readiness Disclosure" discussion contains various forward-looking statements that represent AGL Resources' beliefs or expectations regarding future events. When used in the "Year 2000 Readiness Disclosure" discussion, the words "believes", "intends", "expects", "estimates", "plans", "goals" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, AGL Resources' expectations as to when AGL Resources will complete the assessment, remediation planning, and implementation phases of its Year 2000 initiative as well as its Year 2000 contingency planning; AGL Resources' estimated cost of achieving Year 2000 readiness; and AGL Resources' belief that its internal systems and equipment will be Year 2000 ready in a timely and appropriate manner. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from projected results. Factors that may cause those differences include availability of information technology resources; customer demand for AGL Resources' products and services; continued availability of materials, services, and data from AGL Resources' suppliers; the ability to identify and remediate all date-sensitive lines of computer code and to replace embedded computer chips in affected systems and equipment; the failure of others to timely achieve appropriate Year 2000 readiness; and the actions or inaction of governmental agencies and others with respect to Year 2000 problems.

Qualitative and Quantitative Disclosures about Market Risk

All financial instruments and positions held by AGL Resources described below are held for purposes other than trading.

The fair value of AGL Resources' long-term debt and Capital Securities are affected by changes in interest rates. The carrying value of AGL Resources' long-term debt and capital securities has been the same for the past two fiscal years. The following presents the sensitivity of the fair value of AGL Resources' long-term debt and capital securities to a hypothetical 10% decrease in interest rates as of September 30, 1999 and 1998, respectively:


                                                          Hypothetical
                                 Carrying   Fair           Increase in
Dollars in Millions              Value      Value(a)     Fair Value(b)
----------------------------------------------------------------------
September 30, 1999
----------------------------------------------------------------------

Long-term debt
   including current portion     $660.0       $640.8          $36.7
Capital Securities               $ 74.3       $ 70.0          $ 7.4


September 30, 1998
----------------------------------------------------------------------
Long-term debt
    including current portion    $660.0       $714.6          $28.7
Capital Securities               $ 74.3       $ 81.5          $ 3.7

(a) Based on quoted market prices for these or similar issues.
(b) Calculated based on the change in discounted cash flow, assuming a 10% decrease in interest rates as of September 30,1999 and 1998.

Consolidated Balance Sheets - Assets

                                                                     For the years ended September 30,
In millions                                                      1999                                 1998
----------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                  $   32.9                             $    0.9
  Receivables
    Gas (less allowance for uncollectible accounts
      of $2.4 in 1999 and $3.7 in 1998)                          36.0                                 81.6
    Other (less allowance for uncollectible accounts
      of $1.9 in 1999 and $0.4 in 1998)                           8.7                                  8.7
  Unbilled revenues                                               6.0                                 31.4
  Inventories
    Natural gas stored underground                               47.3                                138.1
    Liquefied natural gas                                         6.7                                 17.7
    Materials and supplies                                        9.3                                 10.0
    Other                                                         3.6                                  4.6
  Other                                                           7.0                                  5.4
----------------------------------------------------------------------------------------------------------
    Total current assets                                        157.5                                298.4
----------------------------------------------------------------------------------------------------------

Property, Plant, and Equipment
  Utility plant                                               2,274.3                              2,133.5
  Less accumulated depreciation                                 757.1                                680.9
----------------------------------------------------------------------------------------------------------
    Utility plant - net                                       1,517.2                              1,452.6
----------------------------------------------------------------------------------------------------------
  Non-utility property                                          116.7                                105.6
  Less accumulated depreciation                                  35.0                                 24.6
----------------------------------------------------------------------------------------------------------
    Non-utility property - net                                   81.7                                 81.0
----------------------------------------------------------------------------------------------------------
    Total property, plant and equipment - net                 1,598.9                              1,533.6
----------------------------------------------------------------------------------------------------------

Deferred Debts and Other Assets
  Unrecovered environmental response costs                      150.2                                 77.6
  Investments in joint ventures                                  28.2                                 46.7
  Unrecovered postretirement benefits costs                       8.5                                  9.3
  Other                                                          26.0                                 19.7
----------------------------------------------------------------------------------------------------------
    Total deferred debits and other assets                      212.9                                153.3
----------------------------------------------------------------------------------------------------------
Total Assets                                                 $1,969.3                             $1,985.3
==========================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets - Liabilities and Capitalization

                                                                                     For the years ended September 30,
In millions                                                                         1999                            1998
---------------------------------------------------------------------------------------------------------------------------
Current Liabilities
        Accounts payable - trade                                              $     31.3                      $     48.4
        Current portion of long-term debt                                           50.0                               -
        Gas cost credits                                                            37.9                               -
        Other accrued liabilities                                                   32.1                            12.1
        Interest                                                                    26.0                            32.8
        Wages and salaries                                                          10.5                            14.8
        Customer deposits                                                            7.4                            30.5
        Short-term debt                                                              1.5                            76.5
        Deferred purchased gas adjustment                                              -                            12.4
        Other                                                                       26.2                            26.0
---------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                  222.9                           253.5
---------------------------------------------------------------------------------------------------------------------------

Accumulated Deferred Income Taxes                                                  211.3                           203.0
---------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
        Accrued environmental response costs                                       102.4                            47.0
        Accrued postretirement benefits costs                                       32.4                            33.4
        Accrued pension costs                                                        5.3                             2.2
---------------------------------------------------------------------------------------------------------------------------
        Total long-term liabilities                                                140.1                            82.6
---------------------------------------------------------------------------------------------------------------------------

Deferred Credits
        Unamortized investment tax credit                                           24.5                            25.8
        Regulatory tax liability                                                    16.4                            17.3
        Other                                                                        8.3                            14.7
---------------------------------------------------------------------------------------------------------------------------
        Total deferred credits                                                      49.2                            57.8
---------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 10, 12 and 17)
---------------------------------------------------------------------------------------------------------------------------

Capitalization
        Long-term debt                                                             610.0                           660.0
        Subsidiary obligated mandatorily redeemable
          preferred securities                                                      74.3                            74.3
        Common stockholders' equity (See accompanying
          Statements of Consolidated Common Stockholders' Equity)                  661.5                           654.1
---------------------------------------------------------------------------------------------------------------------------
        Total capitalization                                                     1,345.8                         1,388.4
---------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Capitalization                                          $  1,969.3                      $  1,985.3
===========================================================================================================================

See Notes to Consolidated Financial Statements.

Statements of Consolidated Income



                                                             For the years ended September 30,

In millions, except per share amounts                       1999           1998        1997
-----------------------------------------------------------------------------------------------
Operating Revenues                                       $ 1,068.6     $  1,338.6   $  1,287.6

Cost of Sales                                                544.7          796.0        766.5
-----------------------------------------------------------------------------------------------
Operating Margin                                             523.9          542.6        521.1
-----------------------------------------------------------------------------------------------
Other Operating Expenses
  Operation                                                  225.5          238.1        226.2
  Maintenance                                                 40.6           38.4         30.8
  Depreciation                                                78.8           71.1         66.6
  Taxes other than income taxes                               24.4           27.4         26.0
-----------------------------------------------------------------------------------------------
    Total other operating expenses                           369.3          375.0        349.6
-----------------------------------------------------------------------------------------------
Operating Income                                             154.6          167.6        171.5
-----------------------------------------------------------------------------------------------
Other Income (Loss)                                          (17.6)          12.9         10.3
-----------------------------------------------------------------------------------------------
Gain on Sales of Joint Venture Interests                      35.6              -            -
-----------------------------------------------------------------------------------------------
Interest Expense and Preferred Stock Dividends
  Interest expense                                            53.0           54.4         52.2
  Dividends on preferred stock of subsidiary                   6.1            6.7          6.2
-----------------------------------------------------------------------------------------------
     Total interest expense and preferred stock dividends     59.1           61.1         58.4
-----------------------------------------------------------------------------------------------
Income Before Income Taxes                                   113.5          119.4        123.4
-----------------------------------------------------------------------------------------------
Income Taxes                                                  39.1           38.8         46.8
-----------------------------------------------------------------------------------------------
Net Income                                               $    74.4     $     80.6   $     76.6
-----------------------------------------------------------------------------------------------
Earnings Per Common Share (Note 1)
  Basic                                                  $    1.30     $     1.41   $     1.37
  Diluted                                                $    1.29     $     1.41   $     1.36
-----------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares
  Outstanding (Note 1)
  Basic                                                       57.4           57.0         56.1
  Diluted                                                     57.4           57.1         56.2
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Statements of Consolidated Common Stockholders' Equity

                                                                               For the years ended September 30,
In millions except per share amounts                                       1999              1998              1997
---------------------------------------------------------------------------------------------------------------------
Common Stock
  $5 par value; authorized 100.0 shares;
     issued, 57.8 in 1999, 57.3 in 1998, and 56.6 in 1997
  Beginning of year                                                      $   286.6          $ 283.1           $ 278.4
    Benefit, stock compensation, dividend reinvestment,
      and stock purchase plans                                                 2.6              3.5               3.7
    Acquisition of nonregulated operation                                        -                -               1.0
---------------------------------------------------------------------------------------------------------------------
End of year                                                                  289.2            286.6             283.1
---------------------------------------------------------------------------------------------------------------------

Premium on Common Stock
  Beginning of year                                                          193.0            183.6             170.6
    Benefit, stock compensation, dividend reinvestment,
      and stock purchase plans                                                 7.0              9.4              10.1
    Acquisition of nonregulated operation                                        -                -               2.9
---------------------------------------------------------------------------------------------------------------------
End of year                                                                  200.0            193.0             183.6
---------------------------------------------------------------------------------------------------------------------

Earnings Reinvested
  Beginning of year                                                          174.5            155.4             139.3
    Net income                                                                74.4             80.6              76.6
    Loss on issuance of treasury stock                                        (0.1)               -                 -
    Common stock dividends ($1.08 per share in 1999, 1998, and 1997)         (62.1)           (61.5)            (60.5)
---------------------------------------------------------------------------------------------------------------------
End of year                                                                  186.7            174.5             155.4
---------------------------------------------------------------------------------------------------------------------

Shares held in Treasury
  0.7 shares in 1999
  Beginning of year                                                              -                -                 -
    Repurchase of shares                                                     (16.1)               -                 -
    Benefit, stock compensation, dividend reinvestment,
      and stock purchase plans                                                 1.7                -                 -
---------------------------------------------------------------------------------------------------------------------
End of year                                                                  (14.4)               -                 -
---------------------------------------------------------------------------------------------------------------------
       Total Common Stockholders' Equity                                 $   661.5          $ 654.1           $ 622.1
=====================================================================================================================

See Notes to Consolidated Financial Statements

Statements of Consolidated Cash Flows

                                                                                 For the years ended September 30,
In millions                                                             1999                    1998                1997
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                        $   74.4                $   80.6            $   76.6
  Adjustments to reconcile net income to net
   cash flow from operating activities
    Gain on sales of joint venture interests                           (35.6)                      -                   -
    Depreciation and amortization                                       81.8                    75.7                70.3
    Deferred income taxes                                                9.0                    11.3                18.5
    Provision for write-down of assets                                     -                    13.9                   -
    Other                                                               (2.0)                    2.0                 0.3
--------------------------------------------------------------------------------------------------------------------------------
                                                                       127.6                   183.5               165.7
  Changes in certain assets and liabilities
    Receivables                                                         71.0                   (29.6)                5.8
    Inventories                                                        103.5                    13.1               (10.3)
    Deferred purchase gas adjustment                                   (11.7)                   17.4                (3.8)
    Gas cost credits                                                    37.9                       -                   -
    Accounts payable                                                   (17.1)                  (13.8)              (12.8)
    Customer deposits                                                  (23.1)                    1.3                 1.4
    Environmental response costs - net                                 (17.2)                  (12.9)              (10.1)
    Other - net                                                         (3.9)                   18.5                17.3
--------------------------------------------------------------------------------------------------------------------------------
    Net cash flow from operating activities                            267.0                   177.5               153.2
--------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
   Net payments and borrowings of debt                                 (75.0)                   47.0              (124.0)
   Sale of common stock, net of expenses and noncash dividends           1.2                     0.9                 1.7
   Redemptions of preferred securities                                     -                   (44.5)              (14.7)
   Purchase of treasury shares                                         (16.1)                      -                   -
   Sale of treasury shares                                               0.3                       -                   -
   Sale of preferred securities, net of expenses                           -                       -                74.3
   Sale of long-term debt                                                  -                       -               105.5
   Dividends paid on common stock                                      (52.8)                  (51.6)              (50.7)
--------------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                             (142.4)                  (48.2)               (7.9)
--------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
   Utility plant expenditures                                         (124.8)                  (94.8)             (123.5)
   Non-utility property expenditures                                   (18.6)                  (22.5)              (23.3)
   Cash received from sales of joint venture interests                  65.0                       -                   -
   Investment in joint ventures                                         (4.4)                  (12.9)               (2.8)
   Dividends received from joint ventures                                1.8                     3.0                 2.0
   Other                                                               (11.6)                   (6.0)               (1.6)
--------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                              (92.6)                 (133.2)             (149.2)
--------------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                32.0                    (3.9)               (3.9)
    Cash and cash equivalents at beginning of period                     0.9                     4.8                 8.7
--------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of period                      $   32.9                $    0.9            $    4.8
================================================================================================================================

Cash Paid During the Year for
   Interest                                                         $   60.5                $   51.5            $   48.8
   Income taxes                                                     $   17.0                $   39.2            $   28.2
--------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Our Business

AGL Resources Inc. is the holding company for:

 .  Atlanta Gas Light Company ("AGLC") and its wholly-owned subsidiary,
   Chattanooga Gas Company ("Chattanooga"), which are natural gas local distribution utilities;

 .  AGL Energy Services, Inc. ("AGLE"), a gas supply services company; and

 .  Several non-utility subsidiaries.

AGL Resources Inc. and its subsidiaries are collectively referred to as "AGL Resources."

AGLC conducts its primary business, the distribution of natural gas, in Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. Chattanooga distributes natural gas in the Chattanooga and Cleveland areas of Tennessee. The Georgia Public Service Commission ("GPSC") regulates AGLC, and the Tennessee Regulatory Authority ("TRA") regulates Chattanooga. AGLE is a nonregulated company that bought and sold the natural gas which was supplied to AGLC's customers during the deregulation transition period to full competition in Georgia. Currently, AGLE buys and sells natural gas for Chattanooga's customers.

AGLC comprises substantially all of AGL Resources' assets, revenues, and earnings. The operations and activities of AGLC, AGLE, and Chattanooga, collectively, are referred to as the "utility." The utility's operations expenses include costs allocated from AGL Resources Inc.

AGL Resources currently owns or has an interest in the following non-utility businesses:

 . SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources Inc. and subsidiaries of Dynegy, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name "Georgia Natural Gas Services";

 . AGL Investments, Inc., which currently manages certain non-utility businesses including:

   . AGL Propane, Inc. ("Propane"), which engages in the sale of propane and related products and services in Georgia, Alabama, Tennessee and North Carolina;

   . Trustees Investments, Inc., which owns Trustees Gardens, a residential and retail development located in Savannah, Georgia; and

   . Utilipro, Inc., ("Utilipro"), in which AGL Resources has an 85% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States and Canada;

 .  AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company
   LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

Regulation of the Utility Business

The GPSC and the TRA regulate the utility business with respect to rates, maintenance of accounting records, and various other matters. Generally, the same accounting policies and practices utilized by non-utility companies are utilized by the utility for financial reporting under generally accepted accounting principles. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by non-regulated companies to determine the rates charged to the utility's customers. (See Note 4. Regulatory Assets and Liabilities.)

Consolidation Policy

AGL Resources utilizes two different accounting methods to report its investments in its subsidiaries and other companies: consolidation and the equity method.

Consolidation. AGL Resources utilizes the consolidation method of accounting when it owns a majority of the voting stock of the subsidiary or if it can otherwise exercise control over the entity. This means that the accounts of AGL Resources are combined with the subsidiaries' accounts. Additionally, intercompany balances and transactions are eliminated when the accounts are consolidated. AGL Resources' consolidated financial statements include the accounts of the following subsidiaries:

   .  AGLC and its subsidiary, Chattanooga;
   .  AGLE;
   .  AGL Investments, Inc. and its subsidiaries.

Notes to Consolidated Financial Statements

Utilipro's assets, liabilities, and earnings are included in the consolidated financial statements. The outside investors' ownership interest is recorded as minority interest. As of September 30, 1999 and 1998, the minority interest was immaterial.

The Equity Method. The equity method is utilized to account for and report corporate joint ventures where AGL Resources holds a 20% to 50% voting interest, unless control can be exercised over the entity. Under the equity method, AGL Resources' ownership interest in the entity is reported as an investment within its Consolidated Balance Sheets. Additionally, AGL Resources' percentage ownership in the joint venture's earnings or losses is reported in its Statements of Consolidated Income.

AGL Resources utilizes the equity method to account for and report its investments in the following:

  .  Sonat Power Marketing L.P. ("Sonat Power Marketing");
  .  Sonat Marketing Company L.P. ("Sonat Marketing");
  .  Etowah LNG Company LLC; and
  .  SouthStar.

During the fourth quarter of fiscal 1999, AGL Resources sold its interests in Sonat Power Marketing and Sonat Marketing.

Utility Revenues

The utility's revenues are recorded in AGL Resources' Statements of Consolidated Income when services are provided to customers. Those revenues include estimated amounts for gas delivered, but not yet billed. Revenues from the utility business are based on rates approved by the GPSC and the TRA.

On July 1, 1998, AGLC began billing customers under a new straight fixed variable ("SFV") rate structure that recovers non-gas costs evenly throughout the year consistent with the way the costs are incurred. In order to detect potential marketer default at the earliest possible time and to protect customers from marketer default, AGLC bills marketers on the seventh business day of each month for all fixed charges during the current month. Such bills are due ten days later. (See Note 2. Impact of Deregulation.)

The GPSC authorized a weather normalization adjustment rider ("WNAR") for AGLC, which was in effect during fiscal 1997, and the first nine months of fiscal 1998. In addition, the TRA has authorized a WNAR for Chattanooga. These riders are designed to offset the impact of unusually cold or warm weather on customer billings and operating margin. On June 30, 1998, the WNAR for AGLC was discontinued since the rate design mandated by the Georgia Natural Gas Competition and Deregulation Act ("Deregulation Act") eliminated the effect of weather-related volumetric variances on non-gas cost revenue collections. The WNAR for Chattanooga remains in effect.

Cost of Sales

Historically, the utility has incurred costs for the natural gas that it purchased and resold to customers. In fiscal 1998, AGLC and Chattanooga charged their customers for the natural gas consumed using Purchased Gas Adjustment ("PGA") mechanisms set by the GPSC and the TRA. Under the PGA, AGLC and Chattanooga deferred (included as a current asset or liability in the Consolidated Balance Sheets and excluded from the Statements of Consolidated Income) the difference between the utility's actual cost of gas and what it collected from customers in a given period. Then, the utility either billed or refunded its customers the deferred amount.

Effective October 6, 1998, AGLC discontinued the use of its PGA mechanism in accordance with Georgia's deregulation plan. In January 1999, AGLC signed a joint stipulation agreement with the GPSC limiting the profit and risk of loss for the period from October 6, 1998 to September 30, 1999 related to the sale of gas to $1.0 million and $3.3 million, respectively. Under the joint stipulation agreement, AGLC deferred the difference between the utility's actual cost of gas (including carrying charges on underground storage) and what it collected from customers during the deregulation transition period.

For the year ended September 30, 1999, AGLC received revenues in excess of purchased gas costs of $38.9 million. In accordance with the January 26, 1999 joint stipulation agreement entered into with the GPSC, profits of $1.0 million have been recognized and a current liability of $37.9 million has been recorded under the caption "Gas Cost Credits" in the Consolidated Balance Sheets. AGLC expects to refund this liability net of any other uses approved by the GPSC during fiscal 2000. (See Note 2. Impact of Deregulation.)

Notes to Consolidated Financial Statements

Risk Management

Consistent with fiscal 1998, AGLC's Gas Supply Plan for fiscal 1999 included limited gas supply hedging activities. During the first quarter of fiscal 1999, AGLC entered into certain hedge agreements that continued until the end of February 1999. As part of the joint stipulation agreement, option agreements prior to the date of the joint stipulation agreement have been included in gas costs which were recovered from AGLC's customers during fiscal 1999.

Income Taxes

The reporting of AGL Resources' assets and liabilities for financial accounting purposes differs from the reporting for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' Consolidated Balance Sheets. The utility's investment tax credits have been deferred and are being amortized as credits to income over the estimated lives of the related properties in accordance with regulatory treatment. (See Note 3. Income Taxes.)

Evaluation of Assets for Impairment

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. In accordance with SFAS 121, AGL Resources has evaluated its long-lived assets for financial impairment. AGL Resources recorded charges totaling $13.9 million during the fourth quarter of fiscal 1998. Those charges, recorded in total other operating expenses, included:

 . A $10.8 million expense related to the impairment of certain assets no longer useful primarily due to changes in its information technology systems strategy; and

 . A $3.1 million expense due to a decision by management not to seek recovery for certain deferred expenses.

As of September 30, 1999, AGL Resources believes that no asset impairments exist.

Utility Plant and Depreciation

Utility plant is the term utilized to describe the utility's business property and equipment which is in use, being held for future use, and under construction. Utility plant is reported at its original cost, which includes:

 .  Material and labor;
 .  Contractor costs;
 . Construction overhead costs (where applicable); and . An allowance for funds used during construction
   (described later in this note).

Retired or otherwise-disposed-of utility plant is charged to accumulated depreciation.

Depreciation Expense. The depreciation for the utility is computed by applying composite, straight-line rates (approved by the GPSC and TRA) to the average investment in classes of depreciable utility property. The composite straight-line depreciation rates for depreciable utility property excluding transportation equipment during fiscal years 1999, 1998, and 1997 were 3.1%, 3.0%, and 3.0%, respectively. Transportation equipment is depreciated on a straight-line basis over a period of five to ten years.

Allowance for Funds Used During Construction ("AFUDC"). Construction projects are financed with borrowed funds and equity funds. The GPSC allows AGLC to record the cost of those funds as part of the cost of construction projects on AGL Resources' Consolidated Balance Sheets and as AFUDC in the Statements of Consolidated Income. AFUDC is calculated based upon a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC. For the nine months ended June 30, 1998, and for fiscal 1997, the authorized AFUDC rate was 9.32%.

Non-Utility Plant and Depreciation

Non-utility plant is the term utilized to describe AGL Resources' non-utility's business property that is in use, being held for future use, and under construction. AGL Resources reports its non-utility plant at its original cost. Gains or losses from retired or otherwise-disposed-of non-utility plant are recognized for the difference between cost and accumulated depreciation. Non-utility depreciation is computed on a straight-line basis over the lives of various classes of property.

Notes to Consolidated Financial Statements

Statement of Cash Flows

For the reporting of cash flows, cash equivalents are defined as highly liquid investments that mature in three months or less.

Non-cash investing and financing transactions include the following:

 . The issuance of common stock for ResourcesDirect, a stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan of $10.2 million in fiscal 1999, $12.0 million in fiscal 1998, and $12.5 million in fiscal 1997; and

 . The issuance of 200,000 shares of AGL Resources common stock in the amount of $3.9 million for the acquisition of propane operations in June 1997.

During fiscal 1998, AGL Resources recorded non-cash charges of $13.9 million related to the impairment of certain long-lived assets.

Earnings per Common Share

Earnings per common share for all periods have been computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which was adopted October 1, 1997, and calls for the restatement of all periods presented on a comparable basis. Basic earnings per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur when common share equivalents are added to common shares outstanding. AGL Resources only common share equivalents are stock options whose exercise price was less than the average market price of the common shares for the respective periods.

During the fiscal years ended September 30, 1999, 1998, and 1997, AGL Resources issued 677,411, 739,380 and 753,866 shares of common stock, respectively, under ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan. Those issuances increased common stockholders' equity by $11.7 million, $12.9 million and $13.8 million for fiscal 1999, 1998, and 1997, respectively.

During fiscal 1999, 868,688 shares of AGL Resources common stock were purchased in connection with the termination of the Leveraged Employee Stock Ownership Plan ("LESOP"). The shares were purchased at $18.50 per share, and are held by AGL Resources in treasury.

The following weighted average common share and common share equivalent amounts were used for the calculations of basic and diluted earnings per common share. The common share equivalents relate to stock options under stock compensation plans.

                              Basic Weighted                 Diluted Weighted
                                  Average                   Average Number of
                                 Number of                  Common Shares and
                              Common Shares             Common Share Equivalents
-----------------------------------------------------------------------------------
  1999                         57.4 million                    57.4 million

  1998                         57.0 million                    57.1 million

  1997                         56.1 million                    56.2 million

Concentration of Credit Risk

AGLC has concentration of credit risk related to the provision of services to certificated marketers. At September 30, 1998, AGLC billed approximately 1.4 million end-use customers for its services. At September 30, 1999, AGLC billed 15 certificated marketers in Georgia for services, that in turn bill the 1.4 million end-use customers. As a result of deregulation, AGLC now bills certificated marketers for intrastate delivery and other services and no longer has recourse to the end-use customer for collection. (See Note 10. Commitments and Contingencies.)

As of September 30, 1999, 25.8% of AGL Resources' total gas receivables were due from 7 of the 15 certificated and active marketers and 58.7% were due from end-use customers in Georgia who migrated to certificated marketers late in the fiscal year or who were randomly assigned. In fiscal 2000, only gas receivables attributable to Chattanooga will be due from end-use customers. As a result, at September 30, 2000, a significantly higher percentage of AGL Resources' total gas receivables will be due from Georgia certificated marketers.

Notes to Consolidated Financial Statements

Several factors mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a certificated marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include:

 . Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to two times the marketer's estimated maximum monthly bill and in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor; and

 .  Intrastate delivery service is billed in advance rather than in arrears.

Use of Accounting Estimates

Estimates and assumptions are made when preparing financial statements under generally accepted accounting principles. Those estimates and assumptions affect various matters:

 .  Reported amounts of assets and liabilities in AGL Resources' Consolidated
   Balance Sheets at the dates of the financial statements;

 . Disclosure of contingent assets and liabilities at the dates of the financial statements; and

 . Reported amounts of revenues and expenses in AGL Resources' Statements of Consolidated Income during the reporting periods.

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

Inventory

In Georgia's new competitive environment, certificated marketers, including AGLC's marketing affiliate, SouthStar, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process that provides for this competitive environment is the assignment to certificated marketers certain pipeline services that AGLC has under contract. AGLC has assigned the majority of its pipeline storage services that it has under contract to the certificated marketers along with a corresponding amount of inventory.

AGLC changed its inventory costing method for its gas inventories from first-in, first-out to weighted-average effective October 1, 1998. In management's opinion, the weighted-average inventory costing method provides for a better matching of costs and revenue from the sale of gas. Because AGLC recovered all of its gas costs through a PGA mechanism until October 6, 1998, there is no cumulative effect resulting from the change in the inventory costing method. Gas inventories are sold to marketers at the weighted-average cost.

Chattanooga's gas inventories are stated at cost using the last-in, first-out method. Materials and supplies inventories are stated at lower of average cost or market.

Recently Issued Accounting Pronouncements

During fiscal 1999, AGL Resources adopted the Financial Accounting Standards Board ("FASB") Statement No. 130, "Reporting Comprehensive Income", Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information", and Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". None of these statements had a material effect on the consolidated financial statements.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources will adopt SFAS 133 in fiscal 2001. The impact of SFAS 133 on AGL Resources' consolidated financial statements is under review and is currently unknown.

Other

Certain prior year amounts have been reclassified for comparative purposes. Those reclassifications did not affect consolidated net income for the years presented.

Notes to Consolidated Financial Statements

Note 2. Impact of Deregulation

The regulated rate structure under which AGLC has unbundled its gas sales and delivery service assumed that AGLC's costs associated with providing customer service decreased each time a customer switched to a certificated marketer for gas sales service. Additionally, the regulated rate structure assumed that such costs would be eliminated at the time the switch was made. This structure therefore reduces the per customer revenue collected by AGLC in the month following the transfer of a customer to a certificated marketer. However, AGLC's experience has been that a significant portion of the costs associated with customer service activities, including billing, bill inquiry, payment processing and collection services, cannot be eliminated immediately after a customer switch is made as is assumed by the regulated rate structure. Instead, a period of up to several months exists during which AGLC continues to incur these expenses. As a result, a disparity now exists between the speed at which AGLC is assumed for regulated rate design purposes to be reducing costs and the speed at which AGLC actually is able to reduce costs. During fiscal 1999, this disparity was exacerbated by the rapid pace at which customers switched to certificated marketers.

The accelerated pace of customer migration to certificated marketers also has required AGLC to incur additional customer service expenses, not originally provided for in regulated rates, in order to maintain an adequate level of customer service during the transition to competition. In particular, beginning in October 1998, and continuing each month thereafter, the number of customer calls handled by the call centers significantly exceeded the number of customer calls handled by the call centers during the same months of the preceding year. The call center volumes increased 26% in fiscal 1999 as compared to fiscal 1998. As a result, AGLC increased its staffing of customer service representatives and increased other call center related expenses rather than reducing them, despite the fact that at September 30, 1999, AGLC had approximately 82% fewer gas sales service customers than at September 30, 1998.

Customers are switched to certificated marketers on the first day of the month following the receipt of a switch request. At September 30, 1999, approximately 18% of the customers had not been switched to certificated marketers. Such customers were switched on October 1, 1999, with the exception of approximately 15,000 customers who are expected to switch during the first quarter of fiscal 2000. Therefore, as of October 1, 1999, almost all of AGLC's remaining customers began receiving service from certificated marketers. At September 30, 1999, AGLC's annual delivery service revenues for fiscal 1999 associated with providing ancillary services and certain transition revenues were reduced as compared to prior year by approximately $38.6 million; however, associated costs were not reduced by the same amount, resulting in an adverse effect on net income. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. The impact of the revenue and cost imbalance related to the transition to competition is expected to continue into fiscal 2000.

AGLC is pursuing solutions to this revenue and cost imbalance aggressively, including reducing or eliminating costs as quickly as possible, consistent with prudent business practices, and increasing employee productivity at customer call centers. The Deregulation Act authorizes an electing distribution company, like AGLC, to recover prudently incurred costs that are "stranded" as a result of the transition to competition. On June 25, 1999, AGLC filed a request with the GPSC for an accounting order (the "Order"), which would allow AGLC to defer transition costs which are considered to be "stranded." The Order was approved on October 19, 1999. The Order allows AGLC to defer these costs if incurred from October 1, 1999 to September 30, 2000, and recovery is necessary in order for AGLC to earn the 11% return on common equity approved by the GPSC in AGLC's last rate case. In order to be deferred, the cost must also be one that:

 . AGLC is still incurring but, as a result of deregulation, is no longer receiving revenue from the rate or rates which were set based on that cost;

 .  Is prudently incurred; and

 .  Cannot be mitigated.

On January 26, 1999, AGLC entered into a joint stipulation agreement with the GPSC to resolve certain gas sales service issues. Among other requirements in the stipulation, AGLC implemented a rate structure for gas sales, beginning with February 1999 bills, that was more closely aligned with the traditional customers' actual gas usage and includes a demand charge for fixed costs associated with gas sales that is entirely volumetric. The revised rates for gas sales service is intended to ensure AGLC's recovery of its purchased gas costs incurred from October 6, 1998 to September 30, 1999 without creating any significant income or loss. The joint stipulation agreement provided for a true-up of any profit or loss outside of a specified range during fiscal 1999.

Notes to Consolidated Financial Statements

The allowed maximum profit for the period October 6, 1998 to September 30, 1999 was $1.0 million and the maximum risk of loss was $3.3 million. For the period October 6, 1998 to September 30, 1999, AGLC received revenues in excess of costs of $38.9 million. Through September 30, 1999, AGLC recognized profits of $1.0 million and has recorded a liability of $37.9 million under the caption "Gas Cost Credits" on the Consolidated Balance Sheets. AGLC expects to refund these over-recoveries net of any other uses authorized by the GPSC during fiscal 2000.

Note 3. Income Taxes

Income Tax Expense

AGL Resources has two categories of income taxes in its Statements of Consolidated Income: current and deferred. AGL Resources' current income tax expense consists of federal and state income tax less applicable tax credits. AGL Resources' deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Investment Tax Credits

AGL Resources has deferred investment tax credits associated with its utility as a regulatory liability in its Consolidated Balance Sheets. Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. AGL Resources reduces income tax expense in its Statements of Consolidated Income for the investment tax credits and other tax credits associated with its non-utility subsidiaries. (See Note 4. Regulatory Assets and Liabilities.)

Deferred Income Tax Assets and Liabilities

AGL Resources reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' Consolidated Balance Sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The regulatory tax liability is being amortized over approximately 30 years. (See Note 4. Regulatory Assets and Liabilities.)

Components of income tax expense shown in the Statements of Consolidated Income are as follows:

Millions of dollars            1999    1998    1997
----------------------------------------------------
Included in expenses:
Current income taxes
   Federal                    $27.0   $25.3   $24.2
   State                        4.4     3.6     5.5
Deferred income taxes
   Federal                      7.3     9.7    16.7
   State                        1.7     1.6     1.8
Amortization of investment
    tax credits                (1.3)   (1.4)   (1.4)
---------------------------------------------------
Total income tax expense      $39.1   $38.8   $46.8
===================================================

Reconciliation between the statutory federal income tax rate and the effective rate is as follows:

Millions of dollars                              1999
---------------------------------------------------------------
                                                   % of Pre-tax
                                           Amount      Income

Computed tax expense                        $39.7       35.0
State income tax, net of federal
 income tax benefit                           3.8        3.3
Amortization of investment tax credits       (1.3)      (1.1)
Adjustment of prior year's income taxes      (2.2)      (1.9)
Other - net                                  (0.9)      (0.8)
---------------------------------------------------------------
Total income tax expense                    $39.1       34.5
===============================================================

Millions of dollars                          1998
---------------------------------------------------------------
                                                   % of Pre-tax
                                           Amount       Income

Computed tax expense                        $41.8        35.0
State income tax, net of federal
 income tax benefit                           3.5         2.9
Amortization of investment tax credits       (1.4)       (1.2)
Adjustment of prior year's income taxes      (2.3)       (1.9)
Other - net                                  (2.8)       (2.3)
---------------------------------------------------------------
Total income tax expense                    $38.8        32.5
===============================================================

Notes to Consolidated Financial Statements

Millions of dollars                        1997
-----------------------------------------------------------------
                                                     % of Pre-tax
                                           Amount       Income

Computed tax expense                       $43.2         35.0
State income tax, net of federal
 income tax benefit                          4.5          3.7
Amortization of investment tax credits      (1.4)        (1.1)
Other - net                                  0.5          0.4
-----------------------------------------------------------------
Total income tax expense                   $46.8         38.0
=================================================================

Components that give rise to the net deferred income tax liability as of September 30 are as follows:

Millions of dollars                              1999    1998
--------------------------------------------------------------
Accumulated deferred income tax liabilities:
Property - accelerated depreciation
    and other property-related items            $236.2  $221.9
Other                                             28.1    19.1
--------------------------------------------------------------
Total accumulated deferred
    income tax liabilities                       264.3   241.0
--------------------------------------------------------------

Accumulated deferred income tax assets:
Deferred investment tax credits                    9.4    10.0
Other                                             43.6    28.0
--------------------------------------------------------------
Total accumulated deferred income tax assets      53.0    38.0
--------------------------------------------------------------
Net accumulated deferred income tax liability   $211.3  $203.0
==============================================================

Note 4. Regulatory Assets and Liabilities

The GPSC and the TRA regulate the utility business. AGL Resources generally uses the same accounting policies and practices used by nonregulated companies for financial reporting under generally accepted accounting principles. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates the utility charges its customers. When that happens, certain utility expenses and income must be deferred and reported in the Consolidated Balance Sheets as regulatory assets and liabilities. These deferred items are then recognized in the Statements of Consolidated Income through amortization when the items are included in the rates charged the utility's customers.

AGL Resources has recorded assets and liabilities in its Consolidated Balance Sheets in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71").

In July 1997, the Emerging Issues Task Force ("EITF") concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment of the utility. The EITF consensus permits assets and liabilities of a deregulated segment to be retained if they are recoverable through a segment that remains regulated.

Georgia has enacted legislation, the Deregulation Act, which allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates local gas distribution companies charge to transport natural gas through their intrastate pipeline system will continue to be regulated by the GPSC. Therefore, the continued application of SFAS 71 is appropriate for regulatory assets and liabilities related to AGLC and delivery services.

Notes to Consolidated Financial Statements

AGL Resources' regulatory assets and liabilities are summarized in the following table at September 30:

Dollars in Millions                                  1999   1998
-----------------------------------------------------------------

Regulatory assets:
Unrecovered environmental response costs            $150.2  $77.6
Unrecovered postretirement benefits costs              8.5    9.3
Other                                                 16.6   11.4
-----------------------------------------------------------------
Total regulatory assets                             $175.3  $98.3
=================================================================

Regulatory liabilities:
Unamortized investment tax credit                   $ 24.5  $25.8
Regulatory tax liability                              16.4   17.3
Environmental response cost recoveries
   from third parties - customer portion               7.1    9.5
Environmental response cost recoveries
   from third parties - deferred company portion       1.9    4.8
Deferred purchased gas adjustment                        -   12.4
Other                                                  1.9    2.2
-----------------------------------------------------------------
Total regulatory liabilities                        $ 51.8  $72.0
=================================================================

Note 5. Employee Benefit Plans and Stock-Based Compensation Plans

Substantially all of AGL Resources' employees are eligible to participate in its employee benefit plans.

Pension Benefits

AGL Resources sponsors a defined benefit retirement plan for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. We generally calculate the benefits under that plan based on age, years of service, and pay. Our employees do not contribute to this plan. We fund the plan by contributing annually the amount required by applicable regulations and as recommended by our actuary. We calculate the amount of funding using an actuarial method called the projected unit credit cost method. The plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

AGL Resources has an excess benefit plan that is unfunded and provides supplemental benefits to some officers after retirement. In September 1994, we established a voluntary early retirement plan for some AGL Resources officers that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.

The following tables present details about AGL Resources' pension plans at September 30:

Dollars in Millions                                         1999     1998
--------------------------------------------------------------------------

Change in benefit obligation:
Benefit obligation at beginning of year                    $242.7   $223.8
Service cost                                                  5.2      4.5
Interest cost                                                16.9     16.6
Actuarial (gain) loss                                       (27.1)    12.5
Benefits paid                                               (14.7)   (14.7)
--------------------------------------------------------------------------
Benefit obligation at end of year                          $223.0   $242.7
==========================================================================
Change in plan assets:
Fair value of plan assets at beginning of year             $229.5   $212.1
Actual return on plan assets                                 17.6     32.0
Employer contribution                                         4.3      0.1
Benefits paid                                               (14.7)   (14.7)
--------------------------------------------------------------------------
Fair value of plan assets at end of year                   $236.7   $229.5
==========================================================================
Funded status:
Plan assets greater (less) than benefit
   obligation at end of year                               $ 13.7   $(13.2)
Unrecognized net asset                                       (2.2)    (3.0)
Unrecognized net (gain) loss                                (19.4)    10.9
Unrecognized prior service cost                               2.6      3.1
--------------------------------------------------------------------------
Accrued pension cost                                       $ (5.3)  $ (2.2)
==========================================================================

Dollars in Millions                                 1999     1998     1997
--------------------------------------------------------------------------
Components of net
   annual pension cost:
Service cost                                      $  5.2   $  4.6   $  4.0
Interest cost                                       16.9     16.6     16.2
Expected return on plan assets                     (16.9)   (15.8)   (13.7)
--------------------------------------------------------------------------
Net annual pension cost                              5.2      5.4      6.5
Curtailment loss                                     2.3        -        -
--------------------------------------------------------------------------
Net annual pension cost
   after curtailments                             $  7.5   $  5.4   $  6.5
==========================================================================

Weighted-average assumptions as of June 30:
Discount rate                                        7.8%     7.0%     7.5%
Expected return on plan assets                       8.3%     8.3%     8.3%
Rate of compensation increase                        4.3%     4.3%     4.5%

In fiscal 1999, AGL Resources recorded a curtailment loss of $2.3 million related to the early retirement of certain employees.

Notes to Consolidated Financial Statements

Employee Savings Plan Benefits

AGL Resources also sponsors the Retirement Savings Plus Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the Retirement Savings Plus Plan, AGL Resources made matching contributions to participant accounts in the following amounts:

 .  $3.5 million in fiscal 1999;
 .  $3.5 million in fiscal 1998; and
 .  $3.3 million in fiscal 1997.

AGL Resources' Nonqualified Savings Plan, an unfunded, nonqualified plan similar to the defined contribution savings plan described above, was established on July 1, 1995. The Nonqualified Savings Plan provides an opportunity for eligible employees to contribute for retirement savings. AGL Resources contributions to the Nonqualified Savings Plan during fiscal 1999, 1998, and 1997 were not significant.

Employee Stock Ownership Benefits

In January 1988, AGL Resources purchased 2.0 million shares of common stock at $11.75 per share with the proceeds of a loan secured by the common stock. AGL Resources did not guarantee the repayment of the loan. The loan was repaid from regular cash dividends on AGL Resources common stock paid to the Leveraged Employee Stock Ownership Plan ("LESOP") and from contributions to the LESOP, as approved by the Board of Directors. Repayment of the loan was completed on December 31, 1997. Contributions to the LESOP were as follows:

 .  $0 for fiscal 1999;
 .  $0.2 million for fiscal 1998; and
 .  $0.9 million for fiscal 1997.

AGL Resources terminated its LESOP in fiscal 1999 and distributed the value of participants' LESOP account balances as of June 15, 1999. At the election of the participants, the value of each account was distributed in one of three forms:

 . Direct rollover into the Retirement Savings Plus Plan ("401(k) Plan") or into another tax-qualified retirement plan;

 . Lump sum payment in the form of a certificate for shares of AGL Resources common stock; or

 . Lump sum cash payment based on the market value of AGL Resources common stock at the close of business on June 14, 1999, which was $18.50 per share.

During the year ended September 30, 1999, 868,688 LESOP shares were repurchased in cash by AGL Resources from the LESOP trustee in a non-brokered transaction at a purchase price of $18.50 per share, and are held by AGL Resources as treasury shares. AGL Resources reissues these treasury shares for the Long-Term Incentive Plan ("LTIP"), Long-Term Stock Incentive Plan ("LTSIP"), Dividend Reinvestment Plan ("DRIP"), and the Non-Employee Directors Equity Compensation Plan ("Directors Plan"). An additional 236,625 shares were transferred to participants' accounts under the Retirement Savings Plus Plan from the respective participants' accounts in the LESOP.

Postretirement Benefits

AGL Resources sponsors defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for AGL Resources. The benefits under these plans are generally calculated based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan.

Effective October 1, 1993, AGL Resources adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits other than pensions during the years an employee provides service. In 1993, the GPSC approved a five-year phase-in that deferred a portion of other postretirement benefits expense for future recovery, with an amortization period of 19 years. A regulatory asset has been recorded for that amount. In 1993, the TRA approved the recovery of other postretirement benefits expense that is funded through an external trust.

Notes to Consolidated Financial Statements

The following tables present details about AGL Resources' postretirement benefits at September 30:

Dollars in Millions                                 1999     1998
------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year            $104.8   $103.4
Service cost                                          0.9      0.9
Interest cost                                         7.2      7.5
Actuarial gain                                       (3.7)    (0.4)
Benefits paid                                        (6.5)    (6.6)
------------------------------------------------------------------
Benefit obligation at end of year                  $102.7   $104.8
==================================================================

Change in plan assets:
Fair value of plan assets at beginning of year     $ 23.6   $ 17.9
Actual return on plan assets                          2.9      1.3
Employer contribution                                 8.8     11.0
Benefits paid                                        (6.5)    (6.6)
------------------------------------------------------------------
Fair value of plan assets at end of year           $ 28.8   $ 23.6
==================================================================

Funded status:
Accumulated benefit obligation
   in excess of plan assets                        $(73.9)  $(81.2)
Unrecognized gain                                   (15.7)   (13.5)
Unrecognized transition amount                       57.2     61.3
------------------------------------------------------------------
Accrued benefit cost                               $(32.4)  $(33.4)
==================================================================

Weighted average assumptions:               1999     1998     1997
Discount rate                                7.8%     7.0%     7.5%
Expected return on plan assets               8.3%     8.3%     8.3%

For purposes of measuring the accumulated postretirement benefit obligation, the assumed health care inflation rate for pre-Medicare eligibility is as follows:

 .  9.5% in 1999, decreasing 0.5% per year to 6.0% in the year 2006, decreasing
   0.3% to 5.7% in 2007, and decreasing 0.5% to 5.2% in 2008.

The assumed health care inflation rate for post-Medicare eligibility is as follows:

 .  8.0% in 1999, decreasing 0.5% per year to 5.5% in the year 2004, decreasing
   0.25% to 5.25% in 2005, and decreasing 0.25% to 5.0% in 2006.

Dollars in Millions                   1999     1998     1997
------------------------------------------------------------
Components of net periodic
   benefit cost:

Service cost                          $ 1.0    $ 0.9   $ 0.8
Interest cost                           7.2      7.6     8.0
Expected return on plan assets         (1.7)    (1.5)   (1.0)
Amortization of gain                   (0.5)    (0.5)   (0.3)
Amortization of transition amount       4.1      4.1     4.1
------------------------------------------------------------
Net periodic benefit cost             $10.1    $10.6   $11.6
============================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                  1-Percentage-             1-Percentage-
Dollars in Millions               Point Increase            Point Decrease
---------------------------------------------------------------------------
Effect on total of service and
   interest cost components                $ 1.2                     $ (1.1)

Effect on postretirement
   benefit obligation                      $14.0                     $(12.5)

Net periodic postretirement benefits costs were recovered from utility customers as follows:

 .  $10.9 million in fiscal 1999;
 .  $11.3 million in fiscal 1998; and
 .  $11.3 million in fiscal 1997.

The difference between AGL Resources' total net postretirement benefits costs and the associated costs recovered from the utility's customers of $0.8 million in fiscal 1999 and $0.7 million in fiscal 1998 represents the amortization of the regulatory asset. The corresponding difference of $0.3 million in fiscal 1997 was deferred for future recovery through amortization and recognized as a regulatory asset in the financial statements consistent with regulatory decisions. (See Note 4. Regulatory Assets and Liabilities.)

Notes to Consolidated Financial Statements

Stock-Based Compensation Plans

AGL Resources maintains the LTSIP that provides for grants of restricted stock awards, incentive and nonqualified stock options, and stock appreciation rights to key employees. The LTSIP currently authorizes the issuance of up to 3.2 million shares of AGL Resources common stock. AGL Resources also maintains the LTIP that became effective January 1, 1999. The LTIP provides for grants of restricted stock, performance units and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to 2.8 million shares of AGL Resources common stock. No LTIP awards were made in fiscal 1999. In addition, AGL Resources sponsors the Directors Plan in which all non-employee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources common stock. Key employees and non-employee directors realize value from option grants only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option exceeds the fair market value of the common stock on the date of grant.


LTSIP Stock Awards

Stock awards generally are subject to some vesting restrictions. AGL Resources recognizes compensation expense for those stock awards over the related vesting periods. AGL Resources awarded shares of stock to key employees in the following amounts:

 .  20,714 shares in fiscal 1999;
 .  41,424 shares in fiscal 1998; and
 .  31,863 shares in fiscal 1997.

At the date of the award, the weighted average fair value of the shares was as follows:

 .  $20.610 in fiscal 1999;
 .  $19.890 in fiscal 1998; and
 .  $20.125 in fiscal 1997.

The compensation costs that have been charged against income, for the restricted stock and other stock-based awards, were immaterial in fiscal 1999, 1998, and 1997.


LTSIP Incentive and Nonqualified Stock Options

Incentive and nonqualified stock options are granted at the fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable six months after the date of grant and generally expire 10 years after that date.

A summary of activity related to grants of incentive and nonqualified stock options follows:


                                   Number of         Weighted Average
                                    Options           Exercise Price
----------------------------------------------------------------------

Outstanding - Sept. 30, 1996       1,011,344             $  17.77

Granted                              510,119             $  20.17

Exercised                           (104,520)            $  16.70

Forfeited                            (28,169)            $  19.76
----------------------------------------------------------------------

Outstanding - Sept. 30, 1997       1,388,774             $  18.69

Granted                              810,572             $  19.90

Exercised                            (68,684)            $  16.95

Forfeited                            (51,867)            $  20.11
----------------------------------------------------------------------

Outstanding - Sept. 30, 1998       2,078,795             $  19.19

Granted                              664,420             $  21.14

Exercised                            (91,945)            $  17.12

Forfeited                           (148,736)            $  20.51
----------------------------------------------------------------------

Outstanding - Sept. 30, 1999       2,502,534             $  19.70
======================================================================

Notes to Consolidated Financial Statements

Information about outstanding and exercisable as of September 30, 1999, follows:

                                                  Options Outstanding                               Options Exercisable
                            -----------------------------------------------------------     ------------------------------------
                                                    Weighted Average
                                                        Remaining           Weighted                              Weighted
                                                    Contractual Life        Average                                Average
Range of Exercise Prices    Number of Options          (in years)        Exercise Price     Number of Options   Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
$ 13.75 to $ 17.44                    249,978             4.2               $ 16.07                   249,978      $ 16.07
$ 18.13 to $ 19.81                    827,029             6.0               $ 19.22                   785,316      $ 19.23
$ 20.00 to $ 23.19                  1,425,527             7.8               $ 20.62                   993,838      $ 20,33
--------------------------------------------------------------------------------------------------------------------------------
$ 13.75 to $ 23.19                  2,502,534             6.9               $ 19.70                 2,029,132      $ 19.38
================================================================================================================================

A summary of outstanding options that are fully exercisable follows:

                                                    Weighted
                                    Number of        Average
                                     Options      Exercise Price
----------------------------------------------------------------------

Exercisable - September 30, 1999    2,029,132         $ 19.38

Exercisable - September 30, 1998    2,008,581         $ 19.18

Exercisable - September 30, 1997    1,384,125         $ 18.69


AGL Resources applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized in connection with our LTSIP option grants. If AGL Resources had determined compensation expense for the issuance of options based on the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per common share would have been reduced to the pro forma amounts presented below:


For the years ended Sept. 30,              1999       1998       1997
----------------------------------------------------------------------

Net income - as reported (millions)       $74.4      $80.6      $76.6

Net income - pro forma (millions)         $72.8      $79.4      $75.6

Basic earnings per common
   share - as reported                    $1.30      $1.41      $1.37

Basic earnings per common
   share - pro forma                      $1.27      $1.39      $1.35

Diluted earnings per common
   share - as reported                    $1.29      $1.41      $1.36

Diluted earnings per common
   share - pro forma                      $1.27      $1.39      $1.35


In accordance with the fair value method of determining compensation expense, the weighted average grant date fair value per share of options granted was as follows:

 .  $2.68 in fiscal 1999;
 .  $2.55 in fiscal 1998; and
 .  $2.93 in fiscal 1997.

AGL Resources used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions:

For the years ended Sept. 30,         1999        1998        1997
----------------------------------------------------------------------

Expected life (years)                    7           7           7
Interest rate                          4.9%        5.5%        6.3%
Volatility                            18.3%       17.8%       17.1%
Dividend yield                         5.1%        5.5%        5.3%


Non-Employee Directors Equity Compensation Plan ("Directors Plan")

Under the Directors Plan, each non-employee director receives an annual grant of:

 . A stock award equal to the fair market value of the $16,000 annual retainer, which is payable to each non-employee director; and

 . A nonqualified stock option to purchase the same number of shares of common stock as the annual stock award.

Nonqualified stock options are granted at the fair market value on the date of grant. Options generally expire 10 years after the date of grant. Non-employee directors were granted options to purchase an aggregate of the following:

 .  7,437 shares in fiscal 1999;
 .  7,980 shares in fiscal 1998; and
 .  7,960 shares in fiscal 1997.

Notes to Consolidated Financial Statements

Note 6. Common Stock

Shareholder Rights Plan

On March 6, 1996, AGL Resources' Board of Directors adopted a Shareholder Rights Plan. The plan contains provisions to protect AGL Resources' shareholders in the event of unsolicited offers to acquire AGL Resources or other takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. As required by the Shareholder Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of AGL Resources common stock, with distribution made to shareholders of record on March 22, 1996.

The Rights, which will expire March 6, 2006, initially will be represented by and traded together with, AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless some triggering events occur. One of the triggering events is the acquisition of 10% or more of AGL Resources common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights, and preferences of one share of common stock. As of September 30, 1999, 1.0 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.


Other

AGL Resources issued the following shares of common stock under ResourcesDirect, a stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.

 .  677,411 shares of common stock in fiscal 1999;
 . 739,380 shares of common stock in fiscal 1998; and . 753,866 shares of common stock in fiscal 1997.


As of September 30, 1999, 9,380,655 shares of common stock were reserved for issuance pursuant to ResourcesDirect, the Retirement Savings Plus Plan, the Long-Term Stock Incentive Plan, the Nonqualified Savings Plan, and the Non-Employee Directors Equity Compensation Plan and the Long-Term Incentive Plan.


Note 7. Preferred Stock

Subsidiary Obligated Mandatorily Redeemable Preferred Securities ("Capital Securities")

In June 1997, AGL Resources established AGL Capital Trust I (the "Trust"), a Delaware business trust, and AGL Resources owns all the common voting securities. The Trust issued and sold $75.0 million principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security) to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

The Capital Securities are subject to mandatory redemption at the time of the repayment of the Junior Subordinated Debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007. AGL Resources fully and unconditionally guarantees all the Trust's obligations for the Capital Securities.


Other Preferred Securities

As of September 30, 1999, AGL Resources had 10.0 million shares of authorized, and unissued, Class A Junior Participating Preferred Stock, no par value; and
10.0 million shares of authorized, and unissued, preferred stock, no par value. As of September 30, 1999, AGLC had 10.0 million shares of authorized, and unissued, preferred stock, no par value.

Notes to Consolidated Financial Statements

Note 8. Long-Term Debt

Long-term debt matures more than one year from the date of issuance. Medium-term notes Series A, Series B, and Series C were issued under an Indenture dated December 1, 1989. The notes are unsecured and rank on parity with all other unsecured indebtedness. Net proceeds from the issuance of medium-term notes were used to fund capital expenditures, repay short-term debt, and for other corporate purposes. The annual maturities of long-term debt for the five-year period ending September 30, 2004 are as follows:

 .  $50.0 million in fiscal 2000;
 .  $20.0 million in fiscal 2001;
 .  $45.0 million in fiscal 2002;
 .  $48.0 million in fiscal 2003; and
 .  $30.0 million in fiscal 2004.

The outstanding long-term debt as of September 30, net of current maturities, is as follows:

Millions of dollars                           1999          1998
------------------------------------------------------------------------

Medium-term notes

Series A/(1)/                                $ 50.0        $ 60.0

Series B/(2)/                                 260.0         300.0

Series C/(3)/                                 300.0         300.0
-------------------------------------------------------------------------
Total                                        $610.0        $660.0
=========================================================================

(1) Interest rates from 8.90% to 9.10% with maturity dates from fiscal 2000 to fiscal 2021. $10.0 million of Series A notes are current maturities.
(2) Interest rates from 7.15% to 8.70% with maturity dates from fiscal 2000 to fiscal 2023. $40.0 million of series B notes are current maturities.
(3) Interest rates from 5.90% to 7.30% with maturity dates from fiscal 2003 to fiscal 2027.

Note 9. Short-Term Debt

Short-term debt matures within one year from the date of issuance. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary throughout the year from $180 million to $260 million. Certain of the lines are on a commitment-fee basis. As of September 30, 1999, $260.0 million was available on lines of credit. Weighted average interest rates on short-term debt outstanding were 5.6%, 5.8%, and 5.9% as of September 30, 1999, 1998, and 1997, respectively.


Note 10. Commitments and Contingencies

Agreements for Firm Pipeline and Storage Capacity

In connection with its utility business, AGL Resources has agreements for firm pipeline and storage capacity that expire at various dates through 2014. The aggregate amount of required payments for AGLC under such agreements total approximately $1.1 billion, with annual payments of $203 million in fiscal 2000, $185 million in fiscal 2001, $163 million in fiscal 2002, $63 million in fiscal 2003, and $52 million in fiscal 2004. Total payments of fixed charges under all agreements were $203 million in fiscal 1999, $220 million in fiscal 1998, and $215 million in fiscal 1997.

As a result of the Deregulation Act, AGLC's rights to capacity under the agreements are assigned to certificated marketers as they acquire firm customers. For approximately 70% of such charges, certificated marketers are responsible for payment of the charges associated with these assignments. AGLC makes payments for the remaining 30% and then bills to and collects from certificated marketers all such payments made. In case of certificated marketer default, AGLC remains responsible for all payments as long as it is the holder of these contracts. (See Note 17. Subsequent Events.)

The aggregate amount of required payments for Chattanooga under such agreements totals approximately $45 million, with annual payments of $12 million in fiscal 2000, $12 million in fiscal 2001, $12 million in fiscal 2002, $4 million in fiscal 2003, and $1 million in fiscal 2004. Total payments of fixed charges under all agreements were $13 million in fiscal 1999, 1998, and 1997.


AGLC Gas Supply Contracts

In connection with its utility business, AGLC through AGLE had 24 long-term gas supply contracts representing 240,000 Dekatherms per day ("Dt/d") of natural gas for delivery to AGLC's customers. These agreements had various terms that expired at various dates through 2014. Beginning in April 1999, AGLE began exiting these agreements, typically by exercising the regulatory "out" clauses in many of these contracts. As a result of this effort, 17 contracts were terminated at no cost to AGLE, AGLC, certificated marketers, or consumers.

Notes to Consolidated Financial Statements

AGLE expects to terminate the remaining contracts on November 1, 1999. AGLC was permitted by the GPSC to utilize gas cost credits to buydown and buyout the remaining $2.4 million of reservation charges. The aggregate amount for the buydown and buyout which appears to be probable is approximately $2.0 million. AGLE no longer has supply contracts for natural gas supply to AGLC.


Chattanooga Gas Supply Contracts

AGLE also purchases natural gas for Chattanooga. As of September 30, 1999, AGLE held four gas supply contracts representing 35,000 Dt/d of longer-term gas supply through the year 2003. The remainder of Chattanooga's gas supply is met by AGLE purchasing gas on the spot market.


FERC Order 636:
Transition Costs Settlement Agreements

The utility purchases natural gas transportation and storage services from interstate pipeline companies, and the Federal Energy Regulatory Commission ("FERC") regulates those services and the rates the interstate pipeline companies charge for them. During the past decade, the FERC has transformed dramatically the natural gas industry through a series of generic orders promoting competition in the industry. As part of that transformation, the interstate pipelines that serve the utility have been required to:

 .  Unbundle, or separate, their transportation and gas supply services; and

 . Provide a separate transportation service on a nondiscriminatory basis for the gas that is supplied by numerous gas producers or other third parties.

The FERC is considering further revisions to its rules, including the following:

 .  Its policies governing secondary market transactions; and

 . Revisions that would permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

The utility cannot predict whether those changes will be adopted or how they potentially might affect it.

The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the suppliers' transportation and gas supply services. Based on its pipeline suppliers' filings with the FERC, the utility estimates the total portion of its transition costs from all its pipeline suppliers will be approximately $107.9 million. As of September 30, 1999, approximately $105.8 million of those costs had been incurred and were being recovered primarily from the utility customers' rates charged for gas sales. Going forward, AGLC's remaining costs will be recovered from certificated marketers.

The largest portion of the transition costs the utility must pay consists of gas supply realignment costs that Southern Natural Gas Company ("Southern") and Tennessee Gas Pipeline Company ("Tennessee") bill the utility. The utility and other parties have entered restructuring settlements with Southern and Tennessee that resolve all transition cost issues for those pipelines.

Under the Southern settlement, the utility's share of Southern's transition costs is about $89.7 million, of which the utility incurred $87.6 million as of September 30, 1999. Under the Tennessee settlement, the utility's share of Tennessee's transition costs is about $14.7 million, all of which had been incurred by the utility as of September 30, 1999.

Southern filed a general rate case on September 1, 1999. Its proposed rates would represent a 10% increase (about $15 million per year) under AGLC's existing contracts in firm interstate pipeline charges. These rates would become effective March 1, 2000, subject to refund unless the FERC should accept an offer of settlement between Southern and its customers. Such a settlement is currently under discussion.


Collective Bargaining Agreements

On September 30, 1999, AGL Resources and its subsidiaries had 2,892 employees. Of that total, approximately 700 employees are covered under collective bargaining agreements. Based on current pay levels, it is anticipated that the majority of bargaining unit employees will not receive any base pay increases until the year 2000. The collective bargaining agreements expire in September 2000 and 2001. Certain of those agreements will be renegotiated beginning in January 2000.

Notes to Consolidated Financial Statements

Rental Expense

Total rental expense for property and equipment was as follows:

 .  $8.5 million in fiscal 1999;
 .  $7.7 million in fiscal 1998; and
 .  $6.5 million in fiscal 1997.

Minimum annual rentals under non-cancelable operating leases are as follows:

 .  Fiscal 2000 - $11.7 million;
 .  Fiscal 2001 - $11.6 million;
 .  Fiscal 2002 - $11.8 million;
 .  Fiscal 2003 - $9.3 million;
 .  Fiscal 2004 - $8.7 million; and
 .  Thereafter  - $7.2 million.

On October 14, 1998, AGL Resources entered into an arrangement to sublease certain corporate office space, the term of which began on December 1, 1998, and will expire on January 3, 2003. The original lease is an operating lease. Annual sublease rental receipts are as follows:

 .  Fiscal 2000 - $1.5 million;
 .  Fiscal 2001 - $1.5 million;
 .  Fiscal 2002 - $1.5 million; and
 .  Fiscal 2003 - $0.4 million.


Litigation

AGL Resources is involved in litigation arising in the normal course of business. Management believes the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements. (See Note 12. Environmental Matters.)

Related Party Guarantees

In the normal course of business, AGL Resources Inc., from time to time, guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates.

Note 11. Suppliers' Refunds

The utility has received refunds from its interstate natural gas suppliers. Those refunds are a result of FERC orders that adjust the price of various pipeline services purchased by the utility from suppliers in prior periods. Under purchased gas provisions of rate schedules approved by the TRA, Chattanooga credits the refunds to customers. Under purchased gas provisions of rate schedules approved by the GPSC, AGLC credited the refunds to customers until June 30, 1998. Beginning July 1, 1998, and thereafter, the Deregulation Act requires AGLC to credit refunds from interstate natural gas suppliers to a universal service fund. The universal service fund provides a method to fund the recovery of certificated marketers' uncollectible accounts, and it enables AGLC to expand its facilities to serve the public interest.


Note 12. Environmental Matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as "manufactured gas plants," or "MGPs" which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

AGLC has been associated with twelve MGP sites in Georgia and three in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.

For each of the MGP sites, AGLC has estimated its share of the likely costs of investigation and cleanup. AGLC used the following process for the estimates:
First, AGLC eliminated the sites where it was believed that no cleanup or further investigation was likely to be necessary. Second, AGLC estimated its likely future cost of investigation and cleanup at each of the remaining sites. Third, for some sites, AGLC estimated its likely "share" of the costs. AGLC developed its estimate based on any agreements for cost sharing it has, the legal principles for sharing costs, its evaluation of other entities' ability to pay, and other similar factors.

Using the above process, AGLC currently estimates that its total future cost of investigating and cleaning up its MGP sites is between $102.4 million and $148.2 million. That range does not include other potential expenses, such as unasserted property damage or personal injury claims or legal expenses for which AGLC may be held liable but for

Notes to Consolidated Financial Statements

which neither the existence nor the amount of such liabilities can be reasonably forecast. Within that range, AGLC cannot identify any single number as a "better" estimate of its likely future costs. Consequently, AGLC has recorded the lower end of the range, or $102.4 million, as a liability and a corresponding regulatory asset as of September 30, 1999. AGLC does not believe that any single number within the range constitutes a "better" estimate because its actual future investigation and cleanup costs will be affected by a number of contingencies that cannot be quantified at this time. During fiscal 1999, the asset increased $78.7 million and was reduced by amortization of $6.1 million resulting in an asset of $150.2 million.

As of September 30, 1998, AGLC had recorded a liability of $47.0 million. During fiscal 1999, the liability increased $78.7 million and payments of $23.3 million were made. The net increase in the liability was $55.4 million resulting in a liability of $102.4 million as of September 30, 1999. The net increase in the liability was based on revised estimates of future costs, which resulted in a corresponding increase in the unrecovered environmental response cost asset.

AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an "Environmental Response Cost Recovery Rider." It allows the recovery of costs of investigation, testing, cleanup, and litigation. Because of that rider, AGLC has recorded a regulatory asset in the same amount as the recorded liability for investigation and cleanup. During fiscal 1999, AGLC recovered $6.1 million through its environmental response recovery rider.

The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. AGLC has been actively pursuing those recoveries. There were no material recoveries during fiscal 1999 and 1998.

Note 13. Fair Value of Financial Instruments

In the following table, the carrying amounts and fair values of financial instruments included in AGL Resources' Consolidated Balance Sheets as of September 30, 1999, and 1998 are shown.

                                                  Carrying    Estimated
Millions of dollars                                Amount     Fair Value
---------------------------------------------------------------------------
1999

Long-term debt including current portion          $ 660.0      $ 640.8

Capital Securities                                   74.3         70.0

1998

Long-term debt including current portion          $ 660.0      $ 714.6

Capital Securities                                   74.3         81.5

The estimated fair values are determined based on the following:

 . Long-term debt - interest rates that are currently available for issuance of debt with similar terms and remaining maturities; and

 . Capital Securities - quoted market price and dividend rates for preferred stock with similar terms.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of September 30, 1999. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.


Note 14. Joint Ventures and Non-utility Interests

SouthStar Energy Services LLC

SouthStar Energy Services LLC ("SouthStar") was established in July 1998 to market natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar is a joint venture among a subsidiary of AGL Resources Inc. and subsidiaries of Dynegy, Inc. and Piedmont Natural Gas Company. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name "Georgia Natural Gas Services."

Notes to Consolidated Financial Statements

Etowah LNG Company LLC

In December 1997, AGL Peaking Services, Inc. ("AGL Peaking Services"), a subsidiary of AGL Resources, and Southern Natural Gas Company, formed a joint venture known as Etowah LNG Company LLC ("Etowah"). AGL Peaking Services and Southern Natural Gas Company each own 50% of the joint venture. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.


Cumberland Pipeline Company

In December 1997, AGL Interstate Pipeline Company, a subsidiary of AGL Resources Inc., and Transcontinental Gas Pipe Line Corporation ("Transco") formed a joint venture known as Cumberland Pipeline Company. AGL Interstate Pipeline Company and Transco each own 50% of the joint venture. Cumberland Pipeline Company was formed for the purpose of owning a new interstate pipeline, which was intended to provide interstate pipeline services to customers in Georgia and Tennessee. Management has decided not to proceed with the Cumberland pipeline project.


Sonat Marketing Company L.P. and Sonat Power Marketing L.P.

AGL Investments, Inc. through a subsidiary, invested $32.6 million for a 35% ownership interest in Sonat Marketing, a joint venture with a subsidiary of Sonat Inc. AGL Investments, Inc. through a subsidiary, invested $1.0 million for a 35% ownership interest in Sonat Power Marketing, another joint venture with a subsidiary of Sonat.

On July 29, 1999, AGL Investments, Inc. and Sonat entered into agreements, pursuant to which Sonat agreed to purchase our interest in Sonat Marketing for $40.0 million and our interest in Sonat Power Marketing for $25.0 million. The sale of the ownership interest in Sonat Marketing was completed on August 12, 1999. The sale of the ownership interest in Sonat Power Marketing was completed on September 29, 1999. Under the terms of the agreement, upon the completion of each transaction, the applicable joint venture agreement was amended to provide that AGL Investments, Inc. was not allocated any gain or loss from the joint ventures for any period subsequent to June 30, 1999.


Note 15. Related Party Transactions

AGLC recognized revenue of $70.7 million in fiscal 1999 from SouthStar. The utility sold gas totaling $5.6 million in fiscal 1999 to SouthStar, and had $0.7 million in accounts receivable from SouthStar as of September 30, 1999. The utility sold gas totaling $1.9 million in fiscal 1998 to SouthStar, and had $1.5 million in accounts receivable from SouthStar as of September 30, 1998.

As of September 30, 1999, SouthStar had additional accounts payable balances of $0.6 million to AGLE and $2.7 million to AGL Resources' subsidiary which has the ownership interest in SouthStar. Additionally, AGL Resources' subsidiary which has the ownership interest in SouthStar has $27.8 million in notes receivable from SouthStar as of September 30, 1999.

Utilipro recognized revenue of $6.5 million on services provided to SouthStar during fiscal 1999, and had $2.7 million in accounts receivable from SouthStar as of September 30, 1999. Utilipro recognized revenue of $0.5 million on services provided to SouthStar during fiscal 1998, and had accounts receivable from SouthStar of $0.3 million as of September 30, 1998.

In the normal course of business, AGL Resources Inc., from time to time, guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates.

AGL Resources' investment in SouthStar had a significant impact on AGL Resources' financial position and results of operations for fiscal 1999. Summarized financial information for SouthStar is shown below in millions:

At September 30, 1999
------------------------------------------------------------

 .    Total assets                  $   62.9
 .    Total liabilities             $   77.6


For Twelve Months Ended September 30, 1999
------------------------------------------------------------

 .    Loss before tax              ($   28.5)

Notes to Consolidated Financial Statements

Note 16. Segment Information

AGL Resources is organized into two operating segments: Utility and Non-utility. Management evaluates segment performance based on net income, which includes the effects of corporate expense allocations. There were no material inter-segment sales in fiscal 1999, 1998, or 1997. Identifiable assets are those assets used in each segment's operations.

-----------------------------------------------------------------------------------------------------------------------------------
                                                            Equity in the
                           Depreciation                       Net Income  Income Tax              Identi-  Investments
Millions of    Operating      and        Interest  Interest   (Loss) of     Expense   Net Income  fiable    in Joint    Capital
  Dollars      Revenues   Ammortization   Expense   Income    Investees    (Benefit)   (Loss)     Assets    Ventures   Expenditures
-----------------------------------------------------------------------------------------------------------------------------------
1999
Utility        $1,039.2     $   66.6     $  47.9    $    -    $      -     $   37.8    $  71.9    $1,798.6    $ 0.4     $  124.8
Non-utility        29.4         12.2         5.1       0.4       (19.9)         1.3        2.5       142.5     27.8         18.6
-----------------------------------------------------------------------------------------------------------------------------------
               $1,068.6     $   78.8     $  53.0    $  0.4    $  (19.9)    $   39.1    $  74.4    $1,941.1     28.2     $  143.4
===================================================================================================================================
1998
Utility        $1,274.8     $   62.9     $  53.0    $  1.0    $      -     $   44.2    $  87.9    $1,838.9    $ 0.4     $   94.8
Non-utility        63.8          8.2         1.4       0.2         4.6         (5.4)      (7.3)       99.7     46.3         22.5
-----------------------------------------------------------------------------------------------------------------------------------
               $1,338.6     $   71.1     $  54.4    $  1.2    $    4.6     $   38.8    $  80.6    $1,938.6    $46.7     $  117.3
===================================================================================================================================
1997
Utility        $1,211.3     $   60.3     $  52.2    $  1.2    $      -     $   47.7    $  76.5    $1,785.1    $ 4.7     $  123.5
Non-utility        76.3          6.3           -       0.1         1.0         (0.9)       0.1       105.9     29.8         23.3
-----------------------------------------------------------------------------------------------------------------------------------
               $1,287.6     $   66.6     $  52.2    $  1.3    $    1.0     $   46.6    $  76.6    $1,891.0    $34.5     $  146.8
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------

Note 17. Subsequent Events

On October 5, 1999, the Board of Directors of AGL Resources authorized a plan to repurchase up to 3.6 million shares (6.3% of total outstanding as of September 30, 1999) of AGL Resources common stock over a period ending no later than September 30, 2001. A portion of the proceeds from AGL Resources recent sales of its joint venture interests in Sonat Marketing and Sonat Power Marketing will be used to fund the shares repurchase. Open market purchases of the shares may be made from time to time, subject to availability, and the repurchased shares will be held in treasury.

On October 26, 1999, Peachtree Natural Gas, LLC ("Peachtree"), one of the five largest certificated marketers in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of September 30, 1999, AGL Resources' total gas receivables included approximately $6.8 million attributable to Peachtree. As of September 30, 1999, AGLC held financial surety bonds totaling $11 million as security for Peachtree's obligations. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14.2 million and AGLC continued to hold the $11 million of surety bonds. The amount owed to AGLC does not include amounts owed by Peachtree to interstate pipelines for assigned capacity. Based upon information filed by Peachtree in its bankruptcy proceeding, as of the date of Peachtree's filing, Peachtree owed interstate pipelines approximately $1.8 million for assigned capacity. Peachtree obtains a portion of its customer care solutions from Utilipro. As of September 30, 1999, included in AGL Resources' other receivables was $1.7 million due to Utilipro from Peachtree. As of the date of Peachtree's bankruptcy filing, Peachtree owed Utilipro $2.1 million.

On November 17, 1999, Peachtree entered into an agreement to sell its customers and storage gas inventories to another certificated marketer. This sale is expected to close prior to December 31, 1999. Management does not believe that Peachtree's bankruptcy will have a material adverse effect on AGL Resources' consolidated financial statements.

Notes to Consolidated Financial Statements

Note 18. Quarterly Financial Data (Unaudited)

During the fourth quarter of fiscal 1999, AGL Resources sold its interest in Sonat Power Marketing and Sonat Marketing for a total after-tax gain of $22.3 million.

During the quarter ended September 30, 1998, AGL Resources recorded non-cash, nonrecurring charges of $13.9 million associated with the impairment of certain assets no longer useful primarily due to changes in our information technology systems strategy. During the quarter ended September 30, 1998, AGL Resources reduced its income tax liability for prior years by $2.3 million. (See Note 1. Significant Accounting Policies.)

Quarterly financial data for fiscal 1999 and 1998 is summarized as follows (See
Note 2. Impact of Deregulation.):

Millions of dollars,  except per share data
----------------------------------------------------------------------------

                                                Operating       Operating
                                                 Revenues        Income
----------------------------------------------------------------------------
Fiscal 1999

December 31, 1998                                $  323.9        $  47.7
March 31, 1999                                      375.1           52.4
June 30, 1999                                       185.9           29.5
September 30, 1999                                  183.7           25.0

Fiscal 1998

December 31, 1997                                $  399.1        $  52.4
March 31, 1998                                      479.7           83.3
June 30, 1998                                       246.4            8.9
September 30, 1998                                  213.4           23.0



                                                      Basic        Diluted
                                                    Earnings       Earnings
                                      Net          (Loss) Per     (Loss) Per
                                     Income          Common         Common
Fiscal 1999                        (Loss)(a)        Share(a)       Share(a)
----------------------------------------------------------------------------
December 31, 1998                   $   15.9     $    .28        $   .28
March 31, 1999                          24.2          .42            .42
June 30, 1999                            7.2          .12            .12
September 30, 1999                      27.1          .48            .48

Fiscal 1998

December 31, 1997                   $   25.7     $    .45        $   .45
March 31, 1998                          45.1          .79            .79
June 30, 1998                           (1.2)        (.02)          (.02)
September 30, 1998                      11.0          .19            .19


(a) The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business. (See Note 2. Impact of Deregulation.)

Basic and diluted earnings per common share are calculated based on the weighted average number of common shares and common share equivalents outstanding during the quarter. Those totals differ from the basic and diluted earnings per common share, as shown on the Statements of Consolidated Income, which are based on the weighted average number of common shares and common share equivalents outstanding during the entire year.

Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 1999 and 1998, and the related statements of consolidated income, common stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Atlanta, Georgia
October 29, 1999
(November 17, 1999 as to Note 17)


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

AGL Resources Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded from loss and that transactions are executed and recorded in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed related benefits. The system of internal accounting controls is supported by written policies and guidelines.

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


/s/ Walter M. Higgins
---------------------
Walter M. Higgins
Chairman and Chief Executive Officer
October 29, 1999


/s/ Victor H. Pena
------------------
Victor H. Pena
Vice President
Financial Systems and Controller
October 29, 1999

Selected Financial Data

                                                                        For the years ended September 30
in millions, except per share amounts                      1999       1998       1997       1996       1995       1994
------------------------------------------------------------------------------------------------------------------------
Income Statement Data(1)
 Operating Revenues                                      $1,068.6   $1,338.6   $1,287.6   $1,228.6   $1,068.5   $1,199.9
 Cost of Sales                                              544.7      796.0      766.5      725.5      574.1      736.8
------------------------------------------------------------------------------------------------------------------------
  Operating Margin                                          523.9      542.6      521.1      503.1      494.4      463.1
------------------------------------------------------------------------------------------------------------------------
 Other Operating Expenses
  Operation                                                 225.5      238.1      226.2      221.8      215.5      207.0
  Restructuring costs                                           -          -          -          -       70.3          -
  Maintenance                                                40.6       38.4       30.8       29.5       30.4       32.8
  Depreciation                                               78.8       71.1       66.6       63.3       59.0       55.4
  Taxes other than income taxes                              24.4       27.4       26.0       25.0       25.7       26.0
------------------------------------------------------------------------------------------------------------------------
  Total Other Operating Expenses                            369.3      375.0      349.6      339.6      400.9      321.2
------------------------------------------------------------------------------------------------------------------------
 Operating Income                                           154.6      167.6      171.5      163.5       93.5      141.9
------------------------------------------------------------------------------------------------------------------------
 Other Income                                                18.0       12.9       10.3       13.1        1.5        5.2
------------------------------------------------------------------------------------------------------------------------
 Interest Expense and Preferred Stock Dividends              59.1       61.1       58.4       53.5       51.9       52.1
------------------------------------------------------------------------------------------------------------------------
 Income Before Income Taxes                                 113.5      119.4      123.4      123.1       43.1       95.0
------------------------------------------------------------------------------------------------------------------------
 Income Taxes                                                39.1       38.8       46.8       47.5       16.7       36.3
------------------------------------------------------------------------------------------------------------------------
 Net Income                                                  74.4       80.6       76.6       75.6       26.4       58.7
------------------------------------------------------------------------------------------------------------------------
 Common Stock Dividends Paid                                 62.1       61.5       60.5       58.6       54.2       52.2
------------------------------------------------------------------------------------------------------------------------
 Earnings Reinvested                                     $   12.3   $   19.1   $   16.1   $   17.0   $  (27.8)  $    6.5
========================================================================================================================

Common Stock Data(2)
 Weighted-Average Shares Outstanding - Basic                 57.4       57.0       56.1       55.3       52.4       50.2
 Weighted-Average Shares Outstanding - Diluted               57.4       57.1       56.2       55.4       52.5       50.3
 Earnings per Share - Basic                              $   1.30   $   1.41   $   1.37   $   1.37   $   0.50   $   1.17
 Earnings per Share - Diluted                            $   1.29   $   1.41   $   1.36   $   1.36   $   0.50   $   1.17
 Dividends Paid per Share                                $   1.08   $   1.08   $   1.08   $   1.06   $   1.04   $   1.04
 Dividend Payout Ratio                                       83.1%      76.6%      78.8%      77.4%     208.0%      88.9%
 Book Value per Share(3)                                 $  11.58   $  11.42   $  10.99   $  10.56   $  10.15   $  10.20
 Market Value per Share(4)                               $  16.25   $  19.38   $  18.94   $  19.13   $  19.31   $  15.31
========================================================================================================================

Balance Sheet Data(3)
 Total Assets                                            $1,969.3   $1,985.3   $1,925.5   $1,823.1   $1,674.6   $1,642.9
------------------------------------------------------------------------------------------------------------------------
 Long-Term Liabilities
  Accrued Environmental Response Costs                   $  102.4   $   47.0   $   37.3   $   30.4   $   28.6   $   24.3
  Accrued Pension Costs                                  $    5.3   $    2.2   $   -      $    4.9   $   10.3   $      -
  Accrued Postretirement Benefits Costs                  $   32.4   $   33.4   $   34.3   $   36.2   $   30.1   $    3.6
  Deferred Credits                                       $   49.2   $   57.8   $   62.4   $   60.9   $   65.6   $   66.6
------------------------------------------------------------------------------------------------------------------------
 Capitalization
  Long-Term Debt (excluding current portion)             $  610.0   $  660.0   $  660.0   $  554.5   $  554.5      554.5
  Preferred Stock of Subsidiary                                 -          -          -       58.5       58.5       58.5
  Subsidiary Obligated Mandatorily
   Redeemable Preferred Securities                           74.3       74.3       74.3          -          -          -
  Common Stockholders' Equity                               661.5      654.1      622.1      588.3      557.3      518.5
------------------------------------------------------------------------------------------------------------------------
  Total Capitalization                                   $1,345.8   $1,388.4   $1,356.4   $1,201.3   $1,170.3   $1,131.5
========================================================================================================================

Financial Ratios(3)
 Capitalization
  Long-Term Debt                                             45.3%      47.5%      48.6%      46.1%      47.4%      49.0%
  Preferred Stock of Subsidiary                                 -          -          -        4.9        5.0        5.2
  Subsidiary Obligated Mandatorily
   Redeemable Preferred Securities                            5.5        5.4        5.5          -          -          -
  Common Stockholders' Equity                                49.2       47.1       45.9       49.0       47.6       45.8
------------------------------------------------------------------------------------------------------------------------
  Total                                                     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
------------------------------------------------------------------------------------------------------------------------

 Return on Average Common Stockholders' Equity               11.3%      12.6%      12.7%      13.2%       4.9%      11.6%
------------------------------------------------------------------------------------------------------------------------

Ratio of Earnings to:(5)
 Interest Charges                                            3.23       3.30       3.46       3.58       1.99       3.08
 Interest Charges and
  Preferred Stock Dividends                                  2.90       2.94       3.10       3.28       1.80       2.82
 Combined Fixed Charges and
  Preferred Stock Dividends(6)                               2.72       2.77       2.90       3.08       1.75       2.66
========================================================================================================================

(1) See Note 2 to the Consolidated Financial Statements regarding the impact of deregulation on the comparability of operating revenues and cost of sales.
(2) Adjusted for two-for-one stock split paid in the form of 100% stock dividends on December 1, 1995.
(3) Year-end.
(4) September 30 closing market price.
(5) Interest charges exclude the debt portion of allowance for funds used during construction.
(6) Fixed charges consist of interest on short and long-term debt, other interest and the estimated interest component of rentals.

Shareholder Information

Shareholder Services
Our transfer agent, EquiServe, can help you with a variety of stock-related matters:

 .  Change of address
 .  Direct stock purchase
 .  Dividend reinvestment
 .  Direct deposit of cash dividends
 .  Transfer of ownership

Mailing Address
AGL Resources Shareholder Services
c/o EquiServe Trust Company, N.A.
Blue Hills Office Park
150 Royall Street
Canton, MA 02021

Telephone:
1-800-633-4236


Information Sources

Publications
Additional copies of this report, Form 10-K, and Form 10-Q are available at no charge to you through the following methods:

 .  Visit our web site at www.aglresources.com
 .  Call toll free 1-877-ATG-NYSE (1-877-284-6973)
 .  Write Shareholder Relations, AGL Resources Inc., Post Office Box 4569,
   Atlanta, GA 30302-4569.

Internet Site
Our web site, www.aglresources.com, provides financial information for investors and the financial community, and it offers information on other topics such as the company's community involvement.

Toll-Free Telephone Connection
By calling toll free 1-877-ATG-NYSE (1-877-284-6973) you may obtain earnings and news releases, faxed financial reports, or request company information via mail. You also may transfer directly to the Investor Relations Department or our transfer agent, EquiServe.

Investor Relations
Financial analysts and professional investment managers are invited to contact Investor Relations: Melanie M. Platt at 404-584-3420 or Joseph P. Heffron at 404-584-3427. Written requests should be addressed as follows: Post Office Box 4569, Atlanta, GA 30302-4569. Requests also may be faxed to 404-584-3419.

Stock Information

 .  Ticker symbol: ATG
 .  Newspaper listing: AGL Res
 .  Common stock listed and traded:
   New York Stock Exchange
 .  Shareholders of record at year-end and their location:
   15,878 in 50 states, the District of Columbia, and 15 foreign countries

2000 Annual Meeting
February 4, 2000
The Biltmore
817 West Peachtree Street
Atlanta, Georgia

The Board of Directors is soliciting proxies for the annual meeting. The following materials were mailed with the 1999 Annual Report: a formal notice of the meeting, proxy statement, and proxy card.

ResourcesDirect

ResourcesDirect provides potential investors and existing shareholders with an economical and convenient method for purchasing initial or additional shares of common stock directly from AGL Resources without paying any brokerage fees or service charges. Dividends reinvested through the plan are used to purchase shares of common stock directly from the company. Call toll free 1-800-633-4236 or 1-877-ATG-NYSE, or visit our web site at www.aglresources.com, for a plan prospectus and enrollment application.

Dividends

AGL Resources normally pays dividends four times a year, usually on March 1, June 1, September 1, and December 1. The following table reflects the quarterly dividend paid per share during fiscal 1999 and 1998.


Quarter                     Fiscal 1999              Fiscal 1998
-------------------------------------------------------------------------------
First                           $  .27                    $  .27
Second                             .27                       .27
Third                              .27                       .27
Fourth                             .27                       .27
-------------------------------------------------------------------------------
Annual                          $ 1.08                  $ 1.08
===============================================================================


Stock Prices

Below are the New York Stock Exchange high and low closing prices for AGL Resources' common stock for the last day of each quarter of fiscal 1999 and 1998. The closing stock price on November 15, 1999, was $18.88.

Quarter                          1999                           1998
                        ------------------------        ------------------------
                          High             Low            High             Low
First                   $ 23.19         $ 19.31         $ 20.94         $ 18.00
Second                    23.06           17.56           21.50           19.25
Third                     19.25           16.94           22.06           19.25
Fourth                    20.56           15.94           20.56           18.06