Form 10-K405, Exhibit 13
period 2000-09-30
AGL RESOURCES INC
filed 2000-12-18
CIK 1004155

                                                                      EXHIBIT 13

AGL Resources
Management's Discussion and Analysis

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 allows public companies to provide cautionary remarks about forward-looking statements that they make in documents that are filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements in our Management's Discussion and Analysis include, but are not limited to, statements about the following:

 . Deregulation;

 . Business prospects;

 . Concentration of credit risk;

 . Environmental investigations and cleanups;

 . Quantitative and qualitative disclosures about market risk;

 . Virginia Natural Gas acquisition;

 . Propane operations; and

 . Changes required by the Public Utility Holding Company Act of 1935 ("PUHCA").

     Important factors that could cause our actual results to differ substantially from those in the forward-looking statements include, but are not limited to, the following:
 . Industrial, commercial, and residential growth in the service territories of AGL Resources and its subsidiaries;
 . Changes in price and demand for natural gas and related products;

 . Impact of changes in state and federal legislation and regulation on both the gas and electric industries;

 . Effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated, unknown risks related to nonregulated businesses, and unknown issues such as the stability of certificated marketers;

 . Concentration of credit risk in certificated marketers;

 . Industry consolidation;

 . Impact of acquisitions and divestitures;

 . Changes in accounting policies and practices issued periodically by accounting standard-setting bodies;

 . Interest rate fluctuations, financial market conditions, and economic conditions, generally;

 . Uncertainties about environmental issues and the related impact of such issues; and

 . Other factors including uncertainties about weather and the related impact of such factors.

Nature of Our Business

Organizational Structure

AGL Resources Inc. is the registered holding company for:
 . Atlanta Gas Light Company ("AGLC"), a natural gas local distribution utility;

 . Virginia Natural Gas, Inc. ("VNG"), a natural gas local distribution utility (see Nature of Our Business - Virginia Natural Gas);

 . Chattanooga Gas Company ("Chattanooga"), a natural gas local distribution utility;

 . AGL Energy Services, Inc. ("AGLE"), a gas supply services company; and

 . Several non-utility subsidiaries.

AGL Resources Inc. and its subsidiaries are collectively referred to as "AGL Resources."

     AGLC conducts its primary business, the distribution of natural gas, in Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. Chattanooga distributes natural gas in the Chattanooga and Cleveland areas of Tennessee. VNG distributes natural gas in the Hampton Roads region of Virginia. The Georgia Public Service Commission ("GPSC") regulates AGLC, the Tennessee Regulatory Authority ("TRA") regulates Chattanooga and the Virginia State Corporation Commission ("VSCC") regulates VNG. AGLE is a nonregulated company that manages gas supply assets for regulated operations and secures gas supply services for unregulated operations and other unaffiliated retail gas marketers.

     As of September 30, 2000, AGLC and Chattanooga comprised substantially all of AGL Resources' assets, revenues, and earnings. The operations and activities of AGLC, AGLE, and Chattanooga, collectively, are referred to as the "utility." The utility's total other operating expenses include costs allocated from AGL Resources Inc.

     As of September 30, 2000, AGL Resources owned or had an interest in the following non-utility businesses:

 . SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources and subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services;

 . AGL Investments, Inc., which manages certain non-utility businesses including:

 . AGL Propane Services, Inc. ("Propane") has a 22.36% ownership interest in US Propane LLC ("US Propane"). US Propane owns 34% of Heritage Propane Partners ("Heritage Propane") which engages in the sale of propane and related products and services in 28 states;

 . Utilipro, Inc. ("Utilipro"), in which AGL Resources has a 91.74% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States; and

 . AGL Networks, LLC ("AGL Networks"), which will install, and lease to third-party operators, conduit and fiber optic cable. AGL Networks was incorporated on August 15, 2000 for the purpose of partnering with other telecommunication companies to serve Atlanta's rapidly growing demand for high-speed network capacity.

 . AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility; and

 . AGL Capital Corporation, which was established to finance the acquisition of VNG, refinance existing short-term debt and provide working capital to AGL Resources and its subsidiaries through a commercial paper program and other debt facilities.


Virginia Natural Gas

Effective October 1, 2000, AGL Resources acquired all of the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. The purchase price of approximately $533 million, paid in cash, included approximately $4.8 million in working capital.

     The acquisition was accounted for as a purchase for financial accounting purposes and as a result VNG's operations will be consolidated with AGL Resources beginning October 1, 2000. The excess purchase price over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which will be amortized over 40 years.

     With the addition of VNG's customer base of approximately 230,000, AGL Resources is now the second largest natural gas-only distributor in the United States, serving nearly 1.8 million customers. VNG is headquartered in Norfolk, Virginia, and serves customers in the Hampton Roads region of southeastern Virginia.

Propane Operations

On February 15, 2000, AGL Resources entered into a definitive agreement to combine its propane operations with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company, and TECO Energy, Inc. The joint venture, which is called US Propane, subsequently combined US Propane's operations with Heritage Propane. The transactions were closed on August 10, 2000. Through these transactions, US Propane acquired ownership of the general partner, as well as certain limited partner units of Heritage Propane, a master limited partnership that distributes propane to over 480,000 customers in 28 states.

     As a result of these transactions, AGL Resources recognized a pre-tax and after-tax gain of $13.1 million and $10.7 million, respectively.


Overview of the Transition in Georgia from a Regulated to a Competitive Business Environment

Pursuant to Georgia's 1997 Natural Gas Competition and Deregulation Act ("Deregulation Act"), AGLC unbundled various components of its services to end-use customers effective October 6, 1998. Historically, only large, interruptible commercial and industrial customers had the option of purchasing natural gas from suppliers other than AGLC and transporting such natural gas through AGLC's distribution system for delivery. The Deregulation Act enabled AGLC to unbundle its delivery service and other related services from the sale of natural gas for all customers, thus allowing firm residential and small commercial customers to purchase natural gas and other services from suppliers other than AGLC. Effective October 1, 1999, virtually all of AGLC's 1.4 million customers in Georgia were purchasing natural gas from marketers who were approved and certificated by the GPSC ("certificated marketers").

     The Deregulation Act provides marketing standards and rules of business practice to ensure that the benefits of a competitive natural gas market are available to all customers on AGLC's system. It imposes on certificated marketers an obligation to serve end-use customers, and creates a Universal Service Fund ("USF"). The USF provides a method to fund the recovery of certificated marketers' uncollectible accounts, enables AGLC to expand its facilities to serve the public interest and can be used to reduce rates paid by consumers.

     AGLC continues to provide intrastate delivery service through its existing pipeline system to end-use customers in Georgia, but has exited the natural gas sales function. AGLC's delivery of natural gas remains subject to the GPSC's continued regulation of delivery rates, safety, access to AGLC's system, and quality of service for all aspects of delivery service.

     Certificated marketers - including AGL Resources' marketing affiliate, SouthStar - compete to sell natural gas to end-use customers at market-based prices. AGLC allocates delivery capacity to certificated marketers in proportion to the number and size of residential and small commercial customers served by each certificated marketer. Delivery capacity that is not used on any day to serve firm residential and small commercial customers is made available to interruptible commercial and industrial customers. Similarly, AGLC has allocated to certificated marketers the majority of the pipeline storage services that it has under contract, along with a corresponding amount of inventory.

     During fiscal 1999, AGLC continued to provide gas sales service to customers who had not yet switched to a certificated marketer. Pursuant to a joint stipulation agreement with the GPSC, AGLC implemented a rate structure for gas sales that ensured AGLC's recovery of its purchased gas costs incurred from October 6, 1998 through September 30, 1999, without creating any significant income or loss. The joint stipulation agreement provided for a true-up for any profit or loss outside of a specified range during fiscal 1999. During fiscal 2000, pursuant to the joint stipulation agreement, AGLC remitted approximately $34 million in over-collected purchased gas costs to the GPSC. Such costs were included in Gas Cost Credits as of September 30, 1999. During the second quarter of fiscal 2000, the GPSC instituted a mechanism pursuant to which certificated marketers were required to provide customers with a credit on their bill. To be eligible for the refund credit, the customer had to have been on AGLC's system on May 25, 1999, and still connected as of April 3, 2000. Refund amounts were distributed by the GPSC to the marketers during the second quarter of fiscal 2000. The average refund per end-use customer was approximately $25.

     Also during the transition to competition, AGLC continued to bill end-use customers who had not yet switched to certificated marketers for gas sales service and for certain ancillary services. These ancillary services included meter reading, billing, bill inquiry, payment processing, and collection services. Once an end-use customer switched to a certificated marketer for gas sales service, the Deregulation Act permitted AGLC to bill the marketer only for the AGLC-provided ancillary services actually used by the marketer. However, AGLC was unable to eliminate all of the costs associated with the provision of ancillary services as quickly as customers switched to certificated marketers for natural gas sales, thereby creating an imbalance between revenues and expenses throughout fiscal 1999 and into the first quarter of fiscal 2000. All end-use customers were switched to certificated marketers by the end of January 2000.

     As a result of the transition to competition, numerous changes have occurred with respect to the services being offered by AGLC and with respect to the manner in which AGLC prices and accounts for those services. Consequently, AGLC's revenues and expenses do not follow historical patterns due to the provision of delivery services to end-use customers which are priced based upon straight fixed variable ("SFV") rates. The effect of SFV rates is to spread evenly throughout the year AGLC's recovery of its delivery service costs.

     Currently, AGLC bills the marketer for each residential customer's annual SFV capacity in equal monthly installments. As required by the GPSC, effective February 1, 2001, AGLC will implement a seasonal rate design for the calculation of each residential customer's annual SFV capacity charge, which is billed to certificated marketers and reflects the historic volumetric usage pattern for the entire residential class. Generally, this change should result in residential customers being billed by the certificated marketers for a higher capacity charge in the winter months, and a lower charge in the summer months. AGLC will continue to recognize its residential SFV capacity revenues for financial reporting purposes as it has historically. Any difference between the billings under the new seasonal rate design and the SFV revenue recognized will be deferred and reconciled on an annual basis. (See Transition to Competition and State Regulatory Activity sections under Financial Condition, as well as
Note 2. Impact of Deregulation.)

Results of Operations

In this section, the results of operations for fiscal 2000, 1999, and 1998 are compared. AGL Resources' fiscal year ends on September 30.

Fiscal 2000 Compared with Fiscal 1999

Operating Margin Analysis
(Dollars in Millions)
                             September 30,                   Favorable/
                                      2000      1999        (Unfavorable)
Operating Revenues
 Utility                            $571.9  $1,041.3       $(469.4)  (45.1%)
 Non-utility                          35.5      29.4           6.1    20.7
 Total                              $607.4  $1,070.7       $(463.3)  (43.3%)
Cost of Sales
 Utility                            $102.6  $  536.7       $ 434.1    80.9%
 Non-utility                           9.3       8.0          (1.3)  (16.3)
 Total                              $111.9  $  544.7       $ 432.8    79.5%
Operating Margin
 Utility                            $469.3  $  504.6       $ (35.3)   (7.0%)
 Non-utility                          26.2      21.4           4.8    22.4
 Total                              $495.5  $  526.0       $ (30.5)   (5.8%)

Operating Revenues

Operating revenues for fiscal 2000 decreased to $607.4 million from $1,070.7 million for fiscal 1999, a decrease of 43.3%.

Utility. Utility operating revenues decreased to $571.9 million for fiscal 2000 from $1,041.3 million for fiscal 1999. The decrease of $469.4 million was primarily due to the following factors:

 . Pursuant to the Deregulation Act, Georgia customers began to switch from AGLC to certificated marketers for natural gas purchases beginning November 1, 1998. As of October 1, 1999, except for isolated circumstances, all of AGLC's approximately 1.4 million Georgia customers had switched to or had been assigned to certificated marketers. As a result, AGLC sold less gas. The reduction in gas sold resulted in a net decrease of $451.3 million in operating revenues resulting from the effect of customer migration to certificated marketers. Historically, AGLC recovered its actual gas costs, including carrying costs related to storage of gas inventories, from its customers;

 . Chattanooga's operating revenues increased $19.7 million as a result of higher off-system sales than the prior year and as a result of higher natural gas commodity costs; and

 . A decrease of $29.2 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues. Additionally, AGLC's late payment fee revenue from end-use customers decreased $15.9 million. These decreases were primarily due to the fact that AGLC is no longer billing end-use customers, and were partially offset by revenue increases of $10.9 million related to end-use customer growth and $2.9 million attributable to billing for damage caused by independent contractors.

Non-utility. Non-utility operating revenues increased to $35.5 million for fiscal 2000 from $29.4 million for fiscal 1999. The increase of $6.1 million was primarily due to an increase in Utilipro's operating revenues as a result of increased demand for its customer care services.

Cost of Sales

Cost of sales for fiscal 2000 decreased to $111.9 million for fiscal 1999 from $544.7 million for fiscal 1999, a decrease of 79.5%.

Utility. The utility's cost of sales decreased to $102.6 million for fiscal 2000 from $536.7 million for fiscal 1999. The decrease of $434.1 million in the utility's cost of sales was primarily due to the following factors:

 . Pursuant to the Deregulation Act, Georgia customers began to switch from AGLC to certificated marketers for natural gas purchases beginning November 1, 1998. As of October 1, 1999, except for isolated circumstances, all of AGLC's approximately 1.4 million Georgia customers had switched to or had been assigned to certificated marketers. As a result, AGLC sold less gas. The reduction in gas sold resulted in a net decrease of $451.3 million in the cost of gas sold to end-use customers resulting from the effect of customer migration to certificated marketers. Historically, AGLC recovered its actual gas costs, including carrying costs related to storage of gas inventories, from its customers; and

 . Chattanooga's cost of sales increased $17.2 million as a result of higher off-system sales than the prior year and as a result of higher natural gas commodity costs.

Non-utility. Non-utility cost of sales increased to $9.3 million for fiscal 2000 from $8.0 million for fiscal 1999. The increase of $1.3 million was primarily due to an increase in the cost of propane as compared to fiscal 1999.

Operating Margin

Operating margin for fiscal 2000 decreased to $495.5 million from $526.0 million for fiscal 1999, a decrease of 5.8%.

Utility. The utility's operating margin decreased to $469.3 million for fiscal 2000 from $504.6 million for fiscal 1999, which was the result of the factors noted above. The operating margin as a percentage of operating revenues increased to 82.1% from 48.5%. This increase was primarily due to the net change in gas sales and cost of sales resulting from deregulation.

Non-utility. Non-utility operating margin increased to $26.2 million for fiscal 2000 from $21.4 million for fiscal 1999, an increase of 22.4%. The increase of $4.8 million was the result of the factors noted above.

Total Other Operating Expenses

Total other operating expenses for fiscal 2000 decreased to $357.7 million from $371.4 million for fiscal 1999, a decrease of 3.7%.

Total Other Operating Margin Analysis
(Dollars in Millions)
                          September 30,                   Favorable/
                                   2000    1999         (Unfavorable)
Total Other
Operating Expenses
 Utility                         $323.9  $349.0        $ 25.1     7.2%
 Non-utility                       33.8    22.4         (11.4)  (50.9)
 Total                           $357.7  $371.4        $ 13.7     3.7%

Utility. Utility total other operating expenses for fiscal 2000 decreased $25.1 million as compared with fiscal 1999 due to the reduction in staffing levels of approximately 500 people, the implementation of cost controls, work management process improvements and other operational excellence initiatives. The decrease was primarily reflected in the following areas:

 . A decrease of $16.2 million in customer service expense related to billing, bill inquiry, payment processing and collection services resulting from the migration of customers to certificated marketers; and

 . A decrease of $13.8 million related to maintenance and benefit expenses as a result of reduced staffing levels as discussed above.

Non-utility. Non-utility total other operating expenses for fiscal 2000 increased $11.4 million as compared with fiscal 1999 primarily due to certain one-time charges related to corporate reorganization, one-time charges related to marketer billing issues, and an increase in Utilipro's operating expenses caused by increased demand for its services. As a result of slower than expected implementation of gas and electric utility deregulation throughout North America, Utilipro's growth opportunities have been less than originally anticipated. As a result, management continues to review Utilipro's business model in an effort to maximize long-term shareholder value.

Corporate Reorganization

AGL Resources undertook an operational excellence project during fiscal 2000. The goal was to improve productivity and profitability through internal operational activity reassessment supported with external benchmarks. The project concluded prior to September 30, 2000, and resulted in AGL Resources reorganizing various functions and identifying specific positions to be eliminated. A one-time pre-tax charge of $6.3 million was recorded in the fourth quarter in fiscal 2000.

Other Income (Loss)

Other income totaled $15.1 million for fiscal 2000, compared with other losses of $17.6 million for fiscal 1999. The increase in other income of $32.7 million was primarily due to the following factors:

 . AGL Resources' portion of SouthStar's income increased to $6.3 million from a loss of $14.2 million, an increase of $20.5 million. The improved performance by SouthStar was primarily due to an increase in customers served and lower marketing expenses, compared to the same period last year; and

 . During fiscal 1999, AGL Resources recorded pre-tax losses related to the operations of Sonat Marketing Company L.P. ("Sonat Marketing") totaling approximately $8.4 million. AGL Resources sold its interest in Sonat Marketing during the fourth quarter of fiscal 1999.

Gain on Sales of Joint Venture Interests

During the fourth quarter of fiscal 1999, a pre-tax gain of $35.6 million was recorded in connection with the sales of AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing L.P. ("Sonat Power Marketing"). The interests in Sonat Marketing and Sonat Power Marketing were sold for $40.0 million and $25.0 million, respectively.

Gain on Propane transaction

During the fourth quarter of fiscal 2000, a pre-tax gain of $13.1 million was recorded in connection with a series of transactions involving AGL Resources' propane operations.

Interest Expense

Interest expense decreased to $51.6 million for fiscal 2000 from $53.0 million for fiscal 1999. The decrease of $1.4 million was primarily due to the following:

 . A decrease of $3.0 million resulting from decreased amounts of long-term debt outstanding during the period;

 . A decrease of $1.3 million resulting from decreased amounts of customer deposits;

 . A decrease of $1.3 million resulting from increased Allowance for Funds Used During Construction ("AFUDC") due to increased construction of plant for the Pipeline Replacement Program; and

 . An increase of $4.2 million due to more short-term debt outstanding primarily as a result of the stock repurchases.
Income Taxes

Income taxes decreased to $37.2 million for fiscal 2000 from $39.1 million for fiscal 1999. The effective tax rate (income tax expense expressed as a percentage of pre-tax income) for fiscal 2000 was 34.4% as compared to 34.5% for fiscal 1999.

Net Income, Earnings per Common Share,
and Dividends per Common Share:
                                     Basic Earnings  Diluted Earnings   Dividends
                                         per Common        per Common  per Common
     Fiscal Year        Net Income            Share             Share       Share

     2000            $71.1 million            $1.29             $1.29       $1.08
     1999            $74.4 million            $1.30             $1.29       $1.08

Net Income and Earnings per Common Share

Net income for fiscal 2000 was $71.1 million compared with $74.4 million in fiscal 1999, a decrease of 4.4%. The decrease is primarily due to the following factors:

 . Loss of ancillary services and transition revenues;

 . Decrease in late payment fees; partially offset by

 . Increased other income from operations resulting from AGL Resources' interest in SouthStar.

These decreases were partially offset by the gains recognized on the sales of the joint venture interests in Sonat Marketing and Sonat Power Marketing in fiscal 1999, and by the gain recognized on the propane transaction in fiscal 2000.

     Basic earnings per common share in fiscal 2000 were $1.29 compared with $1.30 in fiscal 1999. The basic weighted average number of common shares outstanding decreased to 55.2 million from 57.4 million. Diluted earnings per common share in fiscal 2000 and fiscal 1999 were $1.29. The diluted weighted average number of common shares and common share equivalents outstanding decreased to 55.2 million from 57.4 million.

Core Earnings

For fiscal 2000, core earnings (net income excluding one-time items), excludes the gain on the propane transaction, charges associated with the corporate reorganization, and charges related to marketer billing issues, and were $68.6 million or $1.24 per share. For fiscal 1999, core earnings, which exclude the gain on the sale of AGL Resources' interests in Sonat Marketing and Sonat Power Marketing, were $52.1 million or $0.91 per share. The increase in core earnings of $16.5 million resulted from a $20.7 million decrease in total operating expenses primarily in utility operations, a $20.5 million increase in SouthStar's income, an increase in other income of approximately $8.4 million from Sonat Marketing operating losses during fiscal 1999, partially offset by a $28.4 million operating margin decrease resulting from customer migration to certified marketers.


Fiscal 1999 Compared with Fiscal 1998

Operating Margin Analysis
(Dollars in Millions)
                         September 30,                    Favorable/
                                  1999      1998        (Unfavorable)
Operating Revenues
     Utility                  $1,041.3  $1,276.3       $(235.0)  (18.4%)
     Non-utility                  29.4      63.8         (34.4)  (53.9)
     Total                    $1,070.7  $1,340.1       $(269.4)  (20.1%)
Cost of Sales
     Utility                  $  536.7  $  747.6       $ 210.9    28.2%
     Non-utility                   8.0      48.4          40.4    83.5
     Total                    $  544.7  $  796.0       $ 251.3    31.6%
Operating Margin
     Utility                  $  504.6  $  528.7       $ (24.1)   (4.6%)
     Non-utility                  21.4      15.4           6.0    39.0
     Total                    $  526.0  $  544.1       $ (18.1)   (3.3%)

Operating Revenues

Operating revenues for fiscal 1999 decreased to $1,070.7 million from $1,340.1 million for fiscal 1998, a decrease of 20.1%.

Utility. Utility operating revenues decreased to $1,041.3 million for fiscal 1999 from $1,276.3 million for fiscal 1998. The decrease of $235.0 million was primarily due to the following factors:

 . Beginning November 1, 1998, customers began to switch from AGLC to certificated marketers for natural gas purchases as a result of the deregulation of natural gas commodity sales in Georgia. As of September 30, 1999, approximately 1.2 million customers (approximately 82% of AGLC's total customers) had switched to a certificated marketer and, as a result, AGLC sold less gas. The remaining customers switched during the first quarter of fiscal 2000. The reduction in gas sold resulted in a decrease of $210.9 million in the utility's sales service revenues and a comparable decrease in the utility's gas costs. (See Utility section under Cost of Sales for a breakdown of the key components of this amount.);

 . A decrease of $38.6 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. (See Overview of the Transition in Georgia from a Regulated to a Competitive Business Environment section under Nature of Our Business.); and

 . A decrease of $6.4 million in revenue associated with AGLC's Integrated Resource Plan ("IRP"), which was phased out during fiscal 1998. Previously, AGLC passed IRP expenses incurred through to its customers, which were reflected in revenue on a dollar-for-dollar basis, and were included in operating expenses. Therefore, the phase out of IRP had no effect on net income.

These decreases were partially offset by:

 . An increase in AGLC's late payment fee revenue from end-use customers of $13.5 million. The increase was primarily due to the late payment fee structure that became effective July 1, 1998, as part of the transition to competition; and

 . AGLC recovered carrying costs related to storage gas inventories of $6.6 million in fiscal 1999 from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenue. During fiscal 1998, the recovered carrying costs from AGLC's customers of $5.4 million were recorded as other income. (See
Note 2. Impact of Deregulation.)

Non-utility. Non-utility operating revenues decreased to $29.4 million for fiscal 1999 from $63.8 million for fiscal 1998. The decrease of $34.4 million was primarily due to the following factors:

 . A decrease in revenues of $38.0 million primarily attributable to a change from consolidation of a wholly owned subsidiary to the equity method for AGL Resources' joint venture interest in SouthStar. Prior to the formation of the SouthStar joint venture in July 1998, AGL Resources was engaged in a similar business through a wholly owned subsidiary. Upon the formation of SouthStar, the customers and operations of the former wholly owned subsidiary became the customers and operations of SouthStar. Prior to July 1998, the results of operations of the former wholly owned subsidiary were reported on a consolidated basis. In contrast, the results attributable to AGL Resources' joint venture interest in SouthStar were accounted for using the equity method during fiscal 1999. AGL Resources' portion of SouthStar's results of operations is included in Other Income (Loss) on the Statements of Consolidated Income for the year ended September 30, 1999; and

 . A decrease in propane operating revenue of $3.4 million due to lower sales attributable to warmer than normal weather during the winter months.

The decrease in non-utility operating revenues was partially offset by increased revenues from Utilipro, resulting from the rapid customer growth experienced by Georgia's certificated marketers during fiscal 1999. Utilipro's revenues increased to $9.7 million in fiscal 1999 from $0.7 million in fiscal 1998.

Cost of Sales

Cost of sales for fiscal 1999 decreased to $544.7 million from $796.0 million for fiscal 1998, a decrease of 31.6%.

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

Non-utility. Non-utility cost of sales decreased to $8.0 million for fiscal 1999 from $48.4 million for fiscal 1998. The decrease of $40.4 million was primarily due to the following factors:

 . A decrease of $36.6 million attributable to the change in accounting from consolidation of a wholly owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.); and

 . A decrease in cost of propane of $3.3 million due to lower sales attributable to warmer than normal weather during the winter months.

Operating Margin

Operating margin for fiscal 1999 decreased to $526.0 million from $544.1 million for fiscal 1998, a decrease of 3.3%.

Utility. The utility's operating margin decreased to $504.6 million for fiscal 1999 from $528.7 million for fiscal 1998. The decrease of $24.1 million was primarily due to the following factors, as also discussed above in the Utility section under Operating Revenues:

 . A decrease of $38.6 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues. Transition revenues decreased $15.8 million due to customer migration to certificated marketers. The remaining decrease of $22.8 million was primarily due to the timing of the implementation of the new SFV rate structure for AGLC delivery service that became effective during the fourth quarter of fiscal 1998. (See Overview of the Transition in Georgia from a Regulated to a Competitive Business Environment section under Nature of Our Business.); and

 . A decrease of $6.4 million in revenue associated with AGLC's IRP that was phased out during fiscal 1998. Previously, AGLC passed IRP expenses incurred through to its customers, which were reflected in revenue on a dollar-for-dollar basis, and were included in operating expenses. Therefore, the phase out of IRP had no effect on net income.

These decreases were partially offset by:

 . An increase in AGLC's late payment fee revenue from end-use customers of $13.5 million. The increase was primarily due to the late payment fee structure that became effective July 1, 1998, as part of the transition to competition; and

 . AGLC recovered carrying costs related to storage gas inventories of $6.6 million in fiscal 1999 from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenue. During fiscal 1998, the recovered carrying costs from AGLC's customers of $5.4 million were recorded as other income. (See
Note 2. Impact of Deregulation.)

Non-utility. Non-utility operating margin increased to $21.4 million for fiscal 1999 from $15.4 million for fiscal 1998, an increase of 39.0%. The increase is primarily due to increased margins for Utilipro. Utilipro had increased revenues of $9.0 million in fiscal 1999, as compared with fiscal 1998, due to the rapid customer growth experienced by Georgia's certificated marketers. Because Utilipro is a service company, its expenses are included in other operating expenses. Therefore, the increase in operating revenues, without a corresponding increase in cost of sales, resulted in the increase of operating margin for fiscal 1999, as compared with fiscal 1998. The increase was partially offset by a decrease of $1.4 million attributable to the change in accounting from consolidation of a wholly owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.)

Total Other Operating Expenses

Total other operating expenses for fiscal 1999 decreased to $371.4 million from $376.5 million for fiscal 1998, a decrease of 1.4%.

Total Other Operating Expenses Analysis
(Dollars in Millions)
                            September 30,                  Favorable/
                                     1999    1998        (Unfavorable)
Total Other
Operating Expenses
 Utility                           $349.0  $354.0          $5.0   1.4%
 Non-utility                         22.4    22.5           0.1     -
 Total                             $371.4  $376.5          $5.1   1.4%

Utility. The utility's total other operating expenses for fiscal 1999 decreased $5.0 million, as compared with fiscal 1998, primarily due to the following factors:

 . A decrease of $6.7 million associated with non-cash, nonrecurring charges in fiscal 1998, including the write-off of the IRP asset of $3.1 million, due to management's decision not to seek recovery for certain deferred expenses. Additionally, a loss of $3.6 million was reported as a result of the impairment of certain assets no longer useful, primarily due to changes in the utility's information technology systems strategy;

 . A decrease of $6.4 million in expenses associated with AGLC's IRP, which was phased out during fiscal 1998. Previously, AGLC passed IRP expenses incurred through to its customers, on a dollar-for-dollar basis, and were included in operating expenses. Therefore, the phase out of IRP had no effect on net income; and

 . A decrease of $3.1 million in taxes other than income taxes primarily due to a decrease in assessed property values.

These decreases were partially offset by:

 . An increase of $5.7 million in expenses primarily due to increased demand for customer service associated with the more rapid than expected pace of customer migration to certificated marketers;

 . An increase of $3.7 million in depreciation and amortization expenses primarily due to increased depreciable property and increased depreciation rates for AGLC as ordered by the GPSC; and

 . An increase of $2.6 million in maintenance expenses associated with AGLC's accelerated pipeline replacement program. (See AGLC Pipeline Safety section under State Regulatory Activity.)

Non-utility. Non-utility total other operating expenses for fiscal 1999 decreased $0.1 million, as compared with fiscal 1998, primarily due to the following factors:
 . Nonrecurring charges of $7.2 million in fiscal 1998 associated with the impairment of certain assets; and

 . Decreased operation expenses of $5.7 million for SouthStar due to the change in accounting from consolidation of a wholly owned subsidiary to the equity method for SouthStar as described above. (See Non-utility section under Operating Revenues.)

These decreases were partially offset by the following factors:

 . Increased operation expenses of $12.0 million for fiscal 1999, as compared to fiscal 1998, for Utilipro resulting from increased demand for services as discussed above. (See Non-utility section under Operating Margin.);

 . Increased depreciation and amortization expenses of $4.0 million in fiscal 1999 due to increases in depreciable property and depreciation rates for data processing equipment, as ordered by the GPSC; and

 . Decreased expenses of $3.7 million in fiscal 1999 resulting from a reduction in payroll expense.


Other Income (Loss)

Other losses totaled $17.6 million for fiscal 1999 compared with other income of $12.9 million for fiscal 1998. The decrease in other income of $30.5 million is primarily due to:

 . AGL Resources' portion of the operating loss for Sonat Marketing, a joint venture in which, until August 12, 1999, AGL Resources owned a 35% interest. The operating loss by Sonat Marketing was the result of a combination of weather that was significantly warmer than in the prior year and charges recorded by Sonat Marketing throughout 1999. AGL Resources recorded a pre-tax loss related to its interest in Sonat Marketing of approximately $8.4 million for fiscal 1999, a decrease of $13.0 million as compared with pre-tax income of approximately $4.6 million for fiscal 1998;

 . AGL Resources' portion of SouthStar's losses increased by $13.0 million primarily due to AGL Resources' portion of SouthStar's start-up costs of approximately $14.2 million for fiscal 1999, as compared to $1.2 million for fiscal 1998. The start-up costs were associated with establishing market share in Georgia's deregulated natural gas market; and

 . The recovery from AGLC's customers in fiscal 1998 of $5.4 million in carrying costs related to storage gas inventories. During fiscal 1999, AGLC recovered carrying costs related to storage gas inventories of $6.6 million from its customers within the parameters of the January 26, 1999 joint stipulation agreement with the GPSC and recorded these recovered carrying costs in operating revenues.

Gain on Sales of Joint Venture Interests

During the fourth quarter of fiscal 1999, a pre-tax gain of $35.6 million was recorded in connection with the sales of AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing. The interests in Sonat Marketing and Sonat Power Marketing were sold for $40.0 million and $25.0 million, respectively.


Interest Expense

Interest expense decreased $1.4 million in fiscal 1999, compared with fiscal 1998, primarily due to decreased amounts of outstanding debt and decreased interest on customer deposits of $0.6 million as a result of customer migration to certificated marketers.

Dividends on Preferred Stock of Subsidiary

Dividends on preferred stock of subsidiary decreased $0.6 million in fiscal 1999 compared with fiscal 1998. The decrease was due to the redemption on December 1, 1997, of all of AGLC's 7.70% Series depository preferred stock.

Income Taxes

Income taxes increased to $39.1 million for fiscal 1999 from $38.8 million for fiscal 1998. The effective tax rate (income tax expense expressed as a percentage of pre-tax income) for fiscal 1999 was 34.5%, as compared to 32.5% for fiscal 1998. The fiscal 1999 increases in income taxes and effective tax rate were due primarily to the contribution of certain assets to a private charitable foundation in fiscal 1998. This contribution resulted in a lower effective tax rate for fiscal 1998. (See Note 3. Income Taxes.)

Net Income, Earnings per Common Share,
and Dividends per Common Share:
                                     Basic Earnings  Diluted Earnings   Dividends
                                         per Common        per Common  per Common
     Fiscal Year        Net Income            Share             Share       Share
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

 . Loss of ancillary services and transition revenues without a corresponding reduction in operating costs;

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

Core Earnings

For fiscal 1999, core earnings (net income excluding one-time items), which exclude the gain on the sale of AGL Resources' interests in Sonat Marketing and Sonat Power Marketing, were $52.1 million or $0.91 per share. For fiscal 1998, core earnings, which exclude a write-down related to impaired assets, were $89.1 million or $1.56 per share. The decrease is attributable to the following factors:

 . Operating margin decreased $18.7 million primarily due to customer migration to certificated marketers partially offset by late payment fee revenue and carrying cost revenue;

 . Total operating expense increased $8.2 million primarily as a result of increased customer service expenses related to deregulation and increased depreciation and amortization on depreciable property; and

 . AGL Resources' income from SouthStar decreased $13.0 million, as a result of start-up costs related to establishing SouthStar's market share in Georgia's deregulated gas market.


Financial Condition

Transition to Competition

The regulated rate structure under which AGLC unbundled its gas sales and delivery service assumed that AGLC's costs associated with providing customer service decreased each time a customer switched to a certificated marketer for gas sales service, and such costs would be eliminated at the time the switch was made. In fact, a significant portion of the costs associated with customer service activities ("ancillary services"), including billing, bill inquiry, payment processing and collection services, could not be eliminated for a period of up to several months, during which AGLC continued to incur these expenses. The accelerated pace of customer migration to certificated marketers also required AGLC to incur additional customer service expenses, not originally provided for in regulated rates, in order to maintain a high level of customer service during the transition to competition. During fiscal 2000, AGLC aggressively pursued the elimination of these expenses by implementing various cost reduction and operational excellence initiatives.

     The Deregulation Act authorizes an electing distribution company, like AGLC, to recover prudently incurred costs that are found by the GPSC to be "stranded" as a result of the transition to competition, and necessary to provide a reasonable return on common stockholders' equity. On June 25, 1999, AGLC filed a request with the GPSC for an accounting order ("Order"), which allowed AGLC to defer transition costs that are considered by AGLC to be "stranded." The Order, which was approved on October 19, 1999, allowed AGLC to defer these costs, if such costs were incurred from October 1, 1999 to September 30, 2000, and for which recovery is necessary in order for AGLC to earn its 11.00% authorized return on common stockholders' equity. In order to be deferred, the cost must also be one that :

 . AGLC is still incurring but, as a result of deregulation, is no longer receiving revenue from the rate or rates which were set based on that cost;

 . Is prudently incurred; and

 . Cannot be mitigated.


During fiscal 2000, AGLC deferred approximately $10 million of transition to competition costs, and a corresponding accumulated deferred income tax liability of $1.6 million. Of the total transition to competition costs, AGLC amortized $2 million in fiscal 2000, leaving a net balance of $6.4 million at September 30, 2000.

Seasonality of Business

Historically, the utility business has been seasonal in nature, resulting in a substantial increase in accounts receivable due to higher billings during colder weather. As a result of deregulation and the implementation of SFV rates, the seasonality of both expenses and revenues related to AGLC's Georgia operations has been eliminated. However, the operations of SouthStar, Chattanooga, and VNG are seasonal, and those entities will likely experience greater profitability in the winter months than in the summer months. (See Note 2. Impact of Deregulation.)

Concentration of Credit Risk

AGLC has concentration of credit risk related to the provision of services to certificated marketers. At September 30, 1998, AGLC billed approximately 1.4 million end-use customers in Georgia for its services. In contrast, at September 30, 2000, AGLC billed 12 certificated and active marketers in Georgia for services, who, in turn, billed end-use customers.

     Several factors are designed to mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a certificated marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include:

 . Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the marketer's estimated maximum monthly bill and in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor; and

 . Intrastate delivery service is billed in advance rather than in arrears.

For fiscal 2000, the three largest certificated marketers based on customer count, one of which was SouthStar, accounted for approximately 69% of AGL Resources' operating revenues.

     AGLC also faces potential credit risk in connection with assignments to certificated marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the certificated marketers, in the event that the certificated marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the certificated marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

     On October 26, 1999, Peachtree Natural Gas, LLC ("Peachtree"), the then fifth largest certificated marketer in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14 million for pre-petition delivery service and other services and charges. This amount represented approximately 42% of AGL Resources' total gas receivables at September 30, 2000. AGLC holds $11 million of surety bonds as security for Peachtree's obligations. The amount owed to AGLC does not include amounts owed by Peachtree to interstate pipelines for assigned capacity. Based upon proofs of claim filed by interstate pipelines in Peachtree's bankruptcy proceeding, as of the date of Peachtree's filing, Peachtree owed interstate pipelines approximately $2.5 million for assigned capacity. In December 1999, Shell Energy Services Company, L.L.C., began serving the firm customers formerly served by Peachtree. AGLC has been paid in full for all post-petition delivery and other services provided by AGLC to Peachtree. Peachtree has filed a declaratory judgment action against AGLC to determine who has right, title and interest in and to approximately $6.2 million, constituting the proceeds of the sale of certain natural gas inventory.

     During fiscal 2000, two other marketers filed for protection under Chapter 11 of the United States Bankruptcy Code.

     In management's opinion, these three marketer bankruptcies will not have a material adverse effect on AGL Resources' financial condition or results of operations.

Financing Activity

Effective October 10, 2000, AGL Resources became a registered public utility holding company under PUHCA, and, as a result, AGL Resources' financing activity is subject to SEC approval.

Capital Securities

In June 1997, AGL Resources established AGL Capital Trust I ("Trust"), a Delaware business trust. The Trust issued two types of securities. Common voting securities were issued to AGL Resources. In addition, the Trust issued and sold $75.0 million principal amount of 8.17% Capital Securities to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

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

Termination of LESOP

As a result of the termination of the Leveraged Employee Stock Ownership Plan ("LESOP"), AGL Resources distributed the value of participants' LESOP account balances as of June 15, 1999. At the election of the participants, AGL Resources distributed the value of each account in one of three forms:

 . Direct rollover into the Retirement Savings Plus Plan ("RSP Plan") or into another tax-qualified retirement plan;

 . Lump sum payment in the form of a certificate for shares of AGL Resources common stock; or

 . Lump sum cash payment of $18.50 per share.


As of June 15, 1999, 868,688 LESOP shares were repurchased by AGL Resources in cash from the LESOP trustees in a non-brokered transaction at a purchase price of $18.50 per share and are held as treasury shares. An additional 236,625 shares were transferred to participants' accounts under the RSP Plan from the respective participants' accounts in the LESOP.

Common Stock

The following shares of common stock have been issued:
 . 584,284 shares in fiscal 2000;

 . 677,411 shares in fiscal 1999; and

 . 739,380 shares in fiscal 1998.

The shares of common stock were issued under ResourcesDirect, a direct stock purchase and dividend reinvestment plan; the RSP Plan; the Long-Term Stock Incentive Plan; the Long-Term Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.

     The issuances increased common stockholders' equity by the following amounts:

 . $10.3 million in fiscal 2000;

 . $11.7 million in fiscal 1999; and

 . $12.9 million in fiscal 1998.

Subsequent to June 15, 1999, shares issued under the above plans have been issued from shares held in treasury through this and the LESOP share repurchase program. During fiscal 2000, AGL Resources repurchased 3.6 million shares of common stock for a total of $62.1 million pursuant to a previously announced stock repurchase program.

Long-Term Debt

AGL Resources did not issue long-term debt during fiscal 2000 or 1999. The current portion of long-term debt as of September 30, 2000, is $20.0 million of Series A medium-term notes with an interest rate of 8.90%.


Short-Term Debt

AGL Resources historically meets its liquidity requirements through operating cash flow and the issuance of short-term debt. Short-term lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The aggregate borrowing capacity under the current lines of credit ranges up to $205 million.

     Short-term debt increased $139.7 million to $141.2 million as of September 30, 2000, up from $1.5 million as of September 30, 1999. The increase in short-term debt from September 30, 1999, was primarily due to the repayment of $50 million of AGLC's long-term debt, which matured during fiscal 2000, and the repurchase of 3.6 million shares of common stock for a total of $62.1 million. This short-term debt was refinanced with commercial paper in October 2000. Management expects to obtain long-term financing in fiscal 2001 to replace a portion of the commercial paper.

     In connection with the purchase of VNG, AGL Resources established a $900 million commercial paper program through AGL Capital Corporation. AGL Resources' commercial paper consists of short-term unsecured promissory notes with maturities ranging from overnight to 270 days. AGL Resources' commercial paper program is fully supported by bank back-up credit lines. On October 6, 2000, AGL Resources issued $660 million in commercial paper, the proceeds of which were used to finance the VNG acquisition and to refinance existing short-term debt.

     On October 6, 2000, AGL Resources Inc., and AGL Capital Corporation entered into a Credit Agreement with several lenders ("Lenders") for whom SunTrust Bank ("SunTrust") is acting as Administrative Agent. Pursuant to the Credit Agreement, the Lenders agree to make available to AGL Capital Corporation, upon demand, up to $900 million (the "Revolving Commitment"). This Credit Agreement has been entered into in support of AGL Resources' commercial paper program. The Revolving Commitment may be borrowed, repaid and reborrowed in the form of Eurodollar loans, adjustable rate loans (based on SunTrust's Prime Rate, or based on the Federal Funds Effective Rate plus 1%), letters of credit (up to $50 million), or, in certain circumstances, fixed rate loans for a defined period agreed upon by AGL Capital Corporation and the Lenders. The Revolving Commitment expires on October 5, 2001 (the "Revolving Termination Date"). Loans outstanding on the Revolving Termination Date, up to a maximum aggregate principal amount of $200 million, may be converted into Term Loans. All Term Loans will mature in one installment on the date that is one year from the Revolving Termination Date. Currently, there are no outstanding loans under the Credit Agreement.

     Management believes available credit will be sufficient to meet working capital needs both on a short-term and long-term basis. However, capital needs depend on many factors, and AGL Resources may seek additional financing through debt or equity offerings in the private or public markets at any time.

Capital Requirements

Capital expenditures for construction of distribution facilities, purchase of equipment, and other general improvements were $157.8 million during fiscal 2000, as compared to $147.3 million during fiscal 1999. The increase of $10.5 million was primarily due to capital expenditures incurred in fiscal 2000 for the automated dispatch project.

     Typically, funding for capital expenditures is provided through a combination of internal sources, the issuance of short-term and long-term debt, and the issuance of equity securities. AGL Resources' estimated aggregate capital requirement for the next three years, ending on September 30, 2003, is approximately $484.0 million, of which approximately $145.0 million is attributable to the pipeline replacement program approved by the GPSC and approximately $84.0 million is attributable to VNG.

     As of September 30, 2000, natural gas stored underground decreased $19.6 million to $27.7 million from $47.3 million, primarily due to the assignment of natural gas inventories to certificated marketers in accordance with the Deregulation Act. (See Inventory Assignment section under State Regulatory Activity.)


Ratios and Coverages
 September 30,
                                  2000   1999   1998
Weighted average cost of
 long-term debt                   7.5%   7.5%   7.5%
Weighted average cost
 of preferred stock               8.2%   8.2%   8.1%
Return on average
 common equity                   11.1%  11.3%  12.6%
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends(1)              2.61   2.72   2.77
Ratio of earnings to interest
 charges(2) and preferred
 stock dividends                 2.81   2.90   2.94
Ratio of earnings to
 interest charges(2)             3.13   3.23   3.30

(1) Fixed charges consist of interest on short-term and long-term debt, other interest, and the estimated interest components of rentals.
(2) Interest charges exclude the debt portion of allowance for funds used during construction.

     As of September 30, 2000, our capitalization ratios consisted of:

 . 45.9% long-term debt;

 . 5.8% preferred securities; and

 . 48.3% common equity.

The return on average common stockholders' equity decreased in fiscal 2000 from fiscal 1999 as a result of the decrease in net income of $3.3 million.

     The ratio of earnings to combined fixed charges and preferred stock dividends, the ratio of earnings to interest charges and preferred stock dividends, and the ratio of earnings to fixed charges decreased in fiscal 2000 compared to fiscal 1999 primarily due to lower earnings.


State Regulatory Activity

In March 2000, the GPSC approved a plan to refund approximately $35 million (including interest) to retail end-use customers of certificated marketers, pursuant to the joint stipulation agreement. The refund had no effect on AGLC's earnings, as it was accrued for as Gas Cost Credits as of September 30, 1999, and was disbursed to customers by retail marketers during April and May 2000.

     The GPSC also approved the disbursement of funds from the USF totaling $1.3 million to AGLC during the year ended September 30, 2000, for system expansion projects in AGLC's distribution system.

     The GPSC also approved a $40 million disbursement from the USF to residential customers, which will occur in February and March 2001. These disbursements will have no effect on AGLC's earnings.

     In addition, the GPSC approved the extension of AGLC's pipeline contract with Southern Natural Gas Company ("Southern") in April 2000. The extension settles Southern's general rate case filing dated September 1, 1999. While the three-year extension has no effect on the earnings of AGLC, the new contract will reduce pipeline charges to marketers who may, in turn, pass the savings on to their end-use customers.

     In addition to approving AGL Resources' acquisition of VNG on July 28, 2000, the VSCC issued an order on September 25, 2000, approving transactions between VNG and other subsidiaries of AGL Resources. The September order permits the use of a services company to provide VNG with shared support services including legal, regulatory, finance, accounting, engineering, gas control, and capacity planning services. Recovery of the costs associated with such services will continue to be subject to the rate and regulatory authority of the VSCC.

AGLC Pipeline Safety On January 8, 1998, the GPSC issued procedures and set a schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that details a 10-year pipeline replacement program for approximately 2,300 miles of cast iron and bare steel pipe. Over that 10-year period, AGLC will recover from end-use customers, through billings to certificated marketers, the costs related to the program net of any cost savings from the program.

     During fiscal 2000, approximately 248 miles of pipe were replaced pursuant to the program. During that period, AGLC's capital expenditures and operation and maintenance expenses related to the program were approximately $49.2 million and $8.4 million, respectively. All such amounts will be recovered through a combination of SFV rates and a pipeline safety revenue rider. On October 1, 1999, AGLC began recovering costs of the program through the pipeline safety revenue rider. The amount recovered during fiscal 2000 was approximately $2.0 million.

Weather Normalization The weather normalization adjustment rider ("WNAR"), authorized by the TRA to offset the impact of unusually cold or warm weather on customer billings and operating margin, remains in effect for Chattanooga. The WNAR in effect for AGLC was discontinued when the SFV rate structure became effective on June 30, 1998, since the annual revenues collected through SFV rates do not vary with changes in the weather. (See Note 1. Significant Accounting Policies.)

Inventory Assignment Pursuant to the Deregulation Act, certificated marketers, including AGLC's marketing affiliate, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process is the allocation of certain pipeline services that AGLC has under contract, including interstate pipeline transportation and gas storage.

In particular, AGLC has allocated the majority of its pipeline storage services that it has under contract to the certificated marketers, along with a corresponding amount of inventory based on the respective market share of the certificated marketers. Following the rules of AGLC's tariff, the sale price was the weighted average cost of the storage inventory at the time of sale. AGLC changed its inventory costing method for its gas inventories from first-in, first-out to weighted average effective October 1, 1998. The weighted average cost-flow assumption provides for a more equitable pricing method for the sale of gas inventories to certificated marketers.

     As of September 30, 2000, AGLC had $19.7 million in gas storage. This amount represents AGLC's retained storage, which represents the underground storage capacity retained by AGLC to balance temporary differences between certificated marketers' expected and actual demand.

Regulatory Accounting AGL Resources has recorded regulatory assets and liabilities in its Consolidated Balance Sheets, in accordance with Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation."

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

     Georgia has enacted legislation that allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates that AGLC, as the local gas distribution company, charges to transport natural gas through its intrastate pipe system will continue to be regulated by the GPSC. Therefore, the continued application of SFAS 71 is appropriate for regulatory assets and liabilities related to AGLC's delivery services.

Gas Supply Contracts

In connection with and following AGLC's exit from the natural gas sales service function, AGLC terminated three long-term gas supply contracts, and certain of these contracts required the payment of an aggregate of $2.5 million of reservation charges. AGLC was permitted to utilize the Gas Cost Credits balance to pay these reservation charges. (See Note 10. Commitments and Contingencies.)


Federal Regulatory Activity

Effective October 10, 2000, AGL Resources became a registered public utility holding company under PUHCA and is subject to regulation by the SEC.

FERC Order 637: Transition Costs Settlement Agreements The Federal Energy Regulatory Commission ("FERC") issued Order No. 637 on February 9, 2000, which revises the FERC's rules governing the operations of the utility's interstate pipeline suppliers. Among other things, the FERC:

 . On an experimental basis through September 30, 2002, permitted holders of firm pipeline capacity to release the capacity to other customers at a price greater than the pipeline's maximum rate for the same capacity;

 . Authorized pipelines to propose different rates for services rendered during periods of peak usage, and to propose rates that would differ based on the length of a customer's contract; and

 . Declined, for the present time, to permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

On May 19, 2000, the FERC issued order No. 637-A, granting and denying rehearing in part of order No. 637, and making clarifying adjustments to its final rule. Among other things, the FERC clarified that all capacity release transactions of more than one month must be subject to posting and bidding as long as waiver of the maximum rate ceiling is in effect, thereby eliminating the exemption from posting and bidding that previously applied to certain transactions, including rollovers of monthly prearranged capacity release transactions set at the maximum tariff rate. AGL Resources cannot predict how these revisions may affect its utility operations.

     The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the pipeline suppliers' transportation and gas supply services. Based on its pipeline suppliers' filings with the FERC, the utility has determined that the total portion of its transition costs from all of its pipeline suppliers was $108.1 million. As of September 30, 2000, all of those costs had been incurred and were being recovered from the utility's customers under rates charged for the distribution of gas.

     During fiscal 2000, the utility paid $89.9 million in transition costs to Southern pursuant to a restructuring settlement that resolves all transition cost issues for Southern.

     On March 10, 2000, Southern filed a settlement to resolve all issues arising out of its September 1, 1999 general rate case filing. Among other matters, the settlement provides for the termination of Southern's interstate pipeline affiliate, South Georgia Natural Gas Company ("South Georgia"), as a separate entity, with Southern absorbing South Georgia's facilities and operations. The settlement rates represent a decrease of approximately $6 million per year under the utility's existing contracts for firm interstate pipeline capacity. In return for the rate reduction, firm contract holders were required to extend their existing contracts by three years. The utility filed comments requesting that the FERC approve the settlement and the approval was granted on May 31, 2000.

     AGLC is involved in three Transcontinental Gas Pipe Line Corporation rate cases, which concern rates in effect since September 1, 1995, as well as proposed changes to take effect prospectively. These rate proceedings are at various stages of litigation before the FERC, and none of these proceedings are final. At the present time, AGLC cannot predict the effect of these proceedings on rates or operations.


Environmental Matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as manufactured gas plants ("MGP"), which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

     AGLC has been associated with nine MGP sites in Georgia and three in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.

     For each of the MGP sites, AGLC has estimated, where possible, its share of the likely costs of investigation and cleanup. AGLC currently estimates that its total future cost of investigating and cleaning up its MGP sites is between $111.7 million and $171.8 million. This estimate does not include other potential expenses, such as unasserted property damage or personal injury claims, legal expenses or other costs for which AGLC may be held liable, but with respect to which the amount can not be reasonably forecast. Within that range, AGLC cannot identify any single number as a "better" estimate of its likely future costs, because its actual future investigation and cleanup costs will be affected by a number of contingencies that cannot be quantified at this time. Consequently, as of September 30, 2000, AGLC has recorded the lower end of the range, or $111.7 million, as a liability.

     AGLC has entered into a contract with ThermoRetec Consulting Corporation ("ThermoRetec") for management of the investigation and cleanup of AGLC's MGP sites. Under this contract, AGLC's former MGP sites are classified into two categories. Where AGLC is not the primary responsible party, ThermoRetec will provide management oversight and coordination between AGLC and other responsible parties. At all other sites,

ThermoRetec will provide all services that will eventually result in cleanup and regulatory finality for those MGP sites within specified deadlines. With respect to these latter sites, the agreement between AGLC and ThermoRetec establishes a performance-based fee arrangement, under which a portion of ThermoRetec's compensation is tied to the relationship between certain specified components of the cleanup costs and specified benchmarks for those cost components. Management does not believe the outsourcing of the management will have a material effect on the total future cost of investigating and cleaning up the MGP sites.

     As of September 30, 1999, AGLC had recorded a liability of $102.4 million. During fiscal 2000, the liability increased $9.3 million due to revised estimates of future costs, which resulted in a corresponding increase in the unrecovered environmental response cost asset.

     AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an environmental response cost recovery rider. It allows the recovery of costs of investigation, testing, cleanup, and litigation. Because of that rider, AGLC has recorded a regulatory asset for actual and projected future costs related to investigation and cleanup, to be recovered from the rate payers in future years. During fiscal 2000, AGLC recovered $4.3 million through its environmental response cost recovery rider.

     The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. AGLC has been actively pursuing those recoveries. There were no material recoveries during fiscal 2000.


Accounting Developments

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources adopted SFAS 133 on October 1, 2000. The impact of the adoption of SFAS 133 on AGL Resources' consolidated financial statements at October 1, 2000 was immaterial, but could increase the volatility of earnings in future periods.

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

 . GPSC-approved rates in AGLC's tariff;

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

     SouthStar competes with other energy marketers, including certificated marketers in Georgia, to provide natural gas and related services to customers in Georgia and the Southeast. SouthStar began marketing natural gas to all customers in Georgia during the first quarter of fiscal 1999. Marketing efforts during the transition to competition in Georgia consisted of advertising and promotional campaigns. As of October 1, 2000, SouthStar had the largest market share among approximately 12 certificated and active marketers in Georgia.

     Utilipro competes with other customer care service providers throughout the United States. Utilipro anticipates that the number of competitors will increase as energy markets in the United States become deregulated.

Qualitative and Quantitative Disclosures about Market Risk

All financial instruments and positions held by AGL Resources described below are held for purposes other than trading.

     AGL Resources' exposure to market risk related to changes in interest rates relates primarily to its borrowing activities. A hypothetical 10% increase or decrease in interest rates related to AGL Resources' variable rate debt ($141.2 million outstanding as of September 30, 2000) would not have a material effect on results of operations or financial condition over the next 12 months. The fair value of AGL Resources' long-term debt and capital securities also are affected by changes in interest rates. A hypothetical 10% increase or decrease in interest rates would not have a material effect on the estimated fair value of AGL Resources' long-term debt or capital securities. Additionally, the fair value of outstanding long-term debt and capital securities has not materially changed since September 30, 1999. During fiscal 2000, AGL Resources repaid $50.0 million of long-term debt. The following table presents the sensitivity of the fair value of AGL Resources' long-term debt and capital securities to a hypothetical 10% decrease in interest rates as of September 30:

                                      Estimated    Hypothetical
                            Carrying     Fair      Increase in
(In Millions)                Value    Value (a)   Fair Value (b)

2000
Long-term debt including
 current portion              $610.0     $577.2           $34.5
Capital Securities            $ 74.3     $ 65.6           $ 7.0

1999
Long-term debt including
 current portion              $660.0     $640.8           $36.7
Capital Securities            $ 74.3     $ 70.0           $ 7.4

(a) Based on quoted market prices for these or similar issues.
(b) Calculated based on the change in discounted cash flow, assuming a 10% decrease in interest rates, as of September 30, 2000 and 1999.

AGL Resources
Consolidated Balance Sheets - Assets


In Millions                                                                  For the years ended
                                                                                 September 30,
                                                                              2000           1999
Current Assets
Cash and cash equivalents                                                 $    2.0       $   32.9
Receivables
Gas (less allowance for uncollectible accounts of $3.1 in 2000 and            29.9           36.0
 $2.4 in 1999)
Other (less allowance for uncollectible accounts of $5.2 in 2000              13.4            9.8
 and $1.9 in 1999)
Unbilled revenues                                                              1.7            6.0
Refundable income taxes                                                        8.1              -
Inventories
Natural gas stored underground                                                27.7           47.3
Liquefied natural gas                                                          2.1            6.7
Materials and supplies                                                         6.2            9.3
Other                                                                          1.2            3.6
Other current assets                                                           7.4            7.0
                                                                    -----------------------------
Total current assets                                                          99.7          158.6
                                                                    -----------------------------
Property, Plant, and Equipment
Utility plant                                                              2,371.5        2,274.3
Less accumulated depreciation                                                791.8          757.1
                                                                    -----------------------------
Utility plant - net                                                        1,579.7        1,517.2
                                                                    -----------------------------
Non-utility property                                                          88.2          116.7
Less accumulated depreciation                                                 30.4           35.0
                                                                    -----------------------------
Non-utility property - net                                                    57.8           81.7
                                                                    -----------------------------
Total property, plant, and equipment - net                                 1,637.5        1,598.9
                                                                    -----------------------------
Deferred Debits and Other Assets
Unrecovered environmental response costs                                     164.6          150.2
Investments in joint ventures                                                 78.8           28.2
Unrecovered postretirement benefits costs                                      7.9            8.5
Other                                                                         31.4           26.0
                                                                    -----------------------------
Total deferred debits and other assets                                       282.7          212.9
                                                                    -----------------------------
Total Assets                                                              $2,019.9       $1,970.4
                                                                    -----------------------------

See Notes to Consolidated Financial Statements.

AGL Resources
Consolidated Balance Sheets - Liabilities and Capitalization


In Millions                                                                                      For the years ended
                                                                                                   September 30,
                                                                                                 2000          1999
Current Liabilities
Short-term debt                                                                              $  141.2      $    1.5
Accounts payable - trade                                                                         34.0          31.3
Interest                                                                                         21.5          26.0
Current portion of long-term debt                                                                20.0          50.0
Wages and salaries                                                                               15.3          10.5
Other accrued liabilities                                                                        20.2          33.2
Customer deposits                                                                                 1.8           7.4
Gas cost credits                                                                                    -          37.9
Other                                                                                            30.8          26.2

                                                                                      -----------------------------
Total current liabilities                                                                       284.8         224.0
                                                                                      -----------------------------
Accumulated Deferred Income Taxes                                                               249.6         211.3
                                                                                      -----------------------------
Long-Term Liabilities
Accrued environmental response costs                                                            111.7         102.4
Accrued postretirement benefits costs                                                            31.9          32.4
Accrued pension costs                                                                             6.7           5.3
Capital leases                                                                                    1.0             -
                                                                                      -----------------------------
Total long-term liabilities                                                                     151.3         140.1
                                                                                      -----------------------------
Deferred Credits
Unamortized investment tax credit                                                                23.2          24.5
Regulatory tax liability                                                                         15.5          16.4
Other                                                                                            10.3           8.3
                                                                                      -----------------------------
Total deferred credits                                                                           49.0          49.2
                                                                                      -----------------------------
Commitments and Contingencies (Notes 10 and 12)
Capitalization
Long-term debt                                                                                  590.0         610.0
Subsidiary obligated mandatorily redeemable preferred securities                                 74.3          74.3
Common stockholders' equity (See accompanying statements of consolidated common                 620.9         661.5
 stockholders' equity)
                                                                                      -----------------------------
Total capitalization                                                                          1,285.2       1,345.8
                                                                                      -----------------------------
Total Liabilities and Capitalization                                                         $2,019.9      $1,970.4

See Notes to Consolidated Financial Statements.

AGL Resources
Statements of Consolidated Income


In Millions, except per share amounts                                                For the years ended September 30,
                                                                                    2000         1999           1998
Operating Revenues                                                                 $607.4      $1,070.7       $1,340.1
Cost of Sales                                                                       111.9         544.7          796.0
                                                                           -------------------------------------------
Operating Margin                                                                    495.5         526.0          544.1
                                                                           -------------------------------------------
Other Operating Expenses
Operation and maintenance                                                           247.8         268.2          278.0
Depreciation                                                                         83.2          78.8           71.1
Taxes other than income taxes                                                        26.7          24.4           27.4
                                                                           -------------------------------------------
Total other operating expenses                                                      357.7         371.4          376.5
                                                                           -------------------------------------------
Operating Income                                                                    137.8         154.6          167.6
Other Income (Loss)                                                                  15.1         (17.6)          12.9
Gain on Sales of Joint Venture Interests                                                -          35.6              -
Gain on Propane Transaction                                                          13.1             -              -
Interest Expense and Preferred Stock Dividends
Interest expense                                                                     51.6          53.0           54.4
Dividends on preferred stock of subsidiary                                            6.1           6.1            6.7
                                                                           -------------------------------------------
Total interest expense and preferred stock dividends                                 57.7          59.1           61.1
                                                                           -------------------------------------------
Income Before Income Taxes                                                          108.3         113.5          119.4
Income Taxes                                                                         37.2          39.1           38.8
                                                                           -------------------------------------------
Net Income                                                                         $ 71.1      $   74.4       $   80.6
                                                                           ===========================================

Earnings Per Common Share (Note 1)
Basic                                                                              $ 1.29      $   1.30       $   1.41
Diluted                                                                            $ 1.29      $   1.29       $   1.41
Weighted Average Number of Common Shares Outstanding (Note 1)
Basic                                                                                55.2          57.4           57.0
Diluted                                                                              55.2          57.4           57.1

See Notes to Consolidated Financial Statements.

AGL Resources
Statements of Consolidated Common Stockholders' Equity


In Millions                                                                           For the years ended September 30,
                                                                                       2000         1999         1998
Common Stock
$5 par value; authorized 100.0 shares;  issued, 57.8 in 2000, 57.8 in 1999, and
 57.3 in 1998
Beginning of year                                                                     $289.2       $286.6       $283.1
Benefit, stock compensation, stock award forfeitures, dividend reinvestment,            (0.1)         2.6          3.5
 and stock purchase plans
                                                                                --------------------------------------
End of year                                                                            289.1        289.2        286.6
                                                                                --------------------------------------
Premium on Common Stock
Beginning of year                                                                      200.0        193.0        183.6
Benefit, stock compensation, dividend reinvestment,  and stock purchase plans              -          7.5          9.4
Gain on issuance of treasury stock                                                       0.2            -            -
Minority interest in capital contributed to subsidiary                                     -         (0.5)           -
                                                                                --------------------------------------
End of year                                                                            200.2        200.0        193.0
                                                                                --------------------------------------
Earnings Reinvested
Beginning of year                                                                      186.7        174.5        155.4
Net income                                                                              71.1         74.4         80.6
Loss on issuance of treasury stock                                                      (0.2)        (0.1)           -
Common Stock dividends ($1.08 per share in 2000, 1999, and 1998)                       (59.8)       (62.1        (61.5)
                                                                                --------------------------------------
End of year                                                                            197.8        186.7        174.5
                                                                                --------------------------------------
Shares Held in Treasury (at cost)
3.8 shares in 2000 and 0.7 shares in 1999
Beginning of year                                                                      (14.4)           -            -
Repurchase of shares                                                                   (62.1)       (16.1)           -
Issuance of treasury stock                                                              10.3          1.7            -
                                                                                --------------------------------------
End of year                                                                            (66.2)       (14.4)           -
                                                                                --------------------------------------
Total Common Stockholders' Equity                                                     $620.9       $661.5       $654.1

See Notes to Consolidated Financial Statements.

AGL Resources
Statements of Consolidated Cash Flows


In Millions                                                                           For the years ended September 30,
                                                                                        2000        1999        1998
Cash Flows from Operating Activities
Net income                                                                             $  71.1     $  74.4     $  80.6
Adjustments to reconcile net income to net cash flow from operating activities
Gain on propane transaction                                                              (13.1)          -           -
Gain on sale of joint venture interests                                                      -       (35.6)          -
Depreciation and amortization                                                             84.4        81.8        75.7
Deferred income taxes                                                                     37.1         9.0        11.3
Provision for write-down of assets                                                           -           -        13.9
Other                                                                                        -        (2.0)        2.0
Changes in certain assets and liabilities
Receivables                                                                               (1.3)       71.0       (29.6)
Inventories                                                                               29.7       103.5        13.1
Deferred purchase gas adjustment                                                          (2.7)      (11.7)       17.4
Gas cost credits                                                                         (37.9)       37.9           -
Accounts payable                                                                           2.7       (17.1)      (13.8)
Customer deposits                                                                         (5.6)      (23.1)        1.3
Environmental response costs - net                                                        (5.1)      (17.2)      (12.9)
Accrued taxes                                                                            (13.5)       21.1        (9.0)
Other - net                                                                                5.8       (25.0)       27.5
                                                                                   -----------------------------------
Net cash flow from operating activities                                                  151.6       267.0       177.5
                                                                                   -----------------------------------
Cash Flows from Financing Activities
Net payments and borrowings of short-term debt                                           139.7       (75.0)      177.5
Payments of long-term debt                                                               (50.0)          -           -
Sale of common stock, net of expenses and non-cash dividends                                 -         1.2         0.9
Redemptions of preferred securities                                                          -           -       (44.5)
Purchase of treasury shares                                                              (62.1)      (16.1)          -
Sale of treasury shares, net of non-cash dividends                                         1.6         0.3           -
Dividends paid on common stock                                                           (51.2)      (52.8)      (51.6)
                                                                                   -----------------------------------
Net cash used in financing activities                                                    (22.0)     (142.4)      (48.2)
                                                                                   -----------------------------------
Cash Flows from Investing Activities
Utility plant expenditures                                                              (145.7)     (128.7)      (96.7)
Non-utility property expenditures                                                        (12.1)      (18.6)      (22.5)
Cash received from sale of joint venture interests                                           -        65.0           -
Cash received from propane transaction                                                     9.1           -           -
Net investment in joint ventures                                                          (4.5)       (4.4)      (12.9)
Cash (provided to) received from joint ventures                                           (8.7)        1.8         3.0
Other                                                                                      1.4        (7.7)       (4.1)
                                                                                   -----------------------------------
Net cash used in investing activities                                                   (160.5)      (92.6)     (133.2)
                                                                                   -----------------------------------
Net increase (decrease) in cash and cash equivalents                                     (30.9)       32.0        (3.9)
Cash and cash equivalents at beginning of year                                            32.9         0.9         4.8
                                                                                   -----------------------------------
Cash and cash equivalents at end of year                                               $   2.0     $  32.9     $   0.9
                                                                                   ===================================
Cash paid during the year for
Interest                                                                               $  56.1     $  60.5     $  51.5
Income taxes                                                                           $  24.2     $  17.0     $  39.2

See Notes to Consolidated Financial Statements.

AGL Resources
Notes to Consolidated Financial Statements

1 Significant Accounting Policies

Nature of Our Business

AGL Resources Inc. is the registered holding company for:

 . Atlanta Gas Light Company ("AGLC"), a natural gas local distribution utility; . Chattanooga Gas Company ("Chattanooga"), a natural gas local distribution utility;
 . AGL Energy Services, Inc. ("AGLE"), a gas supply services company; and . Several non-utility subsidiaries.

AGL Resources Inc. and its subsidiaries are collectively referred to as "AGL Resources."

     AGLC conducts its primary business, the distribution of natural gas, in Georgia including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta. Chattanooga distributes natural gas in the Chattanooga and Cleveland areas of Tennessee. The Georgia Public Service Commission ("GPSC") regulates AGLC, and the Tennessee Regulatory Authority ("TRA") regulates Chattanooga. AGLE is a non-regulated company that bought and sold the natural gas that was supplied to AGLC's customers during the deregulation transition period to full competition in Georgia. Currently, AGLE buys and sells natural gas for Chattanooga's customers.

     As of September 30, 2000, AGLC and Chattanooga comprised substantially all of AGL Resources' assets, revenues, and earnings. The operations and activities of AGLC, AGLE, and Chattanooga, collectively, are referred to as the "utility." The utility's total other operating expenses include costs allocated from AGL Resources Inc.

     As of September 30, 2000, AGL Resources owned or had an interest in the following non-utility businesses:

 . SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources and subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services;

 . AGL Investments, Inc., which manages certain non-utility businesses including:

 . AGL Propane Services, Inc. ("Propane") has a 22.36% ownership interest in US
  Propane LLC ("US Propane"). US Propane owns 34% of Heritage Propane Partners ("Heritage Propane") which engages in the sale of propane and related products and services in 28 states;

 . Utilipro, Inc. ("Utilipro"), in which AGL Resources has a 91.74% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States; and

 . AGL Networks, LLC ("AGL Networks"), which will install, and lease to third-party operators, conduit and fiber optic cable. AGL Networks was incorporated on August 15, 2000 for the purpose of partnering with other telecommunication companies to serve Atlanta's rapidly growing demand for high-speed network capacity.

 . AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company
  LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility; and

 . AGL Capital Corporation, which was established to finance the acquisition of Virginia Natural Gas, Inc. ("VNG"), refinance existing short-term debt and provide working capital to AGL Resources and its subsidiaries through a commercial paper program and other debt facilities.

Virginia Natural Gas

Effective October 1, 2000, AGL Resources acquired all of the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. The purchase price of approximately $533 million, paid in cash, included approximately $4.8 million in working capital. The Virginia State Corporation Commission ("VSCC") regulates VNG.

     The acquisition was accounted for as a purchase for financial accounting purposes and as a result VNG's operations will be consolidated with AGL Resources beginning October 1, 2000. The excess purchase price over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which will be amortized over 40 years.

     With the addition of VNG's customer base of approximately 230,000, AGL Resources is now the second largest natural gas-only distributor in the United States, serving nearly 1.8 million customers. VNG is headquartered in Norfolk, Virginia, and serves customers in the Hampton Roads region of southeastern Virginia.

Propane Operations

On February 15, 2000, AGL Resources entered into a definitive agreement to combine its propane operations with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company, and TECO Energy, Inc. The joint venture, which is called US Propane, subsequently combined US Propane's operations with Heritage Propane. The transactions were closed on August 10, 2000. Through these transactions, US Propane acquired ownership of the general partner, as well as certain limited partner units, of Heritage Propane, a master limited partnership that distributes propane to over 480,000 customers in 28 states. As a result of these transactions, AGL Resources recognized a pre-tax and after-tax gain of $13.1 million and $10.7 million, respectively.

Regulation of the Utility Business

The GPSC and the TRA regulate the utility business with respect to rates, maintenance of accounting records, and various other matters. Generally, the same accounting policies and practices utilized by non-utility companies are utilized by the utility for financial reporting under accounting principles generally accepted in the United States of America. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by non-regulated companies to determine the rates charged to the utility's customers. Additionally, following the consummation of the VNG acquisition, AGL Resources registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). (See Note 4. Regulatory Assets and Liabilities.)

Consolidation Policy

AGL Resources utilizes two different accounting methods to report its investments in its subsidiaries and other companies: consolidation and the equity method.

Consolidation - AGL Resources utilizes the consolidation method of accounting when it owns a majority of the voting stock of the subsidiary or if it can otherwise exercise control over the entity. This means that the accounts of AGL Resources are combined with the subsidiaries' accounts. Additionally, intercompany balances and transactions are eliminated when the accounts are consolidated. AGL Resources' consolidated financial statements include the accounts of the following subsidiaries:

 . AGLC;
 . Chattanooga;
 . AGLE; and
 . AGL Investments, Inc. and its subsidiaries.

Utilipro's assets, liabilities, and earnings are included in the consolidated financial statements. The outside investors' ownership interest is recorded as minority interest. As of September 30, 2000 and 1999, the minority interest was immaterial.

The Equity Method - The equity method is utilized to account for and report corporate joint ventures where AGL Resources holds a 20% to 50% voting interest, unless control can be exercised over the entity. Under the equity method, AGL Resources' ownership interest in the entity is reported as an investment within its Consolidated Balance Sheets. Additionally, AGL Resources' percentage ownership in the joint venture's earnings or losses is reported in its Statements of Consolidated Income under "Other Income."

     AGL Resources utilizes the equity method to account for and report its investments in the following:

 . US Propane;
 . Etowah; and
 . SouthStar.

Revenues

Utility revenues are recorded in AGL Resources' Statements of Consolidated Income when services are provided to customers. Revenues from the utility business are based on rates approved by the GPSC and the TRA. Those revenues include estimated amounts for gas delivered, but not yet billed, for Chattanooga Gas operations.

     On July 1, 1998, AGLC began billing for delivery service under a Straight Fixed Variable ("SFV") rate structure that recovers all fixed delivery service costs evenly throughout the year consistent with the way the costs are incurred. (See Note 2. Impact of Deregulation.) AGLC bills marketers on the seventh business day of each month for all fixed charges to be incurred during the current month and such bills are due from the marketers ten days later.

     The TRA has authorized a weather normalization adjustment rider ("WNAR") for Chattanooga. This rider is designed to offset the impact of unusually cold or warm weather on customer billings and operating margin.

     Non-utility revenues are recorded in AGL Resources' Statements of Consolidated Income when services are provided to customers.

Cost of Sales

Chattanooga charges their customers for the natural gas they consume using purchased gas adjustment ("PGA") mechanisms set by the TRA. Under the PGA, Chattanooga defers (included as a current asset or liability in the Consolidated Balance Sheets and excluded from the Statements of Consolidated Income) the difference between the utility's actual cost of gas and what it collected from customers in a given period. Then, Chattanooga either bills or refunds to its customers the deferred amount.

     Effective October 6, 1998, AGLC discontinued the use of its PGA mechanism in accordance with Georgia's deregulation plan. During fiscal 1999, AGLC signed a joint stipulation agreement with the GPSC that limited the profit for the period from October 6, 1998 to September 30, 1999 related to the sale of gas to $1 million. Amounts in excess of $1 million were deferred as of September 30, 1999 as Gas Cost Credits and were refunded to customers during the first half of fiscal 2000. (See Note 2. Impact of Deregulation.)

Corporate Reorganization

AGL Resources undertook an operational excellence project during fiscal 2000. The goal was to improve productivity and profitability through internal operational activity reassessment supported with external benchmarks. The project concluded prior to September 30, 2000, and resulted in AGL Resources reorganizing various functions and identifying specific positions to be eliminated. A one-time pre-tax charge of $6.3 million was recorded in the fourth quarter in fiscal 2000.

Risk Management

AGLC's Gas Supply Plan included limited use of gas put and/or call agreements as part of its gas supply trading activities. During the first quarter of fiscal 1999, the Company also participated in fixed price option agreements. As part of the joint stipulation agreement, AGLC discontinued such agreements. The costs associated with the fiscal 1999 fixed price option agreements reduced overall gas costs and were recovered from AGLC's customers in conjunction with the joint stipulation agreement.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources adopted SFAS 133 on October 1, 2000. The impact of the adoption of SFAS 133 on AGL Resources' consolidated financial statements at October 1, 2000 was immaterial, but could increase the volatility of earnings in future periods.

     AGL Resources enters into various gas put and/or call agreements as part of its trading activities, which primarily focus on: (1) managing AGL Resources' overall gas cost, (2) generating premium income on options, and (3) ensuring adequate gas reserves. The contract terms normally last one calendar month and are designed to protect AGL Resources against the adverse effects that daily gas index fluctuations may have on gas purchases.

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

Evaluation of Assets for Impairment

SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. In accordance with SFAS 121, AGL Resources has evaluated its long-lived assets for financial impairment. As of September 30, 2000, AGL Resources believes that no asset impairments exist.

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

Retired or otherwise disposed of utility plant is charged to accumulated depreciation.

Depreciation Expense - The depreciation for the utility is computed by applying composite, straight-line rates (approved by the GPSC and TRA) to the investment of depreciable utility property. The composite straight-line depreciation rate was approximately 3.1%, 3.1%, and 3.0% for depreciable utility property excluding transportation equipment during fiscal 2000, 1999, and 1998, respectively. Transportation equipment is depreciated on a straight-line basis over a period of five to ten years.

Allowance for Funds Used During Construction ("AFUDC") - Construction projects in Georgia and Tennessee are financed with borrowed funds and equity funds. The GPSC and the TRA allow AGLC and Chattanooga, respectively, to record the cost of those funds as part of the cost of construction projects on AGL Resources' Consolidated Balance Sheets and as AFUDC in the Statements of Consolidated Income. The Georgia portion of AFUDC is calculated based upon a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC. For the nine months ended June 30, 1998, the GPSC authorized AFUDC rate was 9.32%. The Chattanooga portion of AFUDC is calculated based upon a rate authorized by the TRA. For fiscal 1998, 1999 and 2000, the TRA authorized a rate of 9.08% for AFUDC.

Non-Utility Plant and Depreciation

Non-utility plant is the term utilized to describe AGL Resources' non-utility business property that is in use and under construction. AGL Resources reports its non-utility plant at cost. A gain or loss is recorded for retired or otherwise disposed of non-utility plant. Non-utility depreciation is computed on a straight-line basis over a period of one to 35 years.

Statement of Cash Flows

For the reporting of cash flows, cash equivalents are defined as highly liquid investments that mature in three months or less. Non-cash investing and financing transactions include the following:

 . The issuance of common stock for ResourcesDirect, a stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan ("RSP Plan"); the Long-Term Stock Incentive Plan ("LTSIP"); the Long-Term Incentive Plan ("LTIP"); the Nonqualified Savings Plan ("NSP"); Dividend Reinvestment Plan ("DRIP"); and the Non-Employee Directors Equity Compensation Plan ("Directors Plan") of $9.4 million in fiscal 2000, $11.3 million in fiscal 1999, and $12.0 million in fiscal 1998;

 . The impairment of certain long-lived assets in fiscal 1998 of $13.9 million;
  and

 . Capital leases of $1.9 million in fiscal 2000.

Earnings per Common Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur when common share equivalents are added to common shares outstanding. Diluted earnings per common share is calculated quarterly and the number of incremental shares to be included at year end is the weighted average of each quarterly calculation. AGL Resources' common share equivalents are derived from performance units whose future issuance is contingent upon the satisfaction of certain performance criteria and stock options whose exercise prices were less than the average market price of the common shares for the respective periods. Performance units totaling 7,904 qualified as common stock equivalents during fiscal 2000. An average of 38,761, 92,045, and 91,873 incremental shares qualified as common stock equivalents for fiscal 2000, 1999, and 1998, respectively, because the exercise prices of those options were less than the average market price of the common shares for the respective periods.

Concentration of Credit Risk

AGLC has concentration of credit risk related to the provision of services to certificated marketers. At September 30, 1998, AGLC billed approximately 1.4 million end-use customers in Georgia for its services.

In contrast, at September 30, 2000, AGLC billed 12 certificated and active marketers in Georgia for services, who, in turn, billed end-use customers.

     Several factors are designed to mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a certificated marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include:

 . Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the marketer's estimated maximum monthly bill and in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor; and

 . Intrastate delivery service is billed in advance rather than in arrears.

For fiscal 2000, the three largest certificated marketers based on customer count, one of which was SouthStar, accounted for approximately 69% of AGL Resources' operating revenues. From October 1, 1999 through September 30, 2000, only gas receivables attributable to Chattanooga were due from end-use customers.

     AGLC also faces potential credit risk in connection with assignments to certificated marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the certificated marketers, in the event that the certificated marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the certificated marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

     On October 26, 1999, Peachtree Natural Gas, LLC ("Peachtree"), the then fifth largest certificated marketer in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14 million for pre-petition delivery service and other services and charges. This amount represented approximately 42% of AGL Resources' total gas receivables at September 30, 2000. AGLC holds $11 million of surety bonds as security for Peachtree's obligations. The amount owed to AGLC does not include amounts owed by Peachtree to interstate pipelines for assigned capacity. Based upon proofs of claim filed by interstate pipelines in Peachtree's bankruptcy proceeding, as of the date of Peachtree's filing, Peachtree owed interstate pipelines approximately $2.5 million for assigned capacity. In December 1999, Shell Energy Services Company, L.L.C. began serving the firm customers formerly served by Peachtree. AGLC has been paid in full for all post-petition delivery and other services provided by AGLC to Peachtree. Peachtree has filed a declaratory judgment action against AGLC to determine who has right, title and interest in and to approximately $6.2 million, constituting the proceeds of the sale of certain natural gas inventory.

     During fiscal 2000, two other marketers filed for protection under Chapter 11 of the United States Bankruptcy Code.

     In management's opinion, these three marketer bankruptcies will not have a material adverse effect on AGL Resources' financial condition or results of operations.

Use of Accounting Estimates

Estimates and assumptions are made when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters:

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

Inventory

In Georgia's competitive environment, certificated marketers, including AGLC's marketing affiliate, SouthStar, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process that provides for this competitive environment is the assignment to certificated marketers certain pipeline services that AGLC has under contract. AGLC has assigned the majority of its pipeline storage services that it has under contract to the certificated marketers along with a corresponding amount of inventory.

     AGLC changed its inventory costing method for its gas inventories from first-in, first-out to weighted average effective October 1, 1998. In management's opinion, the weighted average inventory costing method provides for a better matching of costs and revenue from the sale of gas. Because AGLC recovered all of its gas costs through a PGA mechanism until October 6, 1998, there is no cumulative effect resulting from the change in the inventory costing method. Gas inventories are sold to certificated marketers at the weighted average cost.

     Chattanooga's gas inventories are stated at cost using the last-in, first-out method. Materials and supplies inventories are stated at lower of average cost or market.

     Chattanooga will change its inventory costing method for its gas inventories from last-in, first-out to weighted average cost effective October 1, 2000. In management's opinion, the weighted average inventory costing method provides for a better matching of costs and revenue from the sale of gas and is more consistent with AGLC. Because Chattanooga recovers all of its gas costs through a PGA mechanism, there will not be a cumulative effect resulting from the change in the inventory costing method.

Other

Certain prior year amounts have been reclassified for comparative purposes. Those reclassifications did not affect consolidated net income for the years presented.

2 Impact of Deregulation

Pursuant to Georgia's 1997 Natural Gas Competition and Deregulation Act ("Deregulation Act"), AGLC's retail rates were restructured to allow its customers to migrate to one of several marketers who were approved and certificated by the GPSC ("certificated marketer"). The rate structure assumed that AGLC's costs associated with providing customer service decreased each time a customer switched to a certificated marketer for gas sales service at the time the switch was made. However, AGLC's experience has been that a significant portion of the costs associated with customer service activities, including billing, bill inquiry, payment processing and collection services, cannot be eliminated immediately after a customer switch is made, as prescribed by the regulated rate structure. Instead, a period of up to several months existed during which AGLC continued to incur these expenses.

     In January 1999, the GPSC accelerated the pace of deregulation. Specifically, the GPSC ordered that all existing AGLC customers that had not chosen a gas provider by August 11, 1999, would be randomly assigned to a certificated marketer. This accelerated pace of deregulation exacerbated the disparity between the speed at which AGLC was assumed for regulated purposes to be reducing costs and the speed at which AGLC was actually able to reduce costs resulting in a negative effect on AGLC's earnings during fiscal 1999. Specifically, while transition revenues were reduced by $15.8 million for fiscal 1999, customer service expenses were actually increased to handle a 26% increase in call center activity. During fiscal 2000, this situation stabilized itself, and AGLC was able to reduce customer service expenses to a level that reflected the deregulation changes.

     On October 19, 1999, the GPSC approved an order allowing AGLC to defer certain transition to competition costs for fiscal year 2000 which AGLC considered to be "stranded" as a result of deregulation ("Order"). In accordance with the Order, AGLC deferred transition to competition expenses related to severance, customer service and property. Such deferred expenses are recorded as regulatory assets under deferred debits and other assets on AGLC's balance sheet and are being amortized over a five-year period beginning October 1, 1999. In order to be deferred, the cost must also be one that:

 . AGLC is still incurring but, as a result of deregulation, is no longer receiving revenue from the rate or rates which were set based on that cost;

 . Is prudently incurred; and

 . Cannot be mitigated.

During fiscal 2000, AGLC deferred approximately $10 million of transition to competition costs, and a corresponding accumulated deferred income tax liability of $1.6 million. Of the total transition to competition costs, AGLC amortized $2 million in fiscal 2000, leaving a net balance of $6.4 million at September 30, 2000.

     During fiscal 1999, AGLC entered into a joint stipulation with the GPSC to provide gas sales service to customers until such time that they had either chosen or been assigned a marketer to be their gas provider. The joint stipulation agreement provided for a true-up of any profit or loss, outside of a maximum range of $3.3 million in losses to $1.0 million in profit. During fiscal 1999, AGLC recognized $1.0 million in profit from the sale of gas. During fiscal 2000, pursuant to the joint stipulation agreement, AGLC remitted approximately $34 million in over-collected purchase gas costs to the GPSC. Such costs were included in Gas Cost Credits as of September 30, 1999. During the second quarter of fiscal 2000, the GPSC instituted a mechanism pursuant to which certificated marketers were required to provide customers with a credit on their bill.

3 Income Taxes

AGL Resources has two categories of income taxes in its Statements of Consolidated Income: current and deferred. AGL Resources' current income tax expense consists of federal and state income tax less applicable tax credits. AGL Resources' deferred income tax expense generally is equal to the changes in the deferred income tax liability and regulatory tax liability during the year.

Investment Tax Credits

AGL Resources has deferred investment tax credits associated with its utility as a regulatory liability in its Consolidated Balance Sheets. (See Note 4. Regulatory Assets and Liabilities.) Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. AGL Resources reduces income tax expense in its Statements of Consolidated Income for the investment tax credits and other tax credits associated with its non-utility subsidiaries.

Accumulated Deferred Income Tax Assets and Liabilities

AGL Resources reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' Consolidated Balance Sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with SFAS 109, "Accounting for Income Taxes." The regulatory tax liability is being amortized over approximately 30 years. (See Note 4. Regulatory Assets and Liabilities.)

     Components of income tax expense shown in the Statements of Consolidated Income for the years ended September 30 are as follows:


(In Millions)                  2000    1999    1998
Included in expenses:
Current income taxes
 Federal                      $ 1.2   $27.0   $25.3
 State                          0.2     4.4     3.6
Deferred income taxes
 Federal                       31.3     7.3     9.7
 State                          5.8     1.7     1.6
Amortization of investment
 tax credits                   (1.3)   (1.3)   (1.4)
Total                         $37.2   $39.1   $38.8

     Reconciliation between the statutory federal income tax rate and the effective rate for the years ended September 30 is as follows:


                                                                   2000
                                                               % of Pre-tax
(Dollars in Millions)                                         Amount   Income
Computed tax expense                                          $ 37.9     35.0%
State income tax, net of federal
 income tax benefit                                              4.2      3.8
Amortization of investment tax credits                          (1.3)    (1.2)
Nontaxable gain                                                 (2.6)    (2.4)
Other - net                                                     (1.0)    (0.8)
Total income tax expense                                      $ 37.2     34.4%

                                                                   1999
                                                               % of Pre-tax
(Dollars in Millions)                                         Amount   Income
Computed tax expense                                          $ 39.7     35.0%
State income tax, net of federal
 income tax benefit                                              3.8      3.3
Amortization of investment tax credits                          (1.3)    (1.1)
Adjustment of prior year's income taxes                         (2.2)    (1.9)
Other - net                                                     (0.9)    (0.8)
Total income tax expense                                      $ 39.1     34.5%

                                                                   1998
                                                               % of Pre-tax
(Dollars in Millions)                                         Amount   Income
Computed tax expense                                          $ 41.8     35.0%
State income tax, net of federal
 income tax benefit                                              3.5      2.9
Amortization of investment tax credits                          (1.4)    (1.2)
Adjustment of prior year's income taxes                         (2.3)    (1.9)
Other - net                                                     (2.8)    (2.3)
Total income tax expense                                      $ 38.8     32.5%

     Components that give rise to the net accumulated deferred income tax liability, as of September 30, are as follows:


(In Millions)                                                 2000     1999
Accumulated deferred
 income tax liabilities:
Property - accelerated depreciation
 and other property-related items                             $243.6   $236.2
Other                                                           39.2     28.1
Total accumulated deferred
 income tax liabilities                                        282.8    264.3

Accumulated deferred
 income tax assets:
Deferred investment tax credits                                  9.0      9.4
Other                                                           24.2     43.6
Total accumulated deferred
 income tax assets                                              33.2     53.0
Net accumulated deferred
 income tax liability                                         $249.6   $211.3

4 Regulatory Assets and Liabilities

The GPSC and the TRA regulate the utility business. AGL Resources generally uses the same accounting policies and practices used by non-regulated companies for financial reporting under generally accepted accounting principles. However, sometimes the GPSC and the TRA order an accounting treatment different from that used by non-regulated companies to determine the rates the utility charges its customers. When that happens, certain utility expenses and income must be deferred and reported in the Consolidated Balance Sheets as regulatory assets and liabilities. These deferred items are then recognized in the Statements of Consolidated Income through amortization when the items are included in the rates charged the utility's customers.

     AGL Resources has recorded assets and liabilities in its Consolidated Balance Sheets in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." In July 1997, the Emerging Issues Task Force ("EITF") concluded that once legislation is passed to deregulate a segment of a utility and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that segment, SFAS 71 should be discontinued for that segment of the utility. The EITF consensus permits assets and liabilities of a deregulated segment to be retained if they are recoverable through a segment that remains regulated.

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

AGLC Pipeline Safety

On January 8, 1998, the GPSC issued procedures and set a schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that details a 10-year pipeline replacement program for approximately 2,300 miles of cast iron and bare steel pipe. Over that 10-year period, AGLC will recover from end-use customers, through billings to certificated marketers, the costs related to the program net of any cost savings from the program.

     During fiscal 2000, approximately 248 miles of pipe were replaced pursuant to the program. During that period, AGLC's capital expenditures and operation and maintenance expenses related to the program were approximately $49.2 million and $8.4 million, respectively. All such amounts will be recovered through a combination of SFV rates and a pipeline safety revenue rider. On October 1, 1999, AGLC began recovering costs of the program through the pipeline safety revenue rider. The amount recovered during fiscal 2000 was approximately $2.0 million.

     AGL Resources' regulatory assets and liabilities at September 30 are summarized in the following table:


(In Millions)                                2000    1999
Regulatory Assets:
Unrecovered environmental
 response costs                             $164.6  $150.2
Unrecovered postretirement
 benefits costs                                7.9     8.5
Deferred transition to competition costs       6.4       -
Deferred purchased gas adjustment              5.5     2.8
Other                                         13.1    13.8
Total                                       $197.5  $175.3

Regulatory Liabilities:
Unamortized investment tax credit           $ 23.2  $ 24.5
Regulatory tax liability                      15.5    16.4
Environmental response cost recoveries
 from third parties-customer portion             -     7.1
Other                                          1.4     3.8
Total                                       $ 40.1  $ 51.8

5 Employee Benefit Plans and
Stock-Based Compensation Plans

Substantially all of AGL Resources' employees are eligible to participate in its employee benefit plans.

Pension Benefits

AGL Resources sponsors a defined benefit retirement plan ("Retirement Plan") for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. AGL Resources generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. AGL Resources' employees do not contribute to the Retirement Plan. AGL Resources funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. AGL Resources calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

     AGL Resources has an excess benefit plan that is unfunded and provides supplemental benefits to some officers after retirement. AGL Resources maintains a voluntary early retirement plan for some AGL Resources officers that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.


The following tables present details about AGL Resources' pension plans at
September 30 (dollars in millions):
                                                                               2000             1999
Change in Benefit Obligation:
Benefit obligation at beginning of year                                      $223.0           $242.7
Service cost                                                                    3.4              5.2
Interest cost                                                                  15.9             16.9
Plan amendment                                                                (12.8)               -
Actuarial gain                                                                 (6.7)           (27.1)
Benefits paid                                                                 (15.3)           (14.7)
Benefit obligation at end of year                                            $207.5           $223.0

Change in Plan Assets:
Fair value of plan assets at
 beginning of year                                                           $236.7           $229.5
Actual return on plan assets                                                   13.2             17.6
Employer contribution                                                           0.8              4.3
Benefits paid                                                                 (15.4)           (14.7)
Fair value of plan assets at end of year                                     $235.3           $236.7

Funded Status:
Plan assets greater than benefit
 obligation at end of year                                                   $ 27.8           $ 13.7
Unrecognized net asset                                                         (1.5)            (2.2)
Unrecognized net gain                                                         (24.0)           (19.4)
Unrecognized prior service cost (benefit)                                      (9.6)             2.6
Accrued pension cost                                                         $ (7.3)          $ (5.3)

Weighted Average
Assumptions as of June 30:                                     2000             1999             1998
Discount rate                                                  8.0%             7.8%             7.0%
Expected return on
 plan assets                                                   8.3%             8.3%             8.3%
Rate of compensation
 increase                                                      3.8%             4.3%             4.3%

Components of Net
Annual Pension Cost:
Service cost                                                $  3.4           $  5.2           $  4.6
Interest cost                                                 16.0             16.9             16.6
Expected return on
 plan assets                                                 (18.2)           (16.9)           (15.8)
Net amortization                                              (1.3)               -                -
Net annual pension cost                                       (0.1)             5.2              5.4
Curtailment loss                                               2.8              2.3                -
Net annual pension cost
 after curtailments                                         $  2.7           $  7.5           $  5.4

     Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50. The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, the Company's projected benefit obligation has been reduced.

     In fiscal 2000 and 1999, AGL Resources recorded a curtailment loss of $2.8 million and $2.3 million, respectively, related to the early retirement of certain officers included in the supplemental retirement plan.

Employee Savings Plan Benefits

AGL Resources also sponsors the RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, AGL Resources made matching contributions to participant accounts in the following amounts:

 .$3.0 million in fiscal 2000;
 .$3.5 million in fiscal 1999; and
 .$3.5 million in fiscal 1998.

AGL Resources' NSP, an unfunded, nonqualified plan similar to the RSP Plan, established on July 1, 1995, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. AGL Resources' contributions to the NSP during fiscal 2000, 1999, and 1998 were not significant.

     Effective July 1, 2000, the RSP Plan was amended for participants under age 50 to increase company matching contributions to 65 cents for each dollar an employee contributes up to 8% of total compensation (base salary, overtime, and bonuses). Formerly, AGL Resources matched contributions at the rate of 65 cents for each dollar an employee contributed up to 6% of base salary plus overtime. Also, the vesting period under the RSP Plan was reduced from five years to three years.

Employee Stock Ownership Benefits

In January 1988, AGL Resources purchased 2.0 million shares of common stock at $11.75 per share with the proceeds of a loan secured by the common stock. AGL Resources did not guarantee the repayment of the loan. The loan was repaid from regular cash dividends on AGL Resources common stock paid to the Leveraged Employee Stock Ownership Plan ("LESOP") and from contributions to the LESOP, as approved by the Board of Directors. Repayment of the loan was completed on December 31, 1997. Contributions to the LESOP were $0.2 million for fiscal 1998.

     AGL Resources terminated its LESOP and distributed the value of participants' LESOP account balances as of June 15, 1999. At the election of the participants, the value of each account was distributed in one of three forms:

 . Direct rollover into the RSP Plan or into another tax-qualified retirement plan;
 . Lump sum payment in the form of a certificate for shares of AGL Resources common stock; or
 . Lump sum cash payment based on the market value of AGL Resources common stock at the close of business on June 14, 1999, which was $18.50 per share.

During fiscal 1999, 868,688 LESOP shares were repurchased in cash by AGL Resources from the LESOP trustee in a non-brokered transaction at a purchase price of $18.50 per share, and were initially placed by AGL Resources in treasury. An additional 236,625 shares were transferred to participants' accounts under the RSP Plan from the respective participants' accounts in the LESOP. AGL Resources re-issues these treasury shares for the LTIP, LTSIP, DRIP, Directors Plan, and for direct stock purchases.

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

  Effective October 1, 1993, AGL Resources adopted SFAS 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of postretirement benefits other than pensions during the years an employee provides service. In 1993, the GPSC approved a five-year phase-in that defers a portion of other postretirement benefits expense for future recovery. A regulatory asset has been recorded for that amount. In 1993, the TRA approved the recovery of other postretirement benefits expense that is funded through an external trust.

  The following tables present details about AGL Resources' postretirement benefits at September 30 (dollars in millions):

Change in Benefit Obligation:                         2000      1999
Benefit obligation at beginning of year             $102.7    $104.8
Service cost                                           0.8       0.9
Interest cost                                          7.8       7.2
Actuarial loss (gain)                                  8.6      (3.7)
Benefits paid                                         (6.7)     (6.5)
Benefit obligation at end of year                   $113.2    $102.7

Change in Plan Assets:
Fair value of plan assets at
 beginning of year                                  $ 28.7    $ 23.6
Actual return on plan assets                           1.6       2.9
Employer contribution                                  8.2       8.8
Benefits paid                                         (6.7)     (6.5)
Fair value of plan assets at end of year            $ 31.8    $ 28.8

Funded Status:
Accumulated benefit obligation
 in excess of plan assets                           $(81.4)   $(73.9)
Unrecognized gain                                     (3.5)    (15.7)
Unrecognized transition amount                        53.1      57.2
Accrued benefit cost                                $(31.8)   $(32.4)

Weighted Average
Assumptions as of June 30:                  2000      1999      1998
Discount rate                                8.0%      7.8%      7.0%
Expected return on
 plan assets                                 8.3%      8.3%      8.3%

     For purposes of measuring the accumulated post-retirement benefit obligation, the assumed health care inflation rate for pre-Medicare and post-Medicare eligibility is 9.0% in 2000, decreasing 0.5% per year to 6.0% in the year 2006, decreasing 0.3% to 5.7% in 2007, and decreasing 0.5% to 5.2% in 2008.

Components of Net
Periodic Benefit Cost:      2000     1999     1998
Service cost               $ 0.8    $ 1.0    $ 0.9
Interest cost                7.7      7.2      7.6
Expected return on
 plan assets                (2.1)    (1.7)    (1.5)
Amortization of gain        (0.5)    (0.5)    (0.5)
Amortization of
 transition amount           4.1      4.1      4.1
Amortization of
 regulatory asset            0.6      0.8      0.7
Net periodic
 postretirement
 benefit cost              $10.6    $10.9    $11.3

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

                                1-Percentage-    1-Percentage-
                                Point Increase   Point Decrease
Effect on total of service and
 interest cost components            $0.4           $(0.4)
Effect on postretirement
 benefit obligation                  $5.6           $(4.9)


Stock-Based Compensation Plans

AGL Resources' LTIP, which became effective January 1, 1999, provides for grants of performance units, restricted stock and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to
2.8 million shares of AGL Resources' common stock. AGL Resources also maintains a predecessor plan, the LTSIP, which provides for grants of restricted stock, incentive and nonqualified stock options, and stock appreciation rights to key employees. The LTSIP currently authorizes issuance of up to 3.2 million shares of AGL Resources' common stock. In addition, AGL Resources sponsors the Directors Plan in which all non-employee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources' common stock. Plan participants realize value from option grants, only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option exceeds the fair market value of the common stock on the date of grant.

Incentive and Nonqualified Stock Options

Incentive and nonqualified stock options are granted at the fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable not earlier than six months after the date of grant and generally expire 10 years after that date.

     A summary of activity for key employees and non-employee directors related to grants of incentive and nonqualified stock options follows:

                                                  Weighted
                                Number of          Average
                                  Options   Exercise Price
Outstanding - Sept. 30, 1997    1,404,475           $18.69
Granted                           818,552            19.90
Exercised                         (68,684)           16.95
Forfeited                         (54,495)           20.11
Outstanding - Sept. 30, 1998    2,099,848            19.19

Granted                           671,333            21.11
Exercised                         (91,945)           17.12
Forfeited                        (159,558)           20.51
Outstanding - Sept. 30, 1999    2,519,678            19.69

Granted                         1,684,124            18.28
Exercised                         (25,674)           17.03
Forfeited                        (848,972)           19.49
Outstanding - Sept. 30, 2000    3,329,156           $19.05

     Information about outstanding and exercisable options, as of September 30, 2000, follows:

                                                              Options Outstanding                       Options Exercisable

                                                                Weighted Average
                                                                    Remaining         Weighted                           Weighted
Range of                                                        Contractual Life      Average                            Average
Exercise Prices                             Number of Options      (in years)      Exercise Price  Number of Options  Exercise Price
 $13.75 to $17.49                                      307,675               4.7           $16.35            242,930          $16.13
 $17.50 to $19.99                                    1,793,668               7.5            18.48            878,690           18.76
 $20.00 to $23.19                                    1,227,813               6.7            20.55          1,129,735           20.53
 $13.75 to $23.19                                    3,329,156               6.9           $19.05          2,251,355          $19.36


     A summary of outstanding options that are fully exercisable follows:

                                                                 Weighted
                                           Number of              Average
                                             Options       Exercise Price
Exercisable - September 30, 1998           1,961,864               $19.15
Exercisable - September 30, 1999           2,063,824               $19.39
Exercisable - September 30, 2000           2,251,355               $19.36

     AGL Resources applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for AGL Resources' LTIP stock option plans. Accordingly, no compensation expense has been recognized in connection with AGL Resources' LTIP, LTSIP, and Directors Plan option grants. If AGL Resources had determined compensation expense for the issuance of options based on the fair value method described in SFAS 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been reduced to the pro forma amounts presented below:

For the years ended September 30,     2000   1999   1998
Net income-as reported (millions)    $71.1  $74.4  $80.6
Net income-pro forma (millions)      $67.3  $72.8  $79.4
Basic earnings per share -
 as reported                         $1.29  $1.30  $1.41
Basic earnings per share -
 pro forma                           $1.22  $1.27  $1.39
Diluted earnings per share -
 as reported                         $1.29  $1.29  $1.41
Diluted earnings per share -
 pro forma                           $1.22  $1.27  $1.39

     In accordance with the fair value method of determining compensation expense, the weighted average grant date fair value per share of options granted was as follows:

 . $2.35 in fiscal 2000;
 . $2.68 in fiscal 1999; and
 . $2.55 in fiscal 1998.

     AGL Resources used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions for the years ended September 30:

                         2000   1999   1998
Expected life (years)       7      7      7
Interest rate             6.2%   4.9%   5.5%
Volatility               18.3%  18.3%  17.8%
Dividend yield            6.0%   5.1%   5.5%

Performance Units

A performance unit is a right of a key employee to receive one share of common stock in the future subject to certain performance criteria. If performance criteria are met, vesting of up to 21,076 performance units will occur at the end of the three-year measurement period on September 30, 2002.

Stock Awards

Stock awards generally are subject to some vesting restrictions. AGL Resources recognizes compensation expense for those stock awards over the related vesting periods. AGL Resources awarded shares of stock, net of forfeitures, to key employees in the following amounts:

 . 10,000 shares in fiscal 2000;
 . 11,115 shares in fiscal 1999; and
 . 25,891 shares in fiscal 1998.

At the date of the award, the weighted average fair value of the shares, net of forfeitures, was as follows:

 . $17.38 in fiscal 2000;
 . $20.06 in fiscal 1999; and
 . $19.76 in fiscal 1998.

The compensation costs that have been charged against income for performance units, restricted stock and other stock-based awards, were immaterial in fiscal 2000, 1999, and 1998.


Directors Plan

Under the Directors Plan, each non-employee director receives an annual grant of:

 . a stock award equal in fair market value to $16,000; and . a nonqualified stock option to purchase the same number of shares of common stock as the annual stock award.

The stock award is payable in shares of AGL Resources' common stock or, at the election of a director, is deferred and is invested in common stock equivalents.


6 Common Stock

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

     The Rights, which will expire March 6, 2006, are represented by and traded with AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless a triggering event occurs. One of the triggering events is the acquisition of 10% or more of AGL Resources' common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights, and preferences of one share of common stock. As of September 30, 2000,
1.0 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.

Share Repurchase Program

On October 5, 1999, the Board of Directors of AGL Resources authorized a plan to repurchase up to 3.6 million shares (6.3% of total outstanding as of September 30, 1999) of AGL Resources' common stock over a period ending no later than September 30, 2001. Open market purchases of the shares were made from time to time, subject to availability, and the repurchased shares were initially placed in treasury. During fiscal 2000, AGL Resources completed the program by repurchasing 3.6 million shares of common stock for a total of $62.1 million. Subsequent to June 15, 1999, shares issued under the AGL Resources' benefit plans and DRIP have been issued from shares initially placed in treasury.

Other

AGL Resources issued the following shares of common stock under ResourcesDirect, the RSP Plan, the LTSIP, the LTIP, the NSP, and the Directors Plan:

 . 584,284 shares of common stock in fiscal 2000;
 . 677,411 shares of common stock in fiscal 1999; and . 739,380 shares of common stock in fiscal 1998.

As of September 30, 2000, 8,763,359 shares of common stock were reserved for issuance under ResourcesDirect, the RSP Plan, the LTSIP, the LTIP, the NSP, and the Directors Plan.


7 Preferred Stock

Subsidiary Obligated Mandatorily Redeemable

Preferred Securities ("Capital Securities")

In June 1997, AGL Resources established AGL Capital Trust I ("Trust"), a Delaware business trust, and AGL Resources owns all the common voting securities. The Trust issued and sold $75 million principal amount of 8.17% Capital Securities (liquidation amount $1,000 per Capital Security) to certain initial investors. The Trust used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures, which are due June 1, 2037, from AGL Resources.

     The Capital Securities are subject to mandatory redemption at the time of the repayment of the Junior Subordinated Debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007. AGL Resources fully and unconditionally guarantees all the Trust's obligations for the Capital Securities.

Other Preferred Securities

As of September 30, 2000, AGL Resources had 10.0 million shares of authorized, and unissued, Class A Junior Participating Preferred Stock, no par value; and
10.0 million shares of authorized, and unissued, preferred stock, no par value. As of September 30, 2000, AGLC had 10.0 million shares of authorized, and unissued, preferred stock, no par value.

8 Long-Term Debt

Long-term debt matures more than one year from the date of issuance. AGL Resources' long-term debt consists of medium-term notes Series A, Series B, and Series C which were issued under an Indenture dated December 1, 1989. The notes are unsecured and rank on parity with all other unsecured indebtedness. Net proceeds from the issuance of medium-term notes were used to fund capital expenditures, repay short-term debt, and for other corporate purposes. The annual maturities of long-term debt for the five-year period ending September 30, 2005, are as follows:

 . $20.0 million in fiscal 2001;
 . $45.0 million in fiscal 2002;
 . $48.0 million in fiscal 2003;
 . $30.0 million in fiscal 2004; and
 . $33.5 million in fiscal 2005.

The outstanding long-term debt as of September 30, net of current maturities, is as follows:

(In Millions)          2000    1999
Medium-term notes
Series A(1)          $ 30.0  $ 50.0
Series B(2)           260.0   260.0
Series C(3)           300.0   300.0
Total                $590.0  $610.0

(1) Interest rate of 9.10% with a maturity date of fiscal 2021. (2) Interest rates from 7.35% to 8.70% with maturity dates from fiscal 2002 to fiscal 2023.
(3) Interest rates from 5.90% to 7.30% with maturity dates from fiscal 2004 to fiscal 2027.

9 Short-Term Debt

Short-term debt matures within one year from the date of issuance. Lines of credit with various banks provide for direct borrowings and are subject to annual renewal. The current lines of credit vary throughout the year from $175 million to $260 million. Certain of the lines are on a commitment-fee basis. As of September 30, 2000, $63.8 million was available on lines of credit. Weighted average interest rates on short-term debt outstanding were 7.0%, 5.6%, and 5.8% as of September 30, 2000, 1999, and 1998, respectively. This short-term debt was refinanced with commercial paper in October 2000.

     In connection with the purchase of VNG, AGL Resources established a $900 million commercial paper program through AGL Capital Corporation. AGL Resources' commercial paper consists of short-term unsecured promissory notes with maturities ranging from overnight to 270 days. AGL Resources' commercial paper program is fully supported by bank back-up credit lines. On October 6, 2000, AGL Resources issued $660 million in commercial paper, the proceeds of which were used to finance the VNG acquisition and to refinance existing short-term debt.

     On October 6, 2000, AGL Resources Inc. and AGL Capital Corporation entered into a Credit Agreement with several lenders ("Lenders") for whom SunTrust Bank ("SunTrust") is acting as Administrative Agent. Pursuant to the Credit Agreement, the Lenders agree to make available to AGL Capital Corporation, upon demand, up to $900 million (the "Revolving Commitment"). This Credit Agreement has been entered into in support of AGL Resources' commercial paper program. The Revolving Commitment may be borrowed, repaid and reborrowed in the form of Eurodollar loans, adjustable rate loans (based on SunTrust's Prime Rate, or based on the Federal Funds Effective Rate plus 1%), letters of credit (up to $50 million), or, in certain circumstances, fixed rate loans for a defined period agreed upon by AGL Capital Corporation and the Lenders. The Revolving Commitment expires on October 5, 2001 (the "Revolving Termination Date"). Loans outstanding on the Revolving Termination Date, up to a maximum aggregate principal amount of $200 million, may be converted into Term Loans. All Term Loans will mature in one installment on the date that is one year from the Revolving Termination Date. Currently, there are no outstanding loans under the Credit Agreement.


10 Commitments and Contingencies

Agreements for Firm Pipeline and Storage Capacity

In connection with its utility business, AGL Resources has agreements for firm pipeline and storage capacity that expire at various dates through 2014. The aggregate amounts of required payments for AGLC under such agreements total approximately $1.1 billion, with annual payments of $184 million in fiscal 2001, $117 million in fiscal 2002, $77 million in fiscal 2003, $48 million in fiscal 2004, and $47 million in fiscal 2005. Total payments of fixed charges under all agreements were $194 million in fiscal 2000, $203 million in fiscal 1999, and $220 million in fiscal 1998.

     As a result of the Deregulation Act, AGLC's rights to capacity under the purchase agreements have been temporarily assigned to certificated marketers as they acquire firm customers. These certificated marketers are responsible for payment of the fixed charges associated with the assignments. In case of certificated marketer default, AGLC remains responsible for approximately 70% of such payments as long as it is the holder of these contracts. AGLC makes payments for the remaining 30% and then bills to and collects from certificated marketers all such payments made.

     The aggregate amount of required payments for Chattanooga under its firm pipeline and storage capacity agreements totals approximately $17 million, with annual payments of $5 million in fiscal 2001, $4 million in fiscal 2002 and 2003, $1 million in fiscal 2004 and 2005.

Total payments of fixed charges under all agreements were $13 million in fiscal 2000, 1999, and 1998. Subsequent to September 30, 2000, Chattanooga extended certain of these agreements, which otherwise would have expired in November 2000.

Chattanooga Gas Supply Contracts

AGLE purchases natural gas for Chattanooga. As of September 30, 2000, AGLE held four gas supply contracts at market rates representing 34,900 decatherms per day of longer term gas supply through fiscal 2001. The remainder of Chattanooga's gas supply is met by AGLE purchasing gas on the spot market.


FERC Order 637: Transition Costs Settlement Agreements

The Federal Energy Regulatory Commission ("FERC") issued Order No. 637 on February 9, 2000, which revises the FERC's rules governing the operations of the utility's interstate pipeline suppliers. Among other things, the FERC:

 . On an experimental basis through September 30, 2002, permitted holders of firm pipeline capacity to release the capacity to other shippers at a price greater than the pipeline's maximum rate for the same capacity;

 . Authorized pipelines to propose different rates for services rendered during periods of peak usage and to propose rates that would differ based on the length of the customer's contract; and

 . Declined, for the present time, to permit pipelines and their customers to establish individually negotiated terms and conditions of service that depart from generally applicable pipeline tariff rules.

On May 19, 2000, the FERC issued order No. 637-A, granting and denying rehearing in part of order No. 637 and making clarifying adjustments to its final rule. Among other things, the FERC clarified that all capacity release transactions of more than one month must be subject to posting and bidding as long as waiver of the maximum rate ceiling is in effect, thereby eliminating the exemption from posting and bidding that previously applied to certain transactions, including rollovers of monthly prearranged capacity release transactions set at the maximum tariff rate. AGL Resources cannot predict how these revisions may potentially affect its utility operations.

     The FERC has required the utility, as well as other interstate pipeline customers, to pay transition costs associated with the separation of the interstate suppliers' transportation and gas supply services. Based on its interstate pipeline suppliers' filings with the FERC, the utility has determined that the total portion of its transition costs from all of its pipeline suppliers was $108.1 million. As of September 30, 2000, all of those costs had been incurred and were being recovered from the utility's customers under rates charged for the distribution of gas.

     During fiscal 2000, the utility paid $89.9 million in transition costs to Southern pursuant to a restructuring settlement that resolves all transition cost issues for Southern.

     On March 10, 2000, Southern filed a settlement to resolve all issues arising out of its September 1, 1999 general rate case filing. Among other matters, the settlement provides for the termination of Southern's interstate pipeline affiliate, South Georgia Natural Gas Company ("South Georgia"), as a separate entity, with Southern absorbing South Georgia's facilities and operations. The settlement rates represent a decrease of approximately $6 million per year under the utility's existing contracts for firm interstate pipeline capacity. In return for the rate reduction, firm contract holders were required to extend their existing contracts by three years. The utility filed comments requesting that the FERC approve the settlement and the approval was granted on May 31, 2000.

     AGLC is involved in three Transcontinental Gas Pipe Line Corporation rate cases, which concern rates in effect since September 1, 1995, as well as proposed changes to take effect prospectively. These rate proceedings are at various stages of litigation before the FERC, and none of these proceedings are final. At the present time, AGLC cannot predict the effect of these proceedings on rates or operations.

Collective Bargaining Agreements

On September 30, 2000, AGL Resources and its subsidiaries had 1,938 employees. Of that total, approximately 500 employees are covered under collective bargaining agreements. There are currently four collective bargaining contracts, with the Teamster contract representing the largest group of 263 employees. The Teamster agreement expired in September 2000, and a new agreement, which is effective through March 2003, was reached on October 27, 2000. Two additional contracts will expire in fiscal 2001, which represent about 70 employees.

Rental Expense

Total rental expense for property and equipment was as follows:

 . $15.1 million in fiscal 2000;
 . $8.5 million in fiscal 1999; and
 . $7.7 million in fiscal 1998.

Minimum annual rentals under non-cancelable operating leases are as follows:

 . Fiscal 2001           $18.3 million;
 . Fiscal 2002           $18.2 million;
 . Fiscal 2003           $15.5 million;
 . Fiscal 2004           $15.2 million;
 . Fiscal 2005           $13.4 million; and
 . Thereafter            $5.8 million.

On October 14, 1998, AGL Resources entered into an arrangement to sublease certain corporate office space, the term of which began on December 1, 1998, and will expire on January 3, 2003. The original lease is an operating lease. Annual sublease rental receipts are as follows:

 . Fiscal 2001 - $1.5 million;
 . Fiscal 2002 - $1.5 million; and
 . Fiscal 2003 - $0.4 million.

Litigation

AGL Resources is involved in litigation arising in the normal course of business. (See Note 12. Environmental Matters.) We believe the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements.

Related Party Guarantees

In the normal course of business, AGL Resources guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates.


11 Capital Leases

Utilipro has seven capital leases principally for data processing, telephone, and related switching equipment. The expiration dates on these leases range from October 2000 to February 2003. The total capital lease liability as of September 30, 2000, is $1.9 million of which $0.9 million is due within one year.


12 Environmental matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as manufactured gas plants ("MGP"), which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

     AGLC has been associated with nine MGP sites in Georgia and three in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the state Environmental Protection Division supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency has that responsibility.

     For each of the MGP sites, AGLC has estimated, where possible, its share of the likely costs of investigation and cleanup. AGLC currently estimates that its total future cost of investigating and cleaning up its MGP sites is between $111.7 million and $171.8 million. This estimate does not include other potential expenses, such as unasserted property damage or personal injury claims, legal expenses or other costs for which AGLC may be held liable, but with respect to which the amount cannot be reasonably forecast. Within that range, AGLC cannot identify any single number as a "better" estimate of its likely future costs because its actual future investigation and cleanup costs will be affected by a number of contingencies that cannot be quantified at this time. Consequently, as of September 30, 2000, AGLC has recorded the lower end of the range, or $111.7 million, as a liability.

     AGLC has entered into a contract with ThermoRetec Consulting Corporation ("ThermoRetec") for management of the investigation and cleanup of AGLC's MGP sites. Under this contract, AGLC's former MGP sites are classified into two categories. Where AGLC is not the primary responsible party, ThermoRetec will provide management oversight and coordination between AGLC and other responsible parties. At all other sites, ThermoRetec will provide all services that will eventually result in cleanup and regulatory finality for those MGP sites within specified deadlines. With respect to these latter sites, the agreement between AGLC and ThermoRetec establishes a performance-based fee arrangement, under which a portion of ThermoRetec's compensation is tied to the relationship between certain specified components of the cleanup costs and specified benchmarks for those cost components. Management does not believe the outsourcing of the management will have a material effect on the total future cost of investigating and cleaning up the MGP sites.

     As of September 30, 1999, AGLC had recorded a liability of $102.4 million. During fiscal 2000, the liability increased $9.3 million due to revised estimates of future costs, which resulted in a corresponding increase in the unrecovered environmental response cost asset.

     AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an environmental response cost recovery rider. It allows the recovery of costs of investigation, testing, cleanup, and litigation. Because of that rider, AGLC has recorded a regulatory asset for actual and projected future costs related to investigation and cleanup, to be recovered from the rate payers in future years. During fiscal 2000, AGLC recovered $4.3 million through its environmental response recovery rider.

     The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. AGLC has been actively pursuing those recoveries. There were no material recoveries during fiscal 2000, 1999, and 1998.


13 Fair Value of Financial Instruments

In the following table, the carrying amounts and fair values of financial instruments included in AGL Resources' Consolidated Balance Sheets, as of September 30:

                            Carrying  Estimated
(In Millions)                Amount   Fair Value
2000
Long-term debt including
 current portion              $610.0      $577.2
Capital Securities            $ 74.3      $ 65.6

1999
Long-term debt including
 current portion              $660.0      $640.8
Capital Securities            $ 74.3      $ 70.0

     The estimated fair values are determined based on the following:

 . Long-term Debt - interest rates that are currently available for issuance of debt with similar terms and remaining maturities.
 . Capital Securities - quoted market price and dividend rates for preferred stock with similar terms.

     Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of September 30, 2000. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.


14 Related Party Transactions

The utility recognized revenue totaling $173.6 million in fiscal 2000 for SouthStar, and had $5.5 million in accounts receivable from SouthStar as of September 30, 2000. The utility sold gas totaling $5.6 million in fiscal 1999 to SouthStar, and had $0.7 million in accounts receivable from SouthStar as of September 30, 1999. The utility recognized revenue of $70.7 million in fiscal 1999 related to the assignment of underground storage inventory to SouthStar.

     Utilipro recognized revenue of $10.9 million on services provided to SouthStar during fiscal 2000, and had accounts receivable from SouthStar of $5.8 million as of September 30, 2000. Utilipro recognized revenue of $6.5 million on services provided to SouthStar during fiscal 1999, and had $2.7 million in accounts receivable from SouthStar as of September 30, 1999.

     AGL Resources' investment in SouthStar has a significant impact on AGL Resources' financial position and results of operations for fiscal 2000 and fiscal 1999. Summarized financial information for SouthStar at September 30 is shown below in millions:

                                           2000    1999
Total assets                             $149.5  $ 62.9
Total liabilities                        $152.7  $ 77.6

For twelve months ended September 30,
Income (loss) before tax                 $ 12.6  $(28.5)


15 Segment Information

AGL Resources is organized into two operating segments: Utility and Non-utility. Management evaluates segment performance based on net income, which includes the effects of corporate expense allocations. There were no material intersegment sales in fiscal 2000, 1999, and 1998.

     Identifiable assets are those assets used in each segment's operations. Corporate assets consist primarily of cash and cash equivalents and property, plant and equipment.

                                                                                  Equity in the
                                        Depreciation                               Net Income     Income Tax
                           Operating        and         Interest    Interest       (Loss) of        Expense
(Dollars in Millions)      Revenues     Amortization     Expense     Income        Investees       (Benefit)
Fiscal 2000
Utility                   $  571.9         $71.0         $45.2        $0.4           $    -          $39.0
Non-utility                   35.5          12.2           6.4         0.2              9.3           (1.8)
                          $  607.4         $83.2         $51.6        $0.6           $  9.3          $37.2
Fiscal 1999
Utility                   $1,041.3         $66.6         $47.9        $  -           $    -          $37.8
Non-utility                   29.4          12.2           5.1         0.4            (19.9)           1.3
                          $1,070.7         $78.8         $53.0        $0.4           $(19.9)         $39.1
Fiscal 1998
Utility                   $1,276.3         $62.9         $53.0        $1.0           $    -          $44.2
Non-utility                   63.8           8.2           1.4         0.2              4.6           (5.4)
                          $1,340.1         $71.1         $54.4        $1.2           $  4.6          $38.8



                                                          Investments
                               Net Income   Identifiable   in Joint      Capital
(Dollars in Millions)            (Loss)       Assets       Ventures    Expenditures
Fiscal 2000
Utility                          $68.6       $1,866.3        $ 0.4        $145.7
Non-utility                        2.5           74.8         78.4          12.1
                                 $71.1       $1,941.1        $78.8        $157.8
Fiscal 1999
Utility                          $71.9       $1,799.7        $ 0.4        $128.7
Non-utility                        2.5          142.5         27.8          18.6
                                 $74.4       $1,942.2        $28.2        $147.3
Fiscal 1998
Utility                          $87.9       $1,838.9        $ 0.4        $ 96.7
Non-utility                       (7.3)          99.7         46.3          22.5
                                 $80.6       $1,938.6        $46.7        $119.2

16 Subsequent Event

Effective with the closing of the VNG acquisition in October 2000, and in accordance with PUHCA, AGL Resources formed a service company, AGL Services Company ("AGSC"). AGSC was formed in order to provide shared services to the subsidiaries of AGL Resources.


17 Quarterly Financial Data (Unaudited)

During the fourth quarter of fiscal 1999, AGL Resources sold its interests in Sonat Power Marketing and Sonat Marketing for a total after-tax gain of $22.3 million.

     During the fourth quarter of fiscal 2000, AGL Resources recognized a total after-tax gain of $10.7 million related to the propane transaction and recorded an after-tax charge of $3.9 million related to the corporate reorganization.

    Quarterly financial data for fiscal 2000 and 1999 is summarized as follows:

(Dollars in Millions,                    Operating        Operating
except per share data)                    Revenues          Income
Fiscal 2000
December 31, 1999                          $182.3            $33.5
March 31, 2000                              160.1             37.5
June 30, 2000                               131.8             38.4
September 30, 2000                          133.2             28.4

Fiscal 1999
December 31, 1998                          $324.4            $47.7
March 31, 1999                              375.6             52.4
June 30, 1999                               186.4             29.5
September 30, 1999                          184.3             25.0

                                            Basic          Diluted
                                     Earnings Per     Earnings Per
                             Net           Common           Common
                       Income(a)         Share(a)         Share(a)
Fiscal 2000
December 31, 1999          $17.1           $  .30            $ .30
March 31, 2000              22.7              .41              .41
June 30, 2000               13.9              .26              .26
September 30, 2000          17.4              .32              .32

Fiscal 1999
December 31, 1998          $15.9           $  .28            $ .28
March 31, 1999              24.2              .42              .42
June 30, 1999                7.2              .12              .12
September 30, 1999          27.1              .48              .48

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

Independent Auditors' Report

To the Shareholders and
Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 2000 and 1999, and the related statements of consolidated income, common stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Atlanta, Georgia
October 25, 2000

AGL Resources
Management's Responsibility for Financial Reporting

The consolidated financial statements and related information are the responsibility of management. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and appropriate in the circumstances. The financial information contained elsewhere in this Annual Report is consistent with that in the financial statements.

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

     The financial statements have been audited by Deloitte & Touche LLP, independent auditors. Their audits were made in accordance with generally accepted auditing standards of the United States of America, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.

     The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with management and the independent auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.

Paula G. Rosput                         Donald P. Weinstein
President and                           Senior Vice President and
Chief Executive Officer                 Chief Financial Officer
October 25, 2000                        October 25, 2000