Form 10-K405, Exhibit 13
period 2001-09-30
AGL RESOURCES INC
filed 2001-12-18
CIK 1004155

Selected Financial Data
	For the years ended September 30,
Dollars and shares in millions, except per share amounts	2001	2000	1999	1998	1997

Income statement and earnings reinvested data
Operating revenues	$1,049.3	$607.4	$1,070.7	$1,340.1	$1,287.6
Cost of sales	435.7	111.9	544.7	796.0	766.5

Operating margin	613.6	495.5	526.0	544.1	521.1

Operating expenses
Operation and maintenance	272.1	247.8	268.2	278.0	257.0
Depreciation and amortization	100.0	83.2	78.8	71.1	66.6
Taxes other than income taxes	32.8	26.7	24.4	27.4	26.0

Total operating expenses	404.9	357.7	371.4	376.5	349.6

Operating income	208.7	137.8	154.6	167.6	171.5
Other income	27.5	28.2	18.0	12.9	10.3

Earnings before interest and taxes (EBIT	236.2	166.0	172.6	180.5	181.8
Interest expense and preferred stock dividends	97.4	57.7	59.1	61.1	58.4

Earnings before income taxes	138.8	108.3	113.5	119.4	123.4
Income taxes	49.9	37.2	39.1	38.8	46.8

Net income	88.9	71.1	74.4	80.6	76.6
Loss on issuance of treasury stock	-	0.2	0.1	-	-
Common dividends paid	58.6	59.8	62.1	61.5	60.5
Other	0.5	-	-	-	-

Earnings reinvested	$29.8	$11.1	$12.2	$19.1	$16.1

Core earnings*	$81.8	$68.6	$52.1	$89.1	$76.6

Common stock data
Weighted average shares outstanding-basic	54.5	55.2	57.4	57.0	56.1
Weighted average shares outstanding-diluted	54.9	55.2	57.4	57.1	56.2
Earnings per share-basic	$1.63	$1.29	$1.30	$1.41	$1.37
Earnings per share-diluted	$1.62	$1.29	$1.29	$1.41	$1.36
Core earnings per share-basic	$1.50	$1.24	$0.91	$1.56	$1.37
Core earnings per share-diluted	$1.49	$1.24	$0.91	$1.56	$1.36
Dividends per share	$1.08	$1.08	$1.08	$1.08	$1.08
Dividend payout ratio	66.3%	83.7%	83.1%	76.6%	78.8%
Book value per share+	$12.20	$11.49	$11.58	$11.42	$10.99
Market value per share#	$19.97	$20.08	$16.25	$19.38	$18.94

Balance sheet data+
Total assets	$3,368.1	$2,587.9	$2,587.6	$2,645.7	$1,925.5

Long-term liabilities	$789.7	$768.3	$806.5	$800.8	$134.0

Capitalization
Long-term debt (excluding current portion)	845.0	590.0	610.0	660.0	660.0
Subsidiaries obligated mandatorily redeemable preferred securities	219.9	74.3	74.3	74.3	74.3
Common shareholders' equity	671.4	620.9	661.5	654.1	622.1

Total capitalization	$1,736.3	$1,285.2	$1,345.8	$1,388.4	$1,356.4

Financial ratios+
Capitalization
Long-term debt	48.7%	45.9%	45.3%	47.5%	48.6%
Subsidiaries obligated mandatorily redeemable preferred securities	12.6%	5.8%	5.5%	5.4%	5.5%
Common shareholders' equity	38.7%	48.3%	49.2%	47.1%	45.9%

Total	100.0%	100.0%	100.0%	100.00%	100.00%

Return on average common shareholders' equity-reported earnings	13.8%	11.1%	11.3%	12.6%	12.7%

Return on average common shareholders' equity-core earnings	12.7%	10.7%	7.9%	14.0%	12.7%

Ratio of earnings to:@
Interest charges	2.69	3.13	3.23	3.30	3.46
Interest charges and preferred stock dividends	2.40	2.81	2.90	2.94	3.10
Combined fixed charges and preferred stock dividends^	2.25	2.61	2.72	2.77	2.90

* Core earnings represents net income excluding one-time items.   +Year end. # September 30 closing market price. @ Interest charges exclude the debt portion of allowance for funds used during construction. ^ Fixed charges consist of interest on short-term and long-term debt, other interest and the estimated interest component of rentals.

Management's Discussion and Analysis

Forward-looking Statements

The Private Securities Litigation Reform Act of 1995 allows public companies to provide cautionary remarks about forward-looking statements that they make in documents that are filed with the Securities and Exchange Commission (SEC). Forward-looking statements in Management's Discussion and Analysis include, but are not limited to, statements about the following:

  state and federal regulation
  business prospects
  industry trends
  concentration of credit risk
  environmental investigations and cleanups
  quantitative and qualitative disclosures about market risk propane operations
  changes required by the Public Utility Holding Company Act of 1935 (PUHCA)

Important factors that could cause actual results to differ substantially from those in the forward-looking statements include, but are not limited to, the following:

  industrial, commercial and residential growth in the service territories of AGL Resources Inc. and its subsidiaries (AGL Resources)
  changes in price and demand for natural gas and related products impact of changes in state and federal legislation and regulation on both the gas and electric industries effects and uncertainties of deregulation and competition, particularly in markets where prices and providers historically have been regulated; unknown risks related to nonregulated businesses; and unknown issues such as the stability of certificated marketers review of natural gas deregulation in Georgia by the governor-appointed Natural Gas Consumer Protection Task Force concentration of credit risk in certificated marketers
  industry consolidation
  impact of acquisitions and divestitures
  changes in accounting policies and practices issued periodically by accounting standard-setting bodies interest rate fluctuations, financial market conditions and general economic conditions uncertainties about environmental issues and the related impact of such issues impact of changes in weather upon the temperature-sensitive portions of the business other factors and the related impact of such factors

Nature of Our Business

AGL Resources is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment. AGL Resources and its subsidiaries are collectively referred to as AGL Resources.

Distribution Operations Segment

The distribution operations segment includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: Atlanta Gas Light Company (AGLC), Virginia Natural Gas, Inc. (VNG) and Chattanooga Gas Company (CGC).

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." See page 42.

AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes natural gas in southeastern Virginia. CGC distributes natural gas in the Chattanooga area of Tennessee. The Georgia Public Service Commission (GPSC) regulates AGLC; the Virginia State Corporation Commission (VSCC) regulates VNG; and the Tennessee Regulatory Authority (TRA) regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other matters. Generally, distribution operations utilizes the same accounting policies and practices utilized by nonregulated companies for financial reporting under accounting principles generally accepted in the United States of America. However, sometimes the GPSC, the VSCC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers.

Wholesale Services Segment

The wholesale services segment includes the results of operations and financial condition of Sequent Energy Management, LP (Sequent), AGL Resources' asset optimization and wholesale trading and marketing company. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by employing transactions that balance the needs of varying markets. During fiscal 2000, Sequent primarily provided gas procurement services to AGLC and CGC.

Energy Investments Segment

The energy investments segment includes the results of operations and financial condition of AGL Resources' investments in SouthStar Energy Services, LLC (SouthStar) and US Propane LLC (US Propane), as well as its wholly owned subsidiaries, AGL Networks, LLC (AGL Networks) and, through the date of sale, Utilipro, Inc. (Utilipro).

SouthStar is a joint venture in which a subsidiary of AGL Resources is a 50% owner; a subsidiary of Dynegy Holdings, Inc. is a 20% owner; and a subsidiary of Piedmont Natural Gas Company is a 30% owner. Although AGL Resources owns 50% of SouthStar, it does not have a controlling interest, as each owner has an equal vote within the governing board of SouthStar. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services.

On February 15, 2000, AGL Resources entered into a definitive agreement to combine its propane operations with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company and TECO Energy, Inc. The joint venture, which is called US Propane, subsequently combined US Propane's operations with Heritage Propane Partners (Heritage Propane). The transaction closed on August 10, 2000 (the propane transaction). Through the transaction, US Propane acquired ownership of the general partner, as well as certain limited partner units, of Heritage Propane, a master limited partnership that distributes propane throughout the United States. As a result of the transaction, AGL Resources has a 22.36% ownership interest in US Propane, which in turn owns 30.8% of Heritage Propane. AGL Resources recognized a pretax and after-tax gain of $13.1 million and $10.7 million, respectively, during August 2000.

AGL Networks was formed on August 15, 2000, for the purpose of leasing to other telecommunications companies the underground infrastructure needed to deliver high-speed networks. On November 6, 2001, AGL Networks announced its purchase of a telecommunications network in Atlanta from ACSI Network Technologies, Inc. The purchase enables AGL Networks to get to market quicker and at less cost than its previously announced plan to build a fiber-optic network of its own.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax gain of $10.9 million.

Corporate Segment

The corporate segment includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGL Services Company (AGSC) and AGL Capital Corporation. AGSC is a service company established in accordance with PUHCA. AGL Capital Corporation was established to finance the acquisition of VNG; refinance existing short-term debt; and fund ongoing financing needs of AGL Resources and its subsidiaries through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All the costs associated with AGSC and the financing costs associated with AGL Capital Corporation are allocated to the operating segments, in accordance with PUHCA. Corporate also includes intercompany eliminations for transactions between operating business segments.

Results of Operations

In this section, the results of operations for fiscal 2001, 2000 and 1999 are compared. AGL Resources' fiscal year ends on September 30.
For the 12 months ended September 30, in millions	Distribution Operations	Wholesale Services	Energy Investments	Corporate	Consolidated AGL Resources

2001
Operating margin	$592.4	$12.6	$8.0	$0.6	$613.6
Operating expenses	384.6	6.4	13.1	0.8	404.9
Earnings before interest and taxes (EBIT)	215.5	3.5	20.1	(2.9)	236.2

2000
Operating margin	$467.3	$2.0	$26.1	$0.1	$495.5
Operating expenses	323.8	0.1	33.7	0.1	357.7
Earnings before interest and taxes (EBIT)	150.8	1.9	16.9	(3.6)	166.0

1999
Operating margin	$504.6	$-	$21.4	$-	$526.0
Operating expenses	349.0	-	26.1	(3.7)	371.4
Earnings before interest and taxes (EBIT)	157.6	-	12.7	2.3	172.6

Operating Margin

Dollars in millions

Bar chart of operating margin for:

2001 613.6

2000 495.5

1999 526.0

Distribution Operations. The operating margin for distribution operations was $592.4 million for fiscal 2001, $467.3 million for fiscal 2000 and $504.6 million for fiscal 1999.

The increase of $125.1 million in fiscal 2001 compared with fiscal 2000 was due primarily to the following:

  VNG contributed an operating margin of $116.3 million, including $3.8 million due to colder than normal weather.

  AGLC's margin increased $8.9 million as a result of increased base rate revenue due to additional recovery under the GPSC rider associated with the pipeline replacement program and residential customer growth, partially offset by a decrease in small commercial growth.

The decrease of $37.3 million in fiscal 2000 compared with fiscal 1999 was due primarily to the following factors:

  AGLC's operating margin decreased due to:

  a decrease of $29.2 million in delivery service revenue due to the loss of ancillary service revenues and certain transition revenues a decrease of $15.9 million in late payment fee revenue from end-use customers due to the fact that AGLC no longer billed end-use customers an increase of $2.9 million in billed damages caused by independent contractors

  CGC's operating margin increased $2.5 million as a result of increased off-system sales in fiscal 2000.

Wholesale Services. The operating margin for wholesale services was $12.6 million for fiscal 2001 and $2.0 million for fiscal 2000.

The increase of $10.6 million in fiscal 2001 compared with fiscal 2000 was due primarily to asset management activities related to asset optimization during fiscal 2001.

Energy Investments. The operating margin for energy investments was $8.0 million for fiscal 2001, $26.1 million for fiscal 2000 and $21.4 million for fiscal 1999.

The decrease of $18.1 million in fiscal 2001 compared with fiscal 2000 was due primarily to the transaction with US Propane in August 2000 and the sale of Utilipro in March 2001.

  As a result of the propane transaction, US Propane results are reported as a joint venture with financial results reflected in other income. Accordingly, operating margin decreased $9.1 million.

  Utilipro's operating margin decreased $8.7 million because it operated for only the first five months in fiscal 2001.

The increase of $4.7 million in fiscal 2000 compared with fiscal 1999 was due primarily to the following:

  Utilipro's operating margin increased $6.8 million due to increased demand for its customer care services.

  US Propane's operating margin decreased $2.6 million due to an increase in the cost of propane.

Total Operating Expenses

Dollars in millions

Bar chart of operating expenses for:

2001 404.9

2000 357.7

1999 371.4

Distribution Operations. Total operating expenses for distribution operations were $384.6 million for fiscal 2001, $323.8 million for fiscal 2000 and $349.0 million for fiscal 1999.

The increase of $60.8 million in fiscal 2001 compared with fiscal 2000 was due primarily to the following:

  VNG incurred operating expenses of $75.7 million, including $3.9 million of goodwill amortization.

  AGLC's operating expenses decreased $10.9 million and CGC's operating expenses (including goodwill amortization) decreased $4.1 million due primarily to lower AGSC allocations.

The decrease of $25.2 million in fiscal 2000 compared with fiscal 1999 was due primarily to the reduction in staffing levels by approximately 500 people, the implementation of cost controls, work management process improvements and other operational excellence initiatives. The decrease was reflected primarily in the following areas:

  a decrease of $16.2 million in customer service expense related to billing, bill inquiry, payment processing and collection services resulting from the migration of customers to certificated marketers a decrease of $13.8 million related to maintenance and benefit expenses as a result of reduced staffing levels as discussed above an increase of approximately $6.3 million related to corporate reorganization costs allocated to distribution operations

Wholesale Services. Total operating expenses for wholesale services were $6.4 million for fiscal 2001 and $0.1 million for fiscal 2000. The increase of $6.3 million was a result of expenses related to the startup of the asset optimization business.

Energy Investments. Total operating expenses for energy investments were $13.1 million for fiscal 2001, $33.7 million for fiscal 2000 and $26.1 million for fiscal 1999.

The decrease of $20.6 million in fiscal 2001 compared with fiscal 2000 was due primarily to the sale of Utilipro and the propane transaction.

  Utilipro's operating expenses decreased $13.8 million due to the fact that it operated for only the first five months in fiscal 2001.

  US Propane's operating expenses decreased $9.4 million as a result of the propane transaction and the fact that financial results were reflected in other income for fiscal 2001.

  AGL Networks incurred $2.4 million in operating expenses during fiscal 2001.

The increase of $7.6 million in fiscal 2000 compared with fiscal 1999 was due primarily to a $9.4 million increase in Utilipro's operating expenses. Utilipro's operating expenses increased in response to increased demand for its customer care services.

Corporate. Total operating expenses for the corporate segment were $0.8 million for fiscal 2001, $0.1 million for fiscal 2000 and $(3.7) million for fiscal 1999.

The increase of $3.8 million in fiscal 2000 compared with fiscal 1999 was due to certain one-time charges related to marketer billing issues and acquisition costs incurred in fiscal 2000.

Other Income (Loss)

Dollars in millions

Bar chart of other income (loss) for:

2001 16.6

2000 15.1

1999 (17.6)

Wholesale Services. Other loss for wholesale services was $(2.7) million for fiscal 2001. The loss was due primarily to expenses of $2.6 million recorded in September 2001 that resulted from the termination of a joint venture partnership.

Energy Investments. Other income (loss) for energy investments was $14.3 million for fiscal 2001, $11.4 million for fiscal 2000 and $(18.2) million for fiscal 1999.

The increase of $2.9 million for fiscal 2001 compared with fiscal 2000 was due primarily to an increase of $4.4 million in AGL Resources' portion of SouthStar's income. SouthStar's income increased due to cooler weather in the Georgia service area and an increase in the number of customers served compared with the same period last year. The increase was offset by a decrease of $0.9 million in income from US Propane.

The increase of $29.6 million for fiscal 2000 compared with fiscal 1999 was due primarily to the following:

  AGL Resources' portion of SouthStar's income increased $20.5 million due to an increase in the number of customers served and lower marketing expenses.

  During fiscal 1999, AGL Resources recorded pretax losses related to the operations of Sonat Marketing Company L.P. (Sonat Marketing) totaling approximately $8.4 million.

Gain on Sale of Utilipro. Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro to Alliance Data Systems Corporation for $17.9 million. A pretax gain of $10.9 million was recorded during the second quarter of fiscal 2001.

Gain on Propane Transaction. During August 2000, a pretax gain of $13.1 million was recorded in connection with a series of transactions involving AGL Resources' propane operations.

Gain on Sales of Joint Venture Interests. During August and September 1999, a pretax gain of $35.6 million was recorded in connection with the sales of AGL Resources' joint venture interests in Sonat Marketing and Sonat Power Marketing L.P. (Sonat Power Marketing). The interests in Sonat Marketing and Sonat Power Marketing were sold for $40.0 million and $25.0 million, respectively.

Interest Expense and Preferred Stock Dividends

Dollars in millions

Bar chart for interest expense and preferred stock dividends for:

2001 97.4

2000 57.7

1999 59.1

Interest expense and preferred stock dividends were $97.4 million for fiscal 2001, $57.7 million for fiscal 2000 and $59.1 million for fiscal 1999.

The increase of $39.7 million in fiscal 2001 compared with fiscal 2000 was primarily the result of the following:

  an increase of $12.7 million resulting from the issuance of $300 million of 7.125% senior notes an increase of $24.1 million resulting primarily from the implementation of a commercial paper program, which was used primarily to finance the acquisition of VNG and for short-term financing needs an increase of $4.4 million in preferred dividends related to the issuance of $150 million of 8% trust preferred securities

The decrease of $1.4 million in fiscal 2000 compared with fiscal 1999 was due primarily to the following:

  a decrease of $3.0 million resulting from decreased amounts of long-term debt outstanding during the period a decrease of $1.3 million resulting from decreased amounts of customer deposits a decrease of $1.3 million resulting from increased allowance for funds used during construction (AFUDC) due to increased plant construction for the pipeline replacement program an increase of $4.2 million due to more short-term debt outstanding, primarily as a result of stock repurchases

Income Taxes

Dollars in millions

Bar chart of income taxes for:

2001 49.9

2000 37.2

1999 39.1

Income tax expense was $49.9 million for fiscal 2001, $37.2 million for fiscal 2000 and $39.1 million for fiscal 1999.

The increase in income taxes of $12.7 million in fiscal 2001 compared with fiscal 2000 was due primarily to an increase in earnings before income taxes of $30.5 million. The effective tax rate (income tax expense expressed as a percentage of pretax income) for fiscal 2001 was 36.0% compared with 34.4% for fiscal 2000.

Income tax expense decreased to $37.2 million in fiscal 2000 compared with $39.1 million in fiscal 1999. The effective tax rate for fiscal 2000 was 34.4% compared with 34.5% for fiscal 1999.

Net Income, Earnings per Common Share and Dividends per Common Share
Fiscal Year	Net Income	Basic Earnings per Common Share	Diluted Earnings per Common Share	Dividends per Common Share

2001	$88.9 million	$1.63	$1.62	$1.08
2000	71.1 million	1.29	1.29	1.08
1999	74.4 million	1.30	1.29	1.08

Fiscal 2001 net income increased $17.8 million to $88.9 million, an increase of 25.0%. Basic earnings per share increased $0.34 to $1.63, and diluted earnings per share increased $0.33 to $1.62. The increases were due primarily to the contribution of VNG, the gain on the sale of Utilipro, the contribution of Sequent and decreased operating expenses in distribution operations. The increases were partially offset by increased interest expense and goodwill amortization related to the acquisition of VNG.

Fiscal 2000 net income decreased $3.3 million to $71.1 million, a decrease of 4.4%. Basic earnings per common share decreased $0.01 to $1.29, and diluted earnings per common share were $1.29 for fiscal 2000 and fiscal 1999. The decreases in net income and basic earnings per common share were due primarily to the following factors:

  the loss of AGLC's ancillary services and transition revenues and the decrease in AGLC's late payment fees gains recognized in fiscal 1999 on the sales of the joint venture interests in Sonat Marketing and Sonat Power Marketing

The decreases were partially offset by SouthStar's increased contribution to other income and by the gain recognized on the propane transaction in fiscal 2000. Additionally, the basic and diluted weighted average number of common shares outstanding decreased to 55.2 million for fiscal 2000 from 57.4 million for fiscal 1999.

Core Earnings

Dollars in millions

Bar chart of core earnings for:

2001 81.8

2000 68.6

1999 52.1

Fiscal 2001 core earnings (net income excluding one-time items), which excluded the gain on the sale of Utilipro, were $81.8 million or $1.50 per basic share and $1.49 per diluted share. Fiscal 2000 core earnings, which excluded the gain on the propane transaction, charges associated with the corporate reorganization and charges related to marketer billing issues, were $68.6 million or $1.24 per basic and diluted share. The increase in core earnings of $13.2 million was a result of the contribution from the acquisition and successful integration of VNG, the startup of AGL Resources' asset optimization business, Sequent, and continued operational excellence in the company. The increase was offset partially by increased interest expense and goodwill amortization related to the acquisition of VNG.

Fiscal 2000 core earnings were $68.6 million or $1.24 per basic and diluted share. Fiscal 1999 core earnings excluded the gain on the sale of AGL Resources' interests in Sonat Marketing and Sonat Power Marketing and were $52.1 million or $0.91 per share. The increase in core earnings of $16.5 million resulted from a $20.7 million decrease in total operating expenses primarily in distribution operations, a $20.5 million increase in SouthStar's pretax income and Sonat Marketing's pretax operating losses of approximately $8.4 million during fiscal 1999, partially offset by a $28.4 million operating margin decrease resulting from customer migration to certificated marketers.

Financial Condition

Seasonality of Business

The distribution operations business historically has been a seasonal business, resulting in a substantial increase in accounts receivable during the winter months due to higher billings. As a result of deregulation and the implementation of straight fixed variable (SFV) rates, the seasonality of both expenses and revenues related to AGLC's Georgia operations has been eliminated. The operations of VNG and CGC, as well as AGL Resources' investments in SouthStar and US Propane, are seasonal, however, and will likely experience greater profitability in the winter months than in the summer months.

Concentration of Credit Risk

AGLC has a concentration of credit risk related to the provision of services to Georgia's certificated marketers. At September 30, 1998 (prior to deregulation), AGLC billed approximately 1.4 million end-use customers in Georgia for its services. In contrast, at September 30, 2001, AGLC billed eight certificated and active marketers in Georgia for services. These marketers, in turn, billed end-use customers.

Several factors are designed to mitigate the risks to AGL Resources of the increased concentration of credit that has resulted from deregulation. First, in order to obtain a certificate from the GPSC, a certificated marketer must demonstrate to the GPSC, among other things, that it possesses satisfactory financial and technical capability to render the certificated service. Second, AGLC has instituted certain practices and imposed certain requirements designed to reduce credit risk. These include the following:

  Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the marketer's estimated maximum monthly bill in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor.

  Intrastate delivery service is billed in advance rather than in arrears.

For fiscal 2001, the three largest certificated marketers based on customer count, one of which was SouthStar, accounted for approximately 67.1% of AGL Resources' and 69.5% of distribution operations' operating margin. As of September 30, 2001, only gas receivables attributable to VNG and CGC were due from end-use customers. As of September 30, 2000, only gas receivables attributable to CGC were due from end-use customers.

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

On October 26, 1999, Peachtree Natural Gas, LLC (Peachtree), at that time the fifth-largest certificated marketer in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14 million for prepetition delivery service and other services and charges. As of October 11, 2001, all material issues arising out of Peachtree's bankruptcy that could affect AGL Resources and its subsidiaries were resolved pursuant to the terms of a court-approved settlement agreement. The resolution of these issues had no material adverse effect on AGL Resources or its subsidiaries in excess of previously recorded bad debt reserves.

Financing Activity

Ratios and coverages
	September 30,
	2001	2000	1999

Weighted average cost of long-term debt	7.4%	7.5%	7.5%
Weighted average cost of preferred stock	8.1%	8.2%	8.2%
Weighted average cost of short-term debt	6.0%	7.0%	5.6%

Return on average common stockholders' equity	13.8%	11.1%	11.3%

Ratio of earnings to combined fixed charges and preferred stock dividend*	2.25	2.61	2.72
Ratio of earnings to interest charges+ and preferred stock dividends	2.40	2.81	2.90
Ratio of earnings to interest charges+	2.69	3.13	3.23

* Fixed charges consist of interest on short-term and long-term debt, other interest and the estimated interest component of rentals.

+ Interest charges exclude the debt portion of allowance for funds used during construction.

As of September 30, 2001, debt and equity ratios consisted of:

Pie chart of debt and equity ratios for:

Common equity 32.2%

Preferred stock 10.5%

Short-term debt 14.6%

Current portion of long-term debt 2.2%

Long-term debt 40.5%

The return on average common shareholders' equity increased in fiscal 2001 from fiscal 2000 as a result of the increase in net income of $17.8 million.

The ratio of earnings to combined fixed charges and preferred stock dividends, the ratio of earnings to interest charges and preferred stock dividends, and the ratio of earnings to interest charges decreased in fiscal 2001 compared with fiscal 2000 due primarily to increased interest expense as a result of increased debt and preferred dividends due to the issuance of trust preferred securities.

Effective October 10, 2000, AGL Resources became a registered public utility holding company under PUHCA, and, as a result, AGL Resources' financing activity must conform to guidelines and limitations established by the SEC in its approval.

Short-term Debt. In October 2000, AGL Resources established a $900 million commercial paper program through AGL Capital Corporation. AGL Capital Corporation's commercial paper consists of short-term unsecured promissory notes with maturities ranging from overnight to 270 days. AGL Capital Corporation's commercial paper program is supported by several lenders (the credit facility). On October 6, 2000, AGL Resources issued $660 million in commercial paper, the proceeds of which were used to finance the VNG acquisition and to refinance existing short-term debt.

In May 2001, the credit facility limit was reduced to $450 million following long-term debt issuances. The credit facility may be borrowed, repaid and reborrowed in the form of Eurodollar loans, adjustable-rate loans (based on SunTrust Banks, Inc.'s prime rate, or based on the Federal Funds Effective Rate plus 0.5%), letters of credit (up to $50 million) or, in certain circumstances, fixed-rate loans for a defined period agreed upon by AGL Capital Corporation and the lenders. On October 4, 2001, the credit facility was renewed for an additional 364-day period ending October 3, 2002 (the termination date). Loans outstanding on the termination date, up to a maximum aggregate principal amount of $200 million, may be converted into term loans. All term loans will mature in one installment on the date that is one year from the termination date. As of October 23, 2001, there were no outstanding loans under the credit facility.

Short-term debt increased $162.2 million to $303.4 million as of September 30, 2001, from $141.2 million as of September 30, 2000, as a result of increased borrowings for capital expenditures, including pipeline replacement costs; net injections into underground storage; and environmental expenditures. As of September 30, 2001, $146.6 million remained available for borrowing under the commercial paper program. AGL Resources' working capital needs are met through operating cash flow and the issuance of short-term debt.

The weighted average interest rate on short-term debt outstanding was 6.0% for the 12-month period ended September 30, 2001. Management believes available credit will be sufficient to meet working capital needs on both a short-term and a long-term basis. However, capital needs depend on many factors, and AGL Resources may seek additional financing through debt or equity offerings in private or public markets at any time.

Long-term Debt. On February 23, 2001, AGL Resources issued $300 million of senior notes through AGL Capital Corporation. These senior notes mature in January 2011, have an interest rate of 7.125% and are fully and unconditionally guaranteed by AGL Resources. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

The current portion of long-term debt as of September 30, 2001 was $45.0 million of Series B medium-term notes with an interest rate of 8.20%. AGL Resources did not issue long-term debt during fiscal 2000.

Capital Securities. On May 14, 2001, AGL Capital Trust II, a Delaware statutory business trust sponsored by AGL Capital Corporation, issued $150 million in principal amount of trust preferred securities. The liquidation amount is $25 per trust preferred security, and each trust preferred security pays quarterly cash distributions at an annual rate of 8%. Distributions are payable on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2001, to holders of record on the first day of the month of distribution. The trust preferred securities are fully and unconditionally guaranteed by AGL Resources, and mature on May 15, 2041, but can be redeemed in whole or in part from time to time on or after May 21, 2006. The trust preferred securities are listed on the New York Stock Exchange under the symbol ATG_P. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Common Stock. The following shares of common stock have been issued:

  1,014,404 shares in fiscal 2001

  584,284 shares in fiscal 2000

  677,411 shares in fiscal 1999

The shares were issued under ResourcesDIRECT, a direct stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan; the Long-Term Stock Incentive Plan; the Long-Term Incentive Plan; the Nonqualified Savings Plan; and the Non-Employee Directors Equity Compensation Plan.

The issuances increased common shareholders' equity by the following amounts:

  $18.7 million in fiscal 2001

  $10.3 million in fiscal 2000

  $11.7 million in fiscal 1999

Subsequent to June 15, 1999, shares issued under the above plans have been issued from shares held in treasury. During fiscal 2000, AGL Resources repurchased 3.6 million shares of common stock for a total of $62.1 million pursuant to a previously announced stock repurchase program.

Capital Requirements. Capital expenditures for construction of distribution facilities, purchase of equipment and other general improvements were $155.7 million for fiscal 2001, compared with $157.8 million for fiscal 2000. The decrease of $2.1 million was due primarily to capital expenditures incurred in fiscal 2000 for an automated dispatch project.

Typically, funding for capital expenditures is provided through a combination of internal sources, the issuance of short-term and long-term debt, and the issuance of equity securities. AGL Resources' estimated aggregate capital requirement for the next three years, ending on September 30, 2004, is approximately $550 million, of which approximately $150 million is attributable to the pipeline replacement program approved by the GPSC and approximately $50 million is attributable to VNG.

As of September 30, 2001, natural gas stored underground increased $82.8 million to $110.5 million from $27.7 million, due primarily to new agreements for storage and higher costs of natural gas.

On September 17, 2001, AGL Resources and AGL Capital Corporation filed a "shelf" registration statement registering $750.0 million in aggregate amount of debt and other securities. Such securities may be issued as debt securities, trust preferred securities, junior subordinated debentures or AGL Resources common stock.

State Regulatory Activity

The following regulatory activities have occurred during fiscal 2001 or are in process with the distribution operations regulatory authorities:

  On August 24, 2001, the GPSC issued an Initiation of Earnings Review and Procedural and Scheduling Order (Earnings Review Order) in Docket No. 14311-U initiating an earnings review against AGLC. On September 7, 2001, AGLC filed a Motion of Reconsideration, or in the alternative, Motion to Defer Hearing Schedule (Motion for Reconsideration of Earnings Review), which requested the GPSC to reconsider, or in the alternative defer, its August 24, 2001 Earnings Review Order. On September 18, 2001, the GPSC denied AGLC's Motion for Reconsideration of Earnings Review, but did modify the procedure and schedule set forth in the Earnings Review Order.

Based upon the modified procedure and schedule set forth by the GPSC, the GPSC staff will file direct testimony, including its quantification of AGLC's revenue requirement, on November 16, 2001. If AGLC does not consent to the revenue requirement proposed by the staff, AGLC will file its quantification of revenue requirement on January 11, 2002. A final decision in this proceeding is set for April 29, 2002. Under the modified procedure and schedule, new rates will be effective May 1, 2002.

  AGLC filed a three-year, 2001Ð2004 Capacity Supply Plan (Capacity Supply Plan) with the GPSC, which included agreements with AGL Resources' wholly owned subsidiary Sequent to manage interstate pipeline capacity and provide additional capacity for the more than 100,000 customers added since the last plan was submitted three years ago. On September 14, 2001, the GPSC rejected AGLC's proposed Capacity Supply Plan and adopted a capacity plan for AGLC, which AGLC did not endorse. Subsequently, in October 2001, AGLC petitioned for reconsideration and oral argument concerning the Capacity Supply Plan, as well as the capacity plan adopted by the GPSC on September 14, 2001, but not endorsed by AGLC. On November 5, 2001, the GPSC amended the capacity plan adopted on September 14, 2001 to allow AGLC to obtain an additional 68,000 dekatherms of peak day capacity. Prior to the order, AGLC had 2,389,000 dekatherms of peak day capacity.

In addition to approving AGL Resources' acquisition of VNG on July 28, 2000, the VSCC issued an order on September 25, 2000, approving transactions between VNG and other subsidiaries of AGL Resources. The September order permits the use of a services company to provide VNG with shared support services including legal, regulatory, finance, accounting, engineering, gas control and capacity planning services. Recovery of the costs associated with such services will continue to be subject to the rate and regulatory authority of the VSCC.

Rate Structure

As required by the GPSC, effective February 1, 2001, AGLC implemented a seasonal rate design for the calculation of each residential customer's annual SFV capacity charge, which is billed to certificated marketers and reflects the historic volumetric usage pattern for the entire residential class. Previously, AGLC billed certificated marketers for each residential customer's distribution costs in equal monthly installments. Generally, this change should result in residential customers being billed by the certificated marketers for a higher capacity charge in the winter months and a lower charge in the summer months. This requirement has an operating cash flow impact, but does not change AGLC's annual revenue recognition. As a result, AGLC continues to recognize its residential SFV capacity revenues for financial reporting purposes in equal monthly installments. Any difference between the billings under the new seasonal rate design and the SFV revenue recognized is deferred and reconciled on an annual basis. As of September 30, 2001, AGLC had unrecovered seasonal rates of approximately $10.2 million (included as a current asset in the consolidated balance sheet) related to the difference between the billings under the new seasonal rate design and the SFV revenue recognized.

VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period. For wholesale and other commercial and industrial customers, revenues are based upon actual deliveries to the end of the period.

Transition to Competition Costs

On October 19, 1999, the GPSC approved an order allowing AGLC to defer certain transition to competition costs for fiscal 2000 that AGLC considered to be "stranded" as a result of deregulation (Order). In accordance with the Order, AGLC deferred approximately $10 million in stranded costs for fiscal 2000. These stranded costs are recorded as a regulatory asset on AGLC's balance sheets and are being amortized over a five-year period beginning October 1, 1999. Of the total transition to competition costs, AGLC amortized $2.0 million during fiscal 2001, leaving an unamortized balance, net of deferred taxes, of $3.8 million at September 30, 2001. Management intends to seek recovery of these costs in connection with the Earnings Review Order proceeding.

AGLC Pipeline Replacement Program

On January 8, 1998, the GPSC issued procedures and set a schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that details a 10-year pipeline replacement program for approximately 2,300 miles of cast iron and bare steel pipe. Over that 10-year period, AGLC will recover from end-use customers, through billings to certificated marketers, the costs related to the program net of any cost savings from the program. All such amounts will be recovered through a combination of SFV rates and a pipeline safety revenue rider. October 1, 2001 marks the beginning of the fourth year of the 10-year pipeline replacement program. To date the total mileage of cast iron and bare steel pipe replaced is 750 miles. The estimated present value of the total remaining capital costs of this program, as of September 30, 2001, is approximately $518.4 million. AGLC has recorded a long-term liability and a corresponding regulatory asset in the consolidated balance sheet as of September 30, 2001, in the amount of $518.4 million for the capital expenditures in connection with the pipeline replacement program.

The capital expenditure costs incurred from the pipeline replacement program are capitalized and depreciated over the life of the assets. The operation and maintenance costs are expensed as incurred. Recoveries, which are recorded as revenue, are based on a formula that allows AGLC to recover operation and maintenance costs that are in excess of those included in AGLC's current base rates; depreciation expense; and an allowed rate of return on the capital expenditures. In the near term, the primary financial impact to AGLC from the pipeline replacement program is reduced cash flow from operating and investing activities, as the timing related to cost recovery does not match the timing of when costs are incurred. However, AGLC is allowed the recovery of carrying costs on the underrecovered balance resulting from the timing difference.

During fiscal 2001, approximately 255 miles of pipe were replaced and AGLC's capital expenditure and operation and maintenance costs related to the program were approximately $50.0 million and $7.5 million, respectively. For fiscal 2000, 248 miles of pipe were replaced, and capital expenditure and operation and maintenance costs were $49.2 million and $8.4 million, respectively. On October 1, 1999, AGLC began recovering costs of the program through the pipeline safety revenue rider. The amount recovered during fiscal 2001 was approximately $3.7 million, compared with $2.0 million for fiscal 2000.

Since the inception of the pipeline replacement program in October 1998, AGLC has incurred approximately $142.4 million in capital expenditure costs and $27.4 million in operation and maintenance costs, of which $5.7 million has been recovered from SFV rates and the pipeline safety revenue rider. In addition to the program being ahead of schedule at September 30, 2001, the program is operating below its established budget as a result of efficiencies in engineering, bidding, construction and project management.

Energy Services Agreement

On November 30, 2000, the VSCC issued its Order Granting Approval (Approval Order) of an energy services agreement between VNG and Sequent, in which VNG designated Sequent as the manager of VNG's gas acquisition and management functions. The Approval Order directed VNG and Sequent to share in any gains realized from the management of VNG's gas assets each year. VNG will credit its portion of all gains from the sharing mechanism to its customers.

Weather Normalization

The weather normalization adjustment rider, authorized by the TRA to offset the impact of unusually cold or warm weather on customer billings and operating margin, remains in effect for CGC. VNG has no weather normalization adjustment rider.

Inventory Assignment

Pursuant to the Deregulation Act, certificated marketers, including AGLC's marketing affiliate, Georgia Natural Gas Services, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process is the allocation of certain pipeline services that AGLC has under contract, including interstate pipeline transportation and gas storage.

In particular, AGLC has allocated the majority of its pipeline storage services that it has under contract to the certificated marketers, along with a corresponding amount of inventory based on the respective market share of the certificated marketers.

As of September 30, 2001, AGLC had $91.9 million in underground natural gas storage. This amount is retained storage used by AGLC to balance temporary differences between certificated marketers' expected and actual demand.

Regulatory Accounting

AGL Resources has recorded regulatory assets and liabilities in its consolidated balance sheets, in accordance with SFAS No. 71, (Accounting for the Effects of Certain Types of Regulation.)

In July 1997, the Emerging Issues Task Force (EITF) concluded that once legislation is passed to deregulate a separable portion of an enterprise, and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that separable portion, SFAS No. 71 should be discontinued for that separable portion of an enterprise. The EITF consensus permits assets and liabilities of a deregulated separable portion to be retained if they are recoverable through the separable portion that remains regulated.

Georgia has enacted legislation that allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates that AGLC, as the local gas distribution company, charges to transport natural gas through its intrastate pipe system will continue to be regulated by the GPSC. Therefore, the continued application of SFAS No. 71 is appropriate for regulatory assets and liabilities related to AGLC's delivery services.

Environmental Matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as manufactured gas plants (MGPs), which AGLC ceased operating in the 1950s. AGLC has been associated with 10 MGP sites in Georgia and 3 in Florida. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

For those elements of the MGP program where AGLC has engineering cost estimates, AGLC believes that the most likely cost of future actions at its MGP sites will be $163.0 million. This estimate still contains various engineering uncertainties, and could increase as contracts are entered into, perhaps by as much as 50%. For those elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available cost estimates. For these elements AGLC believes that the remaining cost of future actions at its MGP sites will be within a range of $8.0 million to $25.2 million. AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Consequently, as of September 30, 2001, AGLC has recorded the sum of $163.0 million plus the lower end of the remaining range, $8.0 million, or a total of $171.0 million, as a liability and a corresponding regulatory asset. This figure does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, legal expenses or other costs for which AGLC may be held liable, but with respect to which the amount cannot be reasonably forecast. AGLC has entered into cost-sharing arrangements with respect to several MGP sites.

As of September 30, 2000, AGLC had recorded a liability of $111.7 million. During fiscal 2001, the liability increased $59.3 million to $171.0 million due to the change in the method of estimating this liability. Previously, the liability was recorded based exclusively on a probabilistic model. During 2001, the estimates were revised to reflect future costs less amounts paid during the year for investigation and cleanup costs. The revision resulted in a corresponding increase in the unrecovered environmental response cost asset.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources adopted SFAS No. 133 on October 1, 2000.

Sequent uses EITF Issue No. 98-10 (EITF 98-10), (Accounting for Contracts Involved in Energy Trading and Risk Management Activities,) in reporting the fair value of its energy contracts and any changes in earnings. EITF 98-10 also provides Sequent factors to consider for purposes of identifying energy trading activities.

During fiscal 2001, AGL Resources recorded an unrealized gain of $0.9 million related to derivative instruments related to commodity-based trading activities.

Competition

Distribution Operations Segment

Distribution operations competes with alternative energy suppliers to distribute natural gas to large commercial and industrial customers. Those customers can switch to alternative fuels, including propane, fuel and waste oils, electricity and, in some cases, combustible wood byproducts. AGLC also competes to distribute gas to large commercial and industrial customers that seek to bypass AGLC's distribution system.

Pursuant to the GPSC's rate case order of June 30, 1998, AGLC has been able to price distribution services to large commercial and industrial customers in one of three ways:

  GPSC-approved rates in AGLC's tariff

  negotiated rates if an existing rate is not priced competitively with a customer's competitive alternative fuel special contracts approved by the GPSC

Additionally, interruptible customers have the option of purchasing delivery service directly from certificated marketers, who are authorized to use capacity on AGLC's distribution system that is allocated to the certificated marketers for firm residential and small commercial customers, whenever such capacity is not being used for firm customers.

Wholesale Services Segment

Sequent, although regionally focused, competes with national and regional full-service energy providers, energy merchants, and producers and pipelines (some of which are larger and better capitalized, with national and global exposure) for sales based on its ability to aggregate competitively priced commodities from the firm transportation capacity of AGL Resources.

Natural gas competes with other forms of energy including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability or price of natural gas and other forms of energy, the level of business activity, conservation, legislation and regulations, the capability to convert to alternative fuels and other factors, including weather, affect demand for natural gas and the level of business of natural gas assets. In addition, increased availability of pricing information to industry participants will continue to exert downward pressure on profit margins in the industry.

Energy Investments Segment

AGL Resources engages in several competitive, energy-related businesses, including gas supply services, wholesale and retail propane sales, and the sale of energy-related products and services for residential, commercial and industrial customers throughout the Southeast. The energy-related businesses are not regulated and typically face competition from other companies in the same or similar businesses.

SouthStar competes with other energy marketers, including certificated marketers in Georgia, to provide natural gas and related services to customers in Georgia and the Southeast. SouthStar began marketing natural gas to all customers in Georgia during the first quarter of fiscal 1999. Marketing efforts during the transition to competition in Georgia consisted of advertising and promotional campaigns. As of September 30, 2001, SouthStar had the largest market share among eight certificated and active marketers in Georgia.

Accounting Developments

Goodwill and Other Intangible Assets

During July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. AGL Resources adopted SFAS No. 142 effective October 1, 2001. As a result, amortization of approximately $5 million on an annualized basis will cease. No impairment charges were recognized as a result of the adoption of SFAS No. 142.

Accounting for Asset Retirement Obligations

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Management has not determined the impact of the implementation of SFAS No. 143 on AGL Resources' consolidated financial statements.

Accounting for Impairment or Disposal of Long-lived Assets

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management has not determined the impact of the implementation of SFAS No. 144 on AGL Resources' consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Market Risk

AGL Resources is exposed to market risks associated with interest rates and commodity prices. At the direction of the Board of Directors, management has established comprehensive risk management policies to monitor and manage these market risks. AGL Resources' Risk Management Committee is responsible for the overall approval of risk management policies and the delegation of approval and authorization levels. The Risk Management Committee comprises senior executives who monitor market risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities.

Interest Rate Risk

Interest rate fluctuations expose AGL Resources' variable-rate debt to changes in interest expense and cash flows. AGL Resources' variable-rate debt consisted of commercial paper, which amounted to $303.4 million as of September 30, 2001. Based on outstanding borrowings at fiscal year end, a 10% change in market interest rates at September 30, 2001 would result in a change in annual pretax expense or cash flows of $1.1 million. As of September 30, 2001, $45.0 million of long-term, fixed-rate debt obligations mature in the following 12 months. Any new debt obtained to refinance this obligation would be exposed to changes in interest rates. A hypothetical 10% change in interest rates on this debt would not have a material effect on earnings.

During fiscal 2001, AGL Resources issued $300 million of senior notes and $150 million of trust preferred securities. Additionally, AGL Resources repaid $20 million of long-term debt. The following table presents the sensitivity of the fair value of AGL Resources' long-term debt and capital securities to a hypothetical 10% decrease in interest rates as of September 30:
In millions	Carrying Value	Estimated Fair Value*	Hypothetical Increase in Fair Value

2001
Long-term debt including current portion	$890.0	$931.5	$60.3
Capital Securities	219.9	228.3	19.4

2000
Long-term debt including current portion	610.0	577.2	34.5
Capital Securities	74.3	65.6	7.0

* Based on quoted market prices for these or similar issues.

+ Calculated based on the change in discounted cash flow, assuming a 10% decrease in interest rates, as of September 30, 2001 and 2000.

Commodity Risk

Wholesale services is exposed to certain market risks indigenous to the natural gas industry or inherent in transactions entered into in the normal course of business. In executing risk management strategies to mitigate these market risks, wholesale services routinely utilizes various types of financial and other instruments including forward contracts involving physical delivery; swap agreements that require payments to or receipt of payments from counter parties based on the differential between a fixed and variable price for the commodity; options; and other contractual arrangements. Details regarding the amounts and terms of these instruments at September 30, 2001, were as follows:

	Purchase (Long)	Sale (Short)	Maximum Term (in years)

Natural gas contracts

Millions of dollars	$2.0	$2.9	Less than one year
Billions of cubic feet	56.7	36.4	Less than one year

During fiscal 2001, AGL Resources recorded an unrealized gain of $0.9 million related to derivative instruments related to commodity-based trading activities.

Consolidated Balance Sheets - Assets
	For the years ended September 30,
In millions	2001	2000

Current assets
Cash and cash equivalents	$2.8	$2.0
Receivables
Gas (less allowance for uncollectible accounts of $6.8 in 2001 and $3.1 in 2000)	55.0	29.9
Other (less allowance for uncollectible accounts of $6.6 in 2001 and $5.2 in 2000)	4.8	13.4
Unbilled revenues	6.5	1.7
Inventories
Natural gas stored underground	110.5	27.7
Liquefied natural gas	3.1	2.1
Materials and supplies	5.9	7.4

Refundable income taxes	-	8.1
Unrecovered seasonal rates	10.2	-
Other current assets	18.6	7.4

Total current assets	217.4	99.7

Property, plant and equipment
Property, plant and equipment	3,097.9	2,459.7
Less accumulated depreciation	1,039.0	822.2

Property, plant and equipment-net	2,058.9	1,637.5

Deferred debits and other assets
Unrecovered pipeline replacement costs	525.2	569.9
Unrecovered environmental response costs	239.7	164.6
Goodwill, net of amortization of $3.9 in 2001	176.2	-
Investments in joint ventures	69.7	78.8
Unrecovered postretirement benefit costs	11.2	7.9
Assigned natural gas stored underground	34.1	-
Other	35.7	29.5

Total deferred debits and other assets	1,091.8	850.7

Total assets	$3,368.1	$2,587.9

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets - Liabilities and Capitalization
	For the years ended September 30,
In millions	2001	2000

Current liabilities
Short-term debt	$303.4	$141.2
Accounts payable-trade	82.4	34.0
Accrued taxes	50.3	20.2
Current portion of long-term debt	45.0	20.0
Accrued interest	25.1	21.5
Accrued wages and salaries	21.1	15.3
Customer deposits	12.7	1.8
Other	46.6	30.8

Total current liabilities	586.6	284.8

Accumulated deferred income taxes	255.5	249.6

Long-term liabilities
Accrued pipeline replacement costs	518.4	568.0
Accrued environmental response costs	171.0	111.7
Accrued postretirement benefit costs	48.3	31.8
Accrued pension costs	6.4	7.3

Total long-term liabilities	744.1	718.8

Deferred credits
Unamortized investment tax credit	21.8	23.2
Regulatory tax liability	14.6	15.5
Other	9.2	10.8

Total deferred credits	45.6	49.5

Commitments and contingencies (Notes 2 and 6)

Capitalization
Long-term debt	845.0	590.0
Subsidiaries obligated mandatorily redeemable preferred securities	219.9	74.3
Common shareholders' equity (see accompanying statements of consolidated common shareholders' equity)	671.4	620.9

Total capitalization	1,736.3	1,285.2

Total liabilities and capitalization	$3,368.1	$2,587.9

See Notes to Consolidated Financial Statements.

Statements of Consolidated Income
	For the years ended September 30,
In millions, except per share amounts	2001	2000	1999

Operating revenues	$1,049.3	$607.4	$1,070.7
Cost of sales	435.7	111.9	544.7

Operating margin	613.6	495.5	526.0

Operating expenses
Operation and maintenance	272.1	247.8	268.2
Depreciation and amortization	100.0	83.2	78.8
Taxes other than income taxes	32.8	26.7	24.4

Total operating expenses	404.9	357.7	371.4

Operating income	208.7	137.8	154.6

Other income (loss)	16.6	15.1	(17.6)
Gain on sale of Utilipro	10.9	-	-
Gain on propane transaction	-	13.1	-
Gain on sales of joint venture interests	-	-	35.6

Earnings before interest and taxes (EBIT)	236.2	166.0	172.6
Interest expense and preferred stock dividends
Interest expense	86.9	51.6	53.0
Dividends on preferred stock of subsidiaries	10.5	6.1	6.1

Total interest expense and preferred stock dividends	97.4	57.7	59.1

Earnings before income taxes	138.8	108.3	113.5

Income taxes	49.9	37.2	39.1

Net income	$88.9	$71.1	$74.4

Earnings per common share (Note 1)
Basic	$1.63	$1.29	$1.30
Diluted	$1.62	$1.29	$1.29
Weighted average number of common shares outstanding (Note1)
Basic	54.5	55.2	57.4
Diluted	54.9	55.2	57.4

See Notes to Consolidated Financial Statements.

Statements of Consolidated Common Shareholders' Equity
	For the years ended September 30,
In millions, except par value and per share amounts	2001	2000	1999

Common Stock
$5 par value; authorized, 100.0 shares; issued, 57.8 in 2000 and 57.8 in 1999
Beginning of year	$289.1	$289.2	$286.6
Benefit, stock compensation, stock award forfeitures, dividend reinvestment and stock purchase plans	(0.1)	(0.1)	2.6

End of year	289.0	289.1	289.2

Premium on common stock
Beginning of year	200.2	200.0	193.0
Benefit, stock compensation, dividend reinvestment and stock purchase plans	-	-	7.5
Gain on issuance of treasury stock	2.1	0.2	-
Other	0.5	-	(0.5)

End of year	202.8	200.2	200.00

Earnings reinvested
Beginning of year	197.8	186.7	174.5
Net income	88.9	71.1	74.4
Loss on issuance of treasury stock	-	(0.2)	(0.1)
Common stock dividends ($1.08 per share in 2001, 2000 and 1999)	(58.6)	(59.8)	(62.1)
Other	(0.5)	-	-

End of year	227.6	197.8	186.7

Other comprehensive income
Beginning of year	-	-	-
Unrealized loss on interest rate hedge	(0.5)	-	-

End of year	(0.5)	-	-

Shares held in treasury (at cost)
2.7 shares in 2001, 3.8 shares in 2000 and 0.7 shares in 1999
Beginning of year	(66.2)	(14.4)	-
Repurchase of shares	-	(62.1)	(16.1)
Issuance of treasury stock	18.7	10.3	1.7

End of year	(47.5)	(66.2)	(14.4)

Total common shareholders' equity	$671.4	$620.9	$661.5

See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows
	For the years ended September 30,
In millions	2001	2000	1999

Cash flows from operating activities
Net income	$88.9	$71.1	$74.4
Adjustments to reconcile net income to net cash flow provided by operating activities
Depreciation and amortization	101.3	84.4	81.8
Gain on sale of Utilipro	(10.9)	-	-
Gain on propane transaction	-	(13.1)	-
Gain on sales of joint venture interests	-	-	(35.6)
Equity in joint venture (earnings) losses	(11.1)	(6.7)	14.0
Deferred income taxes	6.7	37.1	9.0
Other	(1.3)	(1.3)	(2.0)
Changes in certain assets and liabilities, net of assets and liabilities acquired
Receivables	(0.4)	(1.3)	71.0
Inventories	(83.3)	29.7	103.5
Deferred purchased gas adjustment	3.1	(2.7)	(11.7)
Gas cost credits	(0.2)	(37.9)	37.9
Unrecovered seasonal rates	(10.2)	-	-
Accounts payable	31.4	2.7	(17.1)
Customer deposits	5.9	(5.6)	(23.1)
Environmental response costs - net	(15.7)	(5.1)	(17.2)
Accrued taxes	30.9	(13.5)	21.1
Other - net	(35.3)	13.8	(39.0)

Net cash flow provided by operating activities	99.8	151.6	267.0

Cash flows from financing activities
Net payments and borrowings of short-term debt	162.2	139.7	(75.0)
Borrowings of long-term debt	300.0	-	-
Payments of long-term debt	(20.0)	(50.0)	-
Sale of common stock, net of expenses and noncash dividends	-	-	1.2
Issuance of trust preferred securities	145.6	-	-
Purchase of treasury shares	-	(62.1)	(16.1)
Sale of treasury shares, net of noncash dividends	18.2	1.6	0.3
Dividends paid on common shares	(53.9)	(51.2)	(52.8)

Net cash flow provided by (used in) financing activities	552.1	(22.0)	(142.4)

Cash flows from investing activities
Acquisition of VNG, net of cash acquired	(541.2)	-	-
Property, plant and equipment expenditures	(155.7)	(157.8)	(147.3)
Cash received from sale of Utilipro	17.9	-	-
Cash received from propane transaction	-	9.1	-
Cash received from sales of joint venture interests	-	-	65.0
Net investment in joint ventures	3.5	(4.5)	(4.4)
Cash received from (provided to) joint ventures	16.3	(8.7)	1.8
Retirements, net of removal costs and salvage	3.9	3.6	7.8
Other	4.2	(2.2)	(15.5)

Net cash flow used in investing activities	(651.1)	(160.5)	(92.6)

Net increase (decrease) in cash and cash equivalents	0.8	(30.9)	32.0
Cash and cash equivalents at beginning of period	2.0	32.9	0.9

Cash and cash equivalents at end of period	$2.8	$2.0	$32.9

Cash paid during the period for
Interest	$83.3	$56.1	$60.5
Income taxes	37.3	24.2	17.0

See Notes to Consolidated Financial Statements.

> Note 1

Significant Accounting Policies

Nature of Our Business

AGL Resources Inc. is a registered public utility holding company that manages its business in three operating segments and one nonoperating segment. AGL Resources Inc. and its subsidiaries are collectively referred to as AGL Resources.

Distribution Operations Segment. The distribution operations segment includes the results of operations and financial condition of AGL Resources' three natural gas local distribution companies: Atlanta Gas Light Company (AGLC), Virginia Natural Gas, Inc. (VNG) and Chattanooga Gas Company (CGC).

Effective October 1, 2000, AGL Resources acquired all the outstanding common stock of VNG, a wholly owned subsidiary of Consolidated Natural Gas Company and an indirect subsidiary of Dominion Resources, Inc. (DRI). The purchase price of approximately $535 million, paid in cash, included approximately $7.5 million in working capital. The acquisition was accounted for as a purchase for financial accounting purposes, and as a result VNG's operations were consolidated with those of AGL Resources beginning October 1, 2000. The excess purchase price of $183.6 million over the fair value of the assets acquired and liabilities assumed was allocated to goodwill, which was being amortized using a life of 40 years. Effective October 1, 2001, AGL Resources adopted Statement of Financial Accounting Standards (SFAS) No. 142, (Goodwill and Other Intangible Assets.) See page 42.

AGLC conducts its primary business, the distribution of natural gas, throughout most of Georgia. VNG distributes natural gas in southeastern Virginia. CGC distributes natural gas in the Chattanooga area of Tennessee. The Georgia Public Service Commission (GPSC) regulates AGLC; the Virginia State Corporation Commission (VSCC) regulates VNG; and the Tennessee Regulatory Authority (TRA) regulates CGC. The GPSC, the VSCC and the TRA regulate distribution operations with respect to rates, maintenance of accounting records and various other matters. Generally, distribution operations utilizes the same accounting policies and practices utilized by nonregulated companies for financial reporting under accounting principles generally accepted in the United States of America. However, sometimes the GPSC, the VSCC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers.

Wholesale Services Segment. The wholesale services segment includes the results of operations and financial condition of Sequent Energy Management, LP (Sequent), AGL Resources' asset optimization and wholesale trading and marketing company. Asset optimization focuses on capturing the value from idle or underutilized assets, typically by employing transactions that balance the needs of varying markets. During fiscal 2000, Sequent primarily provided gas procurement services to AGLC and CGC.

Energy Investments Segment. The energy investments segment includes the results of operations and financial condition of AGL Resources' investments in SouthStar Energy Services, LLC (SouthStar) and US Propane LLC (US Propane), as well as its wholly owned subsidiaries, AGL Networks, LLC (AGL Networks) and, through the date of sale, Utilipro, Inc. (Utilipro).

SouthStar is a joint venture in which a subsidiary of AGL Resources is a 50% owner; a subsidiary of Dynegy Holdings, Inc. is a 20% owner; and a subsidiary of Piedmont Natural Gas Company is a 30% owner. Although AGL Resources owns 50% of SouthStar, it does not have a controlling interest, as each owner has an equal vote within the governing board of SouthStar. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the first quarter of fiscal 1999 under the trade name Georgia Natural Gas Services.

On February 15, 2000, AGL Resources entered into a definitive agreement to combine its propane operations with the propane operations of Atmos Energy Corporation, Piedmont Natural Gas Company and TECO Energy, Inc. The joint venture, which is called US Propane, subsequently combined US Propane's operations with Heritage Propane Partners (Heritage Propane). The transaction closed on August 10, 2000 (the propane transaction). Through the transaction, US Propane acquired ownership of the general partner, as well as certain limited partner units, of Heritage Propane, a master limited partnership that distributes propane throughout the United States. As a result of the transaction, AGL Resources has a 22.36% ownership interest in US Propane, which in turn owns 30.8% of Heritage Propane. AGL Resources received $9.1 million and recognized a pretax and aftertax gain of $13.1 million and $10.7 million, respectively, during August 2000.

AGL Networks was formed on August 15, 2000, for the purpose of leasing to other telecommunications companies the underground infrastructure needed to deliver high-speed networks.

On November 6, 2001, AGL Networks announced its purchase of a telecommunications network in Atlanta from ACSI Network Technologies, Inc. The network includes Atlanta's central business district and extends through several areas north of the city.

Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States, to Alliance Data Systems Corporation for $17.9 million, resulting in a pretax gain of $10.9 million.

Corporate Segment. The corporate segment includes the results of operations and financial condition of AGL Resources' nonoperating business units, including AGL Services Company (AGSC) and AGL Capital Corporation. AGSC is a service company established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). AGL Capital Corporation was established to finance the acquisition of VNG; refinance existing short-term debt; and fund ongoing financing needs of AGL Resources and its subsidiaries through a commercial paper program, the issuance of various debt and hybrid securities, and other financing mechanisms. All the costs associated with AGSC and the financing costs associated with AGL Capital Corporation are allocated to the operating segments, in accordance with PUHCA. Corporate also includes intercompany eliminations for transactions between operating business segments.

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

  AGLC

  VNG

  CGC

  Sequent

  AGL Networks

Prior to the sale of Utilipro, Utilipro's assets, liabilities and earnings were included in the consolidated financial statements. The outside investors' ownership interest was recorded as minority interest. As a result of the sale, as of September 30, 2001, there was no minority interest. As of September 30, 2000, the minority interest was immaterial.

The Equity Method. The equity method is utilized to account for and report corporate joint ventures where AGL Resources holds a 20% to 50% voting interest, unless control can be exercised over the entity. Under the equity method, AGL Resources' ownership interest in the entity is reported as an investment within its consolidated balance sheets. Additionally, AGL Resources' percentage ownership in the joint venture's earnings or losses is reported in its statements of consolidated income under other income.

AGL Resources utilizes the equity method to account for and report its investments in the following:

  SouthStar

  US Propane

Concentration of Credit Risk

AGLC has a concentration of credit risk related to the provision of services to Georgia's certificated marketers. At September 30, 1998 (prior to deregulation), AGLC billed approximately 1.4 million end-use customers in Georgia for its services. In contrast, at September 30, 2001, AGLC billed eight certificated and active marketers in Georgia for services. These marketers, in turn, billed end-use customers.

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

  Pursuant to AGLC's tariff, each certificated marketer is required to maintain security for its obligations to AGLC in an amount equal to at least two times the marketer's estimated maximum monthly bill in the form of a cash deposit, letter of credit, surety bond or guaranty from a creditworthy guarantor.

  Intrastate delivery service is billed in advance rather than in arrears.

For fiscal 2001, the three largest certificated marketers based on customer count, one of which was SouthStar, accounted for approximately 67.1% of AGL Resources' and 69.5% of distribution operations' operating margin. As of September 30, 2001, only gas receivables attributable to CGC and VNG were due from end-use customers. As of September 30, 2000, only gas receivables attributable to CGC were due from end-use customers.

AGLC also faces potential credit risk in connection with assignments to certificated marketers of interstate pipeline transportation and storage capacity. Although AGLC has assigned this capacity to the certificated marketers, in the event the certificated marketers fail to pay the interstate pipelines for the capacity, the interstate pipelines would in all likelihood seek repayment from AGLC. This risk is mitigated somewhat by the fact that the interstate pipelines require the certificated marketers to maintain security for their obligations to the interstate pipelines arising out of the assigned capacity.

On October 26, 1999, Peachtree Natural Gas, LLC (Peachtree), at that time the fifth-largest certificated marketer in Georgia based on customer count, filed for protection under Chapter 11 of the United States Bankruptcy Code. As of the date of Peachtree's bankruptcy filing, Peachtree owed AGLC approximately $14 million for prepetition delivery service and other services and charges. As of October 11, 2001, all material issues arising out of Peachtree's bankruptcy that could affect AGL Resources and its subsidiaries were resolved pursuant to the terms of a court-approved settlement agreement. The resolution of these issues had no material adverse effect on AGL Resources or its subsidiaries in excess of previously recorded bad debt reserves.

Inventory

In Georgia's competitive environment, certificated marketers, including AGLC's marketing affiliate, SouthStar, began selling natural gas to firm end-use customers at market-based prices in November 1998. Part of the unbundling process that provides for this competitive environment is the assignment to certificated marketers of certain pipeline services that AGLC has under contract. AGLC has assigned the majority of its pipeline storage services that it has under contract to the certificated marketers along with a corresponding amount of inventory.

AGLC's and VNG's gas inventories are stated at the weighted average costing method. Materials and supplies inventories are stated at the lower of average cost or market.

CGC changed its costing method for its gas inventories from last-in, first-out to weighted average cost effective October 1, 2000. In management's opinion, the weighted average inventory costing method provides for a better matching of costs and revenue from the sale of gas and is more consistent with AGLC and VNG. Because CGC recovers all its gas costs through a purchased gas adjustment (PGA) mechanism, there was no cumulative effect resulting from the change in the inventory costing method.

Property, Plant and Equipment

Distribution Operations. Distribution operations' property, plant and equipment consists of property and equipment that is in use, being held for future use and under construction. It is reported at its original cost, which includes:

  material and labor

  contractor costs

  construction overhead costs (where applicable)

  an allowance for funds used during construction

Property retired or otherwise disposed of is charged to accumulated depreciation.

Wholesale Services, Energy Investments and Corporate. Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Accounting for Asset Retirement Obligations

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, (Accounting for Asset Retirement Obligations.) Management has not determined the impact of the implementation of SFAS No. 143 on AGL Resources' consolidated financial statements.

Evaluation of Assets for Impairment

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires AGL Resources to review long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on undiscounted cash flows. Any impairment losses are reported in the period in which the recognition criteria are first applied based on the fair value of the asset. In accordance with SFAS No. 121, AGL Resources has evaluated its long-lived assets for financial impairment. As of September 30, 2001, AGL Resources believes that no asset impairments exist.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, (Accounting for the Impairment or Disposal of Long-Lived Assets.) Management has not determined the impact of the implementation of SFAS No. 144 on AGL Resources' consolidated financial statements.

Goodwill and Other Intangible Assets

During July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. AGL Resources adopted SFAS No. 142 effective October 1, 2001. As a result, goodwill amortization of approximately $5 million on an annualized basis will cease. No impairment charges were recognized as a result of the adoption of SFAS No. 142.

Accumulated Deferred Income Taxes

The reporting of AGL Resources' assets and liabilities for financial accounting purposes differs from the reporting for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. AGLC's and CGC's investment tax credits have been deferred and are being amortized as credits to income over the estimated lives of the related properties in accordance with regulatory treatment.

Revenues

Distribution Operations. Revenues are recorded when services are provided to customers. Those revenues are based on rates approved by the GPSC, the VSCC and the TRA.

As required by the GPSC, in July 1998, AGLC began billing marketers for each residential, commercial and industrial customer's distribution costs in equal monthly installments. As required by the GPSC, effective February 1, 2001, AGLC implemented a seasonal rate design for the calculation of each residential customer's annual straight fixed variable (SFV) capacity charge, which is billed to certificated marketers and reflects the historic volumetric usage pattern for the entire residential class. Generally, this change should result in residential customers being billed by the certificated marketers for a higher capacity charge in the winter months and a lower charge in the summer months. This requirement has an operating cash flow impact, but does not change AGLC's revenue recognition. As a result, AGLC continues to recognize its residential SFV capacity revenues for financial reporting purposes in equal monthly installments. Any difference between the billings under the new seasonal rate design and the SFV revenue recognized is deferred and will be reconciled on an annual basis. As of September 30, 2001, AGLC had unrecovered seasonal rates of approximately $10.2 million (included as a current asset in the consolidated balance sheet) related to the difference between the billings under the new seasonal rate design and the SFV revenue recognized.

VNG and CGC employ rate structures that include volumetric rate designs that allow recovery of costs through gas usage. Revenues from sales and transportation services are recognized in the same period in which the related volumes are delivered to customers. VNG and CGC bill and recognize sales revenues from residential and certain commercial and industrial customers on the basis of scheduled meter readings. In addition, revenues are recorded for estimated deliveries of gas, not yet billed to these customers, from the meter reading date to the end of the accounting period, which are included in the consolidated balance sheets as unbilled revenue. For wholesale and other commercial and industrial customers, revenues are based upon actual deliveries to the end of the period.

The TRA has authorized a weather normalization adjustment rider for CGC. This rider is designed to offset the impact of unusually cold or warm weather on customer billings and operating margin. VNG has no weather normalization adjustment rider.

Wholesale Services and Energy Investments. Wholesale services and energy investments revenues are recorded when services are provided to customers. Intercompany profits from sales between segments are eliminated in the corporate segment and are recognized as goods are sold to end-use customers.

Cost of Sales

VNG and CGC charge their customers for the natural gas they consume using PGA mechanisms set by the VSCC and the TRA. Under the PGA, VNG and CGC defer (include as a current asset or liability in the consolidated balance sheets and exclude from the statements of consolidated income) the difference between the actual cost of gas and what is collected from customers in a given period. Then, VNG and CGC either bill or refund to customers the deferred amount.

Depreciation Expense

Depreciation expense for distribution operations is computed by applying composite, straight-line rates (approved by the GPSC, the VSCC and the TRA) to the investment of depreciable property. The composite straight-line depreciation rate for distribution operations was approximately 3.0%, 3.1% and 3.1% for depreciable property excluding transportation equipment during fiscal 2001, 2000 and 1999, respectively. Transportation equipment is depreciated on a straight-line basis over a period of 5 to 10 years. Depreciation expense for other segments is computed on a straight-line basis over a period of 1 to 35 years.

Allowance for Funds Used During Construction (AFUDC)

Construction projects in Georgia, Virginia and Tennessee are financed with debt, equity and funds from operations. The GPSC and the TRA allow AGLC and CGC, respectively, to record the cost of those funds as part of the cost of construction projects in AGL Resources' consolidated balance sheets and as AFUDC in the statements of consolidated income. The Georgia portion of AFUDC is calculated based upon a rate authorized by the GPSC. Beginning July 1, 1998, the GPSC authorized a rate of 9.11% for AFUDC. The CGC portion of AFUDC is calculated based upon a rate authorized by the TRA. Effective October 7, 1998, the TRA authorized a rate of 9.08% for AFUDC. VNG's capital expenditures do not qualify for AFUDC treatment.

Corporate Reorganization

AGL Resources undertook an operational excellence project during fiscal 2000. The goal was to improve productivity and profitability through internal operational activity reassessment supported with external benchmarks. The project concluded prior to September 30, 2000, and resulted in AGL Resources reorganizing various functions and identifying specific positions to be eliminated. A one-time pretax charge of $6.3 million was recorded in the fourth quarter of fiscal 2000.

Earnings per Common Share

Basic earnings per common share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflect the dilution that could occur when potential common shares are added to common shares outstanding. Diluted earnings per common share are calculated quarterly, and the number of incremental shares to be included at year-end is the weighted average of each quarterly calculation. AGL Resources' potential common shares are derived from performance units whose future issuance is contingent upon the satisfaction of certain performance criteria, and stock options whose exercise prices were less than the average market price of the common shares for the respective periods. Performance units totaling 7,144 and 7,904 qualified as potential common shares for diluted earnings per share purposes during fiscal 2001 and fiscal 2000, respectively. An average of 352,012, 38,761 and 92,045 incremental shares qualified as potential common shares for fiscal 2001, 2000 and 1999, respectively, because the exercise prices of those options were less than the average market price of the common shares for the respective periods.

Statement of Cash Flows

For the reporting of cash flows, cash equivalents are defined as highly liquid investments that have an original maturity of three months or less. Noncash investing and financing transactions include the issuance of common stock for ResourcesDIRECT, a stock purchase and dividend reinvestment plan; the Retirement Savings Plus Plan (RSP Plan); the Long-Term Stock Incentive Plan (LTSIP); the Long-Term Incentive Plan (LTIP); the Nonqualified Savings Plan (NSP); the Dividend Reinvestment Plan (DRIP); and the Non-Employee Directors Equity Compensation Plan (Directors Plan) of $14.5 million in fiscal 2001, $9.4 million in fiscal 2000 and $11.3 million in fiscal 1999.

Risk Management

AGL Resources is exposed to market risks associated with interest rates and commodity prices. At the direction of the Board of Directors, management has established comprehensive risk management policies to monitor and manage these market risks. AGL Resources' Risk Management Committee is responsible for the overall approval of risk management policies and the delegation of approval and authorization levels. The Risk Management Committee comprises senior executives who monitor market risk positions, corporate exposures, credit exposures and overall results of AGL Resources' risk management activities.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, (Accounting for Derivative Instruments and Hedging Activities.) SFAS No. 133, as amended by SFAS No. 138, (Accounting for Certain Derivative Instruments and Certain Hedging Activities,) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. AGL Resources adopted SFAS No. 133 on October 1, 2000. The impact of the adoption of SFAS No. 133 on AGL Resources' consolidated financial statements at October 1, 2000 was immaterial.

Sequent uses Emerging Issues Task Force (EITF) Issue No. 98-10 (EITF 98-10), (Accounting for Contracts Involved in Energy Trading and Risk Management Activities,) in reporting the fair value of its energy contracts and any changes in earnings. EITF 98-10 also provides Sequent factors to consider for purposes of identifying energy trading activities.

During fiscal 2001, AGL Resources recorded an unrealized gain of $0.9 million related to derivative instruments related to commodity-based trading activities.

AGL Resources enters into various gas put and/or call agreements as part of its trading activities, which primarily focus on: (1) managing AGL Resources' overall gas cost, (2) generating premium income on options and (3) ensuring adequate gas reserves. The contract terms normally last one calendar month and are designed to protect AGL Resources against the adverse effects that daily gas index fluctuations may have on gas purchases.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters, including:

  reported amounts of certain assets and liabilities in AGL Resources' consolidated balance sheets as of the dates of the financial statements disclosure of contingent assets and liabilities as of the dates of the financial statements reported amounts of certain revenues and expenses in AGL Resources' statements of consolidated income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

Change in Fiscal Year End

Historically, AGL Resources' fiscal year ended September 30. For 2002, AGL Resources will change its fiscal year end to December 31.

Other

Certain amounts in financial statements of prior years have been reclassified to conform to the presentation of the current year for comparative purposes. Those reclassifications did not affect consolidated net income for the years presented.

> Note 2

Regulatory Assets and Liabilities

AGL Resources' regulatory assets and liabilities at September 30 are summarized in the following table:
In millions	2001	2000

Regulatory assets:
Unrecovered pipeline replacement costs	$525.2	$569.9
Unrecovered environmental response costs	239.7	164.6
Unrecovered seasonal rates	10.2	-
Unrecovered postretirement benefit costs	11.2	7.9
Deferred transition to competition costs	3.8	6.4
Deferred purchased gas adjustment	6.2	5.5
Other	9.4	13.1

Total	$805.7	$767.4

Regulatory liabilities:
Unamortized investment tax credit	$21.8	$23.2
Regulatory tax liability	14.6	15.5
Other	4.5	1.4

Total	$40.9	$40.1

The GPSC, the VSCC and the TRA regulate the distribution businesses in Georgia, Virginia and Tennessee, respectively. AGL Resources generally uses the same accounting policies and practices used by nonregulated companies for financial reporting under accounting principles generally accepted in the United States of America. Sometimes, however, the GPSC, the VSCC and the TRA order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers. When that happens, certain expenses and income must be deferred and reported in the consolidated balance sheets as regulatory assets and liabilities. These deferred items are then recognized in the statements of consolidated income through amortization when the items are included in the rates charged to distribution operations' customers.

AGL Resources has recorded assets and liabilities in its consolidated balance sheets in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." In July 1997, the EITF concluded that once legislation is passed to deregulate a separable portion of an enterprise and that legislation includes sufficient detail for the enterprise to determine how the transition plan will affect that separable portion, SFAS No. 71 should be discontinued for that separable portion of an enterprise. The EITF consensus permits assets and liabilities of a deregulated separable portion to be retained if they are recoverable through the separable portion that remains regulated.

Georgia has enacted legislation, the Deregulation Act, which allows deregulation of natural gas sales and the separation of some ancillary services of local natural gas distribution companies. However, the rates local gas distribution companies charge to transport natural gas through their intrastate pipe system will continue to be regulated by the GPSC. Therefore, the continued application of SFAS No. 71 is appropriate for regulatory assets and liabilities related to AGLC's delivery services.

Transition to Competition Costs

On October 19, 1999, the GPSC approved an order allowing AGLC to defer certain transition to competition costs for fiscal year 2000 that AGLC considered to be "stranded" as a result of deregulation (Order). In accordance with the Order, AGLC deferred transition to competition expenses related to severance, customer service and property. Such deferred expenses are recorded as regulatory assets under deferred debits and other assets on AGLC's balance sheets and are being amortized over a five-year period beginning October 1, 1999. In order to be deferred during fiscal 2000, the cost must have been one that:

  AGLC was still incurring but, as a result of deregulation, was no longer receiving revenue from the rate or rates that were set based on that cost was prudently incurred

  could not be mitigated

During fiscal 2000, AGLC deferred approximately $10 million of transition to competition cost.

Of the total transition to competition costs, AGLC amortized $2.0 million during fiscal 2001 and 2000, leaving an unamortized balance, net of deferred taxes, of $3.8 million at September 30, 2001 and $6.4 million at September 30, 2000.

AGLC Pipeline Replacement Program

On January 8, 1998, the GPSC issued procedures and set a schedule for hearings about alleged pipeline safety violations. On July 21, 1998, the GPSC approved a settlement between AGLC and the staff of the GPSC that details a 10-year pipeline replacement program for approximately 2,300 miles of cast iron and bare steel pipe. Over that 10-year period, AGLC will recover from end-use customers, through billings to certificated marketers, the costs related to the program net of any cost savings from the program. All such amounts will be recovered through a combination of SFV rates and a pipeline safety revenue rider. October 1, 2001 marked the beginning of the fourth year of the 10-year pipeline replacement program. To date the total mileage of cast iron and bare steel pipe replaced is 750 miles. The estimated present value of the total remaining capital costs of this program, as of September 30, 2001, is approximately $518.4 million. AGLC has recorded a long-term liability and a corresponding regulatory asset in the consolidated balance sheet as of September 30, 2001, in the amount of $518.4 million for the capital expenditures in connection with the pipeline replacement program.

The capital expenditure costs incurred from the pipeline replacement program are capitalized and depreciated over the life of the assets. The operation and maintenance costs are expensed as incurred. Recoveries, which are recorded as revenue, are based on a formula that allows AGLC to recover operation and maintenance costs that are in excess of those included in AGLC's current base rates; depreciation expense; and an allowed rate of return on the capital expenditures. In the near term, the primary financial impact to AGLC from the pipeline replacement program is reduced cash flow from operating and investing activities, as the timing related to cost recovery does not match the timing of when costs are incurred. However, AGLC is allowed the recovery of carrying costs on the underrecovered balance resulting from the timing difference.

During fiscal 2001, approximately 255 miles of pipe were replaced, and AGLC's capital expenditure costs and operation and maintenance costs related to the program were approximately $50.0 million and $7.5 million, respectively. For fiscal 2000, 248 miles of pipe were replaced, and capital expenditure costs and operation and maintenance costs were $49.2 million and $8.4 million, respectively. On October 1, 1999, AGLC began recovering costs of the program through the pipeline safety revenue rider. The amount recovered during fiscal 2001 was approximately $3.7 million, compared to $2.0 million for fiscal 2000.

Since the inception of the pipeline replacement program in October 1998, AGLC has incurred approximately $142.4 million in capital expenditure costs and $27.4 million in operation and maintenance costs, of which $5.7 million has been recovered from SFV rates and the pipeline safety revenue rider. In addition to the program being ahead of schedule at September 30, 2001, the program is operating below its established budget as a result of efficiencies in engineering, bidding, construction and project management.

Environmental Matters

Before natural gas was widely available in the Southeast, AGLC manufactured gas from coal and other fuels. Those manufacturing operations were known as manufactured gas plants (MGPs), which AGLC ceased operating in the 1950s. Because of recent environmental concerns, AGLC is required to investigate possible environmental contamination at those plants and, if necessary, clean up any contamination.

AGLC has been associated with 10 MGP sites in Georgia and 3 in Florida. Based on investigations to date, AGLC believes that some cleanup is likely at most of the sites. In Georgia, the state Environmental Protection Division (EPD) supervises the investigation and cleanup of MGP sites. In Florida, the U.S. Environmental Protection Agency (EPA) has that responsibility.

By March 31, 2001, AGLC had obtained approval from EPD of corrective action plans for nine Georgia sites. In addition, AGLC, along with other parties, has started an EPA-approved cleanup in St. Augustine, Florida, and expects to receive EPA approval for the first phase of cleanup in Sanford, Florida, within the next few months.

AGLC has historically reported cleanup cost estimates for remediation based on probabilistic models of potential costs. As cleanup options and plans continue to develop and cleanup contracts are entered into, AGLC is increasingly able to provide conventional engineering estimates of the likely costs of many elements of its MGP program. Accordingly, AGLC updated its MGP cleanup cost estimates, where possible, to reflect these engineering estimates. For those elements of the MGP program where AGLC has engineering cost estimates, AGLC believes that the most likely cost of future actions at its MGP sites will be $163.0 million. This estimate still contains various engineering uncertainties, and could increase as contracts are entered into, perhaps by as much as 50%. For those elements of the MGP program where AGLC still cannot perform engineering cost estimates, there remains considerable variability in available cost estimates. For these elements AGLC believes that the remaining cost of future actions at its MGP sites will be within a range of $8.0 million to $25.2 million. AGLC cannot at this time identify any single number within this range as a better estimate of its likely future costs. Consequently, as of September 30, 2001, AGLC has recorded the sum of $163.0 million plus the lower end of the remaining range, $8.0 million, or a total of $171.0 million, as a liability and a corresponding regulatory asset. This figure does not include other potential expenses, such as unasserted property damage, personal injury or natural resource damage claims, legal expenses, or other costs for which AGLC may be held liable, but with respect to which the amount cannot be reasonably forecast.

AGLC has entered into a contract with The Retec Group, Inc. (Retec) (formerly ThermoRetec Consulting Corporation) for management of the investigation and cleanup of AGLC's MGP sites. Under this contract, AGLC's former MGP sites are classified into two categories. Where AGLC is not the primary responsible party, Retec will provide management oversight and coordination between AGLC and other responsible parties. At all other sites, Retec will provide all services that will eventually result in cleanup and regulatory finality for those MGP sites within specified deadlines. With respect to these latter sites, the agreement between AGLC and Retec establishes a performance-based fee arrangement, under which a portion of Retec's compensation is tied to the relationship between certain specified components of the cleanup costs and specified benchmarks for those cost components. Management does not believe the outsourcing of the management will have a material effect on the total future cost of investigating and cleaning up the MGP sites.

As of September 30, 2000, AGLC had recorded a liability of $111.7 million. During fiscal 2001, the liability increased $59.3 million to $171.0 million due to the change in the method of estimating this liability. Previously, the liability was recorded based exclusively on a probabilistic model. During 2001, the estimates were revised to reflect future costs less amounts paid during the year for investigation and cleanup costs. The revision resulted in a corresponding increase in the unrecovered environmental response cost asset.

AGLC has two ways of recovering investigation and cleanup costs. First, the GPSC has approved an environmental response cost recovery rider. It allows the recovery of costs of investigation, testing, cleanup and litigation. Because of that rider, AGLC has recorded a regulatory asset for actual and projected future costs related to investigation and cleanup, to be recovered from the ratepayers in future years. During fiscal 2001, AGLC recovered $13.4 million through its environmental response cost recovery rider.

The second way AGLC can recover costs is by exercising the legal rights AGLC believes it has to recover a share of its costs from other potentially responsible parties, typically former owners or operators of the MGP sites. AGLC has been actively pursuing either recoveries or cost-sharing mechanisms. There were no material recoveries during fiscal 2001.

> Note 3

Employee Benefit Plans and Stock-based Compensation Plans

Substantially all of AGL Resources' employees are eligible to participate in its employee benefit plans.

Pension Benefits

AGL Resources sponsors a defined benefit retirement plan (Retirement Plan) for its employees. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. AGL Resources generally calculates the benefits under the Retirement Plan based on age, years of service and pay. AGL Resources' employees do not contribute to the Retirement Plan. AGL Resources funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. AGL Resources calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds and cash equivalents.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the Retirement Plan effective October 1, 2000. AGL Resources assumed a liability of $39.5 million as of October 1, 2000 related to VNG's employees and received $38.6 million of assets from DRI to compensate for the obligation assumed by AGL Resources for service to date.

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

The following tables present details about AGL Resources' pension plans at September 30:
In millions	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$207.5	$223.0
Acquisition	39.5	-
Service cost	3.2	3.4
Interest cost	18.5	15.9
Plan amendment	-	(12.8)
Actuarial loss (gain)	12.9	(6.7)
Benefits paid	(17.2)	(15.3)

Benefit obligation at end of year	$264.4	$207.5

Change in plan assets:
Fair value of plan assets at beginning of year	$235.3	$236.7
Acquisition	38.6	-
Actual return on plan assets	(7.6)	13.2
Employer contribution	1.3	0.8
Benefits paid	(17.2)	(15.4)

Fair value of plan assets at end of year	$250.4	$235.3

Funded status:
Plan assets (less) greater than benefit obligation at end of year	$(14.0)	$27.8
Unrecognized net loss (gain)	17.3	(24.0)
Unrecognized prior service cost (benefit)	(9.0)	(9.6)
Unrecognized net asset	(0.7)	(1.5)

Accrued pension cost	$(6.4)	$(7.3)

Dollars in millions	2001	2000	1999

Assumptions as of June 30:
Discount rate	7.5%	8.0%	7.8%
Expected return on plan assets	8.3%	8.3%	8.3%
Rate of compensation increase	3.8%	3.8%	4.3%

Components of net annual pension cost:
Service cost	$3.2	$3.4	$5.2
Interest cost	18.5	15.9	16.9
Expected return on plan assets	(21.1)	(18.2)	(16.9)
Net amortization	(1.4)	(1.3)	-

Net annual pension cost	(0.8)	(0.2)	5.2
Curtailment loss	0.3	2.8	2.3

Net annual pension cost after curtailments	$(0.5)	$2.6	$7.5

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50. The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources' projected benefit obligation has been reduced.

In fiscal 2001, 2000 and 1999, AGL Resources recorded a curtailment loss of $0.3 million, $2.8 million and $2.3 million, respectively, related to the early retirement of certain officers included in the supplemental retirement plan.

Employee Savings Plan Benefits

AGL Resources also sponsors the RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, AGL Resources made matching contributions to participant accounts in the following amounts:

  $4.0 million in fiscal 2001

  $3.0 million in fiscal 2000

  $3.5 million in fiscal 1999

AGL Resources also sponsors the NSP, an unfunded, nonqualified plan similar to the RSP Plan. The NSP provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. AGL Resources' contributions to the NSP during fiscal 2001, 2000 and 1999 were not significant.

As a result of the acquisition of VNG, employees of VNG became eligible to participate in the RSP and the NSP, effective October 1, 2000.

Effective July 1, 2000, the RSP Plan was amended for participants under age 50 to increase company matching contributions to 65 cents for each dollar an employee contributes up to 8% of total compensation (base salary, overtime and bonuses). Formerly, AGL Resources matched contributions at the rate of 65 cents for each dollar an employee contributed up to 6% of base salary plus overtime. Also, the vesting period under the RSP Plan was reduced from five years to three years.

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

The GPSC, the VSCC and the TRA each approved phase-ins that defer a portion of other postretirement benefits expense for future recovery over a 19- to 40-year period. A regulatory asset of $11.2 million has been recorded for the total amount.

As a result of the acquisition of VNG, VNG employees became eligible to participate in the AGL Resources defined benefit postretirement health care and life insurance plans. AGL Resources assumed a liability of $23.0 million as of October 1, 2001 related to VNG employees and received $11.9 million in assets from DRI to compensate for the obligation assumed by AGL Resources for service to date.

The following tables present details about AGL Resources' postretirement benefits at September 30:
In millions	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$113.2	$102.7
Acquisition	23.0	-
Service cost	1.7	0.8
Interest cost	10.7	7.8
Actuarial loss	7.0	8.6
Benefits paid	(9.6)	(6.7)

Benefit obligation at end of year	$146.0	$113.2

Change in plan assets:
Fair value of plan assets at beginning of year	$31.8	$28.7
Acquisition	11.9	-
Actual return on plan assets	0.2	1.6
Employer contribution	9.6	8.2
Benefit paid	(9.6)	(6.7)

Fair value of plan assets at end of year	$43.9	$31.8

Funded status:
Accumulated benefit obligation in excess of plan assets	$(102.1)	$(81.4)
Unrecognized gain	9.3	(3.5)
Unrecognized transition amount	44.5	53.1

Accrued benefit cost	$(48.3)	$(31.8)

	2001	2000	1999

Assumptions as of June 30:
Discount rate	7.5%	8.0%	7.8%
Expected return on plan assets	8.3%	8.3%	8.3%

For purposes of measuring the accumulated postretirement benefit obligation, the assumed health care inflation rate for pre-Medicare and post-Medicare eligibility is 8.5% in 2001, decreasing 0.5% per year to 5.5% in the year 2007, and decreasing 0.25% to 5.25% in 2008 and thereafter.
In millions	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$1.7	$0.8	$1.0
Interest cost	10.7	7.8	7.2
Expected return on plan assets	(2.9)	(2.1)	(1.7)
Amortization of transition amount	3.8	4.1	4.1
Amortization of gain	-	(0.5)	(0.5)
Amortization of regulatory asset	0.6	0.6	0.8

Net periodic postretirement benefit cost	$13.9	$10.7	$10.9

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:
	One-percentage-	One-percentage-
In millions	Point Increase	Point Decrease

Effect on total of service and interest cost components	$0.8	$(0.7)
Effect on postretirement benefit obligation	8.6	(7.4)

Stock-based Compensation Plans

AGL Resources currently sponsors several stock-based compensation plans. The LTIP provides for grants of performance units, restricted stock, and incentive and nonqualified stock options to key employees. The LTIP currently authorizes the issuance of up to 2.8 million shares of AGL Resources common stock. Under the Officer Incentive Plan (the Officer Plan), a total of 600,000 shares of common stock may be transferred to new-hire officers. The Officer Plan provides for grants of nonqualified stock options and restricted stock. AGL Resources also maintains a predecessor plan, the LTSIP, which provides for grants of restricted stock, incentive and nonqualified stock options, and stock appreciation rights to key employees. Following shareholder approval of the LTIP, no further grants have been made under the LTSIP. In addition, AGL Resources sponsors the Directors Plan in which all nonemployee directors participate. The Directors Plan provides for the issuance of restricted stock and nonqualified stock options. The Directors Plan currently authorizes the issuance of up to 200,000 shares of AGL Resources common stock. Plan participants realize value from option grants only to the extent that the fair market value of AGL Resources common stock on the date of exercise of the option exceeds the fair market value of the common stock on the date of grant.

Incentive and Nonqualified Stock Options

Incentive and nonqualified stock options are granted at fair market value on the date of grant. The vesting of incentive options is subject to a statutory limitation of $100,000 per year under Section 422A of the Internal Revenue Code. Otherwise, nonqualified options generally become fully exercisable not earlier than six months after the date of grant and generally expire 10 years after that date.

A summary of activity for key employees and nonemployee directors related to grants of incentive and nonqualified stock options follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding- September 30, 1998	2,099,848	$19.19

Granted	671,333	21.11
Exercised	(91,945)	17.12
Forfeited	(159,558)	20.51

Outstanding-September 30, 1999	2,519,678	19.69

Granted	1,684,124	18.28
Exercised	(25,674)	17.03
Forfeited	(848,972)	19.49

Outstanding-September 30, 2000	3,329,156	19.05

Granted	1,172,450	21.43
Exercised	(604,742)	18.68
Forfeited	(337,354)	18.95

Outstanding-September 30, 2001	3,559,510	$19.90

Information about outstanding and exercisable options, as of September 30, 2001, follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

$13.75 to $17.49	178,300	2.9	$16.15	173,623	$16.14
$17.50 to $19.99	1,250,717	6.3	18.52	940,053	18.67
$20.00 to $24.10	2,130,493	7.4	21.04	1,089,170	20.60

Outstanding-September 30, 2001	3,559,510	6.8	$19.90	2,202,846	$19.43

A summary of outstanding options that are fully exercisable follows:
	Number of Options	Weighted Average Exercise Price

Exercisable- September 30, 1999	2,063,824	$19.39
Exercisable- September 30, 2000	2,251,355	$19.36
Exercisable-September 30, 2001	2,202,846	$19.43

AGL Resources applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock-based compensation plans. Accordingly, no compensation expense has been recognized in connection with stock option grants. If AGL Resources had determined compensation expense for the issuance of options based on the fair value method described in SFAS No. 123, (Accounting for Stock-Based Compensation,) net income and earnings per share would have been reduced to the pro forma amounts presented below:

For the years ended September 30,	2001	2000	1999

Net income-as reported (in millions)	$88.9	$71.1	$74.4
Net income-pro forma (in millions)	85.1	67.3	72.8
Basic earnings per share-as reported	1.63	1.29	1.30
Basic earnings per share-pro forma	1.56	1.22	1.27
Diluted earnings per share-as reported	1.62	1.29	1.29
Diluted earnings per share-pro forma	1.55	1.22	1.27

In accordance with the fair value method of determining compensation expense, the weighted average grant date fair value per share of options granted was as follows:

  $3.26 in fiscal 2001

  $2.35 in fiscal 2000

  $2.68 in fiscal 1999

AGL Resources used the Black-Scholes pricing model to estimate the fair value of each option granted with the following weighted average assumptions for the years ended September 30:

	2001	2000	1999

Expected life (years)	7	7	7
Interest rate	5.4%	6.2%	4.9%
Volatility	19.4%	18.3%	18.3%
Dividend yield	5.0%	6.0%	5.1%

Performance Units

A performance unit is a right of a key employee to receive one share of common stock in the future subject to certain performance criteria. If performance criteria are met, vesting of up to 11,430 performance units will occur at the end of the three-year measurement period on September 30, 2002. No performance units have been granted since 1999.

Stock Awards

Stock awards generally are subject to some vesting restrictions. AGL Resources recognizes compensation expense for those stock awards over the related vesting periods. AGL Resources awarded shares of stock, net of forfeitures, to key employees in the following amounts:

  21,000 shares in fiscal 2001

  10,000 shares in fiscal 2000

  11,115 shares in fiscal 1999

At the date of the award, the weighted average fair value of the shares, net of forfeitures, was as follows:

  $22.06 in fiscal 2001

  $17.38 in fiscal 2000

  $20.06 in fiscal 1999

The compensation costs that have been charged against income for performance units, restricted stock and other stock-based awards were immaterial in fiscal 2001, 2000 and 1999.

Directors Plan

Under the Directors Plan, each nonemployee director receives an annual retainer that comprises:

  a stock award equal in fair market value to $30,000

  a nonqualified stock option to purchase the same number of shares of common stock as the annual stock award

The stock award is payable in shares of AGL Resources common stock or, at the election of a director, is deferred and is invested in common stock equivalents.

Additionally, each new nonemployee director receives a stock award of 1,000 shares.

> Note 4

Financing
		September 30,
Dollars in millions	Year Due	2001	2000

Short-term debt:
Commercial paper program and notes payable, 6.0% and 7.0% weighted average rate at September 30, 2001 and 2000, respectively		$303.4	$141.2

Current portion of long-term debt		45.0	20.0

Long-term debt-net of current maturities:
Medium-term debt:
Series A-interest rate of 9.10%	2021	30.0	30.0
Series B-interest rates from 7.35% to 8.70%	2002-2023	215.0	260.0
Series C-interest rates from 5.90% to 7.30%	2004-2027	300.0	300.0
Senior notes-interest rate of 7.125%	2011	300.00	-

Total		$845.0	$590.0

Preferred Securities:
AGL Capital Trust I- 8.17% due June 1, 2037	2037	$74.3	$74.3
AGL Capital Trust II- 8.0% due May 15, 2041	2041	145.6	-

Total		$219.9	$74.3

Short-term Debt

In October 2000, AGL Resources as guarantor established a $900 million commercial paper program through AGL Capital Corporation. AGL Capital Corporation's commercial paper consists of short-term unsecured promissory notes with maturities ranging from overnight to 270 days. AGL Capital Corporation's commercial paper program is supported by several lenders (the credit facility). On October 6, 2000, AGL Resources issued $660 million in commercial paper, the proceeds of which were used to finance the VNG acquisition and to refinance existing short-term debt. All short-term debt matures within one year from the date of issuance. In May 2001, the credit facility limit was reduced to $450 million following long-term debt issuances. This credit facility has been entered into in support of AGL Capital Corporation's commercial paper program. The credit facility may be borrowed, repaid and reborrowed in the form of Eurodollar loans, adjustable-rate loans (based on SunTrust Banks, Inc.'s prime rate, or based on the Federal Funds Effective Rate plus 0.5%), letters of credit (up to $50 million) or, in certain circumstances, fixed-rate loans for a defined period agreed upon by AGL Capital Corporation and the lenders. As of September 30, 2001, $146.6 million remained available for borrowing under the commercial paper program. On October 4, 2001, the credit facility was renewed for an additional 364-day period ending October 3, 2002 (the termination date). Loans outstanding on the termination date, up to a maximum aggregate principal amount of $200 million, may be converted into term loans. All term loans will mature in one installment on the date that is one year from the termination date. As of October 23, 2001, there were no outstanding loans under the credit agreement.

Long-term Debt

On February 23, 2001, AGL Capital Corporation, as issuer, AGL Resources Inc., as guarantor, and the Bank of New York, as trustee, issued $300 million of senior notes under an indenture dated February 20, 2001. Interest is payable on January 14 and July 14, beginning July 14, 2001, with interest accruing from March 1, 2001. AGL Resources fully and unconditionally guarantees the senior notes. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Long-term debt matures more than one year from the date of issuance. AGL Resources' long-term debt consists of medium-term notes Series A, Series B and Series C, which were issued under an indenture dated December 1, 1989, and senior notes. The notes are unsecured and rank on parity with all other unsecured indebtedness. The annual maturities of long-term debt for the five-year period ending September 30, 2006, are as follows:

  $45.0 million in fiscal 2002

  $48.0 million in fiscal 2003

  $30.0 million in fiscal 2004

  $33.5 million in fiscal 2005

  $42.0 million in fiscal 2006

  $691.5 million in fiscal 2007 and beyond

Subsidiaries Obligated Mandatorily Redeemable Preferred Securities (Capital Securities)

In June 1997, AGL Resources established AGL Capital Trust I (Trust I), a Delaware business trust, of which AGL Resources owns all the common voting securities. Trust I issued and sold $75 million principal amount of 8.17% capital securities (liquidation amount $1,000 per capital security) to certain initial investors. Trust I used the proceeds to purchase 8.17% Junior Subordinated Deferrable Interest Debentures.

Trust I capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on June 1, 2037, or the optional prepayment by AGL Resources after May 31, 2007. AGL Resources fully and unconditionally guarantees all of Trust I's obligations for the capital securities.

In March 2001, AGL Resources established AGL Capital Trust II (Trust II), a Delaware business trust, of which AGL Capital Corporation owns all the common voting securities. In May 2001, Trust II issued and sold $150 million in principal amount of 8.00% capital securities (liquidation amount $25 per capital security). Trust II used the proceeds to purchase 8% Junior Subordinated Deferrable Interest Debentures. The proceeds from the issuance were used to refinance a portion of the existing short-term debt under the commercial paper program.

Trust II capital securities are subject to mandatory redemption at the time of the repayment of the junior subordinated debentures on May 15, 2041, or the optional prepayment by AGL Capital Corporation after May 21, 2006. AGL Resources fully and unconditionally guarantees all of Trust II's obligations for the capital securities.

Other Preferred Securities

As of September 30, 2001, AGL Resources had 10.0 million shares of authorized, and unissued, Class A Junior Participating Preferred Stock, no par value; and 10.0 million shares of authorized, and unissued, preferred stock, no par value. As of September 30, 2001, AGLC had 10.0 million shares of authorized, and unissued, preferred stock, no par value.

Shelf Registration

On September 17, 2001, AGL Resources and AGL Capital Corporation filed a "shelf" registration statement registering $750.0 million in aggregate amount of debt and other securities. Such securities may be issued as debt securities, trust preferred securities, junior subordinated debentures or AGL Resources common stock.

> Note 5

Common Stock

Shareholder Rights Plan

On March 6, 1996, AGL Resources' Board of Directors adopted a Shareholder Rights Plan. The plan contains provisions to protect AGL Resources' shareholders in the event of unsolicited offers to acquire AGL Resources or other takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. As required by the Shareholder Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right (a Right) for each outstanding share of AGL Resources common stock, with distribution made to shareholders of record on March 22, 1996.

The Rights, which will expire March 6, 2006, are represented by and traded with AGL Resources common stock. The Rights are not currently exercisable and do not become exercisable unless a triggering event occurs. One of the triggering events is the acquisition of 10% or more of AGL Resources common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right will entitle its holder to purchase one one-hundredth of a share of Class A Junior Participating Preferred Stock at a purchase price of $60. Each preferred share will have 100 votes, voting together with the common stock. Because of the nature of the preferred shares' dividend, liquidation and voting rights, one one-hundredth of a share of preferred stock is intended to have the value, rights and preferences of one share of common stock. As of September 30, 2001, 1.0 million shares of Class A Junior Participating Preferred Stock were reserved for issuance under that plan.

Share Repurchase Program

On October 5, 1999, the Board of Directors of AGL Resources authorized a plan to repurchase up to 3.6 million shares (6.3% of total outstanding as of September 30, 1999) of AGL Resources common stock over a period ending no later than September 30, 2001. Open-market purchases of the shares were made from time to time, subject to availability, and the repurchased shares were initially placed in treasury. During fiscal 2000, AGL Resources completed the program by repurchasing 3.6 million shares of common stock for a total of $62.1 million. Subsequent to June 15, 1999, shares issued under AGL Resources' benefit plans and the DRIP have been issued from shares initially placed in treasury.

Other

AGL Resources issued the following shares of common stock under ResourcesDIRECT, the RSP Plan, the LTSIP, the LTIP, the NSP and the Directors Plan:

  1,014,404 shares of common stock in fiscal 2001

  584,284 shares of common stock in fiscal 2000

  677,411 shares of common stock in fiscal 1999

As of September 30, 2001, 7,777,364 shares of common stock were reserved for issuance under ResourcesDIRECT, the RSP Plan, the LTSIP, the LTIP, the NSP and the Directors Plan.

> Note 6

Commitments and Contingencies

AGL Resources' distribution operations has various contracted amounts of pipeline and storage capacity and gas supply.

AGLC

AGLC has total demand (fixed) cost commitments for contracted pipeline and storage capacity of $169.0 million in fiscal 2002, $164.9 million in fiscal 2003, $160.8 million in fiscal 2004, $153.2 million in fiscal 2005 and $62.5 million in fiscal 2006. Total payments of fixed charges under all agreements were $186.6 million in fiscal 2001, $194 million in fiscal 2000 and $203 million in fiscal 1999.

As a result of the Deregulation Act, AGLC's rights to capacity under the purchase agreements have been temporarily assigned to certificated marketers based on each individual marketer's market share. These certificated marketers are responsible for payment of the fixed charges associated with the assignments. Although each pipeline requires two months' worth of demand charges for credit purposes from the certificated marketers, in case of certificated marketer default, AGLC remains responsible for approximately 100% of such payments as long as it is the holder of these contracts.

AGLC has no term gas supply obligations.

VNG

A third party services day-to-day procurement of gas supply and capacity management to VNG under an asset management contract between Sequent and a third party on behalf of VNG that is in place through October 2002. The VNG capacity portfolio included demand charges of $34.2 million during fiscal 2001, and future commitments of $32.9 million in fiscal 2002, $32.8 million in fiscal 2003, $30.7 million in fiscal 2004, $21.0 million in fiscal 2005 and $17.2 million in fiscal 2006.

Gas is purchased on the spot market or supplied through storage services to VNG customers. In addition, one term contract is in place that terminates during fiscal 2004.

CGC

CGC has total demand cost commitments for contracted pipeline and storage capacity of $11.7 million in fiscal 2002, fiscal 2003, fiscal 2004 and fiscal 2005, and $4.4 million in fiscal 2006. Total payments of fixed charges under all agreements were $12.5 million in fiscal 2001 and $13 million in fiscal 2000 and fiscal 1999.

CGC also has term gas supply contracts with reservation fees of approximately $0.5 million in fiscal 2002 and $25,000 in fiscal 2003. The remainder of CGC's gas supply is met through spot purchases and storage.

Collective Bargaining Agreements

On September 30, 2001, AGL Resources and its subsidiaries had approximately 2,300 employees, compared with 1,938 at September 30, 2000. As of September 30, 2001, approximately 600 employees were covered under collective bargaining agreements. There are currently six collective bargaining agreements, with the Teamsters contract representing the largest group of 360 employees. The Teamsters agreement expired in September 2000, and a new agreement, which is effective through March 2003, was reached on October 27, 2000. Contracts were signed this year with the Utility Workers Union in Chattanooga and Cleveland, Tennessee, that expire in April 2004. An agreement was also reached with the Operating Engineers Union in Savannah, Georgia, that expires in September 2004. The contract with the International Brotherhood of Electrical Workers at VNG, which represents approximately 180 employees, expires in May 2002.

Rental Expense

Total rental expense for property and equipment was as follows:

  $17.7 million in fiscal 2001

  $15.1 million in fiscal 2000

  $8.5 million in fiscal 1999

Minimum annual rentals under noncancelable operating leases are as follows:

  fiscal 2002 - $19.4 million

  fiscal 2003 - $17.7 million

  fiscal 2004 - $17.7 million

  fiscal 2005 - $17.2 million

  fiscal 2006 - $7.0 million

  thereafter - $7.7 million

On October 14, 1998, AGL Resources entered into an arrangement to sublease certain corporate office space, the term of which began on December 1, 1998, and will expire on January 3, 2003. The original lease is an operating lease. Annual sublease rental receipts are as follows:

  fiscal 2002 - $1.5 million

  fiscal 2003 - $0.4 million

Litigation

On July 26, 2001, Georgia Natural Gas Company, an indirect wholly owned subsidiary of AGL Resources, filed a lawsuit on behalf of SouthStar against Dynegy Marketing and Trade, a subsidiary of Dynegy, Inc., seeking a full and fair accounting of its activities as asset manager for SouthStar. Management does not believe this action will have a material adverse effect on AGL Resources' consolidated financial statements.

AGL Resources is involved in litigation arising in the normal course of business. We believe the ultimate resolution of that litigation will not have a material adverse effect on the consolidated financial statements.

Related Party Guarantees

In the normal course of business, AGL Resources guarantees, or provides collateral for, the obligations of its subsidiaries and affiliates.

> Note 7

Fair Value of Financial Instruments

The following table shows the carrying amounts and fair values of financial instruments included in AGL Resources' consolidated balance sheets, as of September 30:
In millions	Carrying Amount	Estimated Fair Value

2001
Long-term debt including current portion	$890.0	$931.5
Capital securities	219.9	228.3

2000
Long-term debt including current portion	610.0	577.2
Capital securities	74.3	65.6

The estimated fair values are determined based on the following:

  Long-term debt - interest rates that are currently available for issuance of debt with similar terms and remaining maturities.

  Capital securities - quoted market price and dividend rates for preferred stock with similar terms.

Considerable judgment is required to develop the fair value estimates; therefore, the values are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value estimates are based on information available to management as of September 30, 2001. Management is not aware of any subsequent factors that would affect significantly the estimated fair value amounts.

> Note 8

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

Investment Tax Credits

AGL Resources has deferred investment tax credits associated with distribution operations as a regulatory liability in its consolidated balance sheets. (See Note 2.) Those investment tax credits are being amortized as credits to income in accordance with regulatory treatment over the estimated life of the related properties. AGL Resources reduces income tax expense in its statements of consolidated income for the investment tax credits and other tax credits associated with its nonregulated subsidiaries.

Accumulated Deferred Income Tax Assets and Liabilities

AGL Resources reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the differences in those items are reported as deferred income tax assets or liabilities in AGL Resources' consolidated balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect. Because of the regulated nature of the utility's business, a regulatory tax liability has been recorded in accordance with SFAS No. 109, (Accounting for Income Taxes.) The regulatory tax liability is being amortized over approximately 30 years. (See Note 2.)

Components of income tax expense shown in the statements of consolidated income for the years ended September 30 are as follows:
In millions	2001	2000	1999

Included in expenses:
Current income taxes
Federal	$39.5	$1.2	$27.0
State	5.0	0.2	4.4
Deferred income taxes
Federal	5.4	31.3	7.3
State	1.3	5.8	1.7
Amortization of investment tax credits	(1.3)	(1.3)	(1.3)

Total	$49.9	$37.2	$39.1

Reconciliation between the statutory federal income tax rate and the effective rate for the years ended September 30 is as follows:
	2001		2000		1999
Dollars in millions	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income

Computed tax expense	$48.6	35.0%	$37.9	35.0%	$39.7	35.0%
State income tax, net of federal income tax benefit	2.5	1.9	4.2	3.8	3.8	3.3
Amortization of investment tax credits	(1.3)	(0.9)	(1.3)	(1.2)	(1.3)	(1.1)
Adjustment of prior year's income taxes	-	-	-	-	(2.2)	(1.9)
Nontaxable gain	-	-	(2.6)	(2.4)	-	-
Other-net	0.1	-	(1.0)	(0.8)	(0.9)	(0.8)

Total income tax expense	$49.9	36.0%	$37.2	34.4%	$39.1	34.5%

Components that give rise to the net accumulated deferred income tax liability, as of September 30, are as follows:
In millions	2001	2000

Accumulated deferred income tax liabilities:
Property-accelerated depreciation and other property-related items	$233.8	$243.6
Other	49.2	39.2

Total accumulated deferred income tax liabilities	283.0	282.8

Accumulated deferred income tax assets:
Deferred investment tax credits	8.4	9.0
Other	19.1	24.2

Total accumulated deferred income tax assets	27.5	33.2

Net accumulated deferred income tax liability	$255.5	$249.6

> Note 9

Related Party Transactions

Distribution operations recognized revenue totaling $185.9 million in fiscal 2001 from SouthStar, and had $1.7 million in accounts receivable from SouthStar at September 30, 2001. Distribution operations recognized revenue totaling $173.6 million in fiscal 2000 from SouthStar, and had $5.5 million in accounts receivable from SouthStar at September 30, 2000. Distribution operations sold gas totaling $5.6 million in fiscal 1999 to SouthStar. Distribution operations recognized revenue of $70.7 million in fiscal 1999 related to the assignment of underground storage inventory to SouthStar.

Utilipro recognized revenue of $7.9 million and $10.9 million on services provided to SouthStar during fiscal 2001 and 2000, respectively, and had accounts receivable from SouthStar of $5.8 million as of September 30, 2000. Utilipro recognized revenue of $6.5 million on services provided to SouthStar during fiscal 1999.

AGL Resources' investment in SouthStar had a significant impact on AGL Resources' financial position and results of operations for fiscal 2001 and fiscal 2000. Summarized financial information for SouthStar at September 30 is shown below:
In millions	2001	2000

Total assets	$140.5	$149.5
Total liabilities	69.3	152.7

For 12 months ended September 30,

Income (loss) before tax	$22.6	$12.6

> Note 10

Segment Information

AGL Resources is organized into three operating segments:

  Distribution operations consists of AGLC, VNG and CGC.

  Wholesale services consists of asset optimization and wholesale trading and marketing operations.

  Energy investments consists of several nonregulated, energy-related subsidiaries.

Additionally, AGL Resources views corporate as a nonoperating business segment. Corporate includes the holding company, AGSC, nonregulated financing and captive insurance subsidiaries, and intercompany eliminations.

Management evaluates segment performance based on EBIT, earnings before interest and taxes, which includes the effects of corporate expense allocations. Intersegment sales in fiscal 2001 were eliminated from the statements of consolidated income. There were no material intersegment sales in fiscal 2000 and 1999.

Identifiable assets are those assets used in each segment's operations. Corporate assets consist primarily of cash and cash equivalents and property, plant and equipment.
	As of or for the 12 months ended September 30, 2001
In millions	Distribution Operations	Wholesale Services	Energy Investments	Corporate and Intersegment Eliminations	Consolidated AGL Resources

Operating revenues from external customers	$914.3	$125.6	$9.2	$0.2	$1,049.3
Intersegment revenue	-	42.2	-	(42.2)	-
Depreciation and amortization	90.4	0.1	0.8	8.7	100.0
EBIT	215.5	3.5	20.1	(2.9)	236.2
Interest income	0.6	-	0.8	(0.5)	0.9
Equity in the net income of investees	-	-	13.8	-	13.8
Identifiable assets	3,337.0	44.3	39.8	(122.7)	3,298.4
Investment in joint ventures	-	-	69.7	-	69.7
Capital expenditures	151.5	-	1.2	3.0	155.7

	As of or for the 12 months ended September 30, 2000
In millions	Distribution Operations	Wholesale Services	Energy Investments	Corporate and Intersegment Eliminations	Consolidated AGL Resources

Operating revenues from external customers	$525.1	$46.8	$35.4	$0.1	$607.4
Intersegment revenue	-	-	-	-	-
Depreciation and amortization	71.0	-	3.4	8.8	83.2
EBIT	150.8	1.9	16.9	(3.6)	166.0
Interest income	0.4	-	(0.1)	0.2	0.5
Equity in the net income of investees	-	-	10.4	-	10.4
Identifiable assets	2,421.3	16.1	49.3	22.4	2,509.1
Investment in joint ventures	-	3.5	75.3	-	78.8
Capital expenditures	145.7	-	1.4	10.7	157.8

	As of or for the 12 months ended September 30, 1999
In millions	Distribution Operations	Wholesale Services	Energy Investments	Corporate and Intersegment Eliminations	Consolidated AGL Resources

Operating revenues from external customers	$1,041.3	$-	$29.4	$-	$1,070.7
Intersegment revenue	-	-	-	-	-
Depreciation and amortization	66.6	-	3.3	8.9	78.8
EBIT	157.6	-	12.7	2.3	172.6
Interest income	0.4	-	0.2	0.5	1.1
Equity in the net income of investees	-	-	(19.9)	-	(19.9)
Identifiable assets	3,048.8	0.2	87.8	(577.4)	2,559.4
Investment in joint ventures	-	2.9	25.3	-	28.2
Capital expenditures	128.7	-	4.5	14.1	147.3

> Note 11

Pro Forma Data (Unaudited)

The following pro forma financial data has been prepared as if the acquisition of VNG took place on October 1, 1999, the beginning of AGL Resources' fiscal year. This pro forma financial data is presented for informational purposes and is not necessarily indicative of future operations. Fiscal 2001 is not presented because the results of VNG are included in AGL Resources' financial statements for the entire year.
In millions, except per share data	Fiscal 2000

Revenue	$810.2
Net income	51.7
EBIT	79.1
Earnings per common share- basic	0.94
Earnings per common share- diluted	0.94

> Note 12

Quarterly Financial Data (Unaudited)

During the fourth quarter of fiscal 2000, AGL Resources recognized a total aftertax gain of $10.7 million related to the propane transaction and recorded an aftertax charge of $3.9 million related to the corporate reorganization.

Quarterly financial data for fiscal 2001 and 2000 is summarized as follows:

In millions	Operating Revenues	Operating Income

Fiscal 2001
December 31, 2000	$294.8	$55.3
March 31, 2001	350.6	64.6
June 30, 2001	175.7	41.1
September 30, 2001	228.2	47.7
Fiscal 2000
December 31, 1999	$182.3	$33.5
March 31, 2000	160.1	37.5
June 30, 2000	131.8	38.4
September 30, 2000	133.2	28.4

In millions, except per share data	Net Income*	Basic Earnings per Common Share*	Diluted Earnings per Common Share*

Fiscal 2001
December 31, 2000	$22.5	$0.41	$0.41
March 31, 2001	52.3	0.96	0.96
June 30 ,2001	9.3	0.17	0.17
September 30, 2001	4.8	0.09	0.09
Fiscal 2000
December 31, 1999	$17.1	$0.30	$0.30
March 31, 2000	22.7	0.41	0.41
June 30, 2000	13.9	0.26	0.26
September 30, 2000	17.4	0.32	0.32

* The wide variance in quarterly earnings results from the highly seasonal nature of AGL Resources' primary business.

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

Independent Auditors' Report

To the Shareholders and Board of Directors of AGL Resources Inc.:

We have audited the accompanying consolidated balance sheets of AGL Resources Inc. and subsidiaries as of September 30, 2001 and 2000, and the related statements of consolidated income, common shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of AGL Resources' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AGL Resources Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Atlanta, Georgia

October 23, 2001

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

The financial statements have been audited by Deloitte & Touche LLP, independent auditors. Their audits were made in accordance with auditing standards generally accepted in the United States of America, as indicated in the Independent Auditors' Report, and included a review of the system of internal accounting controls and tests of transactions to the extent they considered necessary to carry out their responsibilities.

The Board of Directors pursues its responsibility for reported financial information through its Audit Committee. The Audit Committee meets periodically with management and the independent auditors to assure that they are carrying out their responsibilities and to discuss internal accounting controls, auditing and financial reporting matters.

/s/ Paula G. Rosput

Paula G. Rosput, President and Chief Executive Officer

October 23, 2001

/s/ Richard T. O'Brien

Richard T. O'Brien, Executive Vice President and Chief Financial Officer

October 23, 2001

Shareholder Information

Corporate Headquarters

AGL Resources Inc.

817 West Peachtree Street NW, 10th Floor

Atlanta, Georgia 30308

404-584-9470

Website: aglresources.com

Transfer Agent and Registrar

EquiServe serves as the transfer agent and registrar for AGL Resources and can help with a variety of stock-related matters, including name and address changes; transfer of stock ownership; lost certificates; and Form 1099s.

Inquiries may be directed to:

AGL Resources Shareholder Services

c/o EquiServe Trust Company, N.A.

Blue Hills Office Park

150 Royall Street

Canton, MA 02021

Toll-free: 800-633-4236

Website: equiserve.com

Company Information

AGL Resources' recent news releases, annual reports, proxy statements and Securities and Exchange Commission filings are available on the company's website or through a toll-free interactive shareholder information line at 877-ATG-NYSE (877-284-6973).

Institutional Investor Inquiries

Institutional Investors and Securities Analysts Should Direct Inquiries To:

Steve Cave

Director, Investor Relations

404-584-3801

Common Stock

The common stock of AGL Resources is listed and traded on the New York Stock Exchange under the ticker symbol ATG. The symbol AGL Res is used in newspaper stock listings.

Preferred Securities

The preferred securities of AGL Resources are listed and traded on the New York Stock Exchange under the ticker symbol ATG_P.

Annual Meeting

The 2002 annual meeting of shareholders will be held Friday, February 1, at the Atlanta History Center, 130 West Paces Ferry Road NW, Atlanta, Georgia.

ResourcesDIRECT

New investors may make an initial investment, and shareholders of record may acquire additional shares of AGL Resources common stock, through ResourcesDIRECT without paying brokerage fees or service charges. Initial cash investments, quarterly cash dividends and/or optional cash purchases may be invested through the plan, subject to certain requirements. To obtain a copy of the plan prospectus and enrollment materials, contact our transfer agent, call our toll-free interactive shareholder line, or visit AGL Resources' website.

Market Prices and Dividends
Fiscal 2001	Closing Price of Common Stock		Cash Dividends per Common Share

Quarter ended:	High	Low

December 31, 2000	$23.00	$19.25	$0.27
March 31, 2001	21.92	19.88	0.27
June 30, 2001	24.09	21.22	0.27
September 30, 2001	24.50	19.17	0.27

Fiscal 2000	Closing Price of Common Stock		Cash Dividends per Common Share

Quarter ended:	High	Low

December 31, 1999	$19.13	$16.06	$0.27
March 31, 2000	18.38	16.31	0.27
June 30, 2000	18.13	15.75	0.27
September 30, 2000	20.31	16.75	0.27

AGL Resources pays dividends four times a year, on March 1, June 1, September 1 and December 1. The company has paid 215 consecutive quarterly dividends, beginning in 1948.